UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	March 22, 2017	By:	/s/ Sean Finn
			Name:	Sean Finn
			Title:	Executive Vice-President Corporate Services and Chief Legal Officer

2

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Notice of Annual Meeting of Shareholders

2	Management Proxy Circular

3	Form of Proxy

4	Annual Report

3

Item 1

Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be held at The Hotel Saskatchewan Regency Ballroom 2125 Victoria Avenue Regina, Saskatchewan, Canada on Tuesday, April 25, 2017 at 9:00 a.m. (Central Standard Time), 11:00 a.m. (Eastern Daylight Time) For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2016, and the auditors’ reports thereon; electing the directors; appointing the auditors; considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; and transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. 2. 3. 4. 5. The Board of Directors has fixed March 2, 2017 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 7, 2017 Montreal, Quebec

Item 2

Innovation in motion Management InformationCircular and Notice of Annual Meeting of Shareholders April 25, 2017

Notice of Annual Meeting of Shareholders Our annual meeting of holders of common shares will be held at The Hotel Saskatchewan Regency Ballroom 2125 Victoria Avenue Regina, Saskatchewan, Canada on Tuesday, April 25, 2017 at 9:00 a.m. (Central Standard Time), 11:00 a.m. (Eastern Daylight Time) For the purposes of: 1. receiving the consolidated financial statements for the year ended December 31, 2016, and the auditors’ reports thereon; electing the directors; appointing the auditors; considering and approving, in an advisory, non-binding capacity, a resolution (the full text of which is set out on page 9 of the accompanying management information circular) accepting the Company’s approach to executive compensation as disclosed in the “Statement of Executive Compensation” section of the accompanying management information circular; and transacting such other business as may properly be brought before the meeting or any adjournment or postponement thereof. 2. 3. 4. 5. The Board of Directors has fixed March 2, 2017 as the Record Date for the determination of the holders of common shares entitled to receive notice of the meeting and vote at the meeting. By order of the Board of Directors Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 7, 2017 Montreal, Quebec

Luc Jobin Robert Pace March 7, 2017 Dear Shareholder: On behalf of the Board of Directors and management of Canadian National Railway Company (the “Company”), we cordially invite you to attend the annual meeting of shareholders that will be held this year at The Hotel Saskatchewan, Regency Ballroom, 2125 Victoria Avenue, Regina, Saskatchewan (Canada) on Tuesday, April 25, 2017, at 9:00 a.m. (Central Standard Time), 11:00 a.m. (Eastern Daylight Time). This management information circular (the “Information Circular”) describes the business to be conducted at the meeting and provides information on executive compensation and CN’s governance practices. In addition to these items, we will discuss highlights of our 2016 performance and our plans for the future. You will have the opportunity to meet and interact with your directors and the senior officers of the Company. Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form or voting instruction form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the internet by following the instructions on the enclosed forms. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or voting instruction form or by voting over the internet. Please consult the information on page 5 of the Information Circular to find out how to vote your shares. A live webcast of the meeting will be available on the Company’s website at www.cn.ca. We look forward to seeing you at the meeting. Sincerely, Robert Pace Chair of the Board Luc Jobin President and Chief Executive Officer 1 CN | Management Information Circular 2017 LETTER TO SHAREHOLDERS

What’s Inside Notice of Annual Meeting of Shareholders Letter to Shareholders 1 Proxy Summary 3 Voting Information 5 Business of the Meeting 8 Nominees for Election to the Board 10 Board of Directors Compensation 17 Statement of Corporate Governance Practices 21 Statement of Executive Compensation 33 Compensation Discussion and Analysis 37 Other Information 67 Schedule “A” – Mandate of the Board 68 Schedule “B” – Reports of the Committees 70 Schedule “C” – Additional Audit Committee Disclosure 76 This Information Circular is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of its shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company”, “we”, “us”, or “our” refer to Canadian National Railway Company. The Meeting will be held on Tuesday, April 25, 2017, at 9:00 a.m. (Central Standard Time), 11:00 a.m. (Eastern Daylight Time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 27, 2017, except as indicated otherwise. 2 CN | Management Information Circular 2017 Shareholder Voting Matters and Recommendation VOTING MATTERSBOARD VOTE RECOMMENDATIONFOR MORE INFORMATION SEE PAGE Election of 13 DirectorsFOR each nominee8 Appointment of KPMG LLP as AuditorsFOR 8 Advisory Resolution on Executive CompensationFOR 9

Proxy Summary The following summary highlights some of the important information you will find in this Information Circular, as well as information about our Company. We recommend that you read the entire Information Circular before voting. Board of Directors Highlights NOMINEES, OTHER ARE INDEPENDENT Our Director Nominees SHARE OWNERSHIP (MULTIPLE OF REQUIREMENT) TOP 3 COMPETENCIES (1) OTHER PUBLIC BOARDS % OF VOTES FOR IN 2016 NAME / AGE DIRECTOR SINCE POSITION Donald J. Carty (70) • Strategy • Finance • HR 2011 Corporate Director 2 9 98.40 Julie Godin (42) • HR • Strategy • Finance New Director Nominee Vice-Chair, Chief Planning and Administration Officer, CGI Group Inc. 1 N/A N/A Luc Jobin (58) • Strategy • Finance • Transport 2016 President and CEO, CN 1 6 N/A Denis Losier (64) • Finance • HR • Sales 1994 Corporate Director 1 29 97.60 James E. O’Connor (67) • Strategy • Engineering • HR 2011 Corporate Director 2 3 99.76 Robert L. Phillips (66) • Transport • Strategy • Sales 2014 President, R.L. Phillips Investments Inc. 4 (2) 2 98.62 (1) Refer to definition of competencies on page 27 of this Information Circular. (2) Will be a member of three public Boards other than CN starting in Q2 – 2017. 3 CN | Management Information Circular 2017 PROXY SUMMARY Laura Stein• Legal 2014Executive Vice-President – (55) • EngineeringGeneral Counsel & Corporate Affairs,1299.55 • Finance The Clorox Company Robert Pace• HR 1994Chair of the Board, CN (62) • Transport President and CEO,11496.44 • Strategy The Pace Group Kevin G. Lynch• Policy 2014Vice-Chair, BMO Financial Group (66) • Finance 2299.64 • Strategy V. Maureen Kempston Darkes• Transport 1995Corporate Director (68) • Sales 4 (2) 1997.21 • HR Edith E. Holiday• Legal 2001Corporate Director and Trustee (65) • Policy 41197.66 • Strategy Gordon D. Giffin• Policy 2001Partner, Dentons US LLP (67) • Legal 4 (2) 1096.90 • HR Shauneen Bruder• FinanceNew DirectorExecutive Vice-President, Operations, (57) • Strategy NomineeRoyal Bank of Canada0N/AN/A • Sales 100% OF DIRECTOR THAN OUR CEO, 100% BOARD AND COMMITTEE ATTENDANCE 0 BOARD MEMBERS THAT SIT TOGETHER ON THE BOARD OF ANOTHER PUBLIC COMPANY 38% OF DIRECTOR NOMINEES ARE WOMEN 54 COMBINED NUMBERS OF BOARD AND COMMITTEE MEETINGS HELD IN 2016

PROXY SUMMARY

2016 Key Business Highlights

EMPLOYEES	REVENUES	OPERATING RATIO	CAPITAL INVESTMENTS	DILUTED EARNINGS PER SHARE
22,249	$12.0 B	55.9%	$2.75 B	$4.67
AT YEAR END				AS REPORTED

Recent Key Governance Highlights

38%

Adopted a policy of having a minimum representation of 1/3 of the Board by women by the end of 2017, and 38% of our director nominees in 2017 are women.

Independent 3rd Party

Hired an independent 3rd party to conduct a director peer review process.

14-Year Term Limit

Adopted a new term limit of a maximum of 14 years for newly appointed/elected directors.

Catalyst Accord and 30% Club

Became signatory to the Catalyst Accord and a member of the 30% Club in 2017 which promotes diversity on Boards.

Best Overall

Awarded Best Overall Corporate Governance for publicly-listed companies by the Governance Professionals of Canada.

First

Recognized by the Globe and Mail's annual review of corporate governance practices in Canada, where CN ranked first in the industrials group.

Best Corporate Citizen

Ranked among the best 50 corporate citizens in Canada by Corporate Knights for the 8th consecutive year in a row.

Executive Compensation

Disciplined Approach to Compensation

CN's approach to executive compensation is driven by a commitment to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach to executive compensation by ensuring that target compensation, while reasonable, supports attraction and retention of executive talent. In addition, short- and long-term incentive plans are structured to align realized pay and shareholder returns. Compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. The executive compensation policy aims to position target total direct compensation between the median and the 60th percentile of the executives' respective comparator group.

2016 Target Pay at Risk


President and CEO
13.5%
16.3%
38.6%
31.6%
Salary
At-Risk
Other NEOs
22.5%
18.0%
32.7%
26.8%
Salary
At-Risk
Annual Incentive Bonus Plan
Performance Share Units Awards
Stock Options Awards

Best Practices Adopted by CN

- ~ 80% of NEOs' target total direct compensation is variable and linked to CN's performance
- Incentive payout capped and no guaranteed minimum payout
- Inclusion of a relative total shareholder return condition as a performance measure for Performance Share Units
- Increased diversification with the addition of a safety component in the Annual Incentive Bonus Plan
- Stringent stock ownership requirements and President and CEO post-retirement shareholding requirement
- Overlap of performance measures for short- and long-term incentives to mitigate risk
- Extended executive clawback policy
- No employment contracts for NEOs

4

CN | Management Information Circular 2017

Voting Information Your Vote is Important As a shareholder, it is important that you read this Information Circular carefully and then vote your shares, either by proxy or in person at the Meeting. The following section provides you with information on how to vote your shares. Who can vote Shareholders who were registered as at the close of business on March 2, 2017 (the “Record Date”), are entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy. As of the close of business on the Record Date, the Company had 760,468,505 common shares without par value outstanding. Subject to the voting restrictions described in this section, each common share carries the right to one vote. How to vote If you are eligible to vote and your common shares are registered in your name or are held in the name of a nominee, you can vote your common shares in person at the Meeting or by proxy, as explained below. Voting by proxy is the easiest way to vote your shares. Registered Shareholders You are a registered shareholder if your name appears on your share certificate or your Direct Registration System (DRS) confirmation. 1. Voting by Proxy (Proxy Form) Below are the different ways in which you can give your voting instructions, details of which are found in the proxy form accompanying this Information Circular: Non-Registered Shareholders If your common shares are not registered in your name and are held in the name of a nominee such as a trustee, financial institution or securities broker, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. 1. Voting by Proxy (Voting Instruction Form) Below are the different ways in which you can give your voting instructions, details of which are found in the voting instruction form accompanying this Information Circular: Go to www.proxyvote.com and follow the instructions. You will need your control number found on your voting instruction form. Complete and return the voting instruction form in the prepaid envelope provided. Call 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your control number found on your voting instruction form. Complete the voting instruction form and return it by fax at 905-507-7793 or 514-281-8911. Go to www.investorvote.com and follow the instructions. You will need your control number found on your proxy form. Complete and return the proxy form in the prepaid envelope provided. Call 1-866-732-VOTE (8683) Toll Free. You will need your control number found on your proxy form. Your duly completed voting instruction form must have been received by your intermediary with sufficient time for your vote to be processed by our transfer agent, and in all cases, no later than 5:00 p.m. on April 21, 2017 (Eastern Daylight Time) or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 24, 2017, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in person Complete the proxy form and return it by fax at 1-888-453-0330. Your duly completed proxy form must have been received by our transfer agent, Computershare Trust Company of Canada, or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 24, 2017, (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in person If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. on April 24, 2017 (Eastern Daylight Time). Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting. If you wish to vote in person, you do not need to complete or return your proxy form. The day of the Meeting you will have to present yourself to a representative of Computershare Trust Company of Canada at the registration table. Your vote will be taken and counted at the Meeting. 5 CN | Management Information Circular 2017 VOTING INFORMATION IN PERSON IN PERSON FAX PHONE FAX MAIL PHONE INTERNET MAIL INTERNET

Employee Shares Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. operations (the “Plans”) are known as “Employee Shares”. Employee Shares remain registered in the name of the Plans’ Custodian (currently Computershare Trust Company of Canada), unless the employees have withdrawn their common shares from the Plans in accordance with their provisions. 1. Voting by Proxy (Computershare Voting Instruction Form) Below are the different manners in which you can give your voting instructions, details of which are found in the voting instruction form accompanying this Information Circular: How your Shares will be Voted You can choose to vote FOR, WITHHOLD or AGAINST, depending on the items to be voted on. When you vote by proxy, you may appoint either the persons named as proxies in the proxy form or voting instruction form (who are the Board Chair and the President and Chief Executive Officer of the Company, or in the case of Employee Shares, Computershare Trust Company of Canada) or you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy or voting instruction form. You have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the proxy form or voting instruction form, or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and that this person attends the Meeting. Your common shares will be voted or withheld from voting in accordance with your instructions indicated on the proxy form or voting instruction form. If no instructions are indicated, your common shares represented by proxies in favour of the Board Chair or the President and Chief Executive Officer (or in the case of Employee Shares, Computershare Trust Company of Canada) will be voted as follows: i) FOR the election of management’s nominees as directors ii) FOR the appointment of KPMG LLP as auditors iii) FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the “Statement of Executive Compensation” section of this Information Circular and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead of such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and is not aware of any amendment or other business likely to be brought before the Meeting. The Board of Directors and management are recommending that shareholders vote FOR items (i), (ii) and (iii). A simple majority of the votes cast, in person or by proxy, will constitute approval of each of these matters. Go to www.investorvote.com and follow the instructions. You will need your control number found on your voting instruction form. Complete and return the voting instruction form in the prepaid envelope provided. Call 1-866-732-VOTE (8683) Toll Free. You will need your control number found on your voting instruction form. Complete the voting instruction form and return it by fax at 1-888-453-0330. Your duly completed voting instruction form must have been received by our transfer agent, Computershare Trust Company of Canada, or you must have voted by Internet or by phone or fax before 5:00 p.m. on April 24, 2017 (Eastern Daylight Time) or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. 2. Voting in person If you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form provided by the Plans’ Custodian to appoint yourself as proxy holder and follow the signature and return instructions of the Plans’ Custodian. Computershare Trust Company of Canada must receive your appointment no later than 5:00 p.m. on April 24, 2017 (Eastern Daylight Time). Employee shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the voting instruction form sent to you as you will be voting at the Meeting. The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No proxy form is to be completed with respect to Employee Shares – only the Computershare voting instruction form should be used. 6 CN | Management Information Circular 2017 VOTING INFORMATION IN PERSON FAX PHONE MAIL INTERNET

Changing your Vote You may revoke your proxy at any time, by voting again on the Internet or by phone or fax before 5:00 p.m. on Monday April 24, 2017 (Eastern Daylight Time) or by following the below instructions: As a result of the share repurchases for cancellation conducted by CN on an ongoing basis under its share repurchase program, the combined holdings of Cascade and the Foundation have exceeded 15% of CN’s outstanding shares. In such instance where the increase above 15% in shareholdings is caused solely by repurchases conducted by CN, the only consequence to Cascade and the Foundation under CN’s articles is that they may not exercise their voting rights in respect of the common shares that are in excess of the 15% maximum. Cascade and the Foundation will continue to receive their full amount of dividends, including on the CN common shares in excess of 15%, but are precluded by CN’s articles (implemented in accordance with the CN Commercialization Act) from acquiring additional CN common shares. • If you are a registered shareholder, by completing an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and: • deposited with the Corporate Secretary of the Company at the registered office of the Company (935 de La Gauchetière Street West, Montreal, Quebec, Canada, H3B 2M9) at any time up to and including 5:00 p.m. on April 24, 2017 or any adjournment or postponement thereof. • filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law. If you are a non-registered shareholder, by contacting your intermediary to find out the correct procedure. If you hold Employee Shares, by contacting Computershare Trust Company of Canada. Additional Information Proxy Solicitation Management of the Company is soliciting your proxy. The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained and will pay for the services of D.F. King Canada, a division of CST Investor Services Inc. (“D.F. King”), for the solicitation of proxies in Canada and the U.S., at an aggregate cost estimated to be approximately C$31,000 plus additional costs relating to out-of-pocket expenses. Questions If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call D.F. King, the Company’s proxy solicitation agent, toll-free in North America at 1-800-239-6813 or at 1-201-806-7301 outside of North America; or by e-mail at inquiries@dfking.com. Transfer agent You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave., 8th Floor, Toronto (Ontario) M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-888-453-0330 or by internet at www.investorcentre.com/service, or in French at www.centredesinvestisseurs.com/service. Intermediaries Fees Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners, who do not object to such disclosure. The Company pays intermediaries to send proxy-related materials to both objecting and non-objecting beneficial owners. • • CN’s voting restrictions Our articles of continuance, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates. To the knowledge of the directors and senior officers of the Company, based on the most recent publicly available information, the only person who beneficially owns, or directly or indirectly exercises control or direction over, shares carrying 10% or more of the voting rights attached to any class of shares of the Company is Mr. William H. Gates, III. Mr. Gates is the sole member of Cascade Investment, L.L.C. (“Cascade”). Cascade held 100,400,770 common shares of the Company on the Record Date, representing 13.20% of the outstanding common shares of the Company. In addition, Mr. Gates is a co-trustee of the Bill & Melinda Gates Foundation Trust (“Foundation”), which held 17,126,874 common shares of the Company on the Record Date, representing 2.25% of the outstanding common shares of the Company. Hence, on the Record Date, Mr. Gates is deemed to have control or direction over 117,527,644 common shares, representing 15.45% of the outstanding common shares of the Company. 7 CN | Management Information Circular 2017 VOTING INFORMATION

Business of the Meeting

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2016, together with the auditors' reports thereon, are included in the 2016 Annual Report of the Company, available on our website at **www.cn.ca**, on SEDAR at **www.sedar.com**, in the Company's annual report on Form 40-F available on EDGAR at **www.sec.gov**, and in print, free of charge, to any shareholder who requests a copy by contacting our Corporate Secretary at (514) 399-7091 or Vice-President, Investor Relations at (514) 399-0052.

Election of Directors

Our articles of continuance, as amended, provide that our Board of Directors shall consist of a minimum of seven and a maximum of 21 directors (hereinafter the "Board" or "Board of Directors"). Pursuant to a resolution of the Board of Directors, 13 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person's successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. **The persons named in the section entitled "Nominees for Election to the Board — Description of Nominees" will be presented for election at the Meeting as management's nominees.** All of the nominees proposed for election as directors are currently directors of the Company, except for Ms. Shauneen Bruder and Ms. Julie Godin who are being proposed for election at the Meeting. All persons nominated were recommended to the Board of Directors by the Corporate Governance and Nominating Committee.

Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of the persons named in the section entitled "Nominees for Election to the Board — Description of Nominees". These nominees are, in the opinion of the Board of Directors and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors. The Board of Directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Majority Voting Policy

The Board of Directors has adopted a policy which is part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes "withheld" than votes "for", with respect to the election of directors by shareholders, will tender his or her resignation to the Board Chair promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors will make its decision and promptly announce it in a press release within 90 days following the meeting of shareholders, a copy of which will be provided to the Toronto Stock Exchange ("TSX"). The Board of Directors shall however, accept such resignation absent exceptional circumstances. The resignation shall be effective when accepted by the Board of Directors. The director who offered to tender his or her resignation should not be part of any committee or Board of Directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An "uncontested election of directors" means that the number of director nominees is the same as the number of directors to be elected to the Board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Appointment of Auditors

The Board of Directors and the Audit Committee recommend that KPMG LLP be appointed to serve as the Company's auditors until the next annual meeting of shareholders.

KPMG LLP has served as the Company's auditors since 1992. For the years ended December 31, 2016 and 2015, the fees for audit, audit-related, tax and all other services provided to the Company by KPMG LLP were the following:

FEES (IN THOUSANDS)	2016 (C$)	2015 (C$)
Audit	**2,723**	2,708
Audit-related	**1,070**	1,039
Tax	**1,349**	913
All other	**12**	17
TOTAL FEES	**5,154**	**4,677**

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements provided by the external auditors. The Audit Committee pre-approved all the services performed by the auditors for audit-related and non-audit related services for the years ended December 31, 2016 and 2015.

The nature of the services under each category is described below.

Audit Fees

Consist of fees incurred for professional services rendered by the auditors in relation to the audit of the Company's consolidated annual financial statements and those of its subsidiaries, and the audit relating to the Company's internal control over financial reporting.

Audit-related Fees

Audit-related fees were incurred for professional services rendered by the auditors in relation to the audit of the financial statements for the Company's pension plans, and for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees, for assistance related to the Canadian Scientific Research and Experimental Development tax credit and for tax compliance.

All other fees

Consist of fees related to data analytics assistance.

Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

8

CN | Management Information Circular 2017

Advisory Vote on Executive Compensation The Company is again providing its shareholders with an opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation, as disclosed in the “Statement of Executive Compensation” section of this Information Circular. Such section describes the role of the Human Resources and Compensation Committee in overseeing compensation of executives and ensuring that it is linked to the Company’s three-year business plan. The section also describes the Company’s executive compensation principles, the structure of the compensation plans for executives, and the alignment of such plans with the interests of our shareholders. The Board of Directors recommends that shareholders vote FOR the resolution set out below and, unless otherwise instructed, the persons designated in the form of proxy or voting information form intend to vote FOR the following resolution: “RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the section entitled ‘Statement of Executive Compensation’ of the Information Circular of the Company dated March 7, 2017.” The Board of Directors has adopted a policy to the effect that, if a majority of the shares represented in person or by proxy at the meeting are voted against the above non-binding advisory resolution, the Board Chair or the Chair of the Human Resources and Compensation Committee will oversee a process to engage with shareholders with a view to giving them the opportunity to express their specific concerns. The Board of Directors and the Human Resources and Compensation Committee will consider the results of this process and, if appropriate, review the Company’s approach to executive compensation in the context of shareholders’ specific concerns. Other Business Following the conclusion of the formal business to be conducted at the Meeting, we will: • discuss highlights of our 2016 performance and plans for the future, and invite questions and comments from shareholders. • As of the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder can vote your shares on these items as he or she sees fit. The Company received two identical shareholder proposals for consideration at the Meeting, which were withdrawn. One shareholder proposal was submitted by Echo Foundation and the other was submitted by OceanRock Investments Inc. (together, the “Shareholder Proposals”), represented by the Shareholder Association for Research and Education (SHARE). The Shareholder Proposals requested that the Board prepare a report, updated annually, disclosing, among other things, our policy and procedures governing lobbying, payments made for lobbying, and membership in tax-exempt organizations that write model legislation or advocate for policy change. CN management engaged with SHARE to discuss the Shareholder Proposals. On the basis of providing additional annual disclosure on the CN website pertaining to lobbying, political contributions, corporate memberships in industry or trade associations and tax exempt organizations in Canada or the U.S. whose primary role is policy research and policy advocacy, as well as information regarding the Board’s oversight role over such activities, the Shareholder Proposals were withdrawn. 9 CN | Management Information Circular 2017 BUSINESS OF THE MEETING

Nominees for Election to the Board

NOMINEES FOR ELECTION TO THE BOARD

Description of Nominees

The following tables set out information as of February 27, 2017, unless otherwise indicated, and include a profile of each nominated director with an explanation of his or her experience, qualifications, top three competencies, participation on the Board and its committees, ownership of securities of CN, as well as participation on the boards of other public companies during the past five years. A more detailed description of our directors' competencies can be found under the heading "Competency Matrix" in the section entitled "Statement of Corporate Governance Practices". Each nominee, other than Ms. Shauneen Bruder and Ms. Julie Godin, is a current director of the Company.



Shauneen Bruder

Executive Vice-President, Operations – Royal Bank of Canada

AGE: 57[1]

Ontario, Canada

Nominee as a Director

Independent

PRINCIPAL COMPETENCIES:

Finance/Accounting
Strategy
Sales/Marketing

Ms. Bruder is the Executive Vice-President, Operations at the Royal Bank of Canada ("RBC") where she is responsible for overseeing operations related to all personal and business clients in Canada. She is a member of the Group Operating Committee charged with oversight of day-to-day management of RBC globally. Her previous senior roles at RBC include Executive Vice-President of Business and Commercial Banking, Chief Operating Officer of the Global Wealth Management division and President of RBC Centura Banks, Inc. in North Carolina.

She is a member of the Institute of Corporate Directors and the Pine River Institute, and is Vice-Chair of the Board of Governors for the University of Guelph and Vice-Chair of the Board of Governors of the Shaw Festival. Previously, she was appointed as the Chairperson of the Canadian Chamber of Commerce and the Canadian American Business Council. She serves as Honorary Consul for Luxembourg in Toronto. In 2012, she was awarded the Queen's Diamond Jubilee Medal.

Ms. Bruder was inducted in the Women's Executive Network 100 Most Powerful Women in Canada Hall of Fame in 2016. Ms. Bruder holds a B.A. from the University of Guelph and an MBA from Queen's University.

MEMBER OF	ATTENDANCE 2016
New Board nominee, not currently a director	N/A
2016 VOTES IN FAVOUR	N/A

OTHER PUBLIC BOARDS DURING PAST 5 YEARS
Nil

SECURITIES HELD

VALUE AT RISK	C$67,197[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	722



Donald J. Carty, O.C., LL.D.

Corporate Director

AGE: 70[1]

Texas, U.S.A.

DIRECTOR SINCE:
January 1, 2011

Independent

PRINCIPAL COMPETENCIES:

Strategy
Finance/Accounting
Human Resources

Mr. Carty retired as Vice-Chairman and Chief Financial Officer of Dell, Inc. (computer manufacturer), a position he assumed from January 2007 until June 2008, and as Chairman and CEO of AMR Corporation and American Airlines in 2003 after 30 years in the airline business, where he previously served as President and Executive Vice-President of Finance & Planning of AMR Airline Group and American Airlines. He was President and CEO of CP Air from 1985 to 1987.

In the voluntary sector, Mr. Carty is on the Executive Board of the SMU Cox School of Business. He is a former Chairman of Big Brothers Big Sisters of America. In 1999, Board Alert named Mr. Carty one of the year's Outstanding Directors and in 2015, he was named to the top 100 of the National Association of Corporate Director's List. He was named an Officer of the Order of Canada in 2003.

In addition to serving on the public boards mentioned in the following table, Mr. Carty serves as Chairman of the board of Porter Airlines, Inc.

Mr. Carty holds a B.A. and an Honorary Doctor of Laws from Queen's University and an MBA from Harvard Business School.

MEMBER OF[4]	ATTENDANCE 2016
Board	100%
Audit Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety and Security Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	98.40%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Hawaiian Holdings, Inc.	(2016-present)
VMWare, Inc.	(2015-present)
EMC Corporation	(2015-2016)
Virgin America Inc.	(2006-2016)
Talisman Energy Inc.	(2009-2015)
Barrick Gold Corporation	(2006-2013)
Gluskin, Sheff & Associates Inc.	(2006-2013)
Dell, Inc.	(1992-2013)

SECURITIES HELD

VALUE AT RISK	C$8,275,588[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	88,512
February 2016	77,678

10

CN | Management Information Circular 2017

Ambassador Gordon D. Giffin

Partner,
Dentons US LLP

AGE: 67[1]

Georgia, U.S.A.

DIRECTOR SINCE:
May 1, 2001

Independent

PRINCIPAL COMPETENCIES:
Public Policy
Legal
Human Resources

Mr. Giffin is a Partner and the Chair of the Public Policy and Regulation practice at Dentons US LLP (law firm), where he maintains offices in Washington, D.C. and Atlanta. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was United States Ambassador to Canada from 1997 to 2001.

Mr. Giffin is a member of the Board of Trustees of the Jimmy Carter Presidential Center and is a member of the Council on Foreign Relations and the Tri-Lateral Commission.

In addition to serving on the public boards mentioned in the following table, Mr. Giffin serves on the Board of Counsellors of McLarty Global.

Mr. Giffin holds a B.A. from Duke University and a J.D. from Emory University School of Law.

MEMBER OF[4]	ATTENDANCE 2016
Board	100%
Human Resources and Compensation Committee (Chair)	100%
Audit Committee	100%
Donations and Sponsorships Committee[5]	100%
Investment Committee of CN's Pension Trust Funds[5]	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	96.90%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
ECN Capital Corp.	(2016-present)
Canadian Natural Resources Limited (Lead Director)	(2002-present)
TransAlta Corporation (Chair)	(2002-present)
Canadian Imperial Bank of Commerce*	(2001-present)
Element Financial Corporation	(2013-2016)
Just Energy Group Inc.	(2006-2015)

*Is not standing for re-election at the April 2017 meeting.

SECURITIES HELD

VALUE AT RISK	C$8,927,728[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	95,487
February 2016	91,869



Julie Godin

Vice-Chair,
Chief Planning and Administration Officer
CGI Group Inc.

AGE: 42[1]

Quebec, Canada

Nominee as a Director

Independent

PRINCIPAL COMPETENCIES:
Human Resources
Strategy
Finance/Accounting

Ms. Godin is Vice-Chair, Chief Planning and Administration Officer of CGI Group Inc. ("CGI") where she oversees the development of enterprise-wide policies, programs and processes related to the management of CGI and their consistent and high-quality application across all CGI business units. Ms. Godin is responsible for ensuring the continuous development of CGI's 68,000 professionals. Ms. Godin also directs the development and execution of CGI's global strategy, and oversees CGI's enterprise IS/IT initiatives and full spectrum of security activities.

Previously Ms. Godin was head of CGI's strategic planning and the company's global human resources function, including executive compensation and succession planning, as well as organizational model sustainability to secure organic growth.

Before joining CGI, Ms. Godin founded Oxygen Corporate Health, a company that manages comprehensive health and wellness programs in the workplace. Oxygen merged its activities with those of CGI.

In 2000, Ms. Godin co-founded Fondation Jeunesse-Vie, a non-profit organization that strives to reduce poverty, promote education and improve the health of children and teens in disadvantaged areas.

Ms. Godin holds a B.A. from the Université de Sherbrooke.

MEMBER OF	ATTENDANCE 2016
New Board nominee, not currently a director	N/A
2016 VOTES IN FAVOUR	N/A

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
CGI Group Inc.	(2013-present)

SECURITIES HELD

VALUE AT RISK	Nil
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	Nil

NOMINEES FOR ELECTION TO THE BOARD

11
CN | Management Information Circular 2017

NOMINEES FOR ELECTION TO THE BOARD



Edith E. Holiday

Corporate Director & Trustee

AGE: 65[1]

Florida, U.S.A.

DIRECTOR SINCE:
June 1, 2001

Independent

PRINCIPAL COMPETENCIES:
Legal
Public Policy
Strategy

Ms. Holiday is a Corporate Director and Trustee and a former General Counsel, United States Treasury Department and former Secretary of the Cabinet, The White House.

Ms. Holiday serves on the public boards mentioned in the following table.

She was also the recipient of the Direct Women's 2009 Sandra Day O'Connor Board Excellence Award, which honours women who have served with distinction on the board of a public company and advanced the value of diversity in the workplace. She is also the recipient of the Secretary of the Treasury's highest award, the Alexander Hamilton Award.

Ms. Holiday holds a B.S. and a J.D. from the University of Florida, and she was admitted to the bars of the states of Florida, Georgia and the District of Columbia.

MEMBER OF[4]	ATTENDANCE 2016
Board	100%
Investment Committee of CN's Pension Trust Funds[5] (Chair)	100%
Audit Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	97.66%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Santander Consumer USA Holdings, Inc.	(2016-present)
White Mountains Insurance Group, Ltd.	(2004-present)
Franklin Templeton Group of Funds (various companies)	(1996-present)
Hess Corporation	(1993-present)
RTI International Metals, Inc.	(1999-2015)
H.J. Heinz Company	(1994-2013)

SECURITIES HELD	
VALUE AT RISK	C$10,227,520[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	109,389
February 2016	106,029



Luc Jobin

President & CEO, CN

AGE: 58[1]

Quebec, Canada

DIRECTOR SINCE:
June 30, 2016

NOT Independent

PRINCIPAL COMPETENCIES:
Strategy
Finance/Accounting
Transport Industry/Safety

Mr. Jobin became President and Chief Executive Officer of the Company on July 1, 2016. He joined CN as Executive Vice-President and Chief Financial Officer in June 2009, with responsibilities including financial management, strategic planning, information technology and corporate development.

Prior to his appointment at CN, Mr. Jobin spent close to five years as Executive Vice-President of Power Corporation of Canada, an international management and holding company, where he was responsible for the company's portfolio of diversified investments. He also spent 22 years in a variety of financial and executive management positions with Imasco Limited and its Canadian tobacco subsidiary, Imperial Tobacco, where he served as President and Chief Executive Officer from 2003 to 2005.

Mr. Jobin is a board member of The Tolerance Foundation, an organization that strives to sensitize teenagers about the negative impacts of prejudices.

Mr. Jobin obtained his Chartered Accountant Accreditation from the Canadian Institute of Chartered Accountants. He earned his Diploma in Public Accountancy from McGill University.

MEMBER OF[4]	ATTENDANCE 2016
Board	100%
Donations and Sponsorships Committee (Chair)[5]	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	N/A

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Reynolds American Inc.	(2008-present)

SECURITIES HELD	
VALUE AT RISK	C$10,839,770[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	116,469
February 2016	88,490
STOCK OPTIONS HELD[4]	
February 2017	682,170
February 2016	444,308

12
CN | Management Information Circular 2017

V. Maureen Kempston Darkes,
O.C., D. COMM., LL.D.
Corporate Director
AGE: 68[1]
Ontario, Canada
Florida, U.S.A.
DIRECTOR SINCE:
March 29, 1995
Independent
PRINCIPAL COMPETENCIES:
Transport Industry/Safety
Sales/Marketing
Human Resources

Ms. Kempston Darkes is the retired Group Vice-President and President Latin America, Africa and Middle East, General Motors Corporation ("GM"). In 2009, she ended a 35-year career at GM during which she attained the highest operating position ever held by a woman at GM. From 1994 to 2001, she was President and General Manager of General Motors of Canada Limited and Vice-President of GM.

She is an Officer of the Order of Canada, a member of the Order of Ontario and was ranked by Fortune magazine in 2009 as the 12th Most Powerful Woman in International Business and amongst the top 100 most powerful women in Canada in 2012. In 2006, she was the recipient of the Governor General of Canada's Awards in Commemoration of the Persons Case and was inducted as a fellow of the Institute of Corporate Directors in 2011. She has also been an appointee of the Government of Canada to the Science, Technology and Innovation Council and the Advisory Council for Promoting Women on Boards.

In addition to serving on the public boards mentioned in the following table, Ms. Kempston Darkes is the Lead Director of Irving Oil Company Ltd.

Ms. Kempston Darkes has received Honorary Doctor of Law Degrees from the University of Toronto and the University of Victoria, as well as an Honorary Doctor of Commerce from Saint Mary's University. She holds a B.A. in history and political science from Victoria University and the University of Toronto and an LL.B. from the University of Toronto Faculty of Law.

MEMBER OF[4]	ATTENDANCE 2016
Board	100%
Environment, Safety and Security Committee (Chair)	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%
Finance Committee	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	97.21%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Schlumberger Limited	(2014-present)
Balfour Beatty Plc*	(2012-present)
Enbridge Inc.	(2010-present)
Brookfield Asset Management Inc.	(2008-present)

*Is not standing for re-election at the May 2017 meeting.

SECURITIES HELD	
VALUE AT RISK	C$17,457,791[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	187,577
February 2016	183,934



The Hon. Denis Losier,
P.C., LL.D., C.M.
Corporate Director
AGE: 64[1]
New Brunswick, Canada
DIRECTOR SINCE:
October 25, 1994
Independent
PRINCIPAL COMPETENCIES:
Finance/Accounting
Human Resources
Sales/Marketing

The Honorable Denis Losier is the retired President and Chief Executive Officer of Assumption Life (life insurance company). Between 1989 and 1994, Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, including Minister of Fisheries and Aquaculture and Minister of Economic Development and Tourism.

Mr. Losier was co-chair of the University of Moncton's Excellence Campaign. In 2008, he was named a member of the Security Intelligence Review Committee of Canada, and, as such, was made a Member of the Queen's Privy Council. In addition to serving on the public boards mentioned in the following table, Mr. Losier is a director of Enbridge Gas New Brunswick and is the past chair of the board of directors of Invest N.B. He is also a past member and director of the New Brunswick Business Council and Canadian Blood Services, respectively. Mr. Losier was appointed a Member of the Order of Canada in 2011.

Mr. Losier holds a Bachelor of Economics from the University of Moncton and a Masters of Economics from the University of Western Ontario. Mr. Losier was awarded an Honorary Doctorate Degree in Business Administration from the University of Moncton.

MEMBER OF[4]	ATTENDANCE 2016
Board	100%
Corporate Governance and Nominating Committee (Chair)	100%
Donations and Sponsorships Committee[5]	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN's Pension Trust Funds[5]	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	97.60%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Plaza Retail REIT	(2007-present)
Capital DGMC Inc.	(2013-2016)
NAV CANADA	(2004-2013)
XL-ID Solutions Inc. (formerly, Excellium Inc.)	(2013)

SECURITIES HELD	
VALUE AT RISK	C$26,889,505[3]
COMMON SHARES OWNED OR CONTROLLED[2]	
February 2017	288,917
February 2016	284,065

NOMINEES FOR ELECTION TO THE BOARD

13
CN | Management Information Circular 2017

The Hon. Kevin G. Lynch, P.C., O.C., PH.D., LL.D.

Vice-Chair, BMO Financial Group

AGE: 66 [1]

Ontario, Canada

DIRECTOR SINCE:
April 23, 2014

Independent

PRINCIPAL COMPETENCIES:
Public Policy
Finance/Accounting
Strategy

The Honorable Kevin G. Lynch is Vice-Chair, BMO Financial Group. In this role, Dr. Lynch is a key strategic advisor to senior management. He represents BMO in domestic and international markets.

Prior to joining BMO, Dr. Lynch built a distinguished career in the Government of Canada. Before his retirement in 2009, he served as Clerk of the Privy Council, Secretary to the Cabinet, and Head of the Public Service of Canada. Dr. Lynch began his public service career at the Bank of Canada in 1976 and has held a number of senior positions in the Government of Canada. These included the post of Deputy Minister of Industry, from 1995 to 2000, and Deputy Minister of Finance, from 2000 to 2004. From 2004 to 2006, he served as Executive Director (for the Canadian, Irish and Caribbean constituency) at the International Monetary Fund in Washington, D.C.

In addition to serving on the public boards mentioned in the following table, Dr. Lynch is the past Chair of the Board of Governors of the University of Waterloo, the Chancellor of University of King's College and serves on several other boards, including those of the Asia Pacific Foundation, the Rideau Hall Foundation and the Ditchley Foundation. Dr. Lynch is also a member of the World Economic Forum's Global Policy Councils.

Dr. Lynch has received ten honorary degrees from Canadian universities and was made a Member of the Queen's Privy Council for Canada in 2009, and an Officer of the Order of Canada in 2011. He has been awarded the Distinguished Alumni Award from McMaster University and the Queen's Golden Jubilee Medal.

The Honorable Kevin G. Lynch earned his master's in Economics from the University of Manchester and a doctorate in Economics from McMaster University.

MEMBER OF [4]	ATTENDANCE 2016
Board	100%
Finance Committee (Chair)	100%
Corporate Governance and Nominating Committee	100%
Human Resources and Compensation Committee	100%
Investment Committee of CN's Pension Trust Funds [5]	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	99.64%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
CNOOC Limited	(2014-present)
Empire Company Limited (Sobeys, Inc.)	(2013-present)

SECURITIES HELD

VALUE AT RISK	C$1,604,341 [3]
COMMON SHARES OWNED OR CONTROLLED [2]	
February 2017	17,238
February 2016	12,722



James E. O'Connor

Corporate Director

AGE: 67 [1]

Florida, U.S.A.

DIRECTOR SINCE:
April 27, 2011

Independent

PRINCIPAL COMPETENCIES:
Strategy
Engineering/Environment
Human Resources

Mr. O'Connor is the retired chair of the board of directors of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the United States. From 1998 to 2011, Mr. O'Connor was chair and Chief Executive Officer of Republic Services, Inc. Prior to 1998, he had held various management positions at Waste Management, Inc.

In 2001, Mr. O'Connor was the recipient of the Ellis Island Medal of Honor from the National Ethnic Coalition of Organizations (NECO) which rewards Americans who exemplify outstanding qualities in both their personal and professional lives, while continuing to preserve the richness of their particular heritage. He was named to the list of America's Best CEOs each year, between 2005 and 2010. In 2011, Mr. O'Connor was named to the Institutional Investors' All American Executive Team. He is also active in many community causes, especially those that benefit children. Mr. O'Connor has served on the board of directors of the SOS Children's Village. In addition to serving on the public boards mentioned in the following table, Mr. O'Connor serves on the board of directors of the South Florida P.G.A. of America Foundation.

Mr. O'Connor holds a Bachelor of Science in Commerce (concentration in accounting) from DePaul University.

MEMBER OF [4]	ATTENDANCE 2016
Board	100%
Strategic Planning Committee (Chair)	100%
Audit Committee	100%
Environment, Safety & Security Committee	100%
Finance Committee	100%
Human Resources and Compensation Committee	100%
2016 VOTES IN FAVOUR	99.76%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
Casella Waste Systems, Inc. (Lead Director)	(2015-present)
Clean Energy Fuels Corp.	(2011-present)

SECURITIES HELD

VALUE AT RISK	C$2,656,431 [3]
COMMON SHARES OWNED OR CONTROLLED [2]	
February 2017	28,412
February 2016	25,562

NOMINEES FOR ELECTION TO THE BOARD

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CN | Management Information Circular 2017

Robert Pace,
D. COMM., C.M.
Chair of the Board, CN
President & CEO, The Pace Group

AGE: 62 (1)

Nova Scotia, Canada

DIRECTOR SINCE:
October 25, 1994

Independent

PRINCIPAL COMPETENCIES:
Human Resources
Transport Industry/Safety
Strategy

Mr. Pace became Chair of the Board of Directors of CN in 2014 and is President and Chief Executive Officer, The Pace Group (radio broadcasting, real estate development and environmental services). He began his professional career practicing law in Halifax. In 1981, he accepted an appointment to act as the Atlantic Advisor to the Prime Minister of Canada, the Right Honorable Pierre Elliott Trudeau, in Ottawa.

In addition to serving on the public boards mentioned in the following table, Mr. Pace is Chairman of the Walter Gordon Foundation, a director of the Atlantic Salmon Federation and former director of the Asia Pacific Foundation.

Mr. Pace holds an MBA and an LL.B from Dalhousie University and holds an Honorary Doctor of Commerce Degree from Saint Mary's University. He was appointed a Member of the Order of Canada in 2016.

Mr. Pace has also completed Corporate Director education programs at both Harvard and Chicago Business Schools.

MEMBER OF (5)	ATTENDANCE 2016
Board (Chair)	100%
Corporate Governance and Nominating Committee	100%
Donations and Sponsorships Committee (5)	100%
Environment, Safety & Security Committee	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	96.44%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
High Liner Foods Incorporated	(1998-present)
Hydro One Inc.	(2007-2015)

SECURITIES HELD

VALUE AT RISK	C$29,337,805 (3)
COMMON SHARES OWNED OR CONTROLLED (2)	
February 2017	315,223
February 2016	307,916



Robert L. Phillips
President, R.L. Phillips Investments Inc.

AGE: 66 (1)

British Columbia, Canada

DIRECTOR SINCE:
April 23, 2014

Independent

PRINCIPAL COMPETENCIES:
Transport Industry/Safety
Strategy
Sales/Marketing

Mr. Phillips is the President of R.L. Phillips Investments Inc. and was previously President and Chief Executive Officer and director of British Columbia Railway Company Limited from 2001 to 2004. Mr. Phillips was Executive Vice-President, Business Development and Strategy for MacMillan Bloedel Ltd. and, before that, held the position of Chief Executive Officer at PTI Group and Dreco Energy Services Limited. He also enjoyed a prestigious career as a corporate lawyer and was appointed to the Queen's Counsel in Alberta in 1991. Mr. Phillips will be inducted as a fellow of the Institute of Corporate Directors in June 2017.

In addition to serving on the public boards mentioned in the following table, Mr. Phillips served as a director of the Canadian Chamber of Commerce, as a member of the Alberta Economic Development Authority (AEDA) and as a director of the Export and Trade Committee of the AEDA.

Mr. Phillips received his Bachelor of Laws (Gold Medalist), and Bachelor of Science, Chemical Engineering (Hons) from the University of Alberta.

MEMBER OF (5)	ATTENDANCE 2016
Board	100%
Audit Committee	100%
Corporate Governance and Nominating Committee	100%
Environment, Safety & Security Committee	100%
Human Resources and Compensation Committee	100%
Strategic Planning Committee	100%
2016 VOTES IN FAVOUR	98.62%

OTHER PUBLIC BOARDS DURING PAST 5 YEARS	
West Fraser Timber Co. Ltd (Lead Director)	(2005-present)
Precision Drilling Corporation (Chairman)*	(2004-present)
MacDonald Dettwiler & Associates Ltd. (Chairman)	(2003-present)
Canadian Western Bank (Chair)	(2001-present)
Epcor Utilities Inc.	(2000-2014)
Axia NetMedia Corporation	(2005-2014)
Capital Power Corporation	(2009-2013)
Terra Vest Income Fund	(2004-2012)

*Is not standing for re-election at the May 2017 meeting.

SECURITIES HELD

VALUE AT RISK	C$1,988,906 (3)
COMMON SHARES OWNED OR CONTROLLED (2)	
February 2017	21,370
February 2016	18,318

NOMINEES FOR ELECTION TO THE BOARD

15
CN | Management Information Circular 2017

Ms. Stein is the Executive Vice-President – General Counsel & Corporate Affairs of The Clorox Company (marketer and manufacturer of consumer products) where she serves on the executive committee. From 2000 to 2005, Ms. Stein was Senior Vice-President, General Counsel of the H.J. Heinz Company. She was also previously a corporate lawyer with Morrison & Foerster in San Francisco and Hong Kong. Ms. Stein is a former director of Nash Finch Company and serves on the boards of several not-for-profit organizations, including Corporate Pro Bono, Equal Justice Works, the Leadership Council on Legal Diversity and the Association of General Counsel. Previously, Ms. Stein was chair of the Association of Corporate Counsel, co-chair of the General Counsel Committee of the ABA Business Law Section and a director of the Pittsburgh Ballet Theater. Ms. Stein has received the Margaret Brent Award, the American Bar Association’s highest award for women lawyers; the Sandra Day O’Connor Board Excellence Award; and the Corporate Board Member America’s Top General Counsel Recognition Award. Ms. Stein received her J.D. from Harvard Law School, and is a graduate of Dartmouth College where she earned an undergraduate and master’s degrees. Laura Stein Executive Vice-President – General Counsel & Corporate Affairs, The Clorox Company MEMBER OF (6) ATTENDANCE 2016 OTHER PUBLIC BOARDS DURING PAST 5 YEARS Board Audit Committee Environment, Safety & Security Committee Finance Committee Human Resources and Compensation Committee Strategic Planning Committee 100% 100% 100% 100% 100% 100% Franklin Resources Inc. (2005-present) AGE: 55 (1) SECURITIES HELD VALUE AT RISK California, U.S.A. DIRECTOR SINCE: April 23, 2014 Independent PRINCIPAL COMPETENCIES: Legal Engineering/ Environment Finance/Accounting C$1,555,039 (3) COMMON SHARES OWNED OR CONTROLLED (2) February 2017 February 2016 16,632 12,268 99.55% 2016 VOTES IN FAVOUR (1) The age of the directors is provided as at April 25, 2017, the date of the Meeting. (2) The information regarding common shares beneficially owned, controlled or directed directly or indirectly, has been furnished by the respective nominees individually and includes Deferred Share Units (“DSUs”) under the Deferred Share Unit Plan for Directors (“DSU Plan”) in the case of non-executive directors. In the case of Shauneen Bruder, it includes common shares held before her nomination as a director. In the case of Luc Jobin, it includes DSUs under the Company’s Voluntary Incentive Deferral Plan (“VIDP”), but does not include common shares under stock options. For further details on the VIDP, please see the “Statement of Executive Compensation” section and for further information on the DSU Plan, please see the “Board of Directors Compensation” section of this Information Circular. (3) The Value at Risk represents the total value of common shares and DSUs, which total value is based on the February 27, 2017, closing price of the common shares on the Toronto Stock Exchange (C$93.07) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O’Connor and Laura Stein, the closing price of the common shares on the New York Stock Exchange (U.S.$71.03) converted in Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.3163) on the same date. (4) The information regarding stock options comprises the stock options granted to Luc Jobin under the Management Long-Term Incentive Plan. For further details on the plan, please see the “Statement of Executive Compensation” section of this Information Circular. (5) The Donations and Sponsorships Committee and the Investment Committee of CN’s Pension Trust Funds are mixed committees composed of both members of the Board of Directors, as well as officers of the Company. (6) For a detailed review of the 2016 Board and committee attendance by directors, please refer to the Attendance Table found in the “Statement of Corporate Governance Practices” section of this Information Circular. Additional Disclosure Relating to Directors As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following: (i) Ms. Kempston Darkes, a director of the Company, was an officer of GM when GM filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009, in a reorganization in which a new entity acquired GM’s most valuable assets. Ms. Kempston Darkes retired as a GM officer on December 1, 2009; (ii) Mr. Giffin, a director of the Company, was a director of AbitibiBowater Inc. AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code on April 16, 2009. AbitibiBowater Inc. and certain of its Canadian subsidiaries filed for creditor protection under the CCAA in Canada on April 17, 2009. Mr. Giffin resigned as a director of AbitibiBowater Inc. on January 22, 2009; and (iii) Mr. Losier, a director of the Company, was a director of XL-ID Solutions Inc. (formerly, Excellium Inc.) (“XL-ID”) from July 23, 2013 to August 29, 2013. On January 3, 2014, XL-ID announced that it had submitted a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On February 13, 2014, XL-ID announced that it had received a final order from the Superior Court of Quebec approving the proposal approved by its creditors. 16 CN | Management Information Circular 2017 NOMINEES FOR ELECTION TO THE BOARD

Board of Directors Compensation

CN's compensation program is designed to attract and retain the most qualified people to serve on CN's Board and its committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company's extensive operations in the United States and the Company's need to attract and retain directors with experience in doing business in the United States, the compensation of the non-executive directors of the Company is designed to be comparable to that of large U.S.-based companies.

The Board sets the compensation of non-executive directors based on the Corporate Governance and Nominating Committee's recommendations. This Committee regularly reviews the compensation of non-executive directors and recommends to the Board such adjustments as it considers appropriate and necessary to recognize the workload, time commitment and responsibility of the Board and committee members and to remain competitive with director compensation trends in Canada and the U.S. Any director who is also an employee of the Company or of any of its affiliates, does not receive any compensation as a director.

The Corporate Governance and Nominating Committee retained the services of Willis Towers Watson in late 2014 to provide expertise and advice on a compensation market review for the non-executive directors. For this study, the Committee mandated Willis Towers Watson to assist in the determination of the appropriate comparator groups for CN non-executive directors, review the level and form of directors' compensation for the comparator groups, and review the trends in level and form of director compensation in Canada and the U.S.

Following such review of the compensation arrangements for non-executive directors, the Board, upon the advice of the Corporate Governance and Nominating Committee, approved revisions to non-executive directors' compensation, which became effective on January 1, 2015, and consisted of an all-inclusive annual retainer structure comprising both a cash and an equity component. Board and committee meeting attendance fees, as well as travel attendance fees were eliminated and the flat-fee compensation structure now applies regardless of the number of meetings attended by directors. The new compensation structure was initially set for two years starting in 2015 and was reviewed and considered appropriate for 2017. The flat-fee approach was found to be consistent with the compensation trends of the comparator groups, adds predictability to compensation paid to non-executive directors, and is simpler to administer.

Comparator Groups

In late 2014, Willis Towers Watson compared CN's non-executive directors compensation against three separate comparator groups: (i) selected Class I Railroads (see table below) composed of the same companies used for benchmarking the NEOs' compensation, given CN is one of the Class I Railroads; (ii) a Canadian peer group of companies (see table below) with comparable size to CN in terms of revenues and market capitalization, given CN is a Canadian company competing to attract and retain Canadian directors; and (iii) the U.S. companies comprised of the Standard and Poor's 500 Index, given CN's extensive network in the U.S. and its need to attract and retain U.S.-based directors. Willis Towers Watson indicated that CN's compensation for non-executive directors was well-aligned with the upper end of each of these comparator groups.

Selected Class I Railroads

Company Name

- Union Pacific Corporation (U.S.)
- Norfolk Southern Corporation (U.S.)
- Canadian Pacific Railway Ltd. (Cdn.)
- CSX Corporation (U.S.)

Canadian Peer Group of Companies

Company Name	*Primary Industry*	Company Name	*Primary Industry*
• Agrium Inc.	*Chemicals*	• CGI Group Inc.	*IT services*
• Air Canada	*Airlines*	• Manulife Financial Corporation	*Insurance*
• Bank of Montreal	*Banks*	• Potash Corporation of Saskatchewan	*Chemicals*
• Barrick Gold Corporation	*Metals & Mining*	• Rogers Communications Inc.	*Diversified Telecommunication*
• BCE Inc.	*Diversified Telecommunication*	• Sun Life Financial Inc.	*Insurance*
• Bombardier Inc.	*Aerospace & Defense*	• Suncor Energy Inc.	*Oil, Gas and Consumable Fuels*
• Canadian Imperial Bank of Commerce	*Banks*	• Teck Resources Ltd.	*Metals & Mining*
• Canadian Natural Resources Ltd.	*Oil, Gas and Consumable Fuels*	• Telus Corporation	*Diversified Telecommunication*
• Canadian Pacific Railway Ltd.	*Road & Rail*	• Thomson Reuters Corporation	*Media*
• Canadian Tire Corporation	*Multiline Retail*	• TransCanada Corporation	*Oil, Gas and Consumable Fuels*
• Cenovus Energy Inc.	*Oil, Gas and Consumable Fuels*		

BOARD OF DIRECTORS COMPENSATION

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Compensation Levels

The following table shows the compensation levels for CN's non-executive directors during 2016. The Corporate Governance and Nominating Committee reviewed the compensation levels for CN's non-executive directors in 2016 and in light of the flat fee compensation structure, resolved that such compensation levels remain unchanged for 2017. Directors' compensation levels have therefore remained the same since 2015.

TYPE OF FEE (1)	FEES (U.S.$) 2016
Board Chair Cash Retainer (2)	175,000
Board Chair Share Grant Retainer (2)	375,000
Director Cash Retainer	35,000
Director Share Grant Retainer	200,000
Committee Chair Cash Retainers (3)	
Audit and HRC Committees Chairs	75,000
Other Committees Chairs	65,000
Committee Member Cash Retainer	55,000

(1) The non-executive directors (including the Board Chair) may choose to receive all or part of their cash retainers in common shares or DSUs (see the following Compensation Tables for details) and their common share grant retainer can also be received in DSUs. The common shares are purchased on the open market.

(2) The Board Chair receives no additional director retainer nor committee chair or committee member retainer.

(3) Committee chairs receive no additional committee chair or committee member retainer.

Compensation Table in Canadian Dollars

The table below reflects in detail the compensation earned by the Company's current non-executive directors in the 12-month period ended December 31, 2016, in accordance with the disclosure rules issued by the Canadian Securities Administrators (the "CSA"). Directors' Compensation has been set in U.S. dollars since 2002 and the fluctuation in the exchange rate affects year-over-year comparability. Please see footnote 1 in the below table for currency exchange information and the Compensation Table in U.S. dollars.

	FEES EARNED (C$) (1)						
DIRECTOR	DIRECTOR AND BOARD CHAIR RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER	TOTAL CASH RETAINERS	SHARE-BASED AWARDS (2) (C$)	ALL OTHER COMPENSATION (C$)	TOTAL (C$)	PERCENTAGE OF TOTAL FEES RECEIVED IN COMMON SHARES AND/OR DSUs (4)
CURRENT DIRECTORS							
Donald J. Carty	49,168	105,360	154,528	280,960		435,488	100%
Ambassador Gordon D. Giffin	46,368	99,360	145,728	280,960		426,688	66%
Edith E. Holiday	46,368	86,112	132,480	280,960		413,440	68%
V. Maureen Kempston Darkes	46,368	86,112	132,480	280,960		413,440	68%
The Hon. Denis Losier	46,368	86,112	132,480	280,960		413,440	68%
The Hon. Kevin G. Lynch	49,168	91,312	140,480	280,960		421,440	100%
James E. O'Connor	46,368	86,112	132,480	280,960		413,440	68%
Robert Pace	231,840	–	231,840	526,800	2,164 (3)	760,804	69%
Robert L. Phillips	46,368	72,864	119,232	280,960		400,192	70%
Laura Stein	49,168	77,264	126,432	280,960		407,392	100%
TOTAL	**657,552**	**790,608**	**1,448,160**	**3,055,440**	**2,164**	**4,505,764**	**78%**

(1) All directors earned compensation in U.S. dollars. Compensation received in cash was converted to Canadian dollars using the average rate of exchange of the Bank of Canada for 2016 (U.S.$1.00 = C$1.3248). Compensation elected to be received in common shares or DSUs was converted to Canadian dollars using the closing rate of exchange of the Bank of Canada (U.S.$1.00 = C$1.4048), on the purchase day (January 28, 2016). In addition to the common shares or DSUs received by the directors and the Board Chair, as described in note (2) below, the directors and the Board Chair may choose to receive all or part of their cash retainers in common shares or DSUs. The following directors made such election with respect to the amounts set forth beside their names: Donald J. Carty (C$154,528), the Hon. Kevin G. Lynch (C$140,480), and Laura Stein (C$126,432). The amount of cash retainers elected to be received in common shares or DSUs is included in the numbers set forth in these columns.

(2) Represents a common share grant valued at U.S.$200,000 received by each non-executive director as part of the Director Retainer and U.S.$375,000 for the Board Chair as part of the Board Chair Retainer.

(3) Includes the value of insurance premiums for 2016 for North American emergency protection outside Mr. Pace's province of residence. The annual cost to the Company for such benefits was C$2,164.

(4) This percentage is calculated by dividing the aggregate of the cash retainer elected by non-executive directors to be received in common shares or DSUs described in note (1) above and the value provided under the share-based awards column, by the value provided under the total column. The calculations are based on the directors' U.S. dollar denominated compensation.

BOARD OF DIRECTORS COMPENSATION

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Compensation Table in U.S. Dollars

The table below reflects in detail the compensation earned by the Company's current non-executive directors in U.S. dollars in the 12-month period ended December 31, 2016.

Fees Earned (U.S.$)

NAME OF DIRECTOR	DIRECTOR AND BOARD CHAIR CASH RETAINER	COMMITTEE CHAIR & COMMITTEE MEMBER CASH RETAINER	TOTAL CASH RETAINERS	SHARE BASED AWARDS	TOTAL
Donald J. Carty	35,000	75,000	110,000	200,000	310,000
Ambassador Gordon D. Giffin	35,000	75,000	110,000	200,000	310,000
Edith E. Holiday	35,000	65,000	100,000	200,000	300,000
V. Maureen Kempston Darkes	35,000	65,000	100,000	200,000	300,000
The Hon. Denis Losier	35,000	65,000	100,000	200,000	300,000
The Hon. Kevin G. Lynch	35,000	65,000	100,000	200,000	300,000
James E. O'Connor	35,000	65,000	100,000	200,000	300,000
Robert Pace	175,000	–	175,000	375,000	550,000 (1)
Robert L. Phillips	35,000	55,000	90,000	200,000	290,000
Laura Stein	35,000	55,000	90,000	200,000	290,000
TOTAL	**490,000**	**585,000**	**1,075,000**	**2,175,000**	**3,250,000**

(1) Excludes the value of insurance premiums for 2016 for North American emergency protection outside Mr. Pace's province of residence. The annual cost to the Company for such benefits was C$2,164.

Share Ownership

The directors of the Company play a central role in enhancing shareholder value and each has a substantial investment in the Company. The Board has adopted a guideline to the effect that each non-executive director should own, within five years of joining the Board, common shares, DSUs or similar share equivalents of CN, if any, ("CN Securities") with a value of at least the higher of: (i) C$500,000, or (ii) the Canadian dollar equivalent of three times the aggregate of the annual director retainer (which includes cash and the value of any grant of CN Securities and in the case of the Board Chair, the aggregate of the annual Board Chair retainer in cash and the value of any grant of CN Securities) (the "Minimum Shareholding Requirement"). Each non-executive director is required to continue to hold such value throughout his or her tenure as a director and the CN Securities held to comply with the Minimum Shareholding Requirement shall not be, during the director's tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to his or her holding.

Directors are required to be paid at least 50% in the form of equity until they attain their share ownership requirements.

Each non-executive director is required to receive at least 50% of his or her annual director, committee, Board Chair and committee chair cash retainers in CN Securities and may elect to receive up to 100% of such retainers in CN Securities until his or her Minimum Shareholding Requirement is met. Once the Minimum Shareholding Requirement is met, directors may continue to elect to receive up to 100% of such retainers in CN Securities.

Directors' ownership requirement for two years beyond board tenure aligns with longer-term stewardship.

Concurrent with the changes made to the compensation structure effective in 2015, the share ownership requirements for non-executive directors were modified to include the requirement that each director hold CN Securities with a value of at least the higher of: (i) C$250,000 or (ii) 50% of the Minimum Shareholding Requirement, for a period of two years after the director leaves the Board.

Approximately 78% of the total annual compensation of the non-executive directors for 2016 was in the form of CN Securities. The average value of CN Securities owned by non-executive directors is approximately C$10.9 million (based on the February 27, 2017 closing price of the common shares of the Company on the TSX (C$93.07), or the New York Stock Exchange ("NYSE") (U.S.$71.03) for U.S. directors).

BOARD OF DIRECTORS COMPENSATION

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CN | Management Information Circular 2017

Share Ownership Table

The following table provides information on the number and the value of common shares and DSUs owned by the Company's current directors as at February 27, 2017, and the Minimum Shareholding Requirement status.

DIRECTOR	YEAR[1]	NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED	2017 TOTAL VALUE OF COMMON SHARES (VALUE AT RISK)[3] (C$)	NUMBER OF DSUs HELD[2]	2017 TOTAL VALUE OF DSUs (VALUE AT RISK)[3] (C$)	TOTAL NUMBER OF COMMON SHARES OWNED, CONTROLLED OR DIRECTED AND DSUs[2]	2017 TOTAL VALUE OF COMMON SHARES AND DSUs (VALUE AT RISK)[3] (C$)	GUIDELINE MET OR INVESTMENT REQUIRED TO MEET GUIDELINE (C$)	VALUE AT RISK AS MULTIPLE OF SHAREHOLDING REQUIREMENT
Donald J. Carty	2017	68,802		19,710		88,512			
	2016	58,320	6,432,766	19,358	1,842,822	77,678	8,275,588	✓	9
	Variation	10,482		352		10,834			
Ambassador Gordon D. Giffin	2017	46,560		48,927		95,487			
	2016	45,218	4,353,210	46,651	4,574,517	91,869	8,927,728	✓	10
	Variation	1,342		2,276		3,618			
Edith E. Holiday	2017	74,679		34,710		109,389			
	2016	73,341	6,982,247	32,688	3,245,274	106,029	10,227,520	✓	11
	Variation	1,338		2,022		3,360			
Luc Jobin	2017	33,721		82,748		116,469			
	2016	31,828	3,138,413	56,662	7,701,356	88,490	10,839,770	✓	Note 4
	Variation	1,893		26,086		27,979			
V. Maureen Kempston Darkes	2017	133,668		53,909		187,577			
	2016	130,987	12,440,481	52,947	5,017,311	183,934	17,457,791	✓	19
	Variation	2,681		962		3,643			
The Hon. Denis Losier	2017	174,254		114,663		288,917			
	2016	174,254	16,217,820	109,811	10,671,685	284,065	26,889,505	✓	29
	Variation	–		4,852		4,852			
The Hon. Kevin G. Lynch	2017	–		17,238		17,238			
	2016	–	–	12,722	1,604,341	12,722	1,604,341	✓	2
	Variation	–		4,516		4,516			
James E. O'Connor	2017	28,412		–		28,412			
	2016	25,562	2,656,431	–	–	25,562	2,656,431	✓	3
	Variation	2,850		–		2,850			
Robert Pace	2017	200,557		114,666		315,223			
	2016	200,557	18,665,840	107,359	10,671,965	307,916	29,337,805	✓	14
	Variation	–		7,307		7,307			
Robert L. Phillips	2017	7,625		13,745		21,370			
	2016	7,625	709,659	10,693	1,279,247	18,318	1,988,906	✓	2
	Variation	–		3,052		3,052			
Laura Stein	2017	–		16,632		16,632			
	2016	–	–	12,268	1,555,039	12,268	1,555,039	✓	2
	Variation	–		4,364		4,364			

(1) The number of common shares and DSUs held by each director for 2017 is set out as at February 27, 2017, and for 2016, is set out as at February 26, 2016.

(2) Includes DSUs elected as part of directors' compensation and DSUs under the Company's VIDP held by Luc Jobin.

(3) The total value is based on the February 27, 2017 closing price of the common shares on the TSX (C$93.07) or, for Donald J. Carty, Ambassador Gordon D. Giffin, Edith E. Holiday, James E. O'Connor and Laura Stein, the NYSE (U.S.$71.03) converted into Canadian dollars using the closing exchange rate (U.S.$1.00 = C$1.3163) on the same date.

(4) For a discussion on Luc Jobin's shareholding requirements, please see the section "Stock Ownership" on page 46 of this Information Circular.

Directors' Deferred Share Unit Plan

Subject to the Minimum Shareholding Requirement, non-executive directors may elect to receive all or part of their director, committee member, Board Chair, and committee chair cash retainers either in cash, common shares of the Company purchased on the open market or DSUs. They may also elect to receive their common share grant retainer in DSUs. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one common share of the Company purchased on the open market, plus additional DSUs reflecting dividend equivalents.

Each director has an account where notional DSUs are credited and held until the director leaves the Board. The number of DSUs credited to each director's account is calculated by dividing the amount elected to be received in DSUs by the non-executive director by the common share price on the day the credit is made.

Participants in the DSU Plan are credited additional notional DSUs that are equivalent to the dividends declared on the Company's common shares. The number of DSUs is calculated using the methodology described above, using the total notional dividend amount and the share price on the dividend payment date. Such additional DSUs are credited to each non-executive director's account on each dividend payment date.

When a non-executive director leaves the Board, the Company is required to deliver to such director a number of common shares purchased on the open market equivalent to the number of DSUs held by the director in the DSU Plan, taking into account the appropriate tax withholdings. All administration costs as well as any brokerage fees associated with the purchase and delivery of common shares are supported by CN.

BOARD OF DIRECTORS COMPENSATION

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CN | Management Information Circular 2017

Statement of Corporate Governance Practices General We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the Board of Directors and of each of its committees are set forth in our Corporate Governance Code of Business Conduct Our Code of Business Conduct is applicable to all directors, officers and employees of CN. We expect everyone working on our Company’s behalf, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. The Code of Business Conduct addresses many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Corporate Governance and Nominating Committee Manual which was formally approved by the Board of Directors on January 21, 2003, and last amended on March 7, 2017. Our Corporate Governance Manual is available on our website at www.cn.ca, under Delivering Responsibly/Governance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing CN is committed to the highest standards of corporate governance. CN is one of the few issuers in Canada with a comprehensive governance manual publicly available. and the Board of Directors review and update the Code of Business Conduct regularly to ensure that it is consistent with current industry trends and standards; clearly communicates CN’s organizational mission, values, and principles; and, most importantly, serves as a reference guide for employees to support everyday decision making. Although waivers to the Code of Business Conduct may be granted in CN’s Code of Business Conduct reflects our commitment to engage with our stakeholders with respect and integrity, as well as the importance of maintaining a positive reputation. circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the Board of Directors. As a Canadian reporting issuer with securities listed on the TSX and the NYSE, our corporate governance practices comply with applicable rules adopted by the CSA, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca, under Delivering Responsibly/Governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. The CSA adopted, in June 2005, National Instrument 58-101 — Disclosure of Corporate Governance Practices (as amended from time to time, the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (as amended from time to time, the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their own governance practices. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy. The text set forth hereunder refers to the items of the Disclosure Instrument as well as to the guidelines of the Governance Policy, where applicable. The Company also refers, where appropriate, to the NYSE Corporate Governance Standards (the “NYSE Standards”). The Board of Directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule “A” to this Information Circular. The Board of Directors has approved the disclosure of the Company’s governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee. exceptional circumstances, no waiver has ever been granted to a director or executive officer in connection therewith. The Corporate Governance and Nominating Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Business Conduct. Each year, management reports to such committee on the implementation of the Code of Business Conduct within the organization and on any significant contravention of the Code of Business Conduct by employees of the Company. The Office of the Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. Yearly, the CN Ombudsman presents a report that summarizes all cases logged and handled by the Office of the Ombudsman to the Corporate Governance and Nominating Committee. The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the Board attached as Schedule “A” to this Information Circular states that the Board has the responsibility for overseeing management in the competent and ethical operation of the Company. The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. The Code of Business Conduct is regularly reviewed to ensure it reflects those core values and remains consistent with industry trends and standards. Each director, executive officer and manager must certify annually his or her compliance with the Code of Business Conduct and employees are required to complete an on-line training course on the Code of Business Conduct. To further strengthen our core values of integrity and respect, a live training course on Doing the Right Thing is being provided to all managers. This training reflects the importance of protecting CN’s reputation, understanding what Doing the Right Thing means and how to identify and avoid potential conflict of interest situations. This live training will also be part of every new employee’s onboarding program. As part of such ethics program, employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company, and be fair and impartial in all dealings with customers, suppliers and partners. Employees must report to their manager any real or potential conflict of interest, and as required, provide written disclosure of such conflict. 21 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Similarly, the Board requests that every director disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to ensure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the Board will request that such director not participate or vote in any such discussion or decision.

The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us; and (ii) to communicate directly with the Board Chair, who presides over all non-executive director sessions. These procedures are described on our website at **www.cn.ca**, under Delivering Responsibly/Governance. The Code of Business Conduct provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN's Hotline.

The Code of Business Conduct is available on our website at **www.cn.ca**, under Delivering Responsibly/Governance and in print to any shareholder who requests a copy by contacting our Corporate Secretary. The Code of Business Conduct has also been filed with the Canadian and U.S. securities regulatory authorities.

Independence of Directors

To better align the interests of the Board of Directors with those of our shareholders, all of the nominees for election to the Board of Directors, except our President and Chief Executive Officer, are independent. In determining whether a director is an independent director, the Board of Directors applies the standards developed by the Canadian securities regulatory authorities, the NYSE and the additional standards adopted by the Board. These standards are set out in CN's Corporate Governance Manual which is available on our website at **www.cn.ca**, under Delivering Responsibly/Governance.

12 of the 13 nominees for election to the Board of Directors are independent.

As shown in the accompanying table, 12 of the 13 nominees for election to the Board of Directors are independent:

	INDEPENDENCE STATUS		
NAME	INDEPENDENT	NON INDEPENDENT	REASON FOR NON-INDEPENDENCE STATUS
Shauneen Bruder	✓		
Donald J. Carty	✓		
Ambassador Gordon D. Giffin	✓		
Julie Godin	✓		
Edith E. Holiday	✓		
Luc Jobin		✓	President and CEO, CN
V. Maureen Kempston Darkes	✓		
The Hon. Denis Losier	✓		
The Hon. Kevin G. Lynch	✓		
James E. O'Connor	✓		
Robert Pace	✓		
Robert L. Phillips	✓		
Laura Stein	✓		

Independent Chair of the Board

The Company's Board has been led by a non-executive Chair since it became public in 1995 and we believe that the separation of the positions of President and Chief Executive Officer and Chair of the Board contributes to allowing the Board to function independently of management. Our Corporate Governance Manual provides that the Board Chair must be an independent director who is designated by the Board. The Corporate Governance Manual describes the responsibilities of the Chair of the Board. The key role of the Board Chair is to take all reasonable measures to ensure that the Board (i) has structures and procedures in place to enable it to function independently of management; (ii) carries out its responsibilities effectively; and (iii) clearly understands and respects the boundaries between the responsibilities of the Board and those of management. Mr. Pace, who is the current independent Chair, became Chair of the Board on April 23, 2014.

Position Descriptions

Our Corporate Governance Manual includes position descriptions for the Board Chair and the Committee Chairs, as well as a position description for the President and Chief Executive Officer of the Company.

Committees of the Board

Given our size, nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the Board of Directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN's Corporate Governance Manual. The Board of Directors also established the Investment Committee of CN's Pension Trust Funds and the Donations and Sponsorships Committee, which are mixed committees composed of members of the Board of Directors as well as officers of the Company. Each committee reports to the Board of Directors and, subject to certain limited exceptions, there are no standing delegations of the Board of Directors' decision-making authority to any committees. A report of each committee's activities over the past year can be found at Schedule "B" of this Information Circular.

The following is a brief summary of the mandate of each committee of the Board of Directors.

Audit Committee

The Audit Committee has the responsibility of overseeing the Company's financial reporting, monitoring risk management, internal controls and internal and external auditors. The mandate of the Audit Committee is further described in Schedule "C" — Additional Audit Committee Disclosure" and in its charter which is included in our Corporate Governance Manual. The charter of the Audit Committee provides that it must be composed solely of independent directors. As at March 7, 2017, each member of the Audit Committee is independent.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

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Finance Committee The Finance Committee has the responsibility of overseeing the Company’s financial policies, and authorizing, approving and recommending financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, dividend policy, share repurchase program, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, may authorize the borrowing of money, the issuing of debt securities or other forms of financing, and makes recommendations to the Board thereon. The responsibilities, powers and operation of the Finance Committee are further described in its charter which is included in our Corporate Governance Manual. Corporate Governance and Nominating Committee The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the Board of Directors and its committees and overseeing corporate governance matters. As part of its responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the Board of Directors and, in consultation with the Board Chair, identifies candidates qualified to become Board members. This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in its charter which is included in our Corporate Governance Manual. The charter of the Corporate Governance and Nominating Committee provides that it must be composed solely of independent directors. As at March 7, 2017, each member of the Corporate Governance and Nominating Committee is independent. Human Resources and Compensation Committee The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives. The mandate of the Human Resources and Compensation Committee is further described in the section entitled “Statement of Executive Compensation — Human Resources and Compensation Committee” on page 35 of this Information Circular and in its charter which is included in our Corporate Governance Manual. The charter of the Human Resources and Compensation Committee provides that it must be composed solely of independent directors. As at March 7, 2017, all members of the Human Resources and Compensation Committee are independent. The Board has adopted a policy, which is included in our Corporate Governance Manual, that no more than one in three members of the Human Resources and Compensation Committee shall be a sitting CEO of another company, at least one member shall be experienced in executive compensation, and the President and CEO of the Company shall be excluded from the Committee member selection process. Reference is also made to the subsection entitled “Statement of Executive Compensation — Human Resources and Compensation Committee — Independent Advice” on page 36 of this Information Circular for disclosure in respect of the executive compensation consultant. Environment, Safety and Security Committee The Environment, Safety and Security Committee has the responsibility, amongst other things, of overseeing the development and implementation of environmental, safety and security policies, assessing environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration. The responsibilities, powers and operation of the Environment, Safety and Security Committee are further described in its charter which is included in our Corporate Governance Manual. Strategic Planning Committee The Strategic Planning Committee, which is composed of all of the Company’s Board Members, focuses on financial and strategic issues, including the review of the key assumptions, as well as the economic, business, regulatory and competitive conditions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the Board of Directors. The responsibilities, powers and operation of the Strategic Planning Committee are further described in its charter which is included in our Corporate Governance Manual. Investment Committee of CN’s Pension Trust Funds The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the CN Investment Division, reviewing and approving the CN Investment Incentive Plan and award payouts thereunder, advising the CN Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds. The responsibilities, powers and operation of the Investment Committee of CN’s Pension Trust Funds are further described in its charter which is included in our Corporate Governance Manual. Donations and Sponsorships Committee The Donations and Sponsorships Committee, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of developing a donations and sponsorships strategy and for reviewing and approving donation and sponsorship requests. The responsibilities, powers and operation of the Donations and Sponsorships Committee are further described in its charter which is included in our Corporate Governance Manual. Risk Management Oversight At CN, the Board is entrusted with the responsibility to oversee that management identifies and evaluates the significant business risks that the Company is exposed to and implements processes and programs to manage these risks. A significant risk is generally defined as an exposure that has the potential to materially impact CN’s ability to meet or support its business objectives. The Board achieves this risk oversight through strategic overviews of significant risks and issues, and business updates with the President and Chief Executive Officer, and executives. The overviews may cover among others, risks related to: • • • • • • general economic conditions; foreign currency; capital investments; information technology; existing operations, such as labour disputes; and developments in regulations: tax legislation and safety regulations. 23 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Company officers provide, to the Board or one of its committees, regular presentations and updates on the execution of business strategies, business opportunities, risk and safety management, ethical conduct, and detailed reports on specific risk issues. The risk oversight responsibility is shared between the Board and its committees. The Board delegates responsibility for oversight of certain risk elements to the various committees in order to ensure appropriate expertise, attention and diligence. Risk information is reviewed by the Board and/or committees of the Board throughout the year. Board and Committee Meetings Process The Board Chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the Board of Directors and its committees. During this process, the Corporate Secretary, in collaboration with the Board and committee chairs and the appropriate executive officers, establishes Board and committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing COMMITTEE RISKS OVERSEEN Audit • Financial • Taxation • Business Interruption • Information and Operational Security, including Cybersecurity • ERM Framework (Program) • Compliance with Laws and Regulations • Credit • Commodity Price • Interest Rate • Foreign Currency • Liquidity • Pension Funding • Compliance and Ethics • Human Capital • Compensation • Succession Planning • Employee Benefit Obligations • Pension Plan • Health & Safety – Injury and Accident • Security • Regulatory • Environmental • Economic • Market • Competitive • Regulatory • Pension Investment Meaningful information sessions and discussions are a result of preparation and established meeting schedules. management to plan ahead. If, during the course of the year, events or circumstances require Board or committee action or consideration, additional meetings are called. The total number of meetings and the attendance record for each director for Finance all Board and committee meetings held during the course of 2016 are set out in the section entitled “Statement of Corporate Governance Practices — Board and Committee Attendance” of this Information Circular. Communication regularly takes place between the Board Chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the Chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board of Directors or committees having special supervisory responsibilities. In Camera Meetings The independent Board members meet at or after every regular in-person meeting of the Board of Directors during in camera sessions, without the presence of management and under the chairmanship of the Board Chair. During the financial year ended December 31, 2016, there were 13 in camera sessions that were attended exclusively by non-executive directors. Corporate Governance & Nominating Human Resource & Compensation Environment, Safety Security Strategic Planning Investment The Audit Committee is responsible for ensuring that appropriate risk management processes are in place across the organization. It considers the effectiveness of the operation of CN’s internal control procedures and reviews reports from CN’s internal and external auditors. As part of its risk oversight activities, the Audit Committee ensures that significant risks identified are referred to a Board committee or the Board, as appropriate. Specifically, the Audit Committee reviews the Company’s risk assessment and risk management policies under the Enterprise Risk Management (“ERM”) program. Management undertakes an enterprise-wide process to identify, classify, assess and report on CN’s significant risks and mitigation strategies. The ERM program provides a common risk management framework/ environment to identify, assess, monitor, and mitigate key business risks. Management provides to the Audit Committee an annual ERM update. Risks are given a rating based on an assessment of inherent risk, as well as after considering mitigating processes and controls in place. Each risk is assigned to members of senior management who develop and implement controls to mitigate the risks. In addition, the Audit Committee requests that an independent review of the mitigating controls be performed on the identified risks on a rotational basis. For a detailed explanation of the material risks applicable to CN and its affiliates, see the section entitled “Business risks” in CN’s Management’s Discussion and Analysis included in CN’s 2016 Annual Report, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on CN’s website at www.cn.ca. 24 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board and Committee Attendance

The following tables show the record of attendance by current director at meetings of the Board and its committees, as well as the number of Board and Board committee meetings held during the 12-month period that ended on December 31, 2016. During this period, the Board called five special meetings, the Strategic Planning Committee called two special meetings, the Human Resources and Compensation Committee called two special meetings, and the Investment Committee of CN's Pension Trust Funds called one special meeting.

Attendance Table

	NUMBER AND % OF MEETINGS ATTENDED										
DIRECTOR	BOARD	AUDIT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	DONATIONS AND SPONSOR-SHIPS COMMITTEE	ENVIRONMENT SAFETY AND SECURITY COMMITTEE	FINANCE COMMITTEE (3)	HUMAN RESOURCES AND COM-PENSATION COMMITTEE (3)	INVESTMENT COMMITTEE OF CN'S PENSION TRUST FUNDS	STRATEGIC PLANNING COMMITTEE	COMMITTEES (TOTAL)	OVERALL ATTENDANCE
Donald J. Carty	13/13 (100%)	5/5 (Chair)	5/5	–	5/5	2/2	7/7	–	5/5	29/29 (100%)	42/42 (100%)
Ambassador Gordon D. Giffin	13/13 (100%)	5/5	–	3/3	–	1/1	7/7 (Chair)	5/5	5/5	26/26 (100%)	39/39 (100%)
Edith E. Holiday	13/13 (100%)	5/5	–	–	–	6/6	7/7	5/5 (Chair)	5/5	28/28 (100%)	41/41 (100%)
Luc Jobin (1)	5/5 (100%)	–	–	1/1 (Chair)	–	–	–	–	2/2	3/3 (100%)	8/8 (100%)
V. Maureen Kempston Darkes	13/13 (100%)	5/5	5/5	–	5/5 (Chair)	6/6	4/4	–	5/5	30/30 (100%)	43/43 (100%)
The Hon. Denis Losier	13/13 (100%)	–	5/5 (Chair)	3/3	–	1/1	7/7	5/5	5/5	26/26 (100%)	39/39 (100%)
The Hon. Kevin G. Lynch	13/13 (100%)	–	5/5	–	–	6/6 (Chair)	7/7	5/5	5/5	28/28 (100%)	41/41 (100%)
Claude Mongeau (2)	7/7 (100%)	–	–	2/2	–	–	–	–	3/3	5/5 (100%)	12/12 (100%)
James E. O'Connor	13/13 (100%)	5/5	–	–	5/5	6/6	7/7	–	5/5 (Chair)	28/28 (100%)	41/41 (100%)
Robert Pace	13/13 (100%) (Chair)	–	5/5	3/3	5/5	2/2	4/4	–	5/5	24/24 (100%)	37/37 (100%)
Robert L. Phillips	13/13 (100%)	5/5	5/5	–	5/5	2/2	7/7	–	5/5	29/29 (100%)	42/42 (100%)
Laura Stein	13/13 (100%)	5/5	–	–	5/5	6/6	7/7	–	5/5	28/28 (100%)	41/41 (100%)

(1) Luc Jobin was appointed President and CEO of CN on July 1, 2016, was appointed as a member of the Board of Directors of the Company on June 30, 2016, and became the Chair of the Donations and Sponsorships Committee on the same date.

(2) Claude Mongeau stepped down from his role as President and CEO of CN at the end of June 2016.

(3) In addition to committee members, all non-executive board members attended the meetings of the Human Resources and Compensation Committee held in January and December, as well as two special meetings. Furthermore, the following directors, Ambassador Gordon D. Giffin and Denis Losier attended the October Finance Committee meeting on a non-voting basis, while Donald J. Carty, Robert Pace and Robert L. Phillips attended the October and November Finance Committee meetings on a non-voting basis.

Meeting Held Table

BOARD AND BOARD COMMITTEE MEETINGS	NUMBER OF MEETINGS HELD IN 2016
Board	13
Audit Committee	5
Corporate Governance and Nominating Committee	5
Donations and Sponsorships Committee	3
Environment, Safety and Security Committee	5
Finance Committee	6
Human Resources and Compensation Committee	7
Investment Committee of CN's Pension Trust Funds	5
Strategic Planning Committee	5

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The Corporate Governance and Nominating Committee regularly reviews its competency matrix with a view of expanding the Board’s overall experience and expertise and filling any gaps so that the needs of the Board are met. The Corporate Governance and Nominating Committee and the Board have approved the matrix set out on page 27 of this Information Circular. In order to assist the Corporate Governance and Nominating Committee and the Board Chair in recommending candidates to become directors of CN, the Corporate Governance and Nominating Committee has constituted, together with the Board Chair, an evergreen list of potential Board candidates, which it updates from time to time. Prior to nominating a new director for election or appointment, the Board Chair and the President and Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on CN’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board of Directors. In 2016, in the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee examined its competency matrix, with a view to expanding the Board’s overall experience and expertise and developed a set of criteria that focused particularly on diversity, including diversity of gender, background and skills for the Board. To accomplish this the Corporate Governance and Nominating Committee retained an external firm to help with the recruitment of directors to join the Board. This sustained and rigorous process by which CN attracts and recruits new members to its Board ultimately brings new perspectives and diversity to the Board. See the following section entitled “Board Diversity” for additional information on the director selection process. Director Selection Review of Credentials In consultation with the Board Chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or re-election as members of the Board of Directors. It considers their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and committee meetings. Board and Board committee members are expected to attend all meetings. As stated in our Corporate Governance Manual, any director who has attended less than 75% of meetings of the Board or meetings of committees on which they sit, for more than two consecutive years, without a valid reason for the absences, will not be renominated. The Corporate Governance and Nominating Committee monitors and is constantly on the lookout for new candidates for nomination to the Board of Directors and is mindful of the mandatory retirement dates of current directors. Competency Matrix The Corporate Governance and Nominating Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors. The last few years, the Corporate Governance and Nominating Committee and the Board Chair focused on board renewal and succession in light of upcoming director retirements and on expanding and completing the Board’s overall expertise in certain areas and diversity. The Board Chair and the Corporate Governance and Nominating Committee continue to engage in an ongoing, in-depth succession planning process. Board renewal and succession has been an item at most meetings of the Corporate Governance and Nominating Committee. In proposing the list of Board nominees, the Board of Directors is guided by the process described in our Corporate Governance Manual. As part of the process, the Board Chair, in consultation with the Corporate Governance and Nominating The Corporate Governance and Nominating Committee maintains an evergreen list of potential candidates and a competency matrix to assist with reviewing the skills and experience of director candidates and the Board as a whole. Committee, develops a competency matrix based on knowledge areas, types of expertise, gender and geographical representation, and identifies any gaps to be addressed in the director nomination process. The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to factors such as age, diversity (including gender), geographical location, competencies and experience of current directors, the suitability and performance of directors proposed for election, as well as their independence, qualifications, financial acumen, business judgment and board dynamics. This competency matrix is reviewed regularly by the Board Chair with Board members, and is updated as may be required. 26 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table identifies the competencies of each nominee for election to the Board of Directors, together with their gender, age range and tenure at CN.

	COMPETENCIES(1)								GENDER	AGE RANGE			BOARD TENURE			
NAME OF DIRECTOR	SALES / MARKETING	FINANCE / ACCOUNTING	LEGAL	STRATEGY	HUMAN RESOURCES	ENGINEERING/ ENVIRONMENT	TRANSPORT INDUSTRY/ SAFETY	PUBLIC POLICY	GENDER	59 AND UNDER	60-65	66-75	0-5 YEARS	6-10 YEARS	11-15 YEARS	16 + YEARS
Shauneen Bruder	✓	✓		✓	✓	✓		✓	F	✓			✓			
Donald J. Carty	✓	✓		✓	✓	✓	✓	✓	M			✓		✓		
Ambassador Gordon D. Giffin	✓	✓	✓	✓	✓		✓	✓	M			✓			✓	
Julie Godin	✓	✓		✓	✓			✓	F	✓			✓			
Edith E. Holiday	✓	✓	✓	✓	✓		✓	✓	F		✓				✓	
Luc Jobin	✓	✓		✓	✓	✓	✓	✓	M	✓			✓			
V. Maureen Kempston Darkes	✓	✓	✓	✓	✓	✓	✓	✓	F			✓				✓
The Hon. Denis Losier	✓	✓		✓	✓		✓	✓	M		✓					✓
The Hon. Kevin G. Lynch	✓	✓		✓	✓		✓	✓	M			✓	✓			
James E. O'Connor	✓	✓		✓	✓	✓	✓	✓	M			✓		✓		
Robert Pace	✓	✓	✓	✓	✓	✓	✓	✓	M		✓					✓
Robert L. Phillips	✓	✓	✓	✓	✓	✓	✓	✓	M			✓	✓			
Laura Stein	✓	✓	✓	✓	✓	✓	✓	✓	F	✓			✓			

(1) Definition of competencies:

- **Sales/Marketing:** Experience as a senior executive in a product, service or distribution company; experience in supply chain management and strong knowledge of CN's markets, customers and strategy.
- **Finance/Accounting:** Experience in corporate finance, overseeing complex financial transactions, investment management; experience in financial accounting and reporting, auditing, and internal controls.
- **Legal:** Experience as a senior practicing lawyer either in private practice or the legal department of a major public entity.
- **Strategy:** Experience in strategic planning and leading growth for a major public entity.
- **Human Resources:** Experience in oversight of compensation programs, particularly compensation programs for executive level employees and incentive based compensation programs; experience with talent management, succession planning, leadership development and executive recruitment.
- **Engineering/Environment:** Thorough understanding of the operations of the transportation industry (particularly the rail industry), environmental issues and transportation industry regulations.
- **Transport Industry/Safety:** Knowledge and experience in the transportation industry, including strategic context and business and safety issues facing the transportation industry.
- **Public Policy:** Experience in, or a strong understanding of, the workings of government and public policy in Canada and the United States.

Board Diversity

In an increasingly complex global marketplace, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company's success. Further, director and nominee diversity helps to ensure that a wide-variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced and comprehensive. The Board believes that diversity is an important attribute of a well-functioning board. In selecting qualified candidates to serve as directors of the Company, a wide-range of aspects of diversity are considered, including gender, race, ethnicity, culture, and geography and measures ensuring that the Board, as a whole, reflects a range of viewpoints, backgrounds, skills, experience and expertise.

CN became a signatory to the Catalyst Accord and a member of the 30% Club in 2017.

CN believes that diversity, including gender diversity, at the board and executive officer levels of corporate leadership (and at all levels of the Company), can provide a number of potential benefits, including:

- access to a significant part of the potential relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;
- unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in product development, marketing, customer relations, mentoring and employee relations in a world of diverse customers and workforces;
- the potential for richer discussion and debate at the executive and board level (and at other levels of management) that may ultimately increase effectiveness in their decision-making and advising functions;
- executive teams and boards with diverse backgrounds increase the likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and
- signaling CN's values to various stakeholders, including employees at all levels, shareholders, customers, communities, regulators and other government officials, and the public.

The Corporate Governance and Nominating Committee has developed a set of criteria for Board membership that strives to attain a diversity of background and skills for the Board.

In the process of searching for qualified persons to serve on the Board, the Corporate Governance and Nominating Committee strives for the inclusion of diverse groups, knowledge, and viewpoints. To accomplish this, the Corporate Governance and Nominating Committee may retain an executive search firm to help meet the Board's diversity objective. In connection with its efforts to create and maintain a diverse Board, the Corporate Governance and Nominating Committee has:

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• developed recruitment protocols that seek to include diverse candidates in any director search. These protocols take into account that qualified candidates may be found in a broad array of organizations, including academic institutions, privately held businesses, nonprofit organizations, professions such as accounting, human resources and legal services and trade associations, in addition to the traditional candidate pool of corporate directors and officers; strived to use, to their fullest potential, the current network of organizations and trade groups that may help identify diverse candidates and may rely on executive search firms to identify diversity candidates as well; and periodically reviewed director recruitment and selection protocols so that diversity remains a component of any director search. Diversity and Senior Management The Company is committed to having a diverse senior management group which offers a depth of perspectives and enhances the Company’s operations. In fulfilling part of its oversight role, the Human Resources and Compensation Committee has reviewed CN’s integrated approach to executive and high-potential talent management and succession planning, ensuring a pipeline of leaders is in place to drive both short-and long-term performance. The Committee considered processes and practices for leadership development and reviewed the depth of succession pools for senior leadership roles across the Company. In 2017 CN was recognized as one of Canada’s Best Diversity Employers and in 2016 it received the Employment Equity Achievement Award from the Canadian Government. • • Board Diversity Policy CN believes that increasing the diversity of the Board to reflect the communities and customers CN serves is essential in maintaining a competitive focus. Increased board diversity can contribute to enhanced performance, ensuring the presence of valuable capabilities that non-diverse boards lack, and changing board dynamics in positive ways such as by enhancing the board’s ability to handle conflict with a wider disparity of viewpoints among directors from more varied backgrounds. CN also believes that a diverse board signals that diverse perspectives are important to the Company, and that CN is committed to inclusion, not only in principle but also in practice. Further, as a result of CN’s commitment to diversity, CN has access to a wider pool of talent and a broader mix of leadership skills. On March 10, 2015, the Corporate Governance and Nominating Committee recommended, and the Board approved, a diversity policy for the Board. It provides that the Corporate Governance and Nominating Committee, which is responsible for recommending director nominees to the Board, will consider candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Committee will take into account diversity considerations such as gender, age and ethnicity, with a view of ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Committee will also set measurable objectives for achieving diversity and recommend them to the Board for adoption. Pursuant to the policy, the Board adopted a target of having a minimum representation of one-third of the Board by women, by 2017. Currently, 27% (three out of 11) of our directors are women and 38% (five out of 13) of our director nominees in 2017 are women. The Board Diversity Policy is available on our website at www.cn.ca, under Delivering Responsibly/Governance. In addition, the Corporate Governance and Nominating Committee considers the level of representation of women on the Board by overseeing the selection process and ensuring that sufficient numbers of women and other diverse candidates are included in the slate of candidates for Board of Directors consideration. This year, as part of the Board of Directors’ commitment to increased female representation on the Board, CN identified Shauneen Bruder and Julie Godin as being exceptional candidates with strong public company and business backgrounds in finance, operations, information technology, strategy, human resources, risk management and public policy. In 2017, CN became a signatory to the Catalyst Accord, a call to action to increase the representation of women directors of Financial Post 500 boards to 25% by the end of 2017. CN also became a member of the Canadian Chapter of the 30% Club, an organization with an aspirational objective of having representation by at least 30% women on boards by 2019. In this regard, CN has developed and implemented a number of Company-wide and innovative diversity initiatives relating to women. These initiatives provide training, development and mentorship opportunities to assist women employees at CN to: • understand opportunities for personal and professional growth within the Company; further develop their confidence in operations; build strong partnerships with fellow employees and communities where CN has operations; and gain access to mentoring and networking opportunities. • • • CN is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, we will achieve our strategic business objectives. Diversity hiring targets were established in Canada under the 2013-2016 Diversity plan; CN achieved the overall hiring targets that had been set. With upcoming retirements and development actions, we will have the opportunity to place diverse talent at more senior levels. These actions, in line with our continuing education and training initiatives, create additional positions for diversity within our organization. We created a Diversity task force which joined forces to guide and consolidate diversity initiatives across CN, contributing to a 30% increase in diversity hiring in Canada and a doubling in the number of women hired in both Canada and the U.S. in 2016. Through “Women in Rail” webinars throughout 2016, 350 female job applicants received insight on positions at CN through women currently working in the positions for which we were hiring. “Working Together”, a team building session integrated into safety summits, enabled employees to candidly discuss diversity and the need for inclusion and teamwork at CN. We also increased the promotion of the Diversity scholarship program, which generated five times more applications than usual and campaigns, such as “This Could be You” which educated applicants on CN positions, building awareness and ensuring that inclusion is a strategy at all levels of the organization. In 2016, approximately 21% of promotions in Canada were filled by women (women represent 10% of our Canadian employees overall). As at March 7, 2017, four of CN’s 28 executive officers were women, representing 14.3% of the executive officer population. Although no gender diversity targets have been established specifically for senior executive positions, CN promotes an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Specific targets or quotas for gender diversity are not currently used for senior executive positions as appointments are based on a balance of criteria, including merit, experience and competency of the individual at the relevant time. Nonetheless, 28 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions. In addition, for the first time, CN was recognized as one of Canada’s Best Diversity Employers in 2017 and in 2016 received the Employment Equity Achievement Award from the Canadian Government. CN’s commitment to diversity and inclusion initiatives focuses on the following areas: minorities, women, persons with disabilities, as well as Aboriginals in Canada and veterans in the U.S. In 2016, approximately 40% of CN’s new employees in Canada and 29% in the U.S. were hired from these segments. Supported by executive management and the Board, these initiatives represent the Board’s and CN’s commitment to diversity and inclusion across the Company. Common Directorships With a view to further strengthen directors’ independence, the Board has adopted a policy pursuant to which a director shall not accept the invitation to join an outside board on which a director of CN already sits without previously obtaining the approval of the Corporate Governance and Nominating Committee. In addition, the Board has adopted a policy, which is included in our Corporate Governance Manual, to the effect that no more than two of the Company’s directors should generally serve on the same outside board or outside board committee. As of March 7, 2017, no members of our Board of Directors served together on the boards of other public companies. Number of Directorships CN recognizes that Board membership requires a significant dedication of time. As a result, the number of boards on which an individual can serve is necessarily limited. With a view to taking reasonable steps to ensure the ability of each candidate to make the commitment of time necessary to be a director of CN, the Board will apply the following guidelines when considering candidates to become directors of CN: • for candidates that are chief executive officers or other senior executives of public corporations, the Board will prefer individuals who hold no more than two (2) public corporation directorships in total (including CN’s Board and membership on the board of the corporation at which an individual is employed); and • for other candidates, the Board will prefer individuals who hold no more than five (5) public corporation directorships in total (including CN’s Board). Directors are expected to provide the Board Chair with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Corporate Governance and Nominating Committee and the Board Chair will apply Board nominee selection criteria, including directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. The biographies on pages 10 to 16 of this Information Circular identify the other reporting issuers of which each nominee is a director. Retirement from the Board The Board has adopted a policy on the mandatory retirement age for directors whereby a director would not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders following his or her 75th birthday. In addition, directors are expected to inform the Board Chair of any major change in their principal occupation so that the Board will have the opportunity to decide the appropriateness of such director’s continuance as a member of the Board or of a Board committee. Board Tenure and Term Limits On November 21, 2016, the Board approved an amendment to its Tenure Policy, to the effect that any new individual nominated or elected to the Board of Directors, effective as of April 25, 2017, would be subject to term limits. Effective as of April 25, 2017, new members of the Board of Directors will serve for a maximum term of fourteen (14) years. The Board has also adopted a policy, which is part of CN’s Corporate Governance Manual, to the effect that the Board Chair and the Committee Chair tenure would be subject to term limits. The Board of Directors is of the view that CN’s policy on Effective as of April 25, 2017, new members of the Board will serve for a maximum term of fourteen (14) years. Chair term limits, together with its policy on mandatory retirement age and its new director term limits, establishes a mechanism that ensures Board Chair, committee chair, and director renewal, provides a fresh perspective in the boardroom and improves the Board’s ability to plan its composition over a longer period of time. • Effective as of April 23, 2014, but without regard to past service, CN’s Board Chair will serve for a term of five (5) years, renewable for one further three (3) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. At the end of the term(s) as Board Chair, the departing Board Chair would not stand for election as a director of CN at the next annual shareholders’ meeting. The above term(s) for the Board Chair would remain subject to the mandatory retirement age limit of 75 years of age. Effective as of April 23, 2014, but without regard to past service, committee chairs will serve for a term of three (3) years, renewable for one further two (2) year term, subject to the discretion of the Board of Directors to further extend the term, if deemed appropriate. • In each of the above instances, the election or appointment of the CN Board Chair or committee chairs, respectively, remains subject to annual review and election/appointment. The Board retains its discretion to extend the above term limits, which will preserve its ability to deal with special circumstances warranting the extension of the mandate. The following chart shows the tenure of the Company’s Board as of April 25, 2017: 0 to 5 years 6 to 10 years 11 to 15 years 16 years and over Please refer to the director nominees’ biographies on pages 10 to 16 for details regarding length of Board tenure of each nominee for election as directors. 29 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES 46% 15% 15% 24%

Director Emeritus The Board of Directors confers, from time to time, the honorary status of Director Emeritus to retiring or former directors who have made significant contributions to the Board through long and distinguished service and accomplishments. Currently, lifetime emeritus status has been bestowed upon Raymond Cyr, James Gray, Michael Armellino, Hugh Bolton, Charles Baillie, Edward Lumley and David McLean as Chairman Emeritus, as well as upon the late Purdy Crawford and the late Cedric Ritchie. Directors Emeritus are invited to attend the annual meeting of shareholders and certain Company or Board events taking place in their geographic area of residence and are reimbursed for reasonable travel and other out-of-pocket expenses in connection with attendance at such events. Peer Assessment and Independent Advisor The Board Chair leads on an annual basis a peer review process through one-on-one meetings with each individual director. In addition, the Board may, from time to time, hire an independent advisor to assist the Board of Directors in independently assessing the performance of the Board of Directors, Board committees, Board and The overall results and suggestions derived from the annual Board performance assessment are taken into consideration to improve the functioning and activities of the Board and its committees. committee chairs and individual directors. The Corporate Governance and Nominating Committee also considers on an annual basis the appropriateness of conducting a peer assessment through an independent advisor. In 2016, an outside consultant was retained to conduct a peer review. The peer evaluation process provided for feedback on the effectiveness of individual directors. Each director was given the opportunity to Board Performance Assessment Process The Board of Directors has implemented, and reviews, from time to time, a comprehensive process to annually assess its effectiveness, the effectiveness of its committees, the Board Chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the Board Chair and is comprised of the following steps: assess the contribution of each of his or her peers relative to the performance standards for the director position description as set out in CN’s Corporate Governance Manual. The results were compiled and reviewed confidentially by the outside consultant. The Chair then received the results of each director’s peer assessment and met with each director to discuss his or her respective assessment. The Board performance assessment process is further described in CN’s Corporate Governance Manual which is available on our website at www.cn.ca, under Delivering Responsibly/Governance. • The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the Board Chair, taking into account current issues, the findings of previous years and input from the Board of Directors: Director Orientation and Continuing Education Orientation Our orientation program includes presentations by the Company’s officers on CN’s organizational structure and the nature and operation of its business, a review with the Board Chair of the methods of operation and the roles of the Board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. New directors are provided with the following: a Directors’ handbook containing corporate and other information required to familiarize themselves with the Company, its organization and operations and CN’s key corporate governance and public disclosure documents, including CN’s Corporate Governance Manual and board and committee charters; information regarding the review process for the Board, its committees and their chairs, and individual directors; CN’s important policies and procedures, including CN’s Code of Business Conduct; and organizational charts and other business orientation materials, including CN’s Investor Fact Book, sustainability and safety brochures, financial statements and regulatory information. In addition, meetings are arranged with new directors and members of CN’s Leadership team to provide an overview of their areas of responsibility and their function/department. These areas include finance, corporate services, marketing, operations, human resources and investor relations. New directors also receive presentations by the Company’s officers on CN’s business and operations, safety, security, sustainability, community outreach initiatives and talent development, amongst others. New directors are also invited to attend the following Company events: • Board and committee performance evaluation questionnaires, including a self-assessment by individual directors; Board Chair evaluation questionnaire; and Committee Chair evaluation questionnaires. • • • Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the Board Chair, except for the responses to the evaluation questionnaire relating to the Board Chair, which is forwarded directly to each of the Chairs of the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee. Following receipt of the completed questionnaires, the Board Chair contacts every director and conducts open and confidential one-on-one meetings. The purpose of these meetings is to discuss the answers received from and in respect of each director, to take into account any comments which the director may have and to review the self-evaluation of each director. One of the Corporate Governance and Nominating Committee or Human Resources and Compensation Committee Chairs also discusses individually with each director his or her responses and comments on the Board Chair evaluation questionnaire. Reports are then made by the Board Chair, the Corporate Governance and Nominating Committee and Human Resources and Compensation Committee Chairs to the Board of Directors, with suggestions to improve the effectiveness of the Board of Directors, Board committees, Board and committee chairs, and separately to individual directors in respect of their personal performance. The Board Chair and committee chairs take into consideration the overall results and suggestions derived from the annual Board performance assessment in order to improve the functioning and activities of the Board and Board committees. • • • • • • • Annual business plan meeting with top 200 employees; Annual sales meetings; Industry conferences or CN’s analyst/investor meetings; Leadership training sessions and dinners with participants; and Other company events on an ad hoc basis. • 30 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In addition, new directors are encouraged to visit sites across CN's network relating to the Company's operations. These sites include mechanical and car shops, intermodal and engineering groups, data centres, training centres, railway yards and ports.

Continuing Education

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company:

- maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;
- encourages and funds the attendance of each director at seminars or conferences of interest and relevance;
- encourages presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and
- at least annually, holds a Board meeting at or near an operating site or other facility of the Company, a key customer, supplier or affiliated company.

The Board Chair arranges for Board members to have access to education and information on an ongoing basis pertaining to Board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company's business strategy and other material as deemed appropriate by the Board Chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the Board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the Board in advance of meetings.

In 2016, Board members were provided with educational reading materials and presentations on a variety of matters and topics, including corporate governance, executive compensation, executive succession planning, shareholders and shareholder associations, key accounting considerations, financial strategy, risk management and disclosure, and Canadian and U.S. securities law developments. The Board regularly received updates and reports by CN's internal counsel on regulatory matters of importance and emerging issues of significance to CN and the railway industry, such as diversity, safety and risk mitigation.

In addition, in 2016, members of the Board attended courses in subject areas which included effective corporate boards, board structure, processes and composition and participated on discussion panels.

Directors also interacted with executive and senior management at every Board meeting and received regular and extensive presentations on matters of strategic importance to the Company's business, including presentations on its customer engagement initiatives, safety, stakeholder and community outreach initiatives, business growth strategy, operating plans, supply chain strategy, car management, CN's sustainability initiatives and regulatory matters relevant to the business of the Company.

Moreover, the directors have, from time to time, been provided with first-hand opportunities to visit certain sites where CN has made significant investments. They have visited certain CN main yards, as well as our Information Technology command centre, Kirk Yard and the Elgin, Joliet and Eastern Railway properties in the United States. The Board has also visited CN's state-of-the-art training centre in Winnipeg, Manitoba and toured a Geometry Test Car. In 2015, the Board also traveled by train from Baton Rouge, LA to New Orleans, LA. During the train trip the Board had the opportunity to interact with CN officers to gain a full appreciation of and learn more about CN's customers and operations in this region. In 2016, the Board visited Two Harbours, Minnesota to tour CN's iron ore dock operations and the E.H. Gott vessel. The Board of Directors met with the captain and the crew as well as the CN dock and support team in Two Harbors, for an in-depth review of the vessel and dock operations.

The following table lists seminars and courses by external providers, as well as dedicated internal sessions and presentations on key CN subject matters, that the directors of the Company attended in 2016 and early 2017.

SUBJECT MATTER/TOPIC PRESENTED	PRESENTED/HOSTED BY	ATTENDED BY
SAFETY		All directors
• Safety Update	CN Safety & Sustainability	
• Mechanical Data Analytics	CN Mechanical & Engineering	
CUSTOMER RELATIONS		All directors
• Winter Preparedness	CN Operations	
• Operational and Service Excellence	CN Operations & Marketing	
INVESTOR RELATIONS		All directors
• Competitive Context	CN Investor Relations	
MARKETING		All directors
• U.S. Markets	CN Marketing	
• Canadian Grain Market	CN Marketing and Corporate Development	
FINANCE		
• KPMG Training Session	External Auditors KPMG, CN Accounting	Audit Committee members
• Investor Financial Perspective	Wells Fargo Securities	All directors
SUSTAINABILITY		All directors
• Workforce Renewal & Training Excellence	CN Human Resources	
TECHNOLOGY		All directors
• Positive Train Control Update	CN Information Technology	
• Cybersecurity and Information Technology	CN Information Technology & Supply Management	
LAW & GOVERNMENT AFFAIRS		All directors
• Updates on Canadian and U.S. Regulatory and Political environment	CN Corporate Services	
• Leading Governance and Board Diversity Practices	CN Corporate Services	

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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Stakeholder and Aboriginal Engagement CN is recognized as a company that delivers responsibly, is a key part of the solution for customers, and a true backbone of the economy. Over the year, we continued to deepen the Company’s sustainability agenda — moving customer goods safely and efficiently, ensuring environmental stewardship, attracting and developing the best railroaders, adhering to the highest ethical standards and building safer, stronger communities. In broad terms, the Company continued its stakeholder activities by: The Company is committed to developing respectful and mutually-beneficial relationships with all Aboriginal peoples and does so by: • proactively engaging Aboriginal communities and maintaining open dialogue; encouraging employee sensitivity to Aboriginal issues and providing cultural awareness training to them; supporting Aboriginal Community initiatives and participating in Aboriginal organizations; and seeking out and encouraging opportunities for Aboriginal business development. • • • engaging with all levels of government as a participant on advisory councils, review boards and regulatory proceedings; conducting community outreach; working collaboratively with supply chain partners; participating in industry associations (Railway Association of Canada; Association of American Railroads); engaging with suppliers at our annual supplier council and through our Sustainable Procurement Excellence program; strengthening our relationships and improving our communication with customers; ensuring the opportunity for regular two-way communication with employees; and taking part in structured community engagement. • • • • • • • • In 2016, CN achieved “Committed” level under the Progressive Aboriginal Relations Program of the Canadian Council for Aboriginal Business, and in February 2017, CN was recognized for excellence in Aboriginal Relations by the Alberta Chamber of Commerce, receiving the Alberta Business Award of Distinction in the Indigenous Relations — Best Practices category. For more details, please refer to our website at www.cn.ca/aboriginalvision. On the safety front, CN actively engaged communities across its network, meeting with emergency responders and elected officials, providing training and expertise and sharing relevant information on dangerous goods shipments. Throughout 2016, CN also continued its support of hundreds of CN railroaders in the community who are champions in the causes they choose to support. CN granted C$1,103,096 to support its employees, their families and pensioners in their volunteer efforts. As well, our Investor Relations department actively engages with the broad investment community, including shareholders, analysts, potential investors, as well as shareholder advocacy groups, to provide public information on the Company, as well as to address any specific questions or concerns. We have in place various means of communication for receiving feedback from interested parties, such as a toll-free number for general inquiries (1-888-888-5909). Shareholders and other interested parties may also communicate with the Board and its Chair by calling 514-399-6544. The Board of Directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints or concerns to us and (ii) to communicate directly with the Chair of the Board, who presides over all non-executive director sessions. These procedures are described on our website at www.cn.ca, under Delivering Responsibly/Governance. 32 CN | Management Information Circular 2017 STATEMENT OF CORPORATE GOVERNANCE PRACTICES For the year 2016, CN received a number of awards and recognition including: • Awarded Best Overall Corporate Governance for publicly-listed companies by the Governance Professionals of Canada • Received two awards from Investor Relations Magazine in the following categories: best investor relations officer (large cap) and best investor relations in sector (Industrials) • Recognized on the CDP climate performance leadership index • Ranked among the best 50 corporate citizens in Canada by Corporate Knights • Listed on the Jantzi Social Index • Listed on FTSE4Good Index • Listed on Canada’s Top 100 Employers (2017) • Named to Dow Jones Sustainability World Index for the fifth year in a row Examples of the Company’s Aboriginal engagement activities include: • Partnership with the Assembly of First Nations • Safety presentations made to First Nations • Celebration of National Aboriginal Day • Partnerships with Indspire and Level, two national organizations aimed at empowering Aboriginal peoples through education

Statement of Executive Compensation

Dear Shareholder:

On behalf of the Human Resources and Compensation Committee ("Committee") and the Board of Directors of Canadian National Railway Company we welcome this opportunity to share our approach to executive compensation. 2016 has been a year of change for the Company. In June 2016, after a remarkable journey of 22 years with CN, Claude Mongeau announced that he was stepping down as President and Chief Executive Officer due to medical reasons. The Board of Directors is thankful to Mr. Mongeau for his dedication and many contributions to the success of our Company. Claude Mongeau has been a central force in CN's transformational journey. Effective July 1, 2016, Luc Jobin was appointed as our new President and Chief Executive Officer. Mr. Jobin joined CN in 2009 as Executive Vice-President and Chief Financial Officer and has extensive experience as a business leader and senior executive. Before joining CN, Mr. Jobin occupied senior executive and chief executive officer positions in public companies and he brings considerable experience to lead the future journey of CN.

In addition to the appointment of Mr. Jobin as President and Chief Executive Officer, two other new executives were appointed in 2016. Ghislain Houle was appointed Executive Vice-President and Chief Financial Officer, replacing Mr. Jobin. He brings considerable financial experience as well as a deep understanding of the Company gained from his 20 years at CN in different senior management and executive roles. Following the retirement of Jim Vena, Michael Cory assumed the position of Executive Vice-President and Chief Operating Officer. Mr. Cory began his career at CN in 1981 and most recently served as Senior Vice-President, Western Region. He is an experienced railroader who developed an exceptional knowledge of the railway industry throughout his career. Jean-Jacques Ruest and Sean Finn continue in their respective roles as Executive Vice-President and Chief Marketing Officer and Executive Vice-President Corporate Services and Chief Legal Officer, providing continuity and experience.

Thanks to the Board's comprehensive succession planning and execution, a seamless executive leadership transition with a continued focus on delivering operational and financial results was achieved in 2016. The commitment and role played by the Board of Directors and each member of the executive team demonstrates the Company's commitment to our shareholders.

2016 Overview

CN continued to lead the industry and delivered record operating performance in 2016. Innovative ideas enabled CN to continue delivering value to our customers and CN's industry-leading operating efficiencies were highlighted by improvements in yard and train productivity, terminal dwell, locomotive utilization and velocity. The Company also reacted quickly to the decrease in volume by realigning resources to the market environment and achieving significant cost savings in 2016. These improvements led, once again, to a new record annual operating ratio.

	2012	2013	2014	2015	2016
Operating income (C$ million)	3,685	3,873	4,624	5,266	5,312
Operating ratio (%)	62.9	63.4	61.9	58.2	55.9
Adjusted diluted earnings per share (C$)(1)	2.81	3.06	3.76	4.44	4.59

(1) See the section entitled Adjusted performance measures in CN's Management's Discussion and Analysis included in the Company's 2016 Annual Report for an explanation of this measure and reconciliation to the nearest GAAP measure.

CN continued to invest significantly in its capital program with an overall investment of C$2.75 billion in 2016 while maintaining its strong commitment to shareholders by returning over C$3.2 billion through share buybacks and dividends. The Company's capital allocations and its strong performance, despite the challenges of a changing economic and political environment, continued to be recognized by the market with a share price increase over the past three years of 49.2% in Canada, in comparison to a 12.2% increase over the same period for the S&P/TSX Composite Index. In addition, the Company's market capitalization in Canada has increased by nearly C$19 billion during this same period.

On the safety side, the Company continued to make progress towards its objective of being the safest railroad in North America. CN achieved significant improvements in both Federal Railroad Administration ("FRA") and Transport Safety Board ("TSB") accident ratios in 2016. The Company also remains committed to further reduce its injury ratio. Since the Fall of 2016, more than 15,000 CN employees have received training on the Company's initiative *Looking Out for Each Other*, a safety mindset that focuses on peer-to-peer communication in a collective effort to identify and address unsafe behaviours.

Disciplined Approach to Compensation

CN's approach to executive compensation continues to be driven by our goal to deliver sustainable and solid returns to shareholders. CN exercises a disciplined approach by ensuring that target compensation supports the attraction and retention of executive talent while remaining within our executive compensation policy. In addition, short- and long-term incentive plans are structured to align realized pay and shareholder returns through the use of various key performance measures, including the use of Relative Total Shareholder Return ("Relative TSR") performance measures.

STATEMENT OF EXECUTIVE COMPENSATION

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CN | Management Information Circular 2017

Long-term growth and value creation remain central to our pay strategy and targets are set to ensure that our compensation policies do not encourage undue risk-taking on the part of our executives. In some instances, performance measures are used under both short-and long-term incentive plans to ensure that short-term decisions support long-term performance. CN’s executive compensation program also supports safe and reliable operations, environmentally and socially responsible practices, industry-leading returns and the attraction and retention of skilled employees. CN’s executive compensation policy positions total direct compensation between the median and the 60th percentile of the executives’ respective comparator group. Our disciplined approach to compensation, combined with the appointment of new executives in 2016, has resulted in an overall aggregate positioning of all executives’ total direct compensation below the median as confirmed by Willis Towers Watson’s review in December 2016. The Committee also independently retains the services of Hugessen Consulting, Inc. (“Hugessen”), to provide advice on compensation recommendations that are presented for Committee approval. The Company’s annual “Say on Pay” advisory vote received strong support with 97.7% of the votes in favour of CN’s disciplined approach to executive compensation in 2016. CN remains committed to transparency by providing clear and comprehensive disclosure information to its shareholders. New Safety Component to the Annual Incentive Bonus Plan (“AIBP”) Introduced in 2016 In the past, safety performance was always an inherent component of the corporate performance targets for the AIBP and has been part of the individual performance objectives for the President and Chief Executive Officer and all operating executives. In 2016, a standalone corporate safety component was introduced in the AIBP for all executive officers. The corporate safety component represents 10% of the annual bonus and is based on the achievement of specific accident and injury ratios. The Committee believes that this approach not only supports the Company’s safety agenda, but also emphasizes the common leadership accountability of all executive officers in the achievement of our safety targets. Compensation Decisions in 2016 Since 2002, the compensation of our Named Executive Officers (“NEOs”) has been paid in U.S. dollars to provide a more precise, meaningful and stable comparison with U.S. denominated compensation of incumbents in equivalent positions within the comparator group. Given that Canadian securities regulations require that the compensation information provided in the Summary Compensation Table and other prescribed tables be stated in Canadian dollars, currency fluctuations impact the year-over-year comparability of compensation levels. The Committee believes that the Company’s comparator group and the U.S. dollar denominated approach to compensation for the NEOs is appropriate and, combined with an overall disciplined approach, provides a competitive total compensation package. Base Salary CN’s policy for base salaries and target bonuses continues to be at the median of the comparator group. In 2016, the appointment of three new NEOs resulted in a positioning lower than the policy. The Committee continues to closely monitor the compensation paid to all executives to ensure it supports a market competitive compensation envelope. Annual Incentive Bonus Plan The annual incentive targets remained constant at 120% of base salary for the President and Chief Executive Officer and at 80% of base salary for the other NEOs. The annual incentive bonus plan is designed to measure and reward against challenging targets for revenue, operating income, diluted earnings per share, return on invested capital (“ROIC”), and free cash flow. For 2016, the Board approved a payout at 115.5% (and 131% for 185 executive and senior management employees) of target on the corporate financial component, which accounts for 70% of the annual incentive paid to executives. The new safety component, which accounts for 10% and measures the Company’s safety performance, resulted in a payout of 100%. Finally, individual performance, which accounts for 20%, continued to be measured against individual key strategic financial and operational objectives. Long-Term Incentive Program No changes were made to the Long-Term Incentive (“LTI”) plan design in 2016, following the changes made in 2015 with the inclusion of relative TSR performance and the adjustment of the LTI mix to a lower weighting on stock options from 50% to 45%. Compensation Risk Mitigation Our compensation programs are designed to encourage appropriate behaviours and include appropriate risk mitigation mechanisms. In 2016, Willis Towers Watson conducted its annual review and confirmed that “there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. Willis Towers Watson also indicated that the introduction of the safety component to the annual incentive plan increases diversification and reduces the potential risks associated with the plan. At its December 2016 meeting, the Committee reviewed the Willis Towers Watson risk assessment report and supported its conclusions. In its own assessment, the Committee has determined that proper risk mitigation features are in place within the Company’s compensation programs. Conclusion The Committee and the Board of Directors believe that compensation outcomes are appropriate and aligned with CN’s approach to executive compensation. The Committee remains fully engaged in ensuring that CN’s executive compensation remains anchored to a disciplined approach, linked to performance, and is market competitive. The Chair of the Human Resources and Compensation Committee and other members will be present during the Meeting to answer questions you may have about CN’s executive compensation. We believe that our approach to executive compensation supports the execution of the Company’s strategic plan, and we remain committed to developing compensation programs that will continue to be aligned with our shareholders’ long-term interests. Robert Pace Chair of the Board Ambassador Gordon D. Giffin Chair of the Human Resources and Compensation Committee 34 CN | Management Information Circular 2017 STATEMENT OF EXECUTIVE COMPENSATION

Human Resources and Compensation Committee

Composition of the Human Resources and Compensation Committee

The Committee is composed of eight independent members. All members have a thorough understanding of compensation policies and principles related to executive compensation and have experience in human resources and compensation matters. Furthermore, members are also members of other committees of the Board and this overlap provides for a strong link between the committees' risk oversight responsibilities.

The following is a description of the education, skills and experience of each member of the Committee as at the date of this Information Circular that are relevant to the performance of his/her responsibilities as a member of the Committee, including skills and experience enabling the Committee to make decisions on the suitability of the Company's compensation policies and practices:

- Mr. Carty spent 30 years in the airline business before retiring as Vice-Chairman and Chief Financial Officer of Dell, Inc. Mr. Carty has experience in developing and implementing compensation plans and performance-based goals for executive and enterprise-wide personnel. Mr. Carty served as chair of the Human Resources Committee of Talisman Energy, Inc., until 2015 and is actively involved in human resources as chair of the board of directors of Porter Airlines, Inc., and past chair of the board of directors of Virgin America, Inc.
- Mr. Giffin is a Partner at the law firm of Dentons US LLP, where he maintains offices in Washington, D.C. and Atlanta. His practice focuses on international transactions and trade matters and public policy. He has been engaged in the practice of law or government service for more than thirty-five years. Mr. Giffin was the United States Ambassador to Canada from August 1997 to April 2001 and had responsibility for personnel matters. Mr. Giffin serves as chair of the board of TransAlta Corporation and as a member of the Management Resources and Compensation Committee of the Canadian Imperial Bank of Commerce.
- Ms. Holiday has extensive experience serving as a board member for different companies such as Hess Corporation, White Mountains Insurance Group, Ltd., and Santander Consumer USA Holdings, Inc. She has also served on the board of H.J. Heinz Company and RTI International Metals, Inc. As former General Counsel at the United States Treasury Department and former Secretary of the Cabinet at The White House, Ms. Holiday was in charge of the supervision of approximately 2,200 lawyers.
- Mr. Losier was the President and Chief Executive Officer of Assumption Life. As Chief Executive Officer, the Vice-President of Human Resources reported directly to Mr. Losier. He worked with consultants to assess Assumption Life's human resources practices and benefits and to measure the competitiveness of its executive compensation policies and practices. In addition, Mr. Losier gained human resources experience by actively participating and developing a leadership succession and development plan in anticipation of his retirement as Chief Executive Officer of Assumption Life. Mr. Losier has also been involved in succession planning for other publicly-traded companies.
- Mr. Lynch held various senior positions in the Government of Canada, including Clerk of the Privy Council, Secretary to the Cabinet and Head of the Public Service of Canada where he was responsible for the overall management of 263,000 employees in 80 departments and agencies of the Canadian government. Mr. Lynch is a member of the Leadership Council of the Bank of Montreal, the chair of the Corporate Governance Committee of Empire Company Limited and a member of the Human Resources Committee of Empire Company Limited and a member of the Nominating Committee of CNOOC Limited.
- Mr. O'Connor was chair of the board of directors and Chief Executive Officer of Republic Services, Inc., a leading provider of non-hazardous solid waste collection, recycling and disposal services in the U.S., and was involved in various human resources and compensation matters. Mr. O'Connor also serves as a director on the board of Clean Energy Fuels Corp. and Casella Waste Systems, Inc. (Lead Director).
- Mr. Phillips served as President and Chief Executive Officer of various companies, including Dreco Energy Services, Ltd., PTI Group, Inc., and British Columbia Railway Corporation where he gained in-depth exposure to human resources and compensation matters. He currently serves on the Human Resources and Compensation Committees of Precision Drilling Corporation, Canadian Western Bank, MacDonald Dettwiler & Associates, Ltd., and West Fraser Timber Co. Ltd. Mr. Phillips will be inducted as a fellow of the Institute of Corporate Directors in June 2017.
- Ms. Stein currently serves as Executive Vice-President — General Counsel & Corporate Affairs at The Clorox Company. She also served as Senior Vice-President and General Counsel at H.J. Heinz Company. Ms. Stein gained extensive human resources and compensation experience through the review and execution of compensation matters for both companies. Ms. Stein has also engaged with shareholders' advisory groups on various compensation matters.

The following table summarizes the Committee members' human resources and compensation-related experience:

AREA OF EXPERIENCE	NUMBER OF COMMITTEE MEMBERS WITH VERY STRONG OR STRONG EXPERIENCE	
Membership on HR committees	8/8	100%
Organizational exposure to the HR function	8/8	100%
Leadership and succession planning, talent development	8/8	100%
Approval of employment contracts	7/8	88%
Development/oversight of incentive programs	7/8	88%
Oversight of stress-testing of incentive programs vs. business/operating performance	7/8	100%
Pension plan administration/oversight	5/8	63%
Interpretation and application of regulatory requirements related to compensation policies and practices	7/8	88%
Engagement with investors and investor representatives on compensation issues	5/8	63%
Oversight of financial analysis related to compensation policies and practices	7/8	88%
Exposure to market analysis related to compensation policies and practices	7/8	88%
Drafting or review of contracts and other legal materials related to compensation policies and practices	3/8	38%
Oversight of labour matters	4/8	50%

STATEMENT OF EXECUTIVE COMPENSATION

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Mandate of the Human Resources and Compensation Committee

The Committee's responsibilities include:

- ensuring that appropriate mechanisms are in place regarding succession planning for the executive management positions, including that of the President and Chief Executive Officer;
- reviewing executive management's performance assessment;
- reviewing leadership and talent management for the Company's key positions;
- overseeing the identification and management of risks associated with CN's compensation policies and practices and reviewing disclosure on: (i) the role of the Committee in that respect; (ii) any practices that CN uses to identify and mitigate such risks; and, (iii) any identified risk arising from CN's compensation policies and practices that is reasonably likely to have a material adverse effect on CN;
- overseeing the selection of any benchmark group used in determining compensation or any element of compensation and reviewing disclosure on such group;
- retaining outside advisors to assist in the performance of its functions and responsibilities, including compensation consultants, independent legal counsel or other independent advisors, and overseeing their work;
- evaluating the independence of compensation consultants in accordance with applicable NYSE listing standards or other applicable laws, rules or regulations;
- recommending to the Board of Directors executive management's compensation; and
- reviewing human resources practices by ensuring, among other things, that appropriate human resources systems are in place to allow the Company to attract, motivate and retain the quality of personnel required to meet its business objectives.

The Committee's full charter is available as part of CN's Corporate Governance Manual at **www.cn.ca**, under Delivering Responsibly/ Governance. Finally, the Committee met seven times in 2016 and held *in camera* sessions during each meeting. The report of the Committee, set forth in Schedule "B" to this Information Circular, outlines the major subject areas reviewed by the Committee during the year.

Talent Management and Succession Planning

Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board of Directors and the Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels.

CN prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company also uses external hiring to address succession gaps and procure critical skills.

Regular updates on the talent management and leadership development of each function are reviewed by the Committee. Throughout the year, the Committee also conducts in-depth executive reviews focused on the strength and diversity of succession pools for key leadership roles across CN. A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific plans to address identified gaps are reviewed.

Following the President and CEO transition in July 2016, a number of executives were assigned new responsibilities. With the support of the Committee and the executive team, CN is now engaged in supporting these recently-assigned executives in their new responsibilities while assessing and developing the next layer of executives and senior managers to ensure that the talent pipeline remains strong. CN also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this review, CN has recently recruited new executives from leading organizations who will provide additional skill sets and experience and continue to improve the strength of our leadership team.

The Committee is satisfied that, under Mr. Jobin's leadership, the proper talent management and succession planning strategies are in place to ensure the Company's ongoing success.

Independent Advice

The Committee retains the services of executive compensation consultants to provide advice on compensation recommendations that are presented for Committee approval. Since October 2007, the Committee has retained the services of Hugessen for that purpose. The Committee mandated Hugessen to review and provide advice directly to the Committee on executive compensation recommendations and related questions. In aggregate, the fees invoiced by Hugessen in 2016 totalled approximately C$83,800. The Committee has also reviewed Hugessen's independence and evaluated its performance for 2016. The Committee is satisfied with the advice received from Hugessen and that such advice is objective and independent. Hugessen also meets the independence requirements of the NYSE Listing Standards and confirmed that, on an annualized basis, the amount of fees received by the firm from CN represents less than 5% of Hugessen's total fees.

Since 2007, the Board of Directors has adopted a policy to the effect that the Chair of the Committee must pre-approve all non-compensation services provided to the Company by the consultant retained by the Committee to perform executive compensation-related services. Pursuant to an understanding between the Committee and Hugessen, the latter has agreed not to perform any work for management. During 2016, the only services performed by Hugessen were executive compensation-related services provided directly to the Committee.

Executive Compensation – Related Fees

	SERVICES RENDERED IN 2015 (C$)		SERVICES RENDERED IN 2016 (C$)	
	Executive Compensation – Related Fees	All Other Fees	Executive Compensation – Related Fees	All Other Fees
Hugessen	60,900	0	83,800	0

STATEMENT OF EXECUTIVE COMPENSATION

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Compensation Discussion and Analysis

Executive Summary

Named Executive Officers

This CD&A section explains our executive compensation policy and programs and focuses on the following NEOs who appear in the compensation tables:

Luc Jobin	President and Chief Executive Officer
Claude Mongeau	Former President and Chief Executive Officer
Ghislain Houle	Executive Vice-President and Chief Financial Officer
Michael Cory	Executive Vice-President and Chief Operating Officer
Jean-Jacques Ruest	Executive Vice-President and Chief Marketing Officer
Sean Finn	Executive Vice-President Corporate Services and Chief Legal Officer

Effective June 30, 2016, Claude Mongeau stepped down as President and Chief Executive Officer ("President and CEO") of CN due to medical reasons. CN's Directors unanimously agreed to appoint Luc Jobin as President and CEO and a member of the CN Board of Directors. The Board of Directors also appointed Ghislain Houle as Executive Vice-President and Chief Financial Officer ("Executive Vice-President and CFO"). Finally, Michael Cory succeeded Jim Vena as Executive Vice-President and Chief Operating Officer ("Executive Vice-President and COO"). Jim Vena retired from the Company on June 30, 2016.

Pursuant to CSA rules, the Company is required to include Mr. Mongeau in the CD&A in 2016. More information on Mr. Mongeau can be found on page 52 and his 2016 compensation is summarized in the Summary Compensation Table on page 54.

For the purpose of the CD&A, the term NEOs will only include current active officers, unless otherwise specified.

Compensation Framework

The Company follows a comprehensive executive compensation program for NEOs which includes: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and v) executive perquisites. The first three elements define total direct compensation. The objective of CN's compensation program is to attract, retain and engage top talent by ensuring that there is a clear link between the Company's long-term strategy, its business plan and executive rewards.

Decisions on how much to pay the NEOs and all other executives in terms of total direct compensation are based on the Company's executive compensation policy. The policy aims to position total direct compensation between the median and the 60th percentile of the executives' respective comparator groups. For the NEOs, the comparator group consists of select Class I Railroads (Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation and Canadian Pacific Railway Limited). For all other executives, the comparator group is comprised of a broad sample of U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson's proprietary database. CN generated revenues of C$12 billion in 2016. For executives in group or division level positions, a total sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. More information on the comparator groups can be found on page 40.

In December 2016, as part of the annual compensation review process, Willis Towers Watson provided an assessment of how total direct compensation offered to all executives during the year compared against that of the respective comparator groups. Willis Towers Watson reported that the overall aggregate positioning of all executives' total direct compensation was below the median of the comparator groups.

Decision Process

The compensation of the NEOs, other than that of the President and CEO, is recommended by the President and CEO and reviewed and recommended by the Committee for approval by the Board of Directors. The compensation of the President and CEO is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the will of the Board. Neither the President and CEO nor the other NEOs have an employment contract. For a discussion on the compensation of the President and CEO, please see the section entitled "Compensation of the President and Chief Executive Officer" on page 48.

2016 Base Salary Increases

The base salaries of NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S. denominated salaries of incumbents in equivalent positions within the comparator group. As part of the NEOs' annual compensation review, base salaries were set with reference to the median of the selected Class I Railroads comparator group. Salary increases reflect market competitiveness, economic outlook, leadership abilities, retention considerations and succession plans. Base salaries for Messrs. Jobin, Houle and Cory were set at a competitive level based on equivalent positions within the comparator group. Base salaries for Messrs. Ruest and Finn were adjusted in 2016 to maintain a market competitive compensation envelope. For more information on base salaries, please refer to page 41.

2016 Annual Bonus Results

As in prior years, the President and CEO's target bonus in 2016 was 120% of base salary. The other NEOs' target bonus was 80% of base salary. Corporate financial performance accounted for 70% of the annual incentive bonus and was measured against challenging targets for revenue, operating income, diluted earnings per share, ROIC and free cash flow. The ROIC performance objective is also used as a performance measure for the Performance Share Units ("PSUs") as it mitigates risk between short- and long-term performance on invested capital. The Board of Directors is of the view that its chosen corporate financial performance objectives are appropriate for a capital-intensive business like CN.

Despite a decrease in total revenues mainly attributable to lower volumes of crude oil, coal and frac sand, and lower applicable fuel surcharge rates, CN's corporate financial performance for 2016 remained solid, with an aggregate performance exceeding target. Consequently, the Board of Directors assessed the performance of the Company at "partially exceeds", resulting in a corporate financial bonus factor of 115.5% (and 131% for NEOs and 180 other executives and senior management employees). The table showing the 2016 corporate financial performance objectives, as approved by the Board of Directors in January 2016, and the 2016 results can be found on page 42.

COMPENSATION DISCUSSION AND ANALYSIS

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In 2016, a new safety component was introduced to the annual incentive bonus of all executive officers. The safety component accounted for 10% of the annual incentive bonus and was subject to the achievement of specific corporate safety accident and injury performance ratios. The Board of Directors assessed the corporate safety performance of the Company at “meets”, resulting in a safety bonus factor of 100%. The table showing the 2016 corporate safety performance objectives, as approved by the Board of Directors in January 2016, and the 2016 results can be found on page 43. The remaining 20% of the annual incentive bonus for executives was based on individual performance that considered the strategic and operational priorities related to each NEO’s function. The Committee reviewed and recommended for Board approval an overall individual performance rating for the President and CEO at 150% in light of the Company’s continued focus on operational efficiency, while continuing to provide quality service to our customers and improving our safety performance. The individual performance ratings for the other NEOs were also reviewed by the Committee. The resulting average individual performance factor of all NEOs, including the President and CEO, was 140%. The individual performance rating, along with the corporate and safety bonus factors, served as the basis for calculating the annual incentive bonus payouts set out in the Summary Compensation Table on page 54. Overall, 2016 bonus payouts for NEOs ranged from 122% to 132% of target. 2016 Long-Term Incentives In determining the appropriate long-term incentive fair value of LTI granted to NEOs, the Committee considered external market data, as well as other factors such as individual performance, retention risk and succession plans, and the Company’s compensation philosophy. The fair value of LTI grants for NEOs is determined with reference to the 60th percentile of the selected Class I Railroads comparator group. To align with mid-and long-term business performance and shareholder value creation, long-term incentives consist of a combination of PSUs and stock options, respectively weighing 55% and 45% of the long-term incentive fair value granted(1). The payout of PSUs granted in 2016 to NEOs is subject to two distinct performance measures. 70% of the PSU award is subject to the achievement of solid ROIC performance for the period ending on December 31, 2018, and to the attainment of a minimum average closing share price established at the beginning of the cycle. The remaining 30% is subject to CN’s Relative TSR measured against two comparator groups: i) selected Class I Railroads and ii) S&P/TSX 60 companies for the same period ending on December 31, 2018. The stock options granted in 2016 are conventional and vest over four years at a rate of 25% at each anniversary date. Stock options have a 10-year term. The table summarizing the performance objectives and payout condition of the 2016 PSU award can be found on page 44. 2014 Performance Share Units Award Payout The Committee reviewed the vesting of the 2014 PSUs against the performance targets. The Company achieved a three-year average ROIC to December 31, 2016, of 17.05%, exceeding the maximum objective set in 2014. In accordance with the plan rules, this outcome resulted in a performance vesting factor of 150% of the PSUs awarded in 2014. As the minimum average closing share price condition was also met, payout under the plan occurred in February 2017, provided compliance with the other conditions of the award agreements. As part of the equity-settlement conversion option introduced in 2014, 131 executives and senior managers elected to convert the settlement of previously awarded PSUs in equity rather than cash. For these participants, the PSUs were, therefore, settled in CN common shares purchased on the open market. The table illustrating the 2014 PSU performance objectives and results can be found on page 45. Risk Mitigation in Our Compensation Program The Company has a formalized compensation philosophy to guide compensation program design and decisions. Many of the characteristics inherent in the Company’s executive compensation program encourage the right behaviours, thus mitigating risks and aligning long-term results with shareholder interests. The following are examples of such characteristics: • Appropriate balance between fixed and variable pay, as well as short-and long-term incentives; Multiple performance measures to be met or exceeded in the AIBP; Increased diversification with the addition of a safety component in the AIBP; Overlap of performance measures for short-and long-term incentives to mitigate risk; Capped incentive payout opportunities with no minimum guaranteed payout; Cannot engage in hedging activity or in any form of transactions in publicly-traded options on CN securities; Executive compensation clawback policy is in place; Stock ownership guidelines apply to executives and senior management employees; and The Committee retains the services of an independent executive compensation consultant. • • • • • • • • A complete list and description of these risk-mitigating features is available on page 47. In December 2016, following a review of the Company’s compensation policy, programs and practices, Willis Towers Watson concluded again this year that “overall, there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusions from Willis Towers Watson’s risk assessment report and, in its own assessment, determined that proper risk mitigation features are in place within the Company’s compensation program. Non-Compete, Non-Solicitation and Non-Disclosure The railroad industry operates in a highly competitive market. In recent years, the Company has continued in its efforts to protect itself and its confidential information. Accordingly, the Company’s long-term incentive award agreements, as well as its non-registered pension plans, contain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive clauses. Payout under the long-term incentive plans or the non-registered pension plans is subject to current or former employees complying with these conditions. Further details related to CN’s non-compete and non-solicitation provisions are available on page 46. (1) The weighting of the 2016 long-term incentive grant value for the Former President and CEO was different (62% PSUs and 38% Stock Options) to reflect stock option distribution requirements which limit the number of stock options that may be awarded during any calendar year to any individual participant to a maximum of 20% of the stock options awarded in that year. Mr. Jobin did not reach the limit for his 2016 long-term incentive grant. 38 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Policy Objectives The Company’s executive compensation policy and programs are designed to ensure that there is a clear link between the Company’s long-term strategy, its business plan and executive rewards, thus encouraging appropriate behaviour. A significant proportion of executive incentive compensation is, therefore, tied to key corporate objectives that play a critical role in driving the organization’s short-and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features. Compensation Decisions and Process The compensation is determined as part of an annual process followed by the Committee and outlined in the chart below: Total Cash Compensation Total Direct Compensation Executive Compensation Program Incentive • Stock Options Compensation The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentives; iv) pension benefits; and, v) executive perquisites. The combination of base salary, annual incentive bonus and long-term incentives defines the total direct compensation offering, which is weighted towards variable, “pay-for-performance” elements. Compensation Policy The Company’s Executive Compensation Policy The executive compensation policy aims to target total direct compensation between the median and 60th percentile of the executives’ respective comparator groups. Base salaries and target annual bonuses are set with reference to the median level of the respective comparator group, whereas the grant date fair value of long-term incentives is set with reference to the 60th percentile. The Committee believes that the compensation policy and its principles provide for competitive and reasonable compensation levels. The Committee reviews benchmark information in December each year, and approves compensation adjustments in January of the following year by taking into consideration comparator group practices, economic outlook, leadership abilities, retention considerations and succession plans. The Committee reviews and recommends for approval by the Board of Directors the performance targets related to both the AIBP and the PSUs in January. These targets are derived from CN’s annual business plan, which is prepared by management and reviewed with the full Board during the Strategic Planning Committee meeting prior to the beginning of the applicable year. Business planning is an extensive process during which Management examines with the Board the economic, business, regulatory and competitive conditions, which affect or can be expected to affect CN’s business in the following three-year period. Throughout the year, members of the Committee are provided with updates related to the Company’s performance against targets. The Board and Committee also have open access to senior management throughout the year, should they wish to discuss specific business issues or seek clarification. The Board and the Committee are, therefore, confident that they have detailed visibility of the Company’s financial performance and that they are appropriately equipped to recommend executive compensation decisions. Finally, throughout the annual executive compensation review process, the Committee also receives and considers advice from its independent compensation consultant, Hugessen. 39 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS STEP 4 March to October • Monitoring and evaluation of progress and performance of compensation programs • Talent management reviews Pension Benefits and Executive Perquisites Indirect Long-Term Incentives • Performance Share Units Variable STEP 3 January • Review of annual and long-term incentive payouts • Review of compensation programs and annual compensation adjustments • Review of annual targets and long-term incentive awards and performance-vesting conditions • Stress-testing of incentive grants Annual Incentive Bonus Variable Incentive Base Salary Fixed Compensation STEP 2 December • Evaluation of the individual performance rating for the NEOs • Review of compensation benchmark, and pay positioning • Annual review of risk and assessment of risk mitigation features STEP 1 September to December • Business plan review and adoption by the Board • Definition of performance-vesting conditions and targets based on Business Plan

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved by the Board of Directors in January for the then current year. In determining the appropriate long-term incentive fair value granted to each NEO, the Committee considered external market data, as discussed in the "Benchmarking Using Comparator Groups" section, as well as other factors such as individual performance, leadership, and talent retention.

Benchmarking Using Comparator Groups

The median and 60th percentile competitive pay levels are determined using comparator groups, which have been carefully reviewed and endorsed by the Committee as being appropriate for the level and nature of the benchmarked positions. In determining compensation for the NEOs, the Company considers a comparator group of North American companies comprised of the following Class I Railroads: Union Pacific Corporation, CSX Corporation, Norfolk Southern Corporation, and Canadian Pacific Railway Limited.

The comparator group is comprised of Class I Railroads that are similar in terms of industry and complexity, including size, revenue, capital investment, and market capitalization. These companies directly compete with CN for key talent. Furthermore, half of CN's Relative TSR performance indicator for the PSUs awarded to NEOs is measured against the same comparator group (please refer to page 45 for a description of the plan).

The following table shows CN's positioning relative to the primary comparator group for NEOs. Data is as at December 31, 2016.

COMPARATOR GROUP	REVENUE (MILLIONS)	NET INCOME (MILLIONS)	MARKET CAPITALIZATION (MILLIONS)	AVERAGE NUMBER OF EMPLOYEES
Union Pacific Corporation	U.S.$19,941	U.S.$4,233	U.S.$86,100	42,919
CSX Corporation	U.S.$11,069	U.S.$1,714	U.S.$33,900	27,350
Norfolk Southern Corporation	U.S.$9,888	U.S.$1,668	U.S.$31,800	27,856
Canadian Pacific Railway, Limited	C$6,232	C$1,599	C$28,000	12,082
AVERAGE (1)	**C$15,103**	**C$2,922**	**C$58,000**	**27,552**
Canadian National Railway Company	C$12,037	C$3,640	C$69,300	22,322
RANK (1)	4	2	2	4

(1) Values were converted in Canadian dollars using the average exchange rate during the year of 1.3248, except for the market capitalization where the December 31, 2016 exchange rate was used.

The comparator group used for the benchmarking of compensation for all executives other than the NEOs is a broad sample of comparably-sized U.S. industrial organizations with revenues between U.S.$6 billion and U.S.$15 billion that participate in Willis Towers Watson's proprietary database. For executives in group or division level positions, a total sample of the U.S. industrial organizations is used, with revenue ranges aligned to reflect the scope of the role of the respective CN executive. The Committee also considers data from this sample for NEOs for purposes of verifying the alignment with general compensation trends, but not for direct benchmarking purposes, given the direct comparability of the above-mentioned Class I Railroads.

Components of the 2016 Executive Compensation Program

The following table summarizes the components of the Company's executive compensation program, which is driven by the executive compensation policy and weighted towards variable, "pay-for-performance" elements. Each component is then further detailed in this section.

COMPONENT	2016 DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Base Salary	• Fixed rate of pay • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession considerations	• Cash	• Set with reference to the median of the respective comparator group	• Provides for a balanced mix of pay components (fixed vs. variable) • Use of external advisor and peer group analysis	• Provide competitive level of fixed compensation • Recognize sustained individual performance • Reflect increase in role responsibility and/or growth in role
Annual Incentive Bonus	• Annual awards based on achievement of five pre-determined corporate financial performance objectives (70%), two pre-determined corporate safety performance objectives (10%) and individual performance (20%) • Performance period: 1 year	• Cash-based performance pay	• Target is 120% of base salary for the President and CEO and 80% for the other NEOs. Maximum payout is limited to 2.0 times the target • For other eligible management employees, target is based on grade level with a maximum payout limited to 1.5 or 2.0 times the target	• Use of multiple performance measures • Plan targets reviewed and approved annually based on in-depth review of annual business plan • Increased diversification with the addition of a safety component • Payouts are capped • No guaranteed minimum payout • Payouts subject to a clawback policy • Executives, including the NEOs, and senior management employees, are required to provide the Company with a six-month notice period prior to retirement to maintain their eligibility for accrued and future bonuses under the Annual Incentive Bonus Plan	• Reward the achievement of a balanced set of annual corporate financial performance objectives • Reward the achievement of a set of annual corporate safety performance objectives • Reward the achievement of personal objectives aligned with each employee's area of responsibility and role in realizing operating results • Drive superior corporate and individual performance

COMPENSATION DISCUSSION AND ANALYSIS

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COMPONENT	2016 DESIGN SUMMARY	FORM	OPPORTUNITY	RISK-MITIGATING ELEMENTS	OBJECTIVES AND RATIONALE
Long-Term Incentives	PERFORMANCE SHARE UNITS (55%) • 70% of the PSU value is subject to the attainment of three-year average return on invested capital targets and to the attainment of a minimum average closing share price established at the beginning of the cycle • 30% of the PSU value is subject to CN's relative performance against selected Class I Railroads and S&P/TSX 60 companies • In the case of retirement, employees must remain in active and continuous service until March 31 of the year following the year in which the grant was made to be eligible for payout • Performance period: three years STOCK OPTIONS (45%) • Conventional stock options that vest over four years at a rate of 25% per year • In the case of retirement, employees must remain in active and continuous service until the last day of the year in which the grant was made to be eligible for payout • Performance period: four-year vesting, ten-year term	• Performance-based share units payable in equity • Stock options	• Long-term incentive grant date fair value determined with reference to the 60th percentile of the respective comparator group for NEOs and executives • PSU performance vesting factor capped at 200%	• Significant weighting towards long-term incentive compensation • Overlapping multi-year performance periods • Mix of financial, market and relative performance measures • PSU payouts are capped and there is no minimum guaranteed payout • Payouts subject to a clawback policy	• Align management interests with shareholder value growth • Reward the achievement of sustained financial performance • Contribute to retention of key talent • Recognize individual contribution and potential
Pension Benefits	CANADIAN PENSION PLANS • Defined Benefit Plan (1): Benefits payable calculated as a percentage of the five-year highest average earnings multiplied by pensionable service • Pensionable service period for most defined benefit plans: Maximum of 35 years • Defined Contribution Plan (2): Benefits based on the participant's required contributions and on Company-matched contributions • Non-registered plans: Supplement to the registered plans and provide benefits in excess of the Canadian Income Tax Act limits U.S. PENSION PLANS • Defined Benefit Plan: Benefits payable calculated as a percentage of the five-year highest average earnings (out of the last 10 years) multiplied by credited service • Maximum of 35 years of credited service for most defined benefit plans • Savings Plan: 401(k) benefits based on the participant's voluntary contributions and 50% matching by the Company, limited to 3% of base pay • Defined Contribution Feature: Additional benefits included in the Savings Plan based on Company contributions equal to 3.5% of base pay • Non-registered plans: Supplement to the registered plans and provide benefits in excess of IRS and Railroad Retirement Board limits	• Cash payments following retirement	• Non-registered plans restricted to executives and senior management employees • Most retirement benefits for executives and senior management employees are calculated using base salary and annual bonus (up to target levels)	• The President and CEO participates in a Defined Contribution Plan, which limits CN's exposure to risk	• Provide an effective and attractive executive compensation program
Executive Perquisites	• Healthcare and life insurance benefits, annual physical exam, club membership, company-leased vehicle, parking, financial counselling and tax services	• Non-cash perquisites	• Competitive	• No tax gross-ups on such perquisites • Use of corporate aircraft restricted to business-related purposes	

(1) Applies to employees hired prior to 2006.

(2) Applies to employees hired after 2005 or who have elected to convert from a defined benefit plan.

Base Salary

The Committee normally reviews the base salaries of executives in January each year, by taking into consideration median comparator group practices, economic outlook, leadership abilities, retention considerations, and succession plans. The base salaries of NEOs are paid in U.S. dollars in order to provide for a more precise, meaningful and stable comparison with U.S.-denominated salaries of incumbents in equivalent positions within the comparator group.

The base salaries for Messrs. Jobin, Houle, and Cory were adjusted upon their appointment on July 1, 2016, to reflect their new roles and responsibilities. The base salaries for Messrs. Ruest and Finn were increased to maintain a market competitive compensation envelope.

Annual Incentive Bonus Plan

In addition to the NEOs, approximately 4,600 active management employees are eligible to participate in an annual performance-based bonus plan. Under the Company's AIBP, minimum, target and maximum payouts, expressed as a percentage (%) of base salary, are as follows for the President and CEO, the other NEOs, the Senior Vice-Presidents and Vice-Presidents:

POSITION	MINIMUM	TARGET (1)	MAXIMUM (1)
President and CEO	0%	120%	240%
Other NEOs	0%	80%	160%
Senior Vice-Presidents	0%	65%	130%
Vice-Presidents	0%	50/60%	100/120%

(1) As a percentage of base salary as at December 31, 2016.

COMPENSATION DISCUSSION AND ANALYSIS

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COMPENSATION DISCUSSION AND ANALYSIS

The bonus payout received under the AIBP for the executives depends on the achievement of corporate financial (70%) and safety (10%), and individual (20%) objectives. This design reflects the Company's view that any short-term incentive should be tied both to the overall financial and operational performance of the Company and to those areas of its business that each employee can influence directly.

The following illustrates the 2016 AIBP for the President and CEO:

AIBP for the President and CEO


Corporate Financial Performance
Corporate Safety Performance
Individual Performance
70.0%
10.0%
20.0%
Corporate Financial Performance
Revenues 25%
Operating Income 25%
Diluted Earnings per Share 15%
Free Cash Flow 20%
Return on Invested Capital 15%
Corporate Safety Performance
FRA Accident Ratio 50%
FRA Injury Ratio 50%
Individual Performance
Operational and Service Excellence 20%
Top Line Focus and Business Development 20%
Safety and Sustainability 20%
Employee Engagement and Team Building 20%
Stakeholder and Regulatory Engagement 20%

For 2016, the AIBP was comprised of the following components:

1. Corporate Financial Performance:

70% of the bonus was linked to the achievement of a balanced set of objectives that contribute to the Company's long-term financial growth and profitability. The Committee ensures that performance goals and conditions are directly aligned with the achievement of the Company's corporate objectives as set out in the Company's business plan, which is recommended by the Strategic Planning Committee and reviewed and approved by the Board of Directors. These corporate objectives are taken into account in establishing the Company's targets under the AIBP. In addition, in setting the AIBP targets for the upcoming year, the Company generally excludes items from the prior year that did not necessarily arise as part of the normal business of the Company, which can impact the comparability of the Company's year-over-year financial performance and the Company's current year targets in relation to the prior year's results.

In 2016, the Board of Directors assessed the Company's corporate financial performance against targets for revenues, operating income, diluted earnings per share, free cash flow, and one-year ROIC. These measures were selected because they are quantifiable measures that play a key role in driving the organization's profitability and return to shareholders. Additionally, the Board is of the view that its chosen corporate objectives are appropriate for a capital-intensive business like CN. The 2016 targets were approved by the Board of Directors in January 2016 based on the Company's business and financial outlook at that time.

Under the terms of the AIBP, a maximum corporate performance factor of 150% (or 200% for NEOs and 180 other executives and senior management employees) can be applied to an eligible employee's annual bonus payout when financial results exceed all five corporate performance stretch (maximum) objectives. There is no payout under a given measure if threshold performance is not achieved.

Performance Objectives and Results – 2016 Annual Incentive Bonus Plan

In January 2016, the performance targets were set assuming an exchange rate of U.S.$1.00 = C$1.28. During the year, the actual average exchange rate was U.S.$1.00 = C$1.32. At the end of 2016, the Company's targets, with the exception of ROIC, were adjusted to take into consideration the foreign exchange and, in the case of Revenues, the difference between actual and forecasted oil and diesel prices with respect to the Company's fuel surcharges. The following table, therefore, compares the 2016 adjusted performance targets with the actual 2016 results as reported by the Company.

	CORPORATE OBJECTIVES AS OF JANUARY 1, 2016(1)			CORPORATE OBJECTIVES AS ADJUSTED(2)			
IN MILLIONS (EXCEPT PER SHARE DATA AND ROIC)	WEIGHT	BASE (THRESHOLD) (C$)	STRETCH (MAXIMUM) (C$)	BASE (THRESHOLD) (C$)	STRETCH (MAXIMUM) (C$)	RESULTS 2016 (C$)	PERFORMANCE ASSESSMENT
Revenues	25%	12,440	12,650	12,505(3)	12,715(3)	12,037	Does Not Meet
Operating Income	25%	5,148	5,293	5,277	5,422	5,312	Partially Exceeds
Diluted Earnings per Share	15%	$4.33	$4.48	$4.43	$4.58	$4.68(5)	Exceeds
Free Cash Flow(4)(6)	20%	1,985	2,100	2,049	2,164	2,520	Exceeds
ROIC(7)	15%	15.30%	15.90%	15.30%	15.90%	16.40%	Exceeds

(1) Corporate objectives assume an average exchange rate of U.S.$1.00 = C$1.28.

(2) Corporate objectives and results reflect an actual average exchange rate of U.S.$1.00 = C$1.32.

(3) Revenues target has been adjusted to reflect actual fuel surcharges invoiced to clients based on actual oil and diesel prices in 2016.

(4) Free cash flow is a non-GAAP measure that has no standardized meanings prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies, and, as such, should not be considered in isolation. See the section entitled "Liquidity and capital resources – Free cash flow" in CN's Management's Discussion and Analysis included in the Company's 2016 Annual Report for an explanation of this measure and reconciliation to the nearest U.S. GAAP measure.

(5) Diluted Earnings per Share 2016 result was adjusted and excludes a deferred income tax expense of C$7 million (C$0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate.

(6) As indicated in note (4), free cash flow does not have any standardized meaning prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any.

(7) ROIC measures the Company's efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders. ROIC is generally calculated as net income before interest expense, divided by the total of the average net indebtedness and the average shareholders' equity.

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The CN executive team quickly adjusted to weaker volumes in 2016 by maintaining its focus on operational efficiency, while continuing to provide quality service to its customers and improve its safety performance. As a result, net income increased by three percent to C$3,640 million. The operating ratio for 2016 improved by 2.3 points to 55.9 percent while the Company continued to reinvest in the business with 2016 capital spending of C$2.75 billion. In 2016, CN's dividend was increased by 20% and 26.4 million shares were repurchased, returning over C$3.2 billion to shareholders.

For 2016, after considering the financial results against established corporate objectives on a currency adjusted basis, the Board of Directors assessed the corporate performance at "partially exceeds", resulting in a corporate performance factor of 115.5% (and 131% for NEOs and 180 other executives and senior management employees).

2. Corporate Safety Performance:

In 2016, a new safety component was introduced to the AIBP of all executive officers, representing 10% of the annual bonus target. In 2016, the Board of Directors assessed the Company's corporate safety performance against two safety performance metrics with equal weighting: FRA accident and injury ratios.

Under the terms of the AIBP, the performance factor for the corporate safety component can range from 0% to 200%.

Corporate Safety Performance Objectives and Results – 2016 Annual Incentive Bonus Plan

	SAFETY OBJECTIVES AS OF JANUARY 1, 2016				
	WEIGHT	BASE (THRESHOLD)	STRETCH (MAXIMUM)	RESULTS 2016	PERFORMANCE ASSESSMENT
FRA Accident Ratio	50%	2.22	2.00	1.42	Exceeds
FRA Injury Ratio	50%	1.60	1.50	1.70	Does Not Meet

In 2016, CN continued to make progress towards its objective of being the safest railroad in North America. The FRA accident ratio improved by 31% since last year, driven by a significant decrease in both mainline and branch-line accidents and by a continued focus on CN's safety agenda. The Company continues to focus on employee safety. Key initiatives have occurred in 2016 as part of CN's continued focus on its safety agenda, including the *Looking Out for Each Other* training that focuses on peer-to-peer communications.

For 2016, after considering the operational results against established safety objectives, the Board of Directors assessed the corporate safety performance factor at 100%, reflecting the weighted average performance factor of both safety metrics.

3. Individual Performance:

20% of the bonus was based on personal business-oriented objectives that considered the strategic and operational priorities related to each executive's respective function, with a strong overall focus on: operational and service excellence, delivering superior growth, workforce engagement and talent management, and stakeholder engagement. The individual performance factor can range from 0% to 200% for NEOs and other executives and senior management employees. For all other eligible management employees, the performance factor can range from 0% to 150%. The individual performance factor for the President and CEO is based on an individual assessment reviewed and approved by the Committee.

In 2016, the individual objectives of the NEOs included both quantitative measures and qualitative strategic and operational considerations related to their function. At year-end, the President and CEO reviewed the performance of the other NEOs, taking into consideration their achievements against their pre-determined individual objectives and determined their individual performance rating, subject to Committee review and Board approval. The Committee then reviewed and reflected on each NEO's individual achievements against objectives, as well as their overall leadership in meeting their function's objectives. For 2016, taking into account the recommendations of the President and CEO, the Committee determined that the NEOs had achieved their personal objectives and recommended for approval by the Board each of their individual performance ratings, which translates to the performance factor to be applied to the calculation of their bonus payout. For 2016, the overall average individual performance factor for the NEOs, including the President and CEO, was 140%.

Any annual incentive bonus payout under the safety and individual component is conditional upon a payout being declared under the corporate component. In addition, should corporate performance be assessed at "partially meets" (i.e., a corporate performance factor below 100%), the safety and individual performance factor will be pro-rated to the same level.

The following formula illustrates how an eligible executive employee's annual base salary (as at December 31, 2016), target payout (expressed as a percentage of base salary), corporate, safety and individual performance factors interact in the determination of the actual annual bonus payout:

Annual base salary X Target payout X 70% X Corporate financial performance factor

+

Annual base salary X Target payout X 10% X Corporate safety performance factor X Corporate financial performance factor when below 100%

+

Annual base salary X Target payout X 20% X Individual performance factor X Corporate financial performance factor when below 100%

The average payout for the NEOs (consisting of the Corporate Financial Performance Factor, the Corporate Safety Performance Factor, and the Individual Performance Factor) was 130% of target payout in 2016. The actual payouts are reported in the Summary Compensation Table on page 54, under the column Non-equity incentive plan compensation — Annual incentive plans.

Executives, including the NEOs, and senior management employees, are required to provide the Company with a six-month notice period prior to retirement. This measure was instituted to allow for improved succession planning and to maximize the effectiveness of transitions. Employees who fail to provide such notice forfeit any accrued and future bonus under the AIBP, save for specific and exceptional circumstances.

COMPENSATION DISCUSSION AND ANALYSIS

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COMPENSATION DISCUSSION AND ANALYSIS

Long-Term Incentives

The Board of Directors considers a number of factors to assess the Company's long-term incentive strategy, including the balance between long-term value creation and shareholder wealth protection, executive stock ownership position versus stock option holdings, executive retention risk, as well as the dilution impact of different long-term incentive vehicles. Since 2005, the Board of Directors has elected to grant a combination of stock options and PSUs to NEOs, as well as to designated executives and senior management employees.

In 2014, the Company changed the methodology used for the valuation of long-term incentives to reinforce alignment throughout the compensation review process. As a result, LTI values disclosed in the Summary Compensation Table on page 54 are calculated using the Willis Towers Watson expected life binomial methodology. The same valuation methodology is also used for benchmark and grant purposes. This valuation methodology provides for precise and comparable compensation information. In 2016, the Company further adjusted its methodology and introduced a rolling three-year valuation factor to limit year-over-year fluctuations of the valuation factor for both stock options and PSUs.

PSUs and stock options are weighted 55% and 45% of the long-term incentive award value, respectively, except for the President and CEO. The President and CEO's long-term incentive award has a smaller relative weight in stock option value, due to the 20% limitation on the number of stock options that can be awarded to any one individual in a particular year, pursuant to the terms of the Management Long-Term Incentive Plan[1] (please refer to page 61 for a description of the plan).

LTI Award


45% Stock Options
55% PSUs
70%
ROIC + Minimum Share Price Condition
30%
Relative TSR Performance
50%
S&P/TSX 60
50%
Selected Class I Railroads

The annual grant of PSUs and stock options to NEOs and other eligible employees is reviewed and approved at the meetings of the Committee and the Board of Directors, which occur each year in January. In order to determine each NEO's LTI award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company's compensation philosophy and the value of LTIs granted by the selected Class I Railroads included in the comparator group (please refer to section "Benchmarking Using Comparator Groups" on page 40). The Committee does not consider previous executive grants when setting the individual awards, as the LTI plans are inherently performance-based.

The exercise price of the stock options granted is equal to the closing price of the Company's common shares on the TSX or the NYSE on the grant date.

A minimum active service condition exists for stock options and PSUs to support the retention of key talent approaching retirement. The minimum active service condition is 12 months for stock options and 15 months for PSUs. Should an executive, including NEOs, or other management employees retire prior to the end of the minimum service condition in the award agreement, PSUs and stock options awarded pursuant to that agreement would be forfeited.

Performance Share Units: 2016 Award

The objective of the PSUs is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company.

PSUs vest after three years and the grant date fair value of the PSUs awarded to each NEO in 2016 is included in the Summary Compensation Table on page 54, under the Share-Based Awards column. The vesting of PSUs is subject to the achievement of performance measures defined at the beginning of the cycle and the payout can range from 0% to 200%. At the end of the performance cycle, the number of PSUs will be adjusted based on the achievement of the performance conditions detailed below. PSUs will be settled in CN common shares purchased on the open market.

PSUs awarded in 2016 will be subject to the following two performance measures:

1. PSUs – ROIC

Seventy percent (70%) of the PSU award value is subject to the achievement of a target related to the Company's average three-year ROIC over the plan period and the payment will be conditional upon meeting a minimum average closing share price during the last three months of 2018. The ROIC for each of the applicable plan years is generally calculated as net income before interest expense, divided by the total of the Company's average net indebtedness and the average shareholders' equity, and may, in certain instances, be adjusted for certain items as determined by the Committee. ROIC measures the Company's efficiency in the use of its capital funds and is viewed as a key measure of long-term value generation to its shareholders.

The decision to use the ROIC performance measure for both short- and long-term incentives is based on a prudent risk management approach in order to focus on ROIC over different time periods (one year vs. three years). Moreover, the weighting of the ROIC condition under the AIBP is limited to 15% of the corporate component and ROIC performance objectives are based on CN's business plan.

PSUs — ROIC granted in 2016 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below:

	OBJECTIVE	PERFORMANCE VESTING FACTOR[1]
PERFORMANCE OBJECTIVE:	Below 13.0%	0%
Average ROIC for the three-year period	13.0%	50%
ending on December 31, 2018	14.0%	100%
	15.5%	125%
	16.0%	150%
	16.5% and above	200%
PAYOUT CONDITION: Minimum average closing share price for the last three months of 2018	C$76.44 on the TSX or U.S.$55.59 on the NYSE	

(1) Interpolation applies between objectives.

(1) For the 2016 LTI grant, the limitation on stock options only applied to the Former President and CEO given that Mr. Jobin did not reach the 20% limit.

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2. PSUs – TSR

Thirty percent (30%) of the PSU award value is subject to CN's Relative TSR measured against two equally-weighted comparator groups: i) selected Class I Railroads, and ii) S&P/TSX 60 companies. Relative TSR performance measures CN's share price appreciation, inclusive of dividends, over the three-year plan period against the companies within each comparator group.

PSUs — TSR awarded in 2016 to NEOs and other designated employees are subject to the attainment of the performance measures presented in the table below:

TSR RELATIVE TO SELECTED CLASS I RAILWAYS CNR	PAYOUT
1st	200%
2nd	150%
3rd	100%
4th	50%
5th	0%

TSR RELATIVE TO S&P/TSX 60 CNR	PAYOUT (1)
75th Percentile and above	200%
50th Percentile	100%
25th Percentile	50%
Less than the 25th Percentile	0%

(1) Interpolation between points.

The grant date fair value of the PSUs awarded to each NEO in 2016 is included in the Summary Compensation Table on page 54, under the Share-Based Awards column.

Performance Share Units: 2014 Award Payout

The PSUs awarded in 2014 to NEOs and other designated employees vested based on the achievement of an average ROIC for the three-year period ending on December 31, 2016. Over the past three years, CN's share price has increased by 49.2% in Canada, in comparison to a 12.2% increase of the S&P/TSX Composite Index. The Company's market capitalization in Canada has increased by nearly C$19 billion during this same period. The Company's superior performance, therefore, led to the achievement of a three-year average ROIC of 17.05% and resulted in a performance vesting factor of 150%. As the minimum average closing share price condition was also met, payout occurred in February 2017 in accordance with the Share Units Plan and the 2014 award agreement. As part of the equity-settlement conversion option introduced in 2014, 131 executives and senior managers elected to convert the settlement of previously awarded PSUs in equity rather than cash. For these participants, the PSUs were, therefore, settled in CN common shares purchased on the open market.

Performance Objectives and Results – Performance Share Units – 2014 Award

	OBJECTIVE	PERFORMANCE VESTING FACTOR (1)	RESULTS
PERFORMANCE OBJECTIVE: Average ROIC for the three-year period ended on December 31, 2016	Below 13.5% 13.5% 14.5% 15.5% 16.5% and above	0% 50% 100% 125% 150%	17.05%
PAYOUT CONDITION: Minimum average closing share price for the last three months of 2016	C$59.65 on the TSX or U.S.$56.04 on the NYSE		C$88.04 U.S.$66.01

(1) Interpolation applies between objectives.

The value vested during the year for each NEO is included in the table Incentive Plan Awards — Value Vested or Earned During the Year, and under the Share-Based Awards — Value Vested During the Year column on page 60.

Stock Options

Stock options were granted in 2016 to NEOs and other designated employees pursuant to the Management Long-Term Incentive Plan ("the Plan"). Please refer to page 61 for details of the Plan. The stock options granted in 2016 vest over four years at a rate of 25% at each anniversary date and have a ten-year term. Grants were made in the currency of the recipient's salary.

Stock options are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the share price increases between the grant date and the vesting date, stock options will have a realizable value. Gains are realized once the stock options are exercised. The gain will be equivalent to the difference between the share price on the date of exercise and the grant date share price, multiplied by the number of stock options exercised.

The grant date fair value of the stock options awarded to NEOs in 2016 is included in the Summary Compensation Table on page 54, under the Option-Based Awards column.

Executive Perquisites

NEOs are eligible to receive perquisites and personal benefits in accordance with the Company's policy and in line with general market practice. These typically include the use of a Company-leased vehicle, parking, financial counselling and tax services, club membership, certain healthcare benefits and life insurance, and an annual executive physical exam. Other executives and senior management employees are also eligible to receive select perquisites; the type and value of the perquisites are generally determined by the grade of the employee's position. All executives must comply with the aircraft utilization policy, which restricts the usage of the corporate aircraft to business-related purposes only, save for exceptional circumstances and provided all incremental costs are fully reimbursed. Tax gross-ups on the value of certain executive perquisites have been eliminated.

Employee Share Investment Plan

The Employee Share Investment Plan ("ESIP"), available to all Company employees, provides the opportunity to participate in CN's ownership through the purchase of CN common shares on the open market via payroll deductions. Employees may contribute between 1% and 10% of their gross base salary to the ESIP every pay period. The Company provides a 35% match on the first 6% of employee contributions. Over 80% of CN's employees are shareholders of the Company through participation in the ESIP, and in 2016, all NEOs participated in the ESIP.

The value of the Company match received by NEOs in 2016 under the ESIP is indicated in the Details of the All Other Compensation Amounts table on page 57.

COMPENSATION DISCUSSION AND ANALYSIS

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Other Key Compensation Programs of the Company

Stock Ownership

The Committee strongly supports stock ownership by executives. Stock ownership guidelines require a minimum level of stock ownership, set as a multiple of base salary, to be achieved within a five-year period to align the interests of executives with those of shareholders. As at December 31, 2016, 185 executives and senior management employees are subject to share ownership guidelines. Once executives and senior management employees have met their initial shareholding requirements, they are required to maintain compliance, which is reported annually to the Committee. Stock ownership guidelines can be met through the holding of common shares and vested deferred share units under the Company's Voluntary Incentive Deferral Plan ("VIDP"). Stock options (vested or unvested) and unvested LTI grants are not considered towards the minimum level of stock ownership. Stock ownership requirements are as follows:

	GUIDELINES
President and CEO	5 times base salary
Executive and Senior Vice-Presidents	3 times base salary
Vice-Presidents	1.5 to 2 times base salary
Senior Management	1 times base salary

The President and CEO is also required to maintain his stock ownership guideline level until one year after retirement. As at December 31, 2016, all NEOs achieved their share ownership requirements.

Stock Ownership Status as at December 31, 2016

NAMED EXECUTIVE OFFICER	NUMBER OF SHARES HELD (1)	VALUE OF HOLDINGS (2) (C$)	VALUE REQUIRED TO MEET GUIDELINES (3) (C$)	HOLDINGS AS A MULTIPLE OF BASE SALARY (3)
Luc Jobin	92,005 (4)	8,313,568	6,955,200	6.0 x
Claude Mongeau	496,179	44,834,714	7,286,400	30.8 x
Ghislain Houle	102,578	9,268,936	2,086,560	13.3 x
Michael Cory	39,679	3,585,358	2,185,920	4.9 x
Jean-Jacques Ruest	282,016	25,483,008	2,285,280	33.5 x
Sean Finn	68,270	6,168,839	2,158,099	8.6 x

(1) Common shares and/or vested deferred share units as at December 31, 2016.

(2) Value is based on the closing share price of the common shares on December 31, 2016, on the TSX (C$90.36).

(3) U.S.$ salaries as at December 31, 2016, were converted to Canadian dollars using the average rate during the year (U.S.$1.00 = C$1.3248).

(4) Detailed holdings are presented on page 12.

Anti-Hedging Policy

Under the Company's Insider Trading and Reporting Policy, no directors, officers or employees can engage in hedging activity or in any form of transactions in publicly-traded options on CN securities. This relates to all forms of derivatives, including "puts" and "calls".

Change of Control Provisions

The Management Long-Term Incentive Plan and the Share Units Plan include "double trigger provisions". Pursuant to such provisions, the vesting of non-performance stock options or PSUs held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. A Change of Control means any of the following events:

a) in the event the ownership restrictions in the CN *Commercialization Act* are repealed, a formal bid for a majority of the Company's outstanding common shares;

b) approval by the Company's shareholders of an amalgamation, merger or consolidation of the Company with or into another corporation, unless the definitive agreement of such transaction provides that at least 51% of the directors of the surviving or resulting corporation immediately after the transaction are the individuals who, at the time of such transaction, constitute the Board and that, in fact, these individuals continue to constitute at least 51% of the board of directors of the surviving or resulting corporation during a period of two consecutive years; or

c) approval by the Company's shareholders of a plan of liquidation or dissolution of the Company.

The provisions state that acceleration of vesting would not occur if a proper substitute to the original stock options or PSUs is granted to the participant. If such substitute is granted and a participant is terminated without cause or submits a resignation for good reason within 24 calendar months after a Change of Control, all outstanding substitute stock options or PSUs which are not then exercisable shall vest and become exercisable or payable in full upon such termination or resignation. Substitute stock options that are vested and exercisable shall remain exercisable for a period of 24 calendar months from the date of such termination or resignation and PSUs shall be remitted within 30 days. Discretion is left to the Board of Directors to take into account special circumstances. The definition of a resignation for good reason is included in the Termination and Change of Control Benefits table on page 65.

Non-Compete / Non-Solicitation Provisions

Non-compete and non-solicitation provisions are included in the PSU and stock option award agreements for all executives and other management employees. In 2010, the Board of Directors approved the inclusion of non-compete and non-solicitation provisions to certain supplemental retirement plans and arrangements. Such provisions were also harmonized in 2010 and 2011 across the non-registered pension plans that apply to all executives and senior management employees.

Non-compete and non-solicitation provisions will be applied if a recipient fails to comply with certain commitments for a two-year period following termination of employment. Those commitments prohibit:

a) the use of confidential CN information for any purpose other than performing his or her duties with CN;

b) engaging in any business that competes with CN;

c) soliciting, accepting the business of a customer, client, supplier or distributor of CN or hiring or engaging employees of CN;

d) taking advantage or profit from any business opportunity of which they became aware in the course of employment with CN; and

e) taking any action as a result of which relations between CN and its consultants, customers, clients, suppliers, distributors, employees or others may be impaired or which might otherwise be detrimental to the business interests or reputation of CN.

COMPENSATION DISCUSSION AND ANALYSIS

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Executive Compensation Clawback CN’s clawback policy, adopted in 2008, applies to all CN executives. Under this policy, the Board may, in its sole discretion, to the full extent permitted by governing laws and to the extent it determines that it is in the Company’s best interest to do so, require reimbursement of all or a portion of annual and long-term incentive compensation received by an executive. The Board of Directors may seek reimbursement of full or partial compensation from an executive or former executive officer in situations where: a) the amount of incentive compensation received by the executive or former executive officer was calculated based upon, or contingent on, the achievement of certain financial results that were subsequently the subject of or affected by a restatement of all or a portion of the Company’s financial statements; b) the executive officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and c) the incentive compensation payment received would have been lower had the financial results been properly reported. In addition, with respect to bonus or incentive based compensation awarded after March 7, 2017, in the event that any executive officer is found to have engaged in gross negligence, intentional misconduct, fraud, theft or embezzlement, the Board may in its discretion, to the full extent permitted by governing law and to the extent it determines that it is in CN’s best interest to do so, require the reimbursement of some or all of the after-tax amount of any incentive compensation already paid in the previous 24 months or forfeit his or her vested or unvested incentive awards in accordance with plan terms. Risk Mitigation in Our Compensation Program One of the Company’s fundamental goals is to create sustained shareholder value. To support this objective, the Committee focuses on developing and recommending an executive compensation philosophy and program that aligns with the Company’s business strategy, emphasizes pay-for-performance, and encourages the right behaviours. Hence, many characteristics of the Company’s executive compensation program serve to mitigate risk and emphasize the importance of longer-term value creation: Structured Process Balanced Program • The compensation program appropriately balances fixed and variable pay, as well as short-and long-term incentives (in aggregate, approximately 80% of NEOs’ target total direct compensation is directly linked to the Company’s performance). The corporate component of the AIBP includes five performance measures that are appropriately balanced between “top-line” and “bottom-line” measures, thus diversifying the risk associated with the use of any single performance measure (please refer to section “Annual Incentive Bonus Plan” on page 41 for more information). The safety component of the AIBP includes two standard safety metrics and further increases diversification of the plan, thus reducing the potential risk associated with the plan. There are multi-year, overlapping performance periods for the PSUs and stock options, which encourages consistent, long-term behaviour and mitigates risk. The LTI awards, which constitute a significant portion of NEO compensation, vest over a three-or four-year period, motivating executives to create longer-term value. The performance measures used within the Share Units Plan reflect an appropriate balance between financial and share price conditions. Payout of PSUs subject to ROIC performance is also contingent upon meeting a minimum share price condition that triggers payment only if share price appreciates during the three-year term. The use of relative TSR performance measures strengthen alignment between executive pay and shareholders return. The use of the same performance measure (ROIC) for the AIBP (one year) and PSUs (three-year average) ensures balance between short-and long-term performance sustainability on key capital investment expenditures. • • • • • • • • Fixed Limits on Variable Compensation • The AIBP and the Share Units Plan are designed to include the possibility of a zero payout, as well as a pre-defined maximum. Annual retirement benefits for the former President and CEO from the non-registered pension plan are capped. The president and CEO participates in a Defined Contribution Plan, which limits CN’s exposure to risk. • • An annual review of the performance measures under the Company’s AIBP and Share Units Plan takes place to ensure their continued relevance. The Committee completes a formal assessment of performance each year, and can then use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other extenuating circumstances. Stress-testing exercises are performed annually for proposed LTI grants and results are presented to the Committee for their consideration prior to the Committee and the Board approving such grants. • • Protection Mechanisms • The Company’s executive compensation clawback policy allows the Board, in certain situations, to request the full or partial reimbursement of annual and long-term incentive awards received by executives (please refer to section “Executive Compensation Clawback” on this page for more information). The NEOs are not governed by employment contracts and the long-term incentive plans include “double-trigger provisions”, such that the vesting of LTI awards would generally not accelerate upon a Change in Control. • • 47 CN | Management Information Circular 2017

• Under the Company’s Insider Trading and Reporting Policy, directors, executives and employees are prohibited from engaging in hedging activities against CN securities. In order to further align their interests with those of shareholders, executives and senior management employees (185 individuals) are required to meet specific stock ownership guidelines. In addition, the President and CEO must maintain his stock ownership level for one year after retirement (please refer to section “Stock Ownership” on page 46 for more information). Commencing at various dates, for executives and senior management employees, the payout of LTI awards and the payment of retirement benefits under the Company’s non-registered pension plans are conditional on compliance with the conditions of their benefit plans, award or employment agreements, including, but not limited to, non-compete, non-solicitation, non-disclosure of confidential information and other restrictive covenants (please refer to section “Non-Compete/Non-Solicitation Provisions” on page 46 for more information). Compensation of the President and Chief Executive Officer Luc Jobin, President and Chief Executive Officer Mr. Jobin became President and CEO of CN on July 1, 2016. He joined CN in June 2009 as Executive Vice-President and CFO and remained in this position until his appointment as President and CEO. Mr. Jobin has extensive experience as a business leader and senior executive. Before joining CN, Mr. Jobin occupied senior executive and chief executive officer positions in public companies. He obtained his Chartered Accountant designation from the Canadian Institute of Chartered Accountants and earned his Diploma in Public Accountancy from McGill University. As President and CEO, Mr. Jobin is responsible for providing leadership and vision for CN, as well as achieving strategic and operational goals that will build long-term shareholder value. More details on his role are available in the Company’s Corporate Governance Manual, available at www.cn.ca, under Delivering Responsibly/Governance. Compensation The President and CEO’s annual compensation takes into account factors such as competitive positioning against market, economic outlook, and leadership abilities. The President and CEO’s annual compensation is recommended by the Committee and approved by the independent members of the Board of Directors. The President and CEO serves at the will of the Board and does not have an employment contract. For the first half of 2016, as Executive Vice-President and CFO, Mr. Jobin’s base salary in 2016 was established at U.S.$620,000 (C$821,376) to maintain his competitive position against market, and his target bonus was 80% of base salary. Upon the appointment of Mr. Jobin as President and CEO on July 1, 2016, independent members of the Board reviewed and approved an annualized compensation consisting of a base salary of U.S.$1,050,000 (C$1,391,040). Under the AIBP, Mr. Jobin’s target bonus was adjusted to 120% of base salary for the period from July 1, 2016, to December 31, 2016. In addition, the Board approved an annualized long-term incentive grant of U.S.$5,440,000. The LTI award was adjusted to reflect Mr. Jobin’s mid-year appointment as President and CEO and included the award made as Executive Vice-President and CFO in January 2016. PSUs and stock options are granted to the President and CEO pursuant to the Share Units Plan and the Management Long-Term Incentive Plan. Grants to the President and CEO are made on the same basis and conditions as those to the other NEOs of the Company, subject to the 20% limitation under the Management Long-Term Incentive Plan(1). In 2016, Mr. Jobin received 55,311(2) PSUs and 151,122 (2) stock options. The fair value of these awards is included in the Summary Compensation Table on page 54, under the Share-Based Awards and Option-Based Awards columns. 2016 Key Accomplishments and Determination of the Annual Incentive Bonus Award Again in 2016, CN delivered solid financial and operational results despite the challenges of a changing economic and political environment. CN met the challenge of reduced volumes and revenues head on with a teamwork approach that reinforced CN’s position as an industry leader. The Company’s financial results, including record achievements in a difficult environment, demonstrated CN’s ability to deliver value to shareholders in changing economic conditions. CN continued to invest significantly in its capital program with an overall investment of C$2.75 billion in 2016. • • Independent Advice • Management retains the services of an external executive compensation consultant to assist in compensation-related matters for its executives. The Committee retains the services of an independent executive compensation consultant to provide advice on compensation recommendations that are presented for Committee approval. Six years ago, Willis Towers Watson was mandated to review the Company’s compensation policy, programs and practices and assessed any potential risk implications and concluded that “there does not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee played an active role in reviewing the Risk Assessment report and in discussing the improvement actions suggested by Willis Towers Watson. CN has since requested that Willis Towers Watson annually review the actions taken by CN since the initial risk assessment report and comment on any potential risks. In December 2016, Willis Towers Watson considered the actions taken by CN and once again confirmed that “overall, there do not appear to be significant risks arising from CN’s compensation programs that are reasonably likely to have a material adverse effect on the Company”. The Committee supports the conclusion from the Willis Towers Watson risk assessment report and in its own assessment determined that proper risk mitigation features are in place within the Company’s compensation programs. Throughout the year, the Committee plays an important oversight role related to the identification and management of risks associated with CN’s compensation programs and practices. For example, in camera sessions, restricted to members of the Committee, are held at the start of each of the Committee meetings to allow for discussion regarding any compensation or risk-related issue. The Committee also believes in the benefits of a certain level of overlapping membership between the Audit and the Human Resources and Compensation Committees, particularly with regard to risk monitoring. As such, Donald J. Carty, Chair of the Audit Committee, is a member of the Human Resources and Compensation Committee; and, Ambassador Gordon D. Giffin, Chair of the Human Resources and Compensation Committee, is a member of the Audit Committee. James E. O’Connor, Chair of the Strategic Planning Committee, is also a member of the Human Resources and Compensation Committee; and, Ambassador Gordon D. Giffin is a member of the Strategic Planning Committee. These overlaps effectively provide a link between committees’ risk oversight responsibilities. (1) Mr. Jobin did not reach the limit in 2016. (2) Including PSUs and stock options granted to Mr. Jobin as Executive Vice-President and CFO. 48 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS

CN also maintained its strong commitment to shareholders, returning approximately C$3.2 billion through share buybacks and dividends. In 2016, CN increased dividends by 20%. The Company’s consistent approach to capital allocation and its strong performance in the face of volume headwinds continue to be recognized by the market with a three-year TSR of 56.7% on the TSX (24.1% on the NYSE). Mr Jobin’s performance is measured against objectives approved annually by the Committee and the Board. In 2016, the individual goals as President and CEO for Mr. Jobin included: operational and service excellence (20%); top-line focus and business development (20%); safety and sustainability (20%); employee engagement and team building (20%); and stakeholder and regulatory engagement (20%). Specific measures, both quantitative and qualitative, are considered in each of the above-mentioned categories. Additional details on each category are presented below. The Committee reviewed Mr. Jobin’s performance in each area and recommended for Board approval management’s recommendation for an individual performance factor of 150% (partially exceeds). Based on the Company’s financial and safety performance, as well as Mr. Jobin’s individual performance, the Committee recommended to the Board the approval of the President and CEO’s annual incentive bonus payout of U.S.$1,382,850 (C$1,856,753). The annual incentive payout includes a pro-rated adjustment for the period when Mr. Jobin was Executive Vice-President and CFO. Operational and Service Excellence In 2016, CN continued to lead the industry and delivered record operational performance, quickly adjusting to contracting volumes. Significant year-over-year improvements were registered on train load and locomotive productivity (up 7% versus 2015 and up 5% versus 2015, respectively). Improvements were also registered on train velocity (4% improvement versus 2015), car velocity (up 5% versus 2015), and terminal dwell (7% better than 2015). The Company also reacted quickly to the decrease in volume by realigning resources to market environment, achieving significant cost savings in 2016 and continued to deliver superior service to its customers. Top-Line Focus and Business Development Despite a highly competitive environment, CN continued to drive new market share gains across several key business units such as intermodal, automotive, refined petroleum products, chemicals and cold supply chain, while protecting existing market share through early renewals and multi-year contracts. Important initiatives were taken to grow the business beyond 2016, including the new G3 grain facility to open in Vancouver, the agreement with the Port of Mobile, and the development of CN’s Milton Logistics Hub Project. CN revenues were C$12,037 million in 2016. Automotive, forest products, and grain and fertilizers experienced revenue increases in 2016. The decrease in total revenues was mainly attributable to lower volumes of crude oil, coal and frac sand; as well as lower applicable fuel surcharge rates. Safety and Sustainability CN continues to have unwavering commitment to safety and the connection with its employees is central to having a skilled, safe and engaged workforce. The Company connects employees to this core value by fostering a strong safety culture across the network. Training is at the heart of that culture. CN’s recent major investment in two training facilities in Winnipeg (Manitoba) and Homewood (Illinois) is revitalizing the way it teaches and reinforces strong safety behaviours. Among other things, employees learn about the valuable role of peer-to-peer communications, coaching and mentoring, which are central to safe railroading. In 2016, Phase 3 of the Looking Out for Each Other initiative was rolled out. The initiative raises awareness and addresses the top causes of accidents and injuries as well as reviews safe work procedures. It has evolved to become the cornerstone of CN’s safety culture, focused on having each other’s back. Over 15,000 Mechanical, Engineering, Transportation, and Intermodal employees received enhanced training as part of this Phase 3. The Looking Out for Each Other initiative, combined with ongoing improvements in safety processes, advancement in the application of data analytics, targeted capital investments and favourable weather conditions, led to a 31% improvement in the 2016 FRA accident ratio and a lower number of injuries in 2016 compared to 2015. Finally, CN worked to continuously connect employees to our Company-wide sustainability initiative as well as to the wider world in which CN operates by encouraging environmental stewardship in yards, buildings and offices through CN EcoConnexions. CN received Sustainability recognitions including being listed on the Dow Jones and Sustainability World Index while continuing to focus on environmental issues to better position the Company and strengthen CN’s social license to operate. Employee Engagement and Team Building As at December 31, 2016, CN employed a total of 22,249 employees of which approximately 75% were unionized employees. The conductors’ collective agreements in Canada were set to expire on July 22, 2016. The Company and the Teamsters Canada Rail Conference (TCRC) agreed to extend the conciliation period to the Spring of 2017 to allow additional time for the parties to meet and work on developing a consensus towards an amicable renewal of the collective agreements. Continuing to build a solid team of railroaders is a key component of CN’s strategic agenda and takes many forms, from diversity and retention of talent, to integrity and training. The Company continued its efforts to advance diversity across the organization. CN was recognized as one of Canada’s Best Diversity Employers in 2017 and also received the Employment Equity Achievement Award from the Canadian Government in 2016. Several initiatives were implemented to retain talent, including the reintegration within operations of more than 700 conductors in the last six months of 2016. Focus on first-line supervisors also continued in order to increase their engagement, retention, business knowledge, and leadership capabilities. Integrity is one of CN’s core values and is the cornerstone of the Company’s Code of Business Conduct. To ensure that all employees clearly understand and support CN’s values, a new mandatory training session was launched called “Doing the Right Thing”. The training aims at recognizing the importance of protecting CN’s reputation, understanding what “Doing the Right Thing” means, and identifying and avoiding real or apparent conflict of interest situations. 49 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS

Stakeholder and Regulatory Engagement

In 2016, CN continued its community and stakeholder engagement efforts. CN is actively involved in building safer, stronger communities through the direct connections it makes with the communities in which it operates. In 2016, CN joined the Canadian Agricultural Safety Association (CASA) to promote farm safety and launched the Company's first farmer engagement program.

CN also increased its engagement with the investment community in 2016, from the Company's largest shareholders to potential investors, in order to thoroughly convey the strategic agenda and to ensure investor confidence in the new management team.

The Company also completed a deal structure and asset sale to the Caisse de dépôt et placement du Québec (CDPQ), and concluded a Memorandum of Understanding with Metrolinx, positioning CN as part of the solution when it comes to advancing the cause of urban mass transit.

CN provided a comprehensive submission to Transport Canada focused on the need for policy measures that encourage investment and innovation in response to potential regulatory measures announced by the Minister of Transport. CN also undertook broad Federal level engagement to promote rail broadly, as part of Canada's climate solution, in the context of advancing rail safety, and as key enabler for trade-oriented growth.

2016 Target Total Direct Compensation Summary

	2016 TOTAL DIRECT COMPENSATION (AT TARGET) (1)	
	U.S.$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	1,050,000	13.5%
AT-RISK COMPENSATION		
Annual Incentive Bonus	1,260,000	16.3%
Performance Share Units	2,992,000	38.6%
Stock Options	2,448,000	31.6%
TOTAL DIRECT COMPENSATION (TARGET)	**7,750,000**	

(1) Amounts are on an annualized basis and are effective upon Mr. Jobin's appointment as President and CEO on July 1, 2016. Details regarding Mr. Jobin's compensation for the first half of 2016 are included in the Summary Compensation Table on page 54.

2016 Target Pay Mix


13.5% Base Salary
70.2% LTI (Fair Value)
16.3% Target Bonus
86.5% Pay-at-Risk

Ghislain Houle, Executive Vice-President and Chief Financial Officer

Mr. Houle was appointed Executive Vice-President and CFO on July 1, 2016. His responsibilities at CN include financial management, investor relations, and supply management. Mr. Houle joined the Company in 1997 and occupied various executive roles, including Vice-President and Corporate Comptroller and Vice-President, Financial Planning, before being appointed to his current position.

As Executive Vice-President and CFO, Mr. Houle's base salary was set at U.S.$525,000 (C$695,520). Under the AIBP, his 2016 target bonus was equivalent to 60% of base salary from January 1, 2016, to June 30, 2016, and 80% of base salary from July 1, 2016, to December 31, 2016. In addition, Mr. Houle received 10,467 (1) PSUs and 28,593 (1) stock options in 2016, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively.

2016 AIBP Objectives

Mr. Houle's performance in 2016 was assessed against individual performance objectives, including achieving key financial objectives, supporting the strategic agenda, driving superior performance and intensifying people development, engagement and succession. Mr. Houle was assessed as having partially exceeded his overall individual performance objectives. Based on the Company's financial and safety performance, as well as on his individual assessment, Mr. Houle received a 2016 annual bonus in the amount of U.S.$483,998 (C$649,864).

2016 Target Total Direct Compensation Summary

	2016 TOTAL DIRECT COMPENSATION (AT TARGET) (1)	
	U.S.$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	525,000	24.4%
AT-RISK COMPENSATION		
Annual Incentive Bonus	420,000	19.6%
Performance Share Units	660,000	30.8%
Stock Options	540,000	25.2%
TOTAL DIRECT COMPENSATION (TARGET)	**2,145,000**	

(1) Amounts are on an annualized basis and are effective upon Mr. Houle's appointment as CFO on July 1, 2016. Details regarding Mr. Houle's compensation for the first half of 2016 are included in the Summary Compensation Table on page 54.

2016 Target Pay Mix


24.4% Base Salary
56.0% LTI (Fair Value)
19.6% Target Bonus
75.6% Pay-at-Risk

(1) Include PSUs and stock options received in January and July 2016.

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Michael Cory,
Executive Vice-President and Chief Operating Officer

Mr. Cory is responsible for the Company's North American rail operations. He was appointed Executive Vice-President and COO in July 2016.

Mr. Cory started with CN in 1981 at the Symington Yard Diesel Shop in Winnipeg. Over the years, he has held various operations positions before leading two out of the three CN operating regions as Senior Vice-President, Eastern Region, and Senior Vice-President, Western Region, from April 2009 until his appointment as Executive Vice-President and COO.

As Executive Vice-President and COO, Mr. Cory's base salary was set at U.S.$550,000 (C$728,640). Under the AIBP, his 2016 target bonus was equivalent to 65% of base salary from January 1, 2016, to June 30, 2016, and 80% of base salary from July 1, 2016, to December 31, 2016. In addition, Mr. Cory received 14,446[1] PSUs and 39,467[1] stock options in 2016, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively.

2016 AIBP Objectives

Mr. Cory's performance in 2016 was assessed against individual performance objectives, including operational and service excellence, delivering safely and responsibly, cost containment, asset utilization, and people. Mr. Cory was assessed as having partially exceeded his overall individual performance objectives. Based on the Company's financial and safety performance, as well as on his individual assessment, Mr. Cory received a 2016 annual bonus in the amount of U.S.$525,154 (C$705,124).

2016 Target Total Direct Compensation Summary

	2016 TOTAL DIRECT COMPENSATION (AT TARGET)(1)	
	U.S.$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	550,000	22.1%
AT-RISK COMPENSATION		
Annual Incentive Bonus	440,000	17.7%
Performance Share Units	825,000	33.1%
Stock Options	675,000	27.1%
TOTAL DIRECT COMPENSATION (TARGET)	2,490,000	

(1) Amounts are on an annualized basis and are effective upon Mr. Cory's appointment as COO on July 1, 2016. Details regarding Mr. Cory's compensation for the first half of 2016 are included in the Summary Compensation Table on page 54.

2016 Target Pay Mix


22.1%
Base Salary
60.2%
LTI (Fair Value)
17.7%
Target Bonus
77.9% Pay-at-Risk

Jean-Jacques Ruest,
Executive Vice-President and Chief Marketing Officer

Mr. Ruest was appointed CN's Executive Vice-President and Chief Marketing Officer ("CMO") on January 1, 2010, and is responsible for providing the strategic direction and leadership for CN's Sales, Marketing and Supply Chain Solutions groups.

Mr. Ruest is a seasoned executive and has extensive marketing experience within the railway industry. Prior to joining CN, he had more than 15 years of experience working for a major international chemical company. Mr. Ruest holds a Masters in Business Administration in Marketing from HEC Montréal and a Bachelor of Science degree in Applied Chemistry from Université de Sherbrooke. He also completed the executive program from the University of Michigan's business school.

In 2016, Mr. Ruest's base salary was increased to U.S.$575,000 (C$761,760) to reflect his competitive positioning and experience. As in 2015, Mr. Ruest's target bonus for 2016 was 80% of base salary under the AIBP. In addition, Mr. Ruest received 28,331 PSUs and 77,407 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively.

2016 AIBP Objectives

Mr. Ruest's performance in 2016 was assessed against individual performance objectives, including delivering superior growth, price and yields, opening new markets and creating new products, balancing operational and service excellence and connecting sales and marketing with safety performance. Mr. Ruest was assessed as having partially exceeded his overall individual performance objectives. Based on the Company's financial and safety performance, as well as on his individual assessment, Mr. Ruest received a 2016 annual bonus in the amount of U.S.$605,820 (C$813,435).

2016 Target Total Direct Compensation Summary

	2016 TOTAL DIRECT COMPENSATION (AT TARGET)	
	U.S.$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	575,000	20.8%
AT-RISK COMPENSATION		
Annual Incentive Bonus	460,000	16.7%
Performance Share Units	948,774	34.4%
Stock Options	776,253	28.1%
TOTAL DIRECT COMPENSATION (TARGET)	2,760,027	

2016 Target Pay Mix


20.8%
Base Salary
62.5%
LTI (Fair Value)
16.7%
Target Bonus
79.2% Pay-at-Risk

COMPENSATION DISCUSSION AND ANALYSIS

(1) Include PSUs and stock options received in January and July 2016.

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COMPENSATION DISCUSSION AND ANALYSIS

Sean Finn,
Executive Vice-President Corporate Services and Chief Legal Officer

Mr. Finn was appointed Senior Vice-President, Chief Legal Officer and Corporate Secretary, in December 2000 and CN's Executive Vice-President Corporate Services and Chief Legal Officer ("CLO") in December 2008. He is responsible for a wide array of legal, governmental, regulatory, public affairs, risk mitigation and security matters. As Corporate Secretary, he is also responsible for CN's Corporate Governance practices, as well as overseeing CN's Code of Business Conduct and ethics program.

Mr. Finn led CN's tax function and was appointed CN's Vice-President, Treasurer and Principal Tax Counsel, in January 2000. Before joining the Company, he was the Managing Tax Partner for a major Montreal law firm. Mr. Finn graduated from the Faculty of Law of Université de Montréal, after which he was admitted to the Quebec Bar, and is a member of the Canadian and American Bar Associations. Mr. Finn has completed the Directors Education Program offered by the Institute of Corporate Directors and the Rotman School of Management, as well as the Excellence in the Boardroom Program at the Rotman School of Management, Executive Programs, University of Toronto.

In 2016, Mr. Finn's base salary was increased to U.S.$543,000 (C$719,366) to reflect his competitive positioning and experience. As in 2015, Mr. Finn's target bonus for 2016 was 80% of base salary under the AIBP. In addition, Mr. Finn received 22,583 PSUs and 61,702 stock options, in accordance with the terms of the Share Units Plan and the Management Long-Term Incentive Plan, respectively.

2016 AIBP Objectives

Mr. Finn's performance in 2016 was assessed against individual performance objectives related to taking CN's stakeholder engagement to the highest standards, leading key strategic initiatives associated with Corporate Services, ensuring leadership development and succession for the Corporate Services function, ensuring leadership in corporate governance and being a trusted advisor to the President and CEO, the executive team and the Board. Mr. Finn was assessed as having achieved his overall individual performance objectives. Based on the Company's financial and safety performance, as well as on his individual assessment, Mr. Finn received a 2016 annual bonus in the amount of U.S.$528,665 (C$709,838).

2016 Target Total Direct Compensation Summary

	2016 TOTAL DIRECT COMPENSATION (AT TARGET)	
	U.S.$	AS A % OF TOTAL DIRECT COMPENSATION
Salary	543,000	23.1%
AT-RISK COMPENSATION		
Annual Incentive Bonus	434,400	18.5%
Performance Share Units	756,279	32.1%
Stock Options	618,760	26.3%
TOTAL DIRECT COMPENSATION (TARGET)	2,352,439	

2016 Target Pay Mix


23.1%
Base Salary
58.4%
LTI (Fair Value)
18.5%
Target Bonus
76.9% Pay-at-Risk

Claude Mongeau,
Former President and Chief Executive Officer

Following a 22-year career at CN, Mr. Mongeau announced that he was stepping down due to medical reasons, effective June 30, 2016. As per the Company's short-term disability policy, Mr. Mongeau was on a medical leave of absence during the second half of 2016, before retiring from CN on January 31, 2017.

In 2016, Mr. Mongeau's base salary as then President and CEO was increased to U.S.$1,100,000 (C$1,457,280). As in prior years, Mr. Mongeau's target bonus for 2016 was 120% of his base salary.

Consistent with the terms and conditions of the Share Units Plan and the Management Long-Term Incentive Plan and subject to the 20% limitation under the Management Long-Term Incentive Plan applicable for the President and CEO, Mr. Mongeau received 104,337 PSUs and 210,000 stock options in 2016. PSUs granted in 2016 were forfeited by Mr. Mongeau upon his retirement, as per the terms of the plan. The fair value of these awards is included in the Summary Compensation Table on page 54, under the Share-Based Awards and Option-Based Awards columns.

Under the AIBP, Mr. Mongeau received a 2016 annual bonus in the amount of U.S.$1,606,440 (C$2,156,967).

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CN | Management Information Circular 2017

President and CEO Compensation Look-Back Table

CN's compensation plans are designed to align compensation with the creation of shareholder value. As a result, a significant portion of compensation is at risk and long-term incentives are structured to deliver compensation value to the President and CEO if value is created for shareholders. In a low share performance environment, limited value would be delivered to President and CEO. Over the last five years, CN's strong operational and financial performance resulted in above target payouts, reflective of the Company's TSR performance of 145%.

The table below compares the total direct compensation awarded to our President and CEO over the past five years, as reflected in the Summary Compensation Table, to the current value (both realized and realizable) as at December 31, 2016. Compensation outcomes are set against the performance graph which indicates the yearly cumulative total shareholder return on a $100 investment in CN's common shares compared with the cumulative total return of the S&P/TSX and the S&P 500 Indices from the period beginning December 31, 2011 to the period ended December 31, 2016. It assumes reinvestment of all dividends during the covered period.

		TOTAL DIRECT COMPENSATION AWARDED(1) (C$000s)	CURRENT VALUE AS AT DEC. 31, 2016(2) (C$000s)
Claude Mongeau	2012	7,561	28,977
Claude Mongeau	2013	7,519	21,733
Claude Mongeau	2014	9,219	21,413
Claude Mongeau	2015	9,847	10,028
Claude Mongeau(3)	2016	5,742	3,868(4)
Luc Jobin(5)	2016	5,478	6,572

(1) Includes salary and variable compensation awarded during the year, as reported in the Summary Compensation Table each year.

(2) For any given year, the current value includes salary and annual incentive awarded and the value of long-term incentives (realized and realizable). Long-term incentives for any given year include the value of unexercised "in-the-money" stock options as at December 31, 2016 (none of the relevant stock options were exercised during the period), the value attributed to vested PSUs and the value of unvested PSUs as at December 31, 2016, assuming a 100% performance factor.

(3) The compensation awarded for Mr. Mongeau was pro-rated to June 30, 2016.

(4) PSUs awarded in 2016 were forfeited upon retirement on January 31, 2017 and were not included as at December 31, 2016.

(5) The compensation awarded for Mr. Jobin was pro-rated to reflect the appointment date of July 1, 2016.


$300
$200
$100
$0
2011
2012
2013
2014
2015
2016
CNR
CNI
S&P/TSX
S&P 500

	DEC-11	DEC-12	DEC-13	DEC-14	DEC-15	DEC-16
CNR (C$)	100	115	156	210	206	245
CNI (U.S.$)	100	118	150	184	152	186
S&P/TSX (C$)	100	107	121	134	123	149
S&P 500 (U.S.$)	100	116	154	175	177	198

Over the last five years, the total compensation paid, as per the Summary Compensation Table, increased by an average of 9.6% per year for the NEOs as a result of currency fluctuation and compensation increases. Excluding the one-time value increases in compensatory value of pension benefits in 2016, the increase would be an average of 2.5%. The total compensation for our NEOs over this period was generally aligned with the experience of our shareholders, as a substantial portion of NEOs total compensation is at risk and directly linked to CN's share price. The Committee believes that the Company's executive compensation policy is effective and appropriately supports a strong relationship between the compensation earned by NEOs and the investment return of shareholders.

COMPENSATION DISCUSSION AND ANALYSIS

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CN | Management Information Circular 2017

Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis for compensation decisions with U.S.-denominated compensation from the selected Class I Railroad comparator group. A table presenting the compensation paid in U.S. dollars for the NEOs is presented on page 55 — Total Compensation for the NEOs in U.S. Dollars.

Summary Compensation Table in Canadian Dollars

The following table sets forth the annual total compensation in Canadian dollars for the NEOs, in accordance with the disclosure rules issued by the CSA, for the years ended December 31, 2016, 2015, and 2014. Fluctuation in the exchange rate affects year-over-year comparability.

NAME AND PRINCIPAL POSITION	YEAR	SALARY (C$)	SHARE-BASED AWARDS(1) (C$)	OPTION-BASED AWARDS(2) (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLANS(3) (C$)	PENSION VALUE(4) (C$)	ALL OTHER COMPENSATION(5) (C$)	TOTAL COMPENSATION (C$)
Luc Jobin	2016	1,106,208(6)	2,751,741	2,251,154	1,856,753	305,588(7)	30,722	8,302,166
President and	2015	767,220	1,266,687	1,036,380	663,155	232,478(7)	854,642(8)	4,820,562
Chief Executive Officer	2014	662,700	1,026,176	746,194	988,405	180,833(7)	21,021	3,625,329
Claude Mongeau	2016	1,457,280(9)	4,910,124(10)	2,958,900	2,156,967(9)	7,000(11)	89,795	11,580,066
Former President and	2015	1,374,603	4,108,718	2,705,600	1,657,885	132,000	98,298	10,077,104
Chief Executive Officer	2014	1,187,338	3,373,982	2,113,200	2,544,099	40,000	82,988	9,341,607
Ghislain Houle	2016	524,498(12)	533,362	436,262	649,864	4,368,000(13)	12,700	6,524,686
Executive Vice-President	2015	340,000	163,110	133,454	203,642	110,000	8,899	959,105
and Chief Financial Officer	2014	330,000	133,358	96,972	351,450	90,000	8,130	1,009,910
Michael Cory	2016	602,784(14)	724,404	592,576	705,124	4,143,000(15)	15,259	6,783,147
Executive Vice-President	2015	441,152	295,008	241,356	331,432	262,000	11,922	1,582,870
and Chief Operating Officer	2014	370,008	244,112	177,509	429,440	145,000	10,213	1,376,282
Jean-Jacques Ruest	2016	761,760	1,333,268	1,090,665	813,435	484,000	21,223	4,504,351
Executive Vice-President	2015	716,072	1,179,933	965,392	575,762	350,000	20,472	3,807,631
and Chief Marketing Officer	2014	618,520	970,637	705,809	922,512	195,000	17,541	3,430,019
Sean Finn	2016	719,366	1,062,765	869,381	709,838	346,000	18,931	3,726,281
Executive Vice-President Corporate Services	2015	675,154	937,017	766,632	542,861	355,000	18,214	3,294,878
and Chief Legal Officer	2014	583,176	832,113	605,080	833,045	182,000	15,458	3,050,872

(1) Valuation Disclosure for Share-Based Awards — The fair value of share-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of PSUs awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.

A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions and valuation factors are presented on page 56.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WILLIS TOWERS WATSON VS. ACCOUNTING
2016 Share-Based Award					
ROIC	59%	July 27 – C$49.50 January 28 – C$43.76	July 27 – 66.4% January 28 – 47.3%	July 27 – C$55.68 January 28 – C$35.11	July 27 – (C$6.18) January 28 – C$8.65
TSR	77%	July 27 – C$64.60 January 28 – C$57.11	July 27 – 116.6% January 28 – 128.3%	July 27 – C$97.85 January 28 – C$95.16	July 27 – (C$33.25) January 28 – (C$38.05)
2015 Share-Based Award					
ROIC	59%	C$49.88	60.2%	C$50.87	(C$0.99)
TSR	78%	C$65.95	135.8%	C$114.86	(C$48.91)
2014 Share-Based Award	55%	C$32.29	47.5%	C$27.91	C$4.38

(2) Valuation Disclosure for Option-Based Awards — The fair value of option-based awards at the grant date, as shown in the Summary Compensation Table above, reflects the number of stock options awarded multiplied by the value calculated using the Willis Towers Watson expected life binomial methodology. This methodology was selected as it provides alignment throughout the compensation review process by using the same methodology for benchmarking, grant and disclosure purposes.

A summary of the valuation factors calculated using the Willis Towers Watson expected life binomial methodology as well as under the accounting valuation methodology is presented in the following table. Detailed assumptions for both methodologies are presented on page 56.

	WILLIS TOWERS WATSON EXPECTED LIFE BINOMIAL METHODOLOGY		ACCOUNTING VALUATION METHODOLOGY		VARIANCE
	VALUATION FACTOR	GRANT DATE FAIR VALUE	VALUATION FACTOR	GRANT DATE FAIR VALUE	WILLIS TOWERS WATSON VS. ACCOUNTING
2016 Option-Based Award	19%	July 27 – C$15.94 January 28 – C$14.09	July 27 – 14.5% January 28 – 14.0%	July 27 – C$12.18 January 28 – C$10.39	July 27 – C$3.76 January 28 – C$3.70
2015 Option-Based Award	20%	C$16.91	15.6%	C$13.22	C$3.69
2014 Option-Based Award	20%	C$11.74	18.9%	C$11.08	C$0.66

(3) Represents the incentive award earned under the AIBP for the applicable year. Refer to page 41 for the details of the AIBP.

(4) Includes the compensatory value of pension benefits as reported in the "Defined Benefit Plans" and "Defined Contribution Plans" tables in the "Pension Plan Benefits" section on page 64.

(5) Includes the value of perquisites, personal benefits, and other compensation (as applicable), for example post-retirement benefits or the Employer contribution under the ESIP. Perquisites and other personal benefits that, in aggregate, amount to less than C$50,000 or 10% of the total salary for any of the NEOs are not reported in this column. Details are provided in the table on page 57.

(6) Mr. Jobin was appointed President and CEO effective July 1, 2016. Mr. Jobin 2016 salary reflects six months as President and CEO and six months as Executive Vice-President and CFO.

(7) The pension plan value stated for Mr. Jobin excludes the notional investment earnings (and losses) from the Defined Contribution Supplemental Executive Retirement Plan. Refer to page 63 for details of the Defined Contribution Supplemental Executive Retirement Plans.

54

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COMPENSATION DISCUSSION AND ANALYSIS

(8) The “All Other Compensation” column for Mr. Jobin includes a special cash award of U.S.$600,000 (C$830,400) in recognition for additional leadership duties performed by Mr. Jobin in 2015 during Mr. Mongeau’s medical leave of absence. The cash award was paid in February 2016. Mr. Mongeau stepped down as President and CEO on June 30, 2016 for medical reasons. As per the Company’s short-term disability policy, Mr. Mongeau was on a medical leave of absence in the second half of 2016 before retiring from CN on January 31, 2017. Mr. Mongeau’s salary and annual incentive compensation earned for the second half of 2016, as per the Company’s short-term disability policy, are included in the Summary Compensation Table. As per the Share Units Plan, the 2016 full share-based award of $4,910,124 to Mr. Mongeau was forfeited upon his retirement on January 31, 2017. Mr. Mongeau’s projected annual pension benefits under the special retirement stipend are capped at U.S.$1,000,000 or C$1,342,700. Mr. Houle was appointed Vice-President and Corporate Comptroller effective March 7, 2016 and Executive Vice-President and CFO effective July 1, 2016. Mr. Houle’s 2016 salary represents six months as Executive Vice-President and CFO, four months as Vice-President and Corporate Comptroller and two months as Vice-President Financial Planning. Represents a one-time value increase as a result of Mr. Houle’s appointment as Executive Vice-President and CFO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Houle will remain with CN and retire at a future date with higher projected pensionable earnings. Mr. Cory was appointed Executive Vice-President and COO effective July 1, 2016. Mr. Cory’s 2016 salary represents six months as Executive Vice-President and COO and six months as Senior Vice-President Western Region. Represents a one-time value increase as a result of Mr. Cory’s appointment as Executive Vice-President and COO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Cory will remain with CN and retire at a future date with higher projected pensionable earnings. (9) (10) (11) (12) (13) (14) (15) Total Compensation for the NEOs in U.S. Dollars The following table sets forth the annual total compensation in U.S. dollars for the NEOs, for the years ended December 31, 2016, 2015, and 2014. Compensation of the NEOs has been paid in U.S. dollars since 2002 as it provides a more precise, meaningful and stable comparison basis with U.S.-denominated compensation from the selected Class I Railroad comparator group. NON-EQUITY INCENTIVE PLAN COMPENSATION SHARE-BASED AWARDS (U.S.$) OPTION-BASED AWARDS (U.S.$) – ANNUAL INCENTIVE PLANS (U.S.$) PENSION VALUE (U.S.$) ALL OTHER COMPENSATION (U.S.$) TOTAL COMPENSATION (U.S.$) SALARY (U.S.$) NAME AND PRINCIPAL POSITION YEAR Claude Mongeau Former President and Chief Executive Officer 2016 2015 2014 1,100,000 1,075,000 1,075,000 3,494,088 3,256,065 3,041,704 2,106,300 2,144,000 1,906,200 1,606,440 1,197,894 2,193,000 5,058 113,783 37,608 67,780 76,873 75,136 8,379,666 7,863,615 8,328,648 Michael Cory Executive Vice-President and Chief Operating Officer 2016 2015 2014 455,000 345,000 335,000 533,555 233,787 220,072 436,481 191,258 160,121 525,154 239,474 370,175 2,993,497 225,843 136,329 11,518 9,324 9,247 4,955,205 1,244,686 1,230,944 Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer 2016 2015 2014 543,000 528,000 528,000 756,273 742,564 750,165 618,871 607,502 545,809 528,665 392,241 718,080 250,000 306,008 171,117 14,290 14,244 13,995 2,711,099 2,590,559 2,727,166 55 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS Jean-Jacques Ruest 2016575,000948,765776,392605,820349,71116,0203,271,708 Executive Vice-President 2015560,000935,069765,006416,013301,69816,0102,993,796 and Chief Marketing Officer2014560,000875,047636,671795,200183,34015,8813,066,139 Ghislain Houle2016395,907396,074323,965483,9983,156,0699,5864,765,599 Executive Vice-President 2015265,895129,261105,753147,14094,8196,959749,827 and Chief Financial Officer 2014298,778120,224 87,473302,94884,6187,361901,402 Luc Jobin 2016835,0002,018,4771,651,4291,382,850220,80123,1906,131,747 President and2015600,0001,003,820821,259479,158200,395618,9583,723,590 Chief Executive Officer 2014600,000925,116673,100852,000170,02019,0323,239,268

Extension to Notes (1) and (2) of the Summary Compensation Table on the Calculation of Grant Date Fair Value of Awards The fair value of the LTI awards reflects their expected value on the date of the grant. Since 2014, the value is calculated based on Willis Towers Watson’s expected life binomial methodology in an effort to align the valuation methodology used throughout the compensation review process for benchmarking, grant and disclosure purposes. Share-based awards represent the awards of PSUs under the Share Units Plan. Option-based awards represent the awards of stock options pursuant to the Management Long-Term Incentive Plan. The grant date fair value for PSUs and stock options considers the following assumptions: 2014 (FEBRUARY) 2015 (JANUARY) 2016 (JANUARY) 2016 (JULY) SHARE-BASED AWARDS (PSUs) Closing share price on grant date (C$) Risk-free interest rate over term of the award (1) 58.71 0.25% to 0.50% based on yield curve 20% 0.86 3 years 84.55 0.25% to 0.75% based on yield curve 17% 1.00 3 years ROIC – 49.88 TSR – 65.95 74.17 0.25% to 1.00% based on yield curve 19% 1.25 3 years ROIC – 43.76 TSR – 57.11 83.90 0.25% to 1.00% based on yield curve 19% 1.25 3 years ROIC – 49.50 TSR – 64.60 Expected stock price volatility over term of the award (2) Expected annual dividends per share (C$) Expected term (3) Resulting fair value per unit (C$) 32.29 2014 (FEBRUARY) 2015 (JANUARY) 2016 (JANUARY) 2016 (JULY) OPTION-BASED AWARDS Closing share price on grant date (C$) Risk-free interest rate over term of the award (1) 58.71 0.25% to 1.75% based on yield curve 26% 0.86 6.25 years 11.74 84.55 0.25% to 2.75% based on yield curve 23% 1.00 6.25 years 16.91 74.17 0.25% to 2.50% based on yield curve 20% 1.25 6.25 years 14.09 83.90 0.25% to 2.50% based on yield curve 20% 1.25 6.25 years 15.94 Expected stock price volatility over term of the award (2) Expected annual dividends per share (C$) Expected term (3) Resulting fair value per stock option (C$) (1) Based on the zero coupon yield curve rate commensurate with the expected term of the award. The Willis Towers Watson expected life binomial model uses a yield curve for the risk-free interest rate (with different interest rates applying depending on the lattice node) rather than one particular rate. (2) Based on daily share prices, dividend data and average of volatilities for CN’s NYSE and TSX-listed shares for a period commensurate with the expected term of the award. (3) Represents the period of time that awards are expected to be outstanding. For option-based awards, the Company uses the SEC Safe Harbor calculation. The share-and option-based awards are sensitive to variations in assumptions, in particular the risk-free interest rate and stock price volatility. 56 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS

Details of "All Other Compensation" Amounts for 2016, 2015, and 2014[1]

NAME	YEAR	PERQUISITES AND OTHER PERSONAL BENEFITS[2] (C$)	OTHER COMPENSATION (C$)	ALL OTHER COMPENSATION (TOTAL OF THE TWO PREVIOUS COLUMNS) (C$)
Luc Jobin	2016	Nil	ESIP Employer contribution: 23,222[3] Post-retirement benefits: 7,500[4]	30,722
	2015	Nil	Special award: 830,400[5] ESIP Employer contribution: 16,042[3] Post-retirement benefits: 8,200[4]	854,642
	2014	Nil	ESIP Employer contribution: 14,621[3] Post-retirement benefits: 6,400[4]	21,021
Claude Mongeau	2016	Company-leased vehicle: 14,254 Financial counselling: 20,000 Healthcare benefits and life insurance: 6,408 Other perquisites: 15,280	ESIP Employer contribution: 30,653[3] Post-retirement benefits: 3,200[4]	89,795
	2015	Company-leased vehicle: 16,667 Financial counselling: 20,000 Healthcare benefits and life insurance: 14,332 Other perquisites: 15,163	ESIP Employer contribution: 28,736[3] Post-retirement benefits: 3,400[4]	98,298
	2014	Company-leased vehicle: 16,364 Financial counselling: 16,300 Healthcare benefits and life insurance: 8,402 Other perquisites: 14,148	ESIP Employer contribution: 25,174[3] Post-retirement benefits: 2,600[4]	82,988
Ghislain Houle	2016	Nil	ESIP Employer contribution: 11,000[3] Post-retirement benefits: 1,700[4]	12,700
	2015	Nil	ESIP Employer contribution: 7,099[3] Post-retirement benefits: 1,800[4]	8,899
	2014	Nil	ESIP Employer contribution: 6,730[3] Post-retirement benefits: 1,400[4]	8,130
Michael Cory	2016	Nil	ESIP Employer contribution: 12,659[3] Post-retirement benefits: 2,600[4]	15,259
	2015	Nil	ESIP Employer contribution: 9,222[3] Post-retirement benefits: 2,700[4]	11,922
	2014	Nil	ESIP Employer contribution: 8,113[3] Post-retirement benefits: 2,100[4]	10,213
Jean-Jacques Ruest	2016	Nil	ESIP Employer contribution: 16,023[3] Post-retirement benefits: 5,200[4]	21,223
	2015	Nil	ESIP Employer contribution: 14,972[3] Post-retirement benefits: 5,500[4]	20,472
	2014	Nil	ESIP Employer contribution: 13,141[3] Post-retirement benefits: 4,400[4]	17,541
Sean Finn	2016	Nil	ESIP Employer contribution: 15,131[3] Post-retirement benefits: 3,800[4]	18,931
	2015	Nil	ESIP Employer contribution: 14,114[3] Post-retirement benefits: 4,100[4]	18,214
	2014	Nil	ESIP Employer contribution: 12,258[3] Post-retirement benefits: 3,200[4]	15,458

(1) This table outlines the perquisites and other compensation received by NEOs in 2016, 2015, and 2014. The amounts are calculated based on the incremental cost to the Company. CN does not provide tax gross-ups on such perquisites. The policy of the Company on the usage of the corporate aircraft provides that it is restricted to business-related purposes, save for certain exceptional circumstances.

(2) Perquisites and other personal benefits include the use of a Company-leased vehicle, parking, club membership, executive physical exam, financial counselling and tax services, and certain healthcare benefits and life insurance coverage. The incremental cost to the Company is determined by the actual cost of the Company-leased vehicle (including gas and maintenance fees), parking, club membership, annual executive physical exam, financial counselling and tax services and by the cost of certain healthcare benefits and life insurance coverage in excess of that offered to salaried employees. See section "Executive Perquisites" on page 45 for more details. Perquisites and other personal benefits that amount to less than C$50,000 (in aggregate) or 10% of total salary for any of the NEOs are reported as "Nil" in this column.

(3) Represents the value of the Company-match under the Employee Share Investment Plan. See section "Employee Share Investment Plan" on page 45 for more details.

(4) Represents the service cost for post-retirement benefits, if applicable.

(5) Represents a special cash award of U.S.$600,000 (C$830,400) in recognition of additional leadership duties performed by Mr. Jobin in 2015 during Mr. Mongeau's medical leave of absence and converted to Canadian dollars using the December 31, 2015, exchange rate of U.S.$1.00 = C$1.3840.

COMPENSATION DISCUSSION AND ANALYSIS

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Incentive Plan Awards

Share-Based and Option-Based Awards in 2016

The following table shows information regarding grants of PSUs made to NEOs under the Share Units Plan, and grants of stock options made under the Management Long-Term Incentive Plan in 2016.

NAME	GRANT DATE	AWARD TYPE	SECURITIES, UNITS OR OTHER RIGHTS (#)	END OF PLAN PERIOD OR EXPIRY DATE	SHARE PRICE ON DATE OF GRANT (C$)	AWARD'S GRANT DATE FAIR VALUE[1] (C$)
Luc Jobin	July 27, 2016	PSUs[2]	24,106	December 31, 2018	83.90	1,283,228
		Options[3]	65,862	July 27, 2026	83.90	1,049,840
	January 28, 2016	PSUs[2]	31,205	December 31, 2018	74.17	1,468,513
		Options[3]	85,260	January 28, 2026	74.17	1,201,314
Claude Mongeau	January 28, 2016	PSUs[2][4]	104,337	December 31, 2018	74.17	4,910,124
		Options[3]	210,000	January 28, 2026	74.17	2,958,900
Ghislain Houle	July 27, 2016	PSUs[2]	6,606	December 31, 2018	83.90	351,655
		Options[3]	18,047	July 27, 2026	83.90	287,669
	January 28, 2016	PSUs[2]	3,861	December 31, 2018	74.17	181,707
		Options[3]	10,546	January 28, 2026	74.17	148,593
Michael Cory	July 27, 2016	PSUs[2]	7,219	December 31, 2018	83.90	384,294
		Options[3]	19,722	July 27, 2026	83.90	314,369
	January 28, 2016	PSUs[2]	7,227	December 31, 2018	74.17	340,110
		Options[3]	19,745	January 28, 2026	74.17	278,207
Jean-Jacques Ruest	January 28, 2016	PSUs[2]	28,331	December 31, 2018	74.17	1,333,268
		Options[3]	77,407	January 28, 2026	74.17	1,090,665
Sean Finn	January 28, 2016	PSUs[2]	22,583	December 31, 2018	74.17	1,062,765
		Options[3]	61,702	January 28, 2026	74.17	869,381

(1) The grant date fair values reported for PSUs and stock options are calculated using the same assumptions as described in the extension to footnotes 1 and 2 of the Summary Compensation Table on page 54.

(2) The PSUs granted in 2016 were made under the Share Units Plan. The payout of PSUs granted in 2016 to NEOs is subject to two distinct performance measures. Seventy percent (70%) of the PSU award is subject to the achievement of return on invested capital objectives for the period ending on December 31, 2018, and to the attainment of a minimum average closing share price established at the beginning of the cycle of C$76.44 or U.S.$55.59. The remaining 30% is subject to the TSR performance of CN measured against two comparator groups i) selected Class I Railroads; and ii) S&P/TSX 60 companies for the period ending on December 31, 2018. Details are described under "Performance Share Units: 2016 Award" on page 44.

(3) The stock options granted in 2016 were made under the Management Long-Term Incentive Plan and vest over a period of four years, with 25% of the stock options vesting at each anniversary date of the award. Unexercised stock options shall expire on the tenth anniversary of the date of the award. See section "Management Long-Term Incentive Plan" on page 61 for a description of the plan.

(4) As per the Share Units Plan, the 2016 share-based award for Mr. Mongeau was forfeited upon his retirement on January 31, 2017.

COMPENSATION DISCUSSION AND ANALYSIS

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Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards made to NEOs and outstanding on December 31, 2016.

	OPTION-BASED AWARDS[1]				SHARE-BASED AWARDS		
NAME	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE[2] (C$)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS[3] (C$)	NUMBER OF SHARES OR UNITS OF SHARES THAT HAVE NOT VESTED[4] (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED[5] (C$)	MARKET OR PAYOUT VALUE OF VESTED SHARE-BASED AWARDS NOT PAID OUT OR DISTRIBUTED[6] (C$)
Luc Jobin	65,862	85.46	2026/07/27	12,014,107	78,849	7,135,675	9,611,466
	85,260	70.87	2026/01/28				
	61,288	89.96	2025/01/29				
	63,560	71.07	2024/02/03				
	69,400	63.34	2023/01/24				
	80,960	51.27	2022/01/26				
	83,840	46.60	2021/01/27				
Claude Mongeau	210,000	70.87	2026/01/28	32,030,981	180,687[7]	16,351,809[7]	52,627,076
	160,000	89.96	2025/01/29				
	180,000	71.07	2024/02/03				
	190,000	63.34	2023/01/24				
	220,000	51.27	2022/01/26				
	240,000	46.60	2021/01/27				
Ghislain Houle	18,047	85.46	2026/07/27	1,525,891	13,498	1,220,591	4,054,056
	10,546	74.17	2026/01/28				
	7,892	84.55	2025/01/29				
	8,260	58.71	2024/02/03				
	8,680	47.30	2023/01/24				
	11,200	38.29	2022/01/26				
Michael Cory	19,722	85.46	2026/07/27	2,306,335	21,109	1,910,181	3,195,560
	19,745	70.87	2026/01/28				
	14,273	89.96	2025/01/29				
	15,120	71.07	2024/02/03				
	16,200	63.34	2023/01/24				
	17,114	51.27	2022/01/26				
	5,240	46.60	2021/01/27				
	3,150	34.40	2020/01/28				
Jean-Jacques Ruest	77,407	70.87	2026/01/28	7,487,696	50,257	4,548,157	18,869,739
	57,090	89.96	2025/01/29				
	60,120	71.07	2024/02/03				
	65,560	63.34	2023/01/24				
	76,200	51.27	2022/01/26				
Sean Finn	61,702	70.87	2026/01/28	2,128,935	39,995	3,619,467	3,498,199
	45,336	89.96	2025/01/29				
	25,770	71.07	2024/02/03				
	14,460	63.34	2023/01/24				

(1) Includes all stock options granted under the Management Long-Term Incentive Plan and outstanding on December 31, 2016.

(2) Where applicable, stock option exercise prices in U.S. dollars resulting from stock option grants to NEOs made in U.S. dollars were converted to Canadian dollars using the December 31, 2016, exchange rate of U.S.$1.00 = C$1.3427. The conversion of these option exercise prices result in different Canadian dollar equivalent values for stock option grants made in U.S. dollars when compared to the values presented in the "Share-Based and Option-Based Award in 2016" table on page 58, under the "Share Price on Date of Grant" column. The following table presents the option exercise prices that were converted to Canadian dollars based on the December 31, 2016 exchange rate:

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)
2026/07/27	63.65	85.46
2026/01/28	52.78	70.87
2025/01/29	67.00	89.96
2024/02/03	52.93	71.07

OPTION EXPIRATION DATE	OPTION EXERCISE PRICE (U.S.$)	OPTION EXERCISE PRICE (C$)
2023/01/24	47.18	63.34
2022/01/26	38.19	51.27
2021/01/27	34.71	46.60
2020/01/28	25.62	34.40

COMPENSATION DISCUSSION AND ANALYSIS

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(3) The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in Canadian dollars is the difference between the closing share price of the common shares on December 31, 2016, on the TSX (C$90.36) and the exercise price. The value of unexercised in-the-money stock options at financial year-end for stock options granted to NEOs in U.S. dollars is the difference between the closing share price of the common shares on December 31, 2016, on the NYSE (U.S.$67.40) converted to Canadian dollars based on the December 31, 2016, exchange rate of U.S.$1 = C$1.3427 (i.e. U.S.$67.40 × 1.3427 = C$90.50) and the exercise price converted to Canadian dollars using this same exchange rate. Please refer to Note 2 of this table for additional details. This value has not been and may never be realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(4) Includes all PSUs outstanding on December 31, 2016, that have not vested on such date under the Share Units Plan. Payouts for these units are conditional upon meeting performance measures and a minimum share price condition that may or may not be achieved. For Mr. Cory, the value also includes the Company-matched DSUs outstanding on December 31, 2016 (1,181 units), that have not vested on such date under the VIDP. Under the plan, company-match DSUs vest over four years, at a rate of 25% per year.

(5) The value of outstanding share units awarded under the Share Units Plan in Canadian dollars is based on the closing price of the common shares on the TSX on December 31, 2016 (U.S.$90.36). The value of outstanding share units awarded under the Share Units Plan in U.S. dollars is based on the closing price of the common shares on the NYSE on December 31, 2016 (U.S.$67.40), converted to Canadian dollars based on the December 31, 2016, exchange rate of U.S.$1 = C$1.3427 (i.e., U.S.$67.40 × 1.3427 = C$90.50). The values assume that the target average relative TSR and ROIC objectives (i.e., 100%) and the minimum share price condition are met. In accordance with the plan, a performance vesting factor between 0% and 200% will apply to the awarded share units. For Mr. Cory, the value of the Company-matched DSUs awarded under the VIDP is based on the closing price of the common shares on the TSX on December 31, 2016, and is equivalent to C$106,738.

(6) Includes the value as at December 31, 2016 of the 2014 PSU awards granted under the Share Units Plan. The value is based on the closing price of the common shares on the TSX on December 31, 2016 (U.S.$90.36) for grants made in Canadian dollars and based on the closing price of the common shares on the NYSE on December 31, 2016 (U.S.$67.40) converted to Canadian dollars based on the December 31, 2016 exchange rate of U.S.$1 = C$1.3427 (i.e. U.S.$67.40 × 1.3427 = C$90.50) for grants made in U.S. dollars. The average ROIC for the period ended on December 31, 2016 was 17.05%, exceeding the target for the plan period. The performance vesting factor was therefore 150% and the minimum share price condition was also met. The 2014 PSU awards were equity-settled for all NEOs on February 24, 2017. Also includes the value as at December 31, 2016 of the DSUs that have vested under the terms of the VIDP and the Senior Executive Bonus Share Plan based on the closing share price of the Company's common shares on the TSX of C$90.36. Units held under these deferred compensation plans are only payable upon cessation of employment (please refer to page 62 for more details on the Company's Deferred Compensation Plans). The following table provides the breakdown, for each of the NEOs, of the market value of vested share-based awards that were not paid out or distributed on December 31, 2016:

NAME	2014 PSUs (C$)	ACCUMULATED DSUs (C$)	TOTAL (C$)
Luc Jobin	4,314,039	5,297,427	9,611,466
Claude Mongeau	14,184,201	38,442,875	52,627,076
Ghislain Houle	559,780	3,494,276	4,054,056
Michael Cory	1,026,247	2,169,313	3,195,560
Jean-Jacques Ruest	4,080,554	14,789,185	18,869,739
Sean Finn	3,498,199	–	3,498,199

(7) As per the Share Units Plan, the 2016 share-based award for Mr. Mongeau was forfeited upon his retirement on January 31, 2017.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the value from incentive plans vested or earned by NEOs under the Company's incentive plans, including the annual incentive bonus, PSUs, DSUs and stock options earned during the financial year ended December 31, 2016.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) (C$)	SHARE-BASED AWARDS – VALUE VESTED DURING THE YEAR(2) (C$)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR(3) (C$)
Luc Jobin	424,600	4,396,931	1,856,753
Claude Mongeau	1,156,050	14,184,201	2,156,967
Ghislain Houle	173,089	559,780	649,864
Michael Cory	102,034	1,132,985	705,124
Jean-Jacques Ruest	399,895	4,080,554	813,435
Sean Finn	360,684	3,498,199	709,838

(1) Represents the value of the potential gains from stock options granted under the Management Long-Term Incentive Plan in 2012, 2013, 2014, and 2015 that vested during the 2016 financial year. These grants all vest over four years, with 25% of stock options vesting on each anniversary date (see section "Management Long-Term Incentive Plan" starting on page 61 for a description of the Plan). The potential gains are calculated as the difference between the closing price of the common shares on each of the stock option grant anniversary dates in 2016 and the exercise price, converted to Canadian dollars when applicable using the exchange rate on such vesting date (see "Currency Exchange Information" on page 66). This value has not been, and may never be, realized. The actual gains, if any, will depend on the value of the common shares on the date of exercise.

(2) Includes PSUs granted in 2014 that vested on December 31, 2016 under the Share Units Plan and, for Mr. Jobin and Mr. Cory, the 25% of the Company-matched DSUs that vested on January 31, 2016 under the VIDP. The PSU values included in the table have been calculated by multiplying the number of units granted by the performance vesting factor of 150% and by the closing price of the common shares on December 31, 2016 on the TSX (C$90.36) for grants made in Canadian dollars and by the closing price of the common shares on the NYSE on December 31, 2016 (U.S.$67.40) converted to Canadian dollars based on the December 31, 2016 exchange rate of U.S.$1 = C$1.3427 (i.e. U.S.$67.40 × 1.3427 = C$90.50) for grants made in U.S. dollars. The 2014 PSU awards were equity-settled for all NEOs on February 24, 2017. Also includes the value as at December 31, 2016 of the DSUs that have vested under the terms of the VIDP based on the closing share price of the Company's common shares on the TSX of C$90.36.

(3) Represents the amount of bonus earned under the AIBP for the financial year ended on December 31, 2016.

COMPENSATION DISCUSSION AND ANALYSIS

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Incentive Plan Awards – Value of Exercised Stock Options and Performance Share Units Paid During the Year

The following table lists the number of shares acquired and the value realized as a result of stock options exercised by NEOs in 2016 as well as PSUs which vested on December 31, 2016. For stock options exercised, the value realized is calculated by multiplying the number of shares acquired by the difference between the exercise price and the market price of CN common shares on the exercise date.

	STOCK OPTIONS		PSUs	
NAME	NUMBER OF SHARES ACQUIRED ON EXERCISE	VALUE REALIZED ON EXERCISE (C$)	VALUE REALIZED ON DECEMBER 31, 2016 (C$)	TOTAL VALUE REALIZED (C$)
Luc Jobin	0	0	4,314,039	4,314,039
Claude Mongeau	548,000	28,604,886	14,184,201	42,789,087
Ghislain Houle	0	0	559,780	559,780
Michael Cory	0	0	1,026,247	1,026,247
Jean-Jacques Ruest	166,000	7,318,288	4,080,554	11,398,842
Sean Finn	86,420	1,890,618	3,498,199	5,388,817

Management Long-Term Incentive Plan

The Management Long-Term Incentive Plan was approved by the Company's shareholders on May 7, 1996, and amended on April 28, 1998; April 21, 2005; April 24, 2007; March 4, 2008; and, on January 27, 2015.

Eligible participants under the Plan are employees of the Company or its affiliates as determined by the Board of Directors. Grants cannot be made to non-employee directors under the Plan. The maximum number of common shares that may be issued under the Plan is 120,000,000. The following table provides information on the status of the reserve and the number of shares issued and issuable under the Plan, as at December 31, 2016.

Stock Options Outstanding and Available for Grant as of February 28, 2017

	NUMBER OF COMMON SHARES (#)	% OF OUTSTANDING COMMON SHARES
Stock options already granted and outstanding	6,095,607	0.80%
Stock options issuable under the Plan	16,407,983	2.16%
Shares issued following the exercise of stock options	97,496,410	12.82%

The following table presents information concerning stock options granted under the Plan as at December 31 of the years indicated below.

	2016	2015
Number of stock options granted during the year	**1,219,065**	852,943
Number of employees who were granted stock options	**185**	193
Number of stock options outstanding at year-end	**5,315,274**	5,863,991
Weighted average exercise price of stock options outstanding	**C$61.07**	C$53.43
Number of stock options granted as a % of outstanding shares	**0.16%**	0.11%
Number of stock options exercised	**1,619,735**	2,506,145

The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan, which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. The maximum number of common shares that may be issued to insiders, at any time, under all security-based compensation, cannot exceed 10% of the issued and outstanding common shares. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. As demonstrated in the previous table, the number of stock options granted is well below the 1% limitation. Stock options are non-transferable except, in certain circumstances, upon the death of the holder of such stock options.

Stock Option Features

GRANT CURRENCY	SAME CURRENCY AS THE RECIPIENT'S SALARY
Exercise Price	At least equal to the closing share price of the common shares on the TSX or the NYSE (depending on the grant currency) on the grant date.
Term	Ten years
Vesting Criteria	Stock options may become exercisable on the anniversary date ("conventional stock options") and/or upon meeting performance targets ("performance options") as established for each grant. Since 2005, grants have been of conventional stock options, which vest over four years, with 25% of stock options vesting on each anniversary.
Termination Conditions	Stock options shall be cancelled upon the termination of a participant's employment for cause or if the participant voluntarily terminates employment. In the event that a participant's employment is terminated by the Company other than for cause, all stock options held by such participant shall be cancelled three months after termination of the participant's employment. In the case of retirement, stock options are cancelled three years after the retirement date. In the event of a participant's death, all available stock options may be exercised by the estate within a period of twelve months. In the event non-compete, non-solicitation, confidentiality or other conditions of the grant are breached, stock options shall be forfeited and cancelled. These conditions are subject to the discretion of the Committee.

At the 2007 annual meeting, shareholders approved an ordinary resolution confirming the addition of new amendment provisions to the Plan. Such amendment provisions state that the Board of Directors or the Committee, as provided in the Plan or pursuant to a specific delegation and in accordance with applicable legislation and regulations, may amend any of the provisions of the Plan or suspend or terminate the Plan or amend the terms of any then outstanding award of stock options under the Plan ("Options") provided, however, that the Company shall obtain shareholder approval for:

(i) any amendment to the maximum number of common shares issuable under the Plan, except for adjustments in the event that such shares are subdivided, consolidated, converted or reclassified by the Company or that any other action of a similar nature affecting such shares is taken by the Company (a "Share Adjustment");

(ii) any amendment which would allow non-employee directors to be eligible for new awards under the Plan;

(iii) any amendment which would permit any Option granted under the Plan to be transferable or assignable other than by will or pursuant to succession laws (estate settlements);

(iv) the addition of a cashless exercise feature, payable in cash or common shares, which does not provide for a full deduction of the number of underlying shares from the Plan reserve;

COMPENSATION DISCUSSION AND ANALYSIS

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(v) the addition in the Plan of deferred or performance share unit provisions or any other provisions which result in participants receiving common shares while no cash consideration is received by the Company; (vi) any reduction in the exercise price of an Option after the Option has been granted to a participant or any cancellation of an Option and the substitution of that Option by a new Option with a reduced exercise price granted to the same participant, except in the case of a Share Adjustment; (vii) any extension to the term of an outstanding Option beyond the original expiry date, except in the case of an extension due to a blackout period; (viii) any increase to the maximum number of common shares that may be issued: a. under the Plan to any participant during any calendar year; or b. under the Plan and under any other plan to any participant; (ix) the addition in the Plan of any form of financial assistance and any amendment to a financial assistance provision, which is more favourable to participants. No amendment, suspension or termination shall, except with the written consent or the deemed consent of the participants concerned, affect the terms and conditions of Options previously granted under the Plan, unless the rights of the participants shall then have terminated in accordance with the Plan. On March 4, 2008, the Plan was amended to include a “double-trigger provision”. Pursuant to such provisions, provided that a proper substitute is granted, the vesting of non-performance-based stock options held by a participant would not accelerate upon a Change of Control, unless the participant is terminated without cause or resigns for good reason. Please refer to “Change of Control Provisions” on page 65 for more details on such amendment. On January 27, 2015, the Plan was amended to make certain changes to the retirement definition. Before January 27, 2015, the retirement definition of the Plan was based on the retirement definition of pension plans. All reporting and non-reporting Company insiders were subject to a retirement definition providing for a minimum retirement age of 55. The amended retirement definition maintains the retirement age at 55 and introduces a minimum continuous service condition of five (5) years to be eligible for continued vesting and exercise of stock options upon retirement. The plan amendment also provides the President and CEO with the option to waive or reduce, on an individual basis, the continuous service condition of five (5) years. The President and CEO may also reduce the retirement age condition to not lower than 55 years of age for Options granted prior to January 27, 2015. Deferred Compensation Plans The Voluntary Incentive Deferral Plan was introduced by the Company in 2002. This plan allows NEOs and other senior management employees to elect to defer up to 100% of their annual bonus into deferred share units (“DSUs”) remitted upon retirement or termination of employment. A DSU is equivalent to a common share of the Company and earns notional dividends, which are re-invested into additional DSUs, when cash dividends are paid on the Company’s common shares. The amount deferred is converted into a number of units at the deferral date, using the closing share price on the deferral date. Deferral elections are made at least six months prior to the end of the performance period of the incentive plan. The maximum total amount participants can defer to DSUs is equivalent to their ownership requirement under the Stock Ownership guidelines (see section on “Stock Ownership” under “Other Key Compensation Programs of the Company” on page 46 for a detailed description). The Company also credits a Company match equal to 25% of the number of DSUs resulting from an eligible deferral. These Company-matched DSUs vest over a period of four years (25% per year) from the deferral date. Due to its tax effectiveness and the additional match provided by the Company, this plan offers an opportunity for executives to increase their ownership in CN, linking their future returns to the share price performance. In October 2014, CN modified its Voluntary Incentive Deferral Plan to settle future award payouts in CN common shares purchased on the open market rather than cash. The changes will affect DSU awards made in 2016 or after. As a result, amounts deferred in DSUs after January 1, 2016 will be settled in shares upon retirement or termination (including vested Company-matched DSUs as well as notional dividends accrued over the deferral period and subject to mandatory waiting periods or monthly instalments for eligible U.S. taxpayers). Following the modification of the Voluntary Incentive Deferral Plan, executives, including NEOs and senior management employees, were offered a one-time election to settle past DSU awards in CN common shares purchased on the open market rather than cash and according to the plan terms. All NEOs have elected to convert their settlement in common shares purchased on the open market. No modification to the nature of the deferrals under both plans can be made, unless the Board of Directors approves an amendment to the plans. Employment Arrangements President and CEO Luc Jobin was appointed President and CEO of the Company effective July 1, 2016. The independent members of the Board of Directors, upon the recommendation of the Committee, approved, at its June 26, 2016, meeting, the terms and conditions of Mr. Jobin’s employment. Mr. Jobin’s employment as President and CEO is not for a fixed term; he serves at the will of the Board. The President and CEO is eligible for the same compensation, benefit plans and programs as the other executives except for the following: • Under the AIBP, his target payout is 120% of base salary with a payout ranging from 0% to 240%. Mr. Jobin is required to maintain a minimum level of stock ownership equivalent to five times his annual salary. He is also required to maintain this stock ownership level for one year following retirement. Mr. Jobin is limited to participating in only one outside public company board. • • Other NEOs The Company has not entered into written employment agreements with the other NEOs. It has only provided appointment letters setting forth general details of employment, which are all described in this Information Circular. 62 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS

Defined Contribution Pension Plan for Executives and Senior Management (“DCPP”) Mr. Jobin participates in the DCPP. The DCPP is a federally-registered defined contribution pension plan that was introduced for executives and senior management employees on January 1, 2006. For non-unionized employees other than executives and senior management, a separate defined contribution plan was also introduced on the same date. Executives and senior management employees hired prior to January 1, 2006, had a one-time opportunity to either join the DCPP or maintain participation in the CNPP and CNPPSM mentioned above. Messrs. Mongeau, Houle, Cory, Ruest and Finn elected to remain in the CNPP and CNPPSM. Executives and senior management employees hired on or after January 1, 2006, automatically join the DCPP. Executives participating in the DCPP contribute a specific percentage of their pensionable earnings into their account and the Company contributes the same percentage, subject to the maximum contribution imposed by the Canadian Income Tax Act (C$26,010 in 2016). The contribution percentage for executives depends on age and service as follows: % OF PENSIONABLE Pension Plan Benefits Canadian Pension Plans and Other Retirement Arrangements CN Pension Plan (“CNPP”) and CN Pension Plan for Senior Management (“CNPPSM”) Messrs. Mongeau, Houle, Cory, Ruest and Finn participate in the CNPP and CNPPSM, which are federally-registered defined benefit pension plans designed to provide retirement benefits based on pensionable years of service and highest average earnings. Highest average earnings are defined as the average pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is greater. Under the CNPP, pensionable earnings consist of base salary and overtime. Under the CNPPSM, pensionable earnings include base salary, overtime, and bonuses paid by the Company under the AIBP, up to the employee’s target level. In 2016, the aggregate annual retirement benefit payable under both plans is subject to a maximum of C$2,890 per year of pensionable service and is calculated as follows: • 1.7% of highest average earnings up to the average year’s maximum pensionable earnings (the “YMPE”) as defined under the Quebec/Canada Pension Plan, multiplied by the number of years of pensionable service (maximum 35 years) plus • 2.0% of highest average earnings in excess of the YMPE, multiplied by the number of years of pensionable service (maximum 35 years). Under both plans, if the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement from active employment, the participant is eligible to receive an immediate, unreduced pension, subject to Company consent. Retirement benefits vest immediately when participation begins. Special Retirement Stipend Executives and senior management employees who participate in the CNPP also participate in a non-registered, supplemental executive retirement program called the Special Retirement Stipend (the “SRS”). SRS participants enter into an agreement with the Company, which includes confidentiality, non-compete, and non-solicitation clauses. Messrs. Mongeau, Houle, Cory, Ruest and Finn have each signed an SRS agreement. The annual amount payable under the SRS equals 2% of the employee’s highest average earnings in excess of the average earnings that result in the maximum pension payable under the CNPP and CNPPSM (approximately C$152,366 in 2016), multiplied by the number of years of pensionable service (maximum 35 years). Earnings consist of base salary and bonuses paid by the Company under the AIBP, up to the employee’s target level. If the sum of the participant’s age and years of pensionable service is at least 85 and the participant is age 55 or over at the time of retirement, the participant is eligible to receive an immediate, unreduced SRS benefit, subject to the conditions set out in the agreement. SRS benefits for employees who entered into an SRS agreement prior to July 1, 2002, vest after two years of employment. For employees who entered into an SRS agreement on or after July 1, 2002, the SRS benefits become vested only if the employee remains in active service for two years and until the age of 55. SRS retirement benefits are paid out of operating funds and secured through a combination of letters of credit and other financial instruments. Mr. Mongeau’s annual benefit payable under the SRS is capped at U.S.$1,000,000 (C$1,342,700). POINTS (SUM OF AGE AND SERVICE) EARNINGS Up to 39 40–49 50–59 60 and above 6% 7% 8% 9% Pensionable earnings include base salary and bonuses payable under the AIBP up to the employee’s target level. All contributions vest immediately and are invested in various investment funds as selected by the participant. No withdrawals or distributions are permitted prior to employment termination. Defined Contribution Supplemental Executive Retirement Plan (“DC SERP”) Mr. Jobin participates in the DC SERP. The DC SERP is a non-registered defined contribution pension plan designed to provide executives and senior management employees with retirement benefits in excess of the Canadian Income Tax Act limit applicable to the DCPP described above. Once contributions have reached the limit prescribed by the Canadian Income Tax Act in the DCPP in a given year, an amount equal to employer and employee contributions in excess of the limit is gradually credited by the Company to a notional account under the DC SERP. These notional contributions vest after two years of employment. Employees do not contribute to the DC SERP. By default, notional contributions accrue investment credits using investment options as selected by the participant in the DCPP. However, participants can make a different investment election under the DC SERP. No withdrawals or distributions are permitted prior to employment termination. Effective January 1, 2011, the DC SERP was amended to include certain confidentiality, non-compete, non-solicitation, and other covenants as a condition of payment of retirement benefits accruing as of the effective date. 63 CN | Management Information Circular 2017 COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS

Defined Benefit Plans Table

The following amounts have been calculated using the actuarial assumptions disclosed in Note 12 — Pensions and Other Post-retirement Benefits, on page 71 of the 2016 Annual Report and in Note 12 — Pensions and Other Post-retirement Benefits, on page 70 of the 2015 Annual Report, available on the Company's website at **www.cn.ca** and on SEDAR at **www.sedar.com**. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize. Amounts shown in this table include pension benefits from the Company's defined benefit registered pension plans and non-registered supplemental pension arrangements for 2016 and are in Canadian dollars.

NAME	NUMBER OF YEARS OF CREDITED SERVICE (#)	ANNUAL BENEFITS PAYABLE		OPENING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION[4] (C$)	COMPENSATORY CHANGE[1] (C$)				NON-COMPENSATORY CHANGE[5] (C$)	CLOSING PRESENT VALUE OF DEFINED BENEFIT OBLIGATION[4] (C$)
		AT YEAR END[2] (C$)	AT AGE 65[3] (C$)		SERVICE COST	IMPACT OF SALARY/ BONUS	IMPACT OF PLAN CHANGES	TOTAL		
Claude Mongeau	22.75[6]	1,386,000[6]	1,386,000[6]	18,498,000	45,000	(38,000)	0	7,000	8,196,000[7]	26,701,000
Ghislain Houle	19.32	237,000	764,000	2,904,000	146,000	4,222,000[8]	0	4,368,000	240,000	7,512,000
Michael Cory	35.00	548,000	891,000	8,515,000	157,000	3,986,000[9]	0	4,143,000	369,000	13,027,000
Jean-Jacques Ruest	20.67	539,000	634,000	7,692,000	371,000	113,000	0	484,000	297,000	8,473,000
Sean Finn	23.00	566,000	720,000	8,371,000	359,000	(13,000)	0	346,000	351,000	9,068,000

(1) The change in present value that is attributable to compensation includes the service cost net of employee contributions, the impact of any increase in earnings in excess or below what was assumed and the impact of plan changes. The service cost net of employee contributions is the estimated value of the employer portion of benefits accrued during the calendar year.

(2) Annual benefits payable at year end represent accrued benefits as at December 31, 2016 (based on service and pay up to December 31, 2016), payable at age 65 or at unreduced retirement date, if earlier. Actual benefits payable at year end would have been reduced for employees not yet eligible for unreduced benefits.

(3) The projected pension is based on current compensation levels and assumes the executive will receive 80% of his target bonus for the years after 2016.

(4) The present value of the defined benefit obligation is the value of the benefits accrued for all service to the specified point in time.

(5) The impact on the present value at the end of 2016 relating to the non-compensatory change was mainly comprised of interest on the benefit obligation and changes in assumptions (namely, a decrease in the discount rate offset by a decrease in the currency exchange rate). It also includes the impact of the retirement of Mr. Mongeau.

(6) Mr. Mongeau retired effective January 31, 2017, with an annual pension of $1,386,000 (from registered plans and SRS). His service and benefits reflect one additional month of service for service rendered in January 2017, up to his actual retirement date.

(7) The non-compensatory change is mainly due to the experience loss arising from the fact that Mr. Mongeau retired earlier than expected and under a disability retirement, which provides for unreduced benefits, as calculated per plan provisions.

(8) Represents a one-time value increase as a result of Mr. Houle's appointment as Executive Vice-President and CFO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Houle will remain with CN and retire at a future date with higher projected pensionable earnings.

(9) Represents a one-time value increase as a result of Mr. Cory's appointment as Executive Vice-President and COO. The increase in present value is not immediately acquired and may or may not materialize. It is based on the assumption that Mr. Cory will remain with CN and retire at a future date with higher projected pensionable earnings.

Defined Contribution Plans Table

The table below includes amounts from the Company's registered and non-registered defined contribution plans.

NAME	ACCUMULATED VALUE AT START OF YEAR (C$)	COMPENSATORY AMOUNT[1] (C$)	NON-COMPENSATORY AMOUNT[2] (C$)	ACCUMULATED VALUE AT YEAR END (C$)
Luc Jobin[3]	1,410,619	305,588	117,683	1,833,890

(1) Represents employer contributions and notional contributions.

(2) Represents employee contributions and, if any, investment gains and losses and notional investment credits and losses.

(3) Mr. Jobin participates in the Defined Contribution Pension Plan and DC SERP.

Non-Registered Plans Table

The following table provides the total present value for CN's non-registered defined benefit and defined contribution plans. These amounts were determined using the actuarial assumptions disclosed in Note 12 — Pensions and Other Post-retirement Benefits, on page 71 of the 2016 Annual Report and in Note 12 — Pensions and Other Post-retirement Benefits, on page 70 of the 2015 Annual Report, available on the Company's website at **www.cn.ca** and on SEDAR at **www.sedar.com**. Amounts include the value of pension benefits for active, deferred and retired executive and senior management participants for 2016.

PLANS	OPENING PRESENT VALUE OF BENEFIT OBLIGATION (C$)	CLOSING PRESENT VALUE OF BENEFIT OBLIGATION (C$)
Non-Registered Defined Benefit Plans in Canada and U.S.	372,400,000	407,100,000[1]
Non-Registered Defined Contribution Plans in Canada and U.S.	4,200,000	4,900,000

(1) The increase in the present value at the end of 2016 was mainly due to benefit accruals, the decrease in the discount rate, and the plans' demographic experience. This was partially offset by a decrease in the currency exchange rate.

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Termination and Change of Control Benefits

The Company does not have contractual arrangements or other agreements in connection with termination, resignation, retirement, change of control or a change in responsibilities of an NEO, other than the conditions provided in the compensation plans, and summarized as follows:

	RESIGNATION	INVOLUNTARY TERMINATION	RETIREMENT	CHANGE OF CONTROL	TERMINATION FOR CAUSE
Annual Incentive Bonus Plan	Forfeits eligibility for the plan	Entitled to a bonus based on corporate and individual performance and pro-rated on active service in plan year	Entitled to a bonus based on corporate and individual performance and pro-rated on active service in plan year (minimum of three months), subject to providing a six-month notice period prior to retirement	No specific provision	Forfeits eligibility for the plan
Stock Options [1]	All stock options are cancelled	Continued vesting for three months Exercise of vested stock options within three months or otherwise forfeited	Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions Continued vesting for three years if the executive remains in continuous and active service until the last day of the year in which the grant was made Exercise of vested stock options within three years or otherwise forfeited	If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason [2] within two years of the Change of Control	All stock options are cancelled
Performance Share Units [1]	All PSUs are cancelled	Partial payout if performance measures are met and pro-rated based on active service during the plan period Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions	Full payout if performance measures are met and if the executive remains in continuous and active service until March 31 of the year following the year in which the grant was made Subject to respect of two-year non-compete, non-solicitation and confidentiality provisions	If proper substitute is granted, immediate vesting would occur only if participant is terminated without cause or resigns for good reason [2] within two years of the Change in Control	All PSUs are cancelled
Deferred Share Units	Payment of all vested units, including the vested Company-matched DSUs	Payment of all vested units, including the vested company-matched DSUs	Payment of all vested units, including the vested Company-matched DSUs	Immediate vesting of unvested Company-matched DSUs	Payment of all vested units, including the vested Company-matched DSUs
Registered Pension Plans	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits
Non-Registered Pension Plans and Arrangements [1]	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits	Payment of vested benefits, except for SRS benefits which are forfeited

(1) In the event of resignation, involuntary termination, retirement or change of control, the payment of awards or vested benefits is subject to certain non-compete, non-solicitation, non-disclosure of confidential information and other restrictive provisions as per the respective plan rules and arrangements.

(2) A resignation for good reason may take place only during the 24 months following a change of control if (i) the executive is required to relocate his or her office or home base to a location that is outside a 100-kilometer radius of his or her office or home base immediately prior to the change of control or (ii) the executive is assigned a set of responsibilities and/or the employment or continued employment of the executive on terms and conditions that are not the substantial equivalent of such executive's set of responsibilities and/or terms and conditions of employment in effect immediately prior to the change of control.

Involuntary Termination

In the event of an involuntary termination, an NEO would receive a severance amount generally in line with applicable legal requirements. No incremental amounts would be payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on this page.

Retirement

On December 31, 2016, Mr. Jobin was eligible for retirement under the defined contribution plans. Messrs. Ruest and Finn were also eligible for retirement but did not have sufficient service for unreduced retirement benefits under the defined benefit plans. Had Messrs. Jobin, Ruest, and Finn retired on December 31, 2016, no incremental amounts would have been payable. Share-based awards, option-based awards and other benefits will be treated according to the terms of the plans under which they were granted, as described in the summary Termination and Change of Control Benefits table on this page.

COMPENSATION DISCUSSION AND ANALYSIS

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Change of Control

The following table shows the incremental benefits that NEOs would have been entitled to had there been a change of control on December 31, 2016.

NAME	SHARE UNITS PLAN(1) (C$)	STOCK OPTIONS(1) (C$)	DEFERRED SHARE UNITS(2) (C$)	TOTAL (C$)
Luc Jobin	0	0	0	0
Claude Mongeau	0	0	0	0
Ghislain Houle	0	0	0	0
Michael Cory	0	0	106,738	106,738
Jean-Jacques Ruest	0	0	0	0
Sean Finn	0	0	0	0

(1) An NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

(2) An NEO would be eligible for immediate vesting of the unvested Company-matched deferred share units allocated to an executive following the deferral of compensation in previous years (see "Deferred Compensation Plans" section on page 62 for a description of the Voluntary Incentive Deferral Plan). The value shown is equal to the number of deferred share units that would vest multiplied by the closing share price of common shares on December 31, 2016 (C$90.36).

Currency Exchange Information

Compensation disclosed in the "Statement of Executive Compensation" section that is paid in U.S. dollars was converted to Canadian dollars using the following currency exchange rates:

	EXCHANGE RATE USED	ACTUAL RATE U.S.$1 = C$X	
Salary All other compensation	Average rate during the year	2016: 2015: 2014:	1.3248 1.2787 1.1045
Annual incentive bonus plan	When bonus is earned (i.e., December 31)	December 31, 2016: December 31, 2015: December 31, 2014:	1.3427 1.3840 1.1601
Pension value Value of unexercised in-the-money options Market value of share-based awards that have not vested Non-equity incentive plan compensation – Value earned during the year Termination scenarios – incremental costs	December 31 December 31 of prior year for pension value	December 31, 2016: December 31, 2015: December 31, 2014: December 31, 2013:	1.3427 1.3840 1.1601 1.0636
Option-based awards – Value vested during the year	Actual vesting date of the grants made on: January 29, 2015 February 3, 2014 February 19, 2013 January 24, 2013 January 26, 2012	 January 29, 2016: February 3, 2016: February 19, 2016: January 22, 2016: January 26, 2016:	 1.4006 1.3773 1.3769 1.4150 1.4075

COMPENSATION DISCUSSION AND ANALYSIS

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Other Information Securities Authorized for Issuance Under Equity Compensation Plans The table below indicates, as at December 31, 2016, certain information with respect to the Company’s management Long-Term Incentive Plan. NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (#) WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS (C$) EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN) (#) PLAN CATEGORY Equity compensation plans approved by security holders Equity compensation plans not approved by security holders 5,315,274 Nil 61.07 Nil 17,338,768 Nil TOTAL 5,315,274 61.07 17,338,768 Indebtedness of Directors and Executive Officers As of March 7, 2017, there was no outstanding indebtedness of current and former directors or officers of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise. Shareholder Proposals Shareholder proposals to be considered at the 2018 annual meeting of shareholders must be received at the head office of the Company no later than December 7, 2017, to be included in the Information Circular for such annual meeting. Interest of Informed Persons and Others in Material Transactions The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries. Availability of Documents The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained on request from the Corporate Secretary of the Company by calling (514) 399-7091 or Investor Relations at (514) 399-0052. Approval The Board of Directors of the Company has approved the contents of this Information Circular and its sending to the shareholders. Sean Finn Executive Vice-President Corporate Services and Chief Legal Officer and Corporate Secretary March 7, 2017 67 CN | Management Information Circular 2017 OTHER INFORMATION

Schedule “A” – Mandate of the Board The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time. Meetings of the Board are held at least seven times a year and as necessary. As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities: A. Approving CN’s Strategy • adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management. B. Assessing and Overseeing the Succession Planning of Executive Management C. Monitoring Corporate Governance Issues and Board Renewal • monitoring the size and composition of the Board to favour effective decision-making; taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN; monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback; taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver; ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration; approving the list of Board nominees for election by shareholders and filling Board vacancies; adopting and reviewing orientation and continuing education programs for directors; overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group; and ensuring a Board succession and renewal plan is in place. • • • • • • • appointing executive management and monitoring the President and Chief Executive Officer (the “President and CEO”) and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually the President and CEO and executive management compensation; ensuring that an appropriate portion of the President and CEO and executive management compensation is tied to both the short-and longer-term performance of CN; and taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence. • • D. Monitoring Financial Matters and Internal Controls • • monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing: (i) the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure; (ii) the review of the Audit Committee on external auditors’ independence and qualifications; (iii) the performance of CN’s internal audit function and of CN’s external auditors; and (iv) CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security); ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business and financial strategy; and adopting communications and disclosure policies and monitoring CN’s investor relations programs. • • • 68 CN | Management Information Circular 2017 SCHEDULE “A”

E. Monitoring Pension Fund Matters • monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”); and approving the annual budget of the Investment Division of CN’s Pension Trust Funds. Monitoring Environmental, Safety and Security Matters monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices. • F. • The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not independent, an executive session including only independent directors is held regularly. Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request. The Board annually reviews the adequacy of its mandate. 69 CN | Management Information Circular 2017 SCHEDULE “A”

Schedule “B” – Reports of the Committees The following are reports of each Board committee as of December 31, 2016. These reports provide details on the activities of each committee but are not meant to be exhaustive. Report of the Audit Committee Members: D.J. Carty (Chair), G.D. Giffin, E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, R.L. Phillips, L. Stein 2016 HIGHLIGHTS In 2016, the Audit Committee, in accordance with its mandate: Financial Information • discussed, approved and oversaw the disclosure of all audit, review and attest services provided by the external auditors; determined which non-audit services the external auditors are prohibited from providing, and pre-approved and oversaw the disclosure of permitted non-audit services by the external auditors to the Company, in accordance with applicable laws and regulations; reviewed the formal statement from the external auditors confirming their independence and reviewed hiring policies for employees or former employees of the Company’s external auditors; reviewed the external auditors observations on capital; and held in camera meetings with external auditors. • reviewed and approved annual and quarterly results, Management’s Discussion and Analysis and the earnings press releases of the Company; reviewed the independent auditors’ reports of the external auditors on the consolidated financial statements and the internal controls over financial reporting of the Company, and on the financial statements of CN’s Pension Trust Funds; reviewed financial information contained in the Annual Information Form, the Form 40-F and other reports requiring Board approval; reviewed and approved the Audit Committee Report and other information appearing in the Management Information Circular; reviewed analysis and communications materials prepared by management, the internal auditors or external auditors setting forth any significant financial reporting issues; reviewed the compliance of management’s certification of financial reports with applicable legislation; reviewed, with the external auditors and management, the quality, appropriateness and disclosure of the Company’s critical accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto; reviewed judgments made in connection with the preparation of the financial statements, if any, including analyses of the effect of alternative generally accepted accounting principles and/or methods; reviewed with external auditors and management, changes in accounting for CN’s pension plans and other postretirement benefits; and held in camera meetings with management. • • • • • • • Risk Management • • reviewed the Company’s risk assessment and risk management policies including information technology risk management, and Business Interruption management; and assisted the Board with the oversight of the Company’s compliance with applicable legal and regulatory requirements. • • • Internal Control • received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control; reviewed procedures established for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters; and reviewed minutes of the Corporate Disclosure Committee meetings. • • • • Committee Performance • • reviewed the processes in place to evaluate the performance of the Audit Committee; and reviewed and approved a forward-looking agenda for the Committee. Internal Auditors • reviewed and approved the internal audit plan and Internal Audit Charter; monitored the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members; and held in camera meetings with the Chief, Internal Audit. • • Other • made recommendations to the Board with respect to the declaration of dividends; monitored the tax affairs of the Company; and reviewed, on a quarterly basis, expense reports of the Chair of the Board and the President’s Office. • • • External Auditors • • reviewed and approved the results of the external audit; recommended to the Board the appointment and terms of engagement of the Company’s external auditors; evaluated, remunerated and monitored the qualifications, performance and independence of the external auditors; Submitted by the members of the Audit Committee. • 70 CN | Management Information Circular 2017 SCHEDULE “B”

Report of the Finance Committee Members: K.G. Lynch (Chair), E.E. Holiday, V.M. Kempston Darkes, J.E. O’Connor, L. Stein 2016 HIGHLIGHTS In 2016, the Finance Committee, in accordance with its mandate: Financial Policies Financial Activities • provided oversight with respect to CN’s capital structure, cash flows and key financial ratios; made recommendations to the Board with respect to the Company’s financial policies and financial matters affecting the Company; reviewed policies with respect to distributions to shareholders, including policies on dividends, and policies regarding financial risk management, short-term investment and credit; and reviewed the Company’s credit ratings and monitored the Company’s activities with respect to credit rating agencies. • recommended decisions related to indebtedness of the Company, as well as loans, guarantees or extension of credit; reviewed Treasury and transactional activities; recommended decisions related to derivative financial instruments; reviewed and recommended a new share repurchase program and related progress reports; reviewed and recommended the Company’s Capital Budget; reviewed, recommended and monitored significant capital and other expenditures, such as the investment for the implementation of Positive Train Control, major sales transactions and rail structuring projects, material purchases of products and services, as well as projected and actual returns from investments; and oversaw post-completion audits of significant capital projects approved by the Board carried out by the internal auditors, and reviewed their reports. • • • • • • • • Financing • reviewed the Company’s liquidity position, including the Company’s capital expenditures, capital structure, financing plan and short-term investments; reviewed and recommended the increase of the Company’s commercial paper program; reviewed and recommended the extension and increase of CN’s Revolving Credit facility; reviewed the extension of CN’s accounts receivable securitization program; and approved public debt offerings of $U.S.500 million 2.75% Notes due 2026 and $U.S.650 million 3.20% Notes due 2046. • • Committee Performance • • reviewed the processes in place to evaluate the performance of the Finance Committee; assessed the adequacy of the Finance Committee’s Charter and made a report thereon to the Board; and reviewed and approved a forward-looking agenda for the Committee. • • • • Other • benchmarked quarterly results to those of other major railways. Submitted by the members of the Finance Committee. 71 CN | Management Information Circular 2017 SCHEDULE “B”

Report of the Corporate Governance and Nominating Committee Members: D. Losier (Chair), D.J. Carty, V. M. Kempston Darkes, K.G. Lynch, R. Pace, R.L. Phillips 2016 HIGHLIGHTS In 2016, the Corporate Governance and Nominating Committee, in accordance with its mandate: Composition of the Board and its Committees Corporate Governance Initiatives • reviewed the size and composition of the Board and assisted the Board in determining Board Committee size, composition and mandate; reviewed directors’ independence and financial literacy; reviewed criteria for selecting directors and assessed the competencies and skills of the Board members in relation to the Company’s circumstances and needs; identified candidates qualified to become Board members, and recommended director nominees for the next annual meeting of shareholders; and reviewed director succession and board renewal in light of upcoming director retirements and evergreen list. • reviewed and recommended changes to the Company’s corporate governance guidelines and monitored disclosure of such guidelines in accordance with applicable rules and regulations; led the review of the Company’s Corporate Governance Manual, including recommending to the Board an update to include recent best practices; reviewed, monitored and oversaw compliance with CN’s Code of Business Conduct; reviewed adherence to the Company’s Aircraft Utilization Policy; monitored developments, proposed rule changes and amendments to securities laws, disclosure and other regulatory requirements; reviewed the Management Information Circular; reviewed the Annual Report; reviewed the annual report of CN’s Ombudsman; recommended to the Board a date and location for the annual meeting of shareholders; monitored the Company’s Corporate Disclosure and Communications Policy and the Investor Relations Program and reviewed feedback from shareholders and shareholder associations; and assisted the Board with the oversight of the Company’s corporate governance and monitored legal and regulatory requirements, as well as best practices. • • • • • • • • • • • • Performance of the Board and its Committees • reviewed the performance of the Board, Board Committees, Board and Committee Chairs and Board members, including reviewing the Board, Committee, and Chair evaluation process, including hiring an independent third party to conduct a director peer review process, and the development of Management Information Circular questionnaires. Director Compensation • reviewed the compensation of Board members. Continuing Education for Directors • • • monitored and reviewed the Company’s orientation and continuing education programs for directors. Committee Performance • reviewed the processes in place to evaluate the performance of the Corporate Governance and Nominating Committee; and • reviewed and approved a forward-looking agenda for the Committee. Submitted by the members of the Corporate Governance and Nominating Committee. 72 CN | Management Information Circular 2017 SCHEDULE “B”

Report of the Human Resources and Compensation Committee Members: G.D. Giffin (Chair), D.J. Carty, E.E. Holiday, D. Losier, K.G. Lynch, J.E. O’Connor, R.L. Phillips, L. Stein 2016 HIGHLIGHTS In 2016, the Human Resources and Compensation Committee, in accordance with its mandate: Succession Planning Executive Compensation Disclosure • reviewed the mechanisms in place regarding succession planning for executive management positions, including that of the President and CEO; reviewed the leadership team assessment, including in-depth functional talent reviews; and reviewed the succession plan for management put into place by the President and CEO, including processes to identify, develop and retain the talent of outstanding officers. • produced for review and approval by the Board a report on executive compensation for inclusion in the Management Information Circular. • Compensation Philosophy • monitored the compensation philosophy and policy that rewards the creation of shareholder value and reflects the appropriate balance between the short-and longer-term performance of the Company; and monitored the Company policy relating to the positioning of total direct compensation for executives. • • President and CEO Compensation • reviewed corporate goals and objectives relevant to the President and CEO, evaluated his mid-year and annual performance based on those goals and objectives and recommended compensation based on this evaluation, for approval by the Independent Board members; and • developed performance objectives in conjunction with the President and CEO. Appointment of Executive Management • recommended the appointment of executive management and approved the terms and conditions of their appointment and termination or retirement. Executive Compensation Pension Plans • reviewed and monitored the financial position of CN’s pension plans; and reviewed and recommended Pension Plan amendments. • Human Resources Initiatives • • • • reviewed changes to the annual incentive bonus plan design; closely monitored the labour negotiation process; monitored pension and strategic labour and social issues; reviewed and discussed strategies for hiring, training, engaging, and developing talent; and reviewed and discussed strategies for workforce planning. • • reviewed the validity of the Company’s benchmark group used in determining the compensation of executives; reviewed the evaluation of executive management’s performance and recommended to the Board executive management’s compensation; examined and reviewed each element of executive compensation and reported on compensation practices; monitored any potential risks that could arise from CN’s compensation programs and practices, while ensuring proper risk identification and mitigation practices were in place; reviewed performance of NEOs and the Company’s annual performance as measured under the AIBP; closely monitored bonus outlook, as well as PSU vesting outlook; and reviewed and recommended proposed bonus targets and performance targets related to PSUs. Committee Performance • • reviewed the processes in place to evaluate the performance of the Human Resources and Compensation Committee; reviewed and approved a forward-looking agenda for the Committee; and retained the service of independent compensation advisors to help it carry out its responsibilities and approved appropriate fees for such services. • • • • Submitted by the members of the Human Resources and Compensation Committee. • • • 73 CN | Management Information Circular 2017 SCHEDULE “B”

Report of the Environment, Safety and Security Committee Members: V.M. Kempston Darkes (Chair), D.J. Carty, J.E. O’Connor, R. Pace, R.L. Phillips, L. Stein 2016 HIGHLIGHTS In 2016, the Environment, Safety and Security Committee, in accordance with its mandate: Environmental, Health and Safety Audits Environmental Investigations and Judgments • oversaw the development and implementation of environmental, safety and security policies, procedures and guidelines; reviewed environmental, health and safety audits and assessments of compliance, taking reasonable steps to ensure that the Company is exercising due diligence; oversaw the review of the Company’s safety management systems and related management action plans; reviewed the Company’s business plan to ascertain that environmental, safety and security issues are taken into consideration; ensured appropriate employee training standards and communications are developed and implemented; and reviewed all significant safety and security matters. • reviewed reports in respect of all significant notices, complaints, investigations and proceedings by governmental authorities, and all significant judgments and orders in respect of environmental, safety and security matters. • Other • • reviewed Canadian and U.S. environmental and safety, legal and regulatory developments of importance to the Company; monitored results from various security initiatives and use of technology in risk mitigation; and reviewed industry safety and security matters related to crude oil rail transportation. • • • • Committee Performance • reviewed the processes in place to evaluate the performance of the Environment, Safety and Security Committee. Submitted by the members of the Environment, Safety and Security Committee. • Accounting Accrual • monitored accounting accrual for environmental costs in conjunction with the Audit Committee. Report of the Strategic Planning Committee Members: J.E. O’Connor (Chair), D.J. Carty, G.D. Giffin, E.E. Holiday, L. Jobin, V.M. Kempston Darkes, D. Losier, K.G. Lynch, R. Pace, R.L. Phillips, L. Stein 2016 HIGHLIGHTS In 2016, the Strategic Planning Committee, in accordance with its mandate: Strategic Direction Committee Performance • focused on financial and strategic issues, including the review of key assumptions underlying the business plan; reviewed and approved the Company’s strategic direction, including its business plan and capital budget; and obtained regular briefings and presentations on strategic and financial issues. • reviewed the processes in place to evaluate the performance of the Strategic Planning Committee. Submitted by the members of the Strategic Planning Committee. • • 74 CN | Management Information Circular 2017 SCHEDULE “B”

Report of the Investment Committee of CN’s Pension Trust Funds Members (1): E.E. Holiday (Chair), G.D. Giffin, D. Losier, K.G. Lynch 2016 HIGHLIGHTS In 2016, the Investment Committee of CN’s Pension Trust Funds, in accordance with its mandate: Investment Division Committee Performance • reviewed the processes in place to evaluate the performance of the Investment Committee of CN’s Pension Trust Funds. Submitted by the members of the Investment Committee of CN’s Pension Trust Funds. • reviewed the activities of the CN Investment Division and advised the Investment Division on investment of assets of CN’s Pension Trust Funds in accordance with applicable policies and procedures; reviewed and approved the Statement of Investment Policies and Procedures for CN’s pension plans; reviewed and approved the Investment Strategy of the CN Investment Division; reviewed and approved the CN Investment Incentive Plans and any award payouts thereunder; and reviewed and approved the annual budget of the CN Investment Division. • • • • Report of the Donations and Sponsorships Committee Members (1): L. Jobin (Chair), G.D. Giffin, D. Losier, R. Pace 2016 HIGHLIGHTS In 2016, the Donations and Sponsorships Committee, in accordance with its mandate: Donations and Sponsorship Strategy Committee Performance • reviewed committee mandate and processes in place to evaluate the performance of the Donations and Sponsorships Committee. Submitted by the members of the Donations and Sponsorships Committee. • reviewed and approved the general donations and sponsorships strategy and goals of the Company; reviewed and approved the budget for donations and sponsorships; and reviewed the Railroaders in the Community Program. • • Donations and Sponsorship Requests • reviewed donation requests and approved selected donations by the Company, including those having a total cost of more than $100,000; recommended to the Board for approval sponsorships by the Company, including those having a total cost of more than $500,000; and reviewed reports from the Vice-President, Public and Government Affairs concerning sponsorships having a total cost of more than $100,000 and donations of more than $50,000 and on other matters. • • (1) The Investment Committee of CN’s Pension Trust Funds and the Donations and Sponsorships Committee are mixed committees composed of members of the Board of Directors as well as officers of the Company (not shown here). 75 CN | Management Information Circular 2017 SCHEDULE “B”

Schedule “C” – Additional Audit Committee Disclosure National Instrument 52-110 — Audit Committees (“NI 52-110”) of the CSA requires issuers to include the charter of their audit committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. We comply with the requirements regarding composition and responsibilities, as summarized hereinafter, and we refer to our Annual Information Form — section “9.2 Audit Committee Disclosure” and “Schedule A” — available on SEDAR at www.sedar.com and on our website at www.cn.ca, under Investors for a description of the education and relevant experience of the Audit Committee members and with regards to the charter of our Audit Committee. Composition of the Audit Committee The Audit Committee is composed of seven independent directors, namely, Donald J. Carty, Chair of the Committee, Ambassador Gordon D. Giffin, Edith E. Holiday, V. Maureen Kempston Darkes, James E. O’Connor, Robert L. Phillips and Laura Stein. The Chair of the Human Resources and Compensation Committee, Mr. Giffin, is a required member of the Audit Committee, as provided for in the charter of the Audit Committee. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company. Mandate of the Audit Committee As further described below, the Audit Committee’s responsibilities can be divided into four categories: Monitoring Risk Management and Internal Controls The Audit Committee is responsible for periodically receiving management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control. The mandate of the Audit Committee also provides that the Audit Committee must review CN’s risk assessment and risk management policies. The Audit Committee is also responsible for assisting the Board with the oversight of CN’s compliance with applicable legal and regulatory requirements. Additionally, the mandate of the Audit Committee provides that the Audit Committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, or employee concerns regarding accounting or auditing matters, while ensuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca, under Delivering Responsibly/Governance for more details on these procedures. Monitoring Internal Auditors The Audit Committee is responsible for ensuring that the Chief, Internal Audit reports directly to the Audit Committee, and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members. It further annually reviews the internal audit plan and ensures that the internal auditors are accountable to the Audit Committee. Monitoring External Auditors The mandate of the Audit Committee states that the Audit Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence. The Audit Committee is also in charge of approving and overseeing the disclosure of all audit, review and attestation services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors. The Audit Committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including disagreements, if any, with management and the resolution thereof). The Audit Committee also reviews at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence. The mandate of the Audit Committee also provides that the Audit Committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors. Furthermore, the mandate of the Audit Committee states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the Board Chair. The Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant to its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required. • • • • overseeing financial reporting; monitoring risk management and internal controls; monitoring internal auditors; and monitoring external auditors. Overseeing Financial Reporting The mandate of the Audit Committee provides that the Audit Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including the Company’s Management’s Discussion and Analysis disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the Audit Committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Audit Committee is also responsible for reviewing the financial information contained in the Annual Information Form and other reports or documents, financial or otherwise, requiring Board approval. Furthermore, the Audit Committee is in charge of reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any issue identified by the external auditors and any significant recommendations relating thereto. 76 CN | Management Information Circular 2017 SCHEDULE “C”

The Audit Committee met five (5) times in 2016 and held in camera sessions at each meeting. The report of the Audit Committee, set forth in Schedule “B” of this Information Circular, outlines the major subject areas reviewed by the Committee during the year, in compliance with its mandate. Non-Audit Services The mandate of the Audit Committee provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. CN’s Audit Committee and the Board of Directors have Based on this review and these discussions, the Audit Committee recommended to the Board that the Company’s audited consolidated financial statements be filed with Canadian securities regulators and be included in the Company’s annual report on Form 40-F for the year ended December 31, 2016 filed with the SEC. Education and Relevant Experience of the Audit Committee Members The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and experience. As required in the charter of the Audit The external auditors are prohibited from providing certain non-audit services. adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including All members of the Audit Committee are financially literate and several members are audit committee financial experts. Committee, all members of the Audit Committee are financially literate, as such term is defined under Canadian securities laws and regulations and the NYSE Standards, and several members of the Committee meet all criteria to be designated as “audit committee financial bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment advisor, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee. Audit Committee Report Regarding Internal Control Over Financial Reporting The Audit Committee periodically received management’s report assessing the adequacy and effectiveness of our disclosure controls and procedures and systems of internal control in respect of the 2016 fiscal year. The Company’s external auditors, KPMG LLP, are responsible for performing an independent audit of our consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (“PCAOB”) in the U.S., and an independent audit of the effectiveness of internal controls over financial reporting, in accordance with the standards of the PCAOB. These audits serve as a basis for KPMG LLP’s opinions addressing whether the consolidated financial statements fairly present our financial position, results of operations, and cash flows in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”). The Audit Committee has discussed with KPMG LLP the matters required to be discussed by the PCAOB Auditing Standards No. 16 (Communication With Audit Committees) and Chartered Professional Accountants of Canada (“CPA”) Handbook — Assurance Section 260 (Communications With Those Charged With Governance) including matters relating to the conduct of the audit of our financial statements and the assessment of the effectiveness of our internal control over financial reporting under section 404 of the Sarbanes-Oxley Act. KPMG LLP provided the Committee with written disclosures and the letter required by Rule 3526 of the PCAOB. The Audit Committee has discussed with KPMG LLP the firm’s independence from the Company. A formal written statement describing all relationships between KPMG LLP and the Company was remitted to the Audit Committee and it includes a written confirmation that KPMG LLP are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and are independent public accountants with respect to the Company within the meaning of all relevant U.S. professional and regulatory standards, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley Act, and Rule 3520 of the PCAOB. expert” under the rules of the SEC. The Board has made such determination based on the education and experience of each Committee member. In determining if a director is an “audit committee financial expert”, the Board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions. The NYSE corporate governance rules require that if an audit committee member serves simultaneously on the Audit Committee of more than three public companies, the Board must determine and disclose that this simultaneous service does not impair the ability of the member to effectively serve on the Audit Committee. In addition to serving on the Audit Committee of CN, Mr. Phillips serves on the audit committees of the following public companies: Canadian Western Bank, MacDonald Dettwiler & Associates Ltd. and Precision Drilling Corporation. The Corporate Governance and Nominating Committee and the Board have reviewed Mr. Phillips’ Audit Committee service commitments and have concluded that such other audit committee services in no way impair his ability to effectively serve on the Audit Committee of CN. In addition, Mr. Phillips will not be standing for re-election as a director of Precision Drilling Corporation at its annual shareholders meeting in May 2017. 77 CN | Management Information Circular 2017

Go Paperless Enroll now for e-delivery of your next shareholder information package. See the information in this package for easy steps to enroll. The Forest Stewardship Council® (FSC®) is an international certification and labeling system for products that come from responsibly managed forests, and verified recycled sources. Under FSC certification, forests are certified against a set of strict environmental and social standards, and fibre from certified forests is tracked all the way to the consumer through the chain of custody-certification system. CN shows its concern for protecting the environment through the use of FSC-certified paper Printed in Canada

Item 3.

. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 Security Class 123 Holder Account Number C1234567890 X X X Fold Form of Proxy - Annual Shareholder Meeting to be held on Tuesday, April 25, 2017 Notes to Proxy 1. Every shareholder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This form of proxy should be signed in the exact manner as the name appears on the proxy. 4. This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular. 5. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 6. The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted “FOR” items 1, 2 and 3 and in favour of Management’s proposals generally. Fold Proxies submitted must be received by 5:00 p.m. (Eastern Daylight Time), on April 24, 2017. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! . . To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free • Go to the following web site: www.investorvote.com • Smartphone: Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 01AN5B

MR SAM SAMPLE

C1234567890

XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: Robert Pace, or failing him, Luc Jobin,

OR

Print the name of the person you are appointing if this person is someone other than the Chair of the Board or the President and Chief Executive Officer of the Company,

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held at The Hotel Saskatchewan, 2125 Victoria Avenue, Regina, Saskatchewan (Canada) on Tuesday, April 25, 2017, at 9:00 a.m. (Central Standard Time) and at any adjournment thereof.

The Board of Directors and Management recommend that shareholders **VOTE FOR** items 1, 2 and 3 below:

1. Election of Directors

	For	Withhold
01. Shauneen Bruder	☐	☐
02. Donald J. Carty	☐	☐
03. Ambassador Gordon D. Giffin	☐	☐
04. Julie Godin	☐	☐
05. Edith E. Holiday	☐	☐
06. Luc Jobin	☐	☐
07. V. Maureen Kempston Darkes	☐	☐
08. The Hon. Denis Losier	☐	☐
09. The Hon. Kevin G. Lynch	☐	☐
10. James E. O'Connor	☐	☐
11. Robert Pace	☐	☐
12. Robert L. Phillips	☐	☐
13. Laura Stein	☐	☐

Fold

2. Appointment of Auditors

Appointment of KPMG LLP as Auditors.

For ☐ Withhold ☐

3. Non-binding Advisory Vote on Executive Compensation

Non-binding advisory resolution to accept the approach to executive compensation disclosed in the accompanying Management Information Circular, the full text of which resolution is set out on p. 9 of the accompanying Management Information Circular.

For ☐ Against ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by the Board of Directors and Management.**

Signature(s)

Date

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Quarterly reports

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01AN6E

Item 4

Innovation in motion 2016 ANNU AL REPOR T

CONTENTS

I A Message from the Chairman
II A Message from the President and CEO
IV Innovation in Motion:
Innovation Helping CN Deliver Safely
Innovating with Grain Customers
Innovation is Part of the Climate Solution
Innovation in Corporate Governance
VIII Board of Directors

FINANCIAL SECTION
1 Selected Railroad Statistics – unaudited
2 Management's Discussion and Analysis
51 Management's Report on Internal Control over Financial Reporting
52 Report of Independent Registered Public Accounting Firm
54 Consolidated Financial Statements
58 Notes to Consolidated Financial Statements
93 Shareholder and Investor Information

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (GAAP).

Certain statements included in this annual report constitute "forward-looking statements" within the meaning of the *United States Private Securities Litigation Reform Act of 1995* and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation; currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to "Management's Discussion and Analysis" in CN's annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN's website, for a description of major risk factors.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

As used herein, the word "Company" or "CN" means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

OVAT O SSAGE FRO OT O T A CHA MA culture. This commitment touches every aspect of what we do, from governance to environmental protection. We are also committed to making the communities in which we operate better places to live and work. I’m proud that CN has received many accolades for its outstanding corporate governance. IR Magazine, for example, has given its annual Best Corporate Governance Award to CN several times. CN was also recognized in the Globe and Mail’s annual review of corporate governance practices in Canada, where we ranked first in the industrials group. As well, we received the award for Best Overall Corporate Governance from the Governance Professionals of Canada. CN’s sustainability practices have earned it a place among the world’s best for several years running. For example, CN is consistently listed on the Dow Jones Sustainability World Index, which includes an assessment of CN’s governance practices. CN has also been recognized for climate change transparency by repeatedly earning a position on CDP’s exclusive ‘A List’. Additionally, CN has been ranked one of the “Best 50 Corporate Citizens in Canada” by Corporate Knights. The Board is proud of all that CN accomplished in 2016 and we look forward to continued success in 2017 and beyond. Dear fellow shareholders 2016 was a great year for CN and its shareholders despite significant economic and volume challenges. Our 23,000 employees broke many performance records due to the unwavering focus of this great group of railroaders on operational efficiencies and unparalleled customer service and I want to personally thank every one of them. As a result, CN generated record free cash flow and the Board announced our 22nd annual increase in our dividend. This year will also be remembered as a year of change. The CN Board has always taken great pride in our focus and attention on succession planning and so we were gratified by the smooth transition from Claude Mongeau to Luc Jobin as our new CEO. We are all grateful to Claude for his remarkable service and dedication to CN, particularly as CEO, and look forward to Luc’s inspired leadership and capacity to innovate, which will maintain our position as North America’s most efficient, customer-centric and profitable railroad. Luc and his senior leadership team are well prepared to bring CN’s agenda of supply chain innovation as well as operational and service excellence to the next level. In addition to leading the North American rail industry and helping our customers succeed, running a safe railroad and being a responsible corporate citizen are at the core of CN’s business Sincerely, Robert Pace D COMM C M Chairman of the Board CN | 2016 Annual Report I

INNOVATION IN MOTION
A MESSAGE FROM THE PRESIDENT AND CEO



Dear fellow shareholders I am honoured to have received the full confidence of the Board of Directors to lead our great company. The leadership team and I plan to build on the momentum of our 20-year tradition of continuous improvement with a view to accelerating the pace of innovation. Like safety, innovation is the responsibility of all employees. With everyone pulling together, we will continue to grow this organization into a leading North American transportation and logistics company.

> "... CN is adapting to demanding market conditions, seizing opportunities every day and positioning for the future."

We took a big step in that direction in 2016. Once again, the best team of railroaders in the business delivered another year we can all be proud of, both financially and operationally. CN has proven its ability to deliver solid results in good and bad times. Once again, our performance continues to show how CN is adapting to demanding market conditions, seizing opportunities every day and positioning for the future.

2016 was challenging from a revenue and volume standpoint, and we completed the year with revenues slightly above $12 billion, or five per cent lower than 2015. The decrease in revenues was mainly attributable to weak commodity markets, including crude oil, coal and frac sand. Despite that challenge, we achieved adjusted diluted earnings per share growth of three per cent to $4.59[1]. We also delivered a record-breaking annual operating ratio of 55.9 per cent. That's 230 basis points better than last year's record. It's not easy to achieve this level of industry-leading results, and the entire CN team deserves credit. These excellent results reaffirm our supply chain approach, which produces premium service at low incremental cost by coordinating with our customers to understand their total needs and tailoring our operations to efficiently meet them. One example is the progress we've made serving our grain customers.

In terms of operating performance in 2016, we delivered outstanding results despite more difficult winter weather in December than in 2015. Many of our key operating metrics broke records.

---

1. See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.

II CN | 2016 Annual Report

We accomplished this by continuing to balance operational and service excellence without undermining our ability to grow as the market improves. I’m pleased to report that we also made progress in 2016 towards our goal of being the safest railroad in North America. Both of our key accident ratios improved compared to 2015. This is very encouraging for all of us, but we need to intensify our focus in 2017 to continue moving in the right direction. One initiative that will surely help in 2017 is the additional training that over 15,000 CN employees received since the fall of 2016 on Looking Out For Each Other, a safety mindset that teaches how to speak up in a constructive way if we spot any unsafe behaviour at work. CN was able to deliver excellent results on almost all fronts in 2016 because of the way we are able to simultaneously focus on two tracks. The first track is about the day-to-day management of our business. We focus intently on our metrics. Our attention to detail is spot-on and continuous improvement enables us to meet the needs of our customers efficiently. The other track is our line to the future. We invest time, effort and capital to create more efficient solutions for our customers with a view to the long term. This track is guiding us toward an innovation-friendly environment. For example, in recent years CN has invested heavily to allow for more efficient long-train operations by acquiring new AC-traction locomotives, expanding use of distributed power, building longer sidings, and increasing the strength of the rail bed. We also work with our customers to ensure we’re all on the same page, sharing data, and finding new solutions every day. More than supply chain collaboration, that’s real supply chain innovation. I’m optimistic about CN’s prospects for 2017. It’s encouraging that the worst of the market correction in several commodity sectors appears to be behind us. North American economic conditions are improving with favourable consumer confidence, which should support progress in many sectors. In addition, we are leveraging our superior service to continue to gain market share in key customer service-sensitive markets. We remain committed to reinvesting in the business for the long run with a capital envelope of $2.5 billion for 2017, out of which we plan to allocate $1.6 billion to our basic track infrastructure supporting our safety agenda and around $400 million to Positive Train Control in the U.S. The remaining $500 million of our capital budget will be invested in equipment, expansion projects and information technology initiatives to serve business growth opportunities, improve service for customers and advance safety. I’ll end with one last expression of thanks to CN’s great team of railroaders. With our focus on teamwork and innovation, we can shape the future together and continue to make it bright for CN, our customers and our shareholders. Luc Job n President and CEO CN | 2016 Annual Report III “We invest time, effort and capital to create more efficient solutions for our customers with a view to the long term.”

INNOVATION IN MOTION

INNOVATION HELPING CN DELIVER SAFELY



CN's Safety Management System incorporates safety into daily operations by investing on initiatives in three key areas: People, Process and Technology.

CN is using innovative thinking to develop predictive data analytics to deliver safety improvements by leveraging one of its core strengths: CN's industry-leading network of wayside inspection systems, detectors and other inspection technologies. Two new initiatives in particular are central to the effort:

Engineering data enhances reliability

CN is gathering real-time information from its multitude of defect-detecting sensors to enable its people to fix the tracks before incidents occur. Sources of data include CN's geometry TEST cars, ultrasonic rail flaw detectors, joint bar inspection vehicles and tie rating technology system.

Based on years of historical data, CN is developing health scores for rail, ties and other track infrastructure to help ensure the right assets are being replaced at the optimal time. Dashboards make it easier to prioritize and plan work by highlighting upcoming inspections and outstanding work, while the GPS-enabled mobile application helps employees in the field quickly locate repair areas and access details specific to them.

Mechanical analytics improves safety

CN combines existing data from wayside detectors, repair billing, railcar records and service disruption information to identify maintenance trends for car types, car series and individual cars. The project enables proactive car repair and modification to prevent failures.

The initiative has also created a more integrated and flexible database query system. Now, Mechanical department investigators have data at their fingertips to drive preventive action plans.

These two innovations represent new lines of defense for CN's network. Data analytics is ushering in a new era for rail safety and will lead to better understanding of the overall condition and life cycle of track and railcar infrastructure.

IV CN | 2016 Annual Report

OVAT O OT O TH GR A OVAT G W CUSTOMERS CN is promoting open communication with all of its stakeholders: farmers, elevator companies, ports, car suppliers and government. With daily and weekly interaction, all parties are sharing information to understand and optimize supply chain performance, including scheduling hopper car and container supply, planning vessel loading, and managing the pipeline in order to keep the ports running smoothly. CN continues to invest in its network and fleet to improve the overall supply chain. CN has invested in new locomotives that can haul more grain cars with less fuel. These locomotives are also built to run as Distributed Power, allowing CN to run longer trains in cold weather when trains would normally be shortened due to lower air pressure in the braking systems. CN is investing in specific branch lines, upgrading them to handle higher payload cars at faster velocities. These improvements help the supply chain move more grain in a shorter period of time. This enables customers to benefit from more capacity to ship grain when the market demand is highest. Grain customers continue to invest on CN’s network as well. Elevator companies are upgrading facilities to enhance throughput, constructing new elevators with efficient loop track designs, and investing in port infrastructure to support more sales of Canadian grain on the world market. Port elevators have expanded capacity and new entrants have designed facilities to unload unit trains at a faster rate and with improved vessel loading capabilities. In 2016, CN worked with its grain customers to implement new innovative commercial agreements that add flexibility to the supply chain. Customers can now sign up for railcars all year round, incorporating reciprocal penalties for both parties on car supply and usage. This encourages customers to plan their sales in advance for a percentage of the business while moving the remaining business on a weekly spot basis. This new program allows customers to mitigate their risk and supports better planning across the supply chain. CN firmly believes that expansion of the commercial environment will foster conditions for even more collaboration and innovation in the dynamic international grain market. CN | 2016 Annual Report V A high performing grain supply chain hinges on strong end-to-end collaboration.

INNOVATION IN MOTION

INNOVATION IS PART OF THE CLIMATE SOLUTION


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CN
www.cn.ca

CN, as a leader in the North American rail industry, plays an important part in fostering a greener and more prosperous economy.

Rail transportation is four to six times more fuel efficient than trucking and that translates into 75 per cent lower greenhouse gas (GHG) emissions for an equivalent volume of freight. CN firmly believes that solutions to meet emission reduction targets should include encouraging shippers to use the most carbon-friendly transportation option available.

CN has been working hard to reduce its carbon footprint by leveraging its unique asset-lean business model, acquiring new fuel-efficient locomotives and investing in leading-edge technologies. Over the past 10 years, CN has enhanced its fuel productivity by about 20 per cent and today is approximately 15 per cent more fuel efficient than the rail industry average. CN continues to deploy technology to enhance locomotive fuel efficiency. Trip Optimizer processes real-time information on train characteristics, performance and terrain, and continuously computes the most efficient train settings. Two interconnected technologies are Locomotive Telemetry, which wirelessly communicates operational data from locomotives to a central system, and Horsepower Tonnage Analyzer, which uses the data collected by Locomotive Telemetry to optimize a locomotive's horsepower-to-tonnage ratio.

CN is extending its innovation and efficiency mindset to encompass non-locomotive technologies, equipment upgrades and training programs. For example, CN is updating its vehicle fleet to more fuel-efficient options, including hybrids and compressed natural gas. CN is also using smart meters to reduce energy consumption. In fact, since 2011, CN has reduced its energy consumption at key yards and facilities by over 20 per cent and saved 55,000 tonnes of carbon. CN's EcoConnexions Employee Engagement program encourages employees to adopt more sustainable practices. Since 2011, the EcoConnexions team has completed over 1,000 projects to improve housekeeping and create safer workplaces. In so doing, CN has diverted about 90 per cent of its operational waste from landfill.

Innovations in environmental sustainability have become part of CN's culture.

VI CN | 2016 Annual Report

OVAT O OT O NNOVAT ON N CORPORATE GOVERNANCE At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance and business ethics to diversity and environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business. CN has always recognized the importance of good governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators, applicable provisions of the U.S. Sarbanes-Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission. We are exempted from complying with many of the NYSE corporate governance rules, provided that we comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/delivering-responsibly/governance, our governance practices comply with the NYSE corporate governance rules in all significant respects. Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, our website contains CN’s Corporate Governance Manual and Code of Business Conduct. Because it is important that any potential wrongdoings be reported, CN has adopted methods for employees and third parties to anonymously report accounting, auditing and other concerns. We are proud of our corporate governance practices. In 2016, CN was recognized in the Globe and Mail’s annual review of corporate governance practices in Canada, where CN ranked first in the industrials group. We also received the Best Overall Corporate Governance Award for publicly-traded Canadian companies from the Governance Professionals of Canada. CN is committed to inclusion, not only in principle, but also in practice. CN believes that a diverse board benefits from a broader range of perspectives and relevant experience. In 2015, the Board approved a Diversity Policy (available on our website) that takes into account gender, age and ethnicity when recommending director nominees. The Board adopted a target of having at least one-third representation by women by the end of 2017. Currently, 27 per cent (three out of 11) of our directors are women. In addition, CN has signed on to the Catalyst Accord, a call to action to increase the representation of women on FP500 boards to 25 per cent by 2017. CN also became a member of the Canadian chapter of the 30% Club, which aims to boost the representation of women on boards to 30 per cent by 2019. CN understands that our long-term success is connected to our contribution to a sustainable future. That is why we are committed to the safety of our employees, the public and the environment; building stronger communities; and providing a great place to work. Our sustainability activities and the accolades we have received are outlined in our Delivering Responsibly report on www.cn.ca. CN | 2016 Annual Report VII CN is committed to being a responsible corporate citizen.

Board of Directors *As at December 31, 2016*

Robert Pace, D.Comm., C.M.
Chairman of the Board
Canadian National Railway Company
President and
Chief Executive Officer
The Pace Group
Committees: 3, 4, 5, 7

Luc Jobin
President and
Chief Executive Officer
Canadian National Railway Company
Committees: 4*, 7

Donald J. Carty, O.C., LL.D.
Retired Chairman and
Chief Executive Officer
American Airlines
Committees: 1*, 3, 5, 6, 7

Ambassador Gordon D. Giffin
Partner
Dentons US LLP
Committees: 1, 4, 6*, 7, 8

Edith E. Holiday
Former General Counsel,
United States Treasury Department
and Secretary of the Cabinet
The White House
Committees: 1, 2, 6, 7, 8*

V. Maureen Kempston Darkes, O.C., D.Comm., LL.D.
Retired Group Vice-President
General Motors Corporation
and President
GM Latin America,
Africa and Middle East
Committees: 1, 2, 3, 5*, 7

The Honourable Denis Losier, P.C., LL.D., C.M.
Retired President and
Chief Executive Officer
Assumption Life
Committees: 3*, 4, 6, 7, 8

The Honourable Kevin G. Lynch, P.C., O.C., PH.D., LL.D.
Vice-Chair
BMO Financial Group
Committees: 2*, 3, 6, 7, 8

James E. O'Connor
Retired Chairman and CEO
Republic Services, Inc.
Committees: 1, 2, 5, 6, 7*

Robert L. Phillips
President
R.L. Phillips Investments Inc.
Committees: 1, 3, 5, 6, 7

Laura Stein
Executive Vice-President –
General Counsel &
Corporate Affairs
The Clorox Company
Committees: 1, 2, 5, 6, 7

Committees:

1 Audit
2 Finance
3 Corporate governance and nominating
4 Donations and sponsorships
5 Environment, safety and security
6 Human resources and compensation
7 Strategic planning
8 Investment committee of CN's Pension Trust Funds

* *denotes chair of the committee*

Chairman of the Board and Select Senior Officers of the Company *As at December 31, 2016*

Robert Pace
Chairman of the Board

Luc Jobin
President and
Chief Executive Officer

Mike Cory
Executive Vice-President and
Chief Operating Officer

Sean Finn
Executive Vice-President
Corporate Services and
Chief Legal Officer

Ghislain Houle
Executive Vice-President and
Chief Financial Officer

Jean-Jacques Ruest
Executive Vice-President and
Chief Marketing Officer

Matthew Barker
Senior Vice-President
Network Operations and
Planning

Serge Leduc
Senior Vice-President
Chief Information and
Technology Officer

John Orr
Senior Vice-President
Southern Region

Paul Butcher
Vice-President
Investor Relations

Janet Drysdale
Vice-President
Corporate Development

Michael Farkouh
Vice-President
Eastern Region

Kimberly A. Madigan
Vice-President
Human Resources

Doug Ryhorchuk
Vice-President
Western Region

Russell J. Hiscock
President and
Chief Executive Officer
CN Investment Division

VIII CN | 2016 Annual Report

Selected Railroad Statistics – unaudited

	2016	2015	2014
Financial
Key financial performance indicators
Total revenues ($ millions)	12,037	12,611	12,134
Rail freight revenues ($ millions)	11,326	11,905	11,455
Operating income ($ millions)	5,312	5,266	4,624
Net income ($ millions)	3,640	3,538	3,167
Diluted earnings per share ($)	4.67	4.39	3.85
Adjusted diluted earnings per share ($) (1)	4.59	4.44	3.76
Free cash flow ($ millions) (2)	2,520	2,373	2,220
Gross property additions ($ millions)	2,752	2,706	2,297
Share repurchases ($ millions)	2,000	1,750	1,505
Dividends per share ($)	1.50	1.25	1.00
Financial position
Total assets ($ millions)	37,057	36,402	31,687
Total liabilities ($ millions)	22,216	21,452	18,217
Shareholders' equity ($ millions)	14,841	14,950	13,470
Financial ratios
Operating ratio (%)	55.9	58.2	61.9
Adjusted debt-to-adjusted EBITDA (times) (3)	1.75	1.71	1.57
Operations (4)
Statistical operating data
Gross ton miles (GTMs) (millions)	423,426	442,084	448,765
Revenue ton miles (RTMs) (millions)	214,327	224,710	232,138
Carloads (thousands)	5,205	5,485	5,625
Route miles (includes Canada and the U.S.)	19,600	19,600	19,600
Employees (end of year)	22,249	23,066	25,288
Employees (average for the year)	22,322	24,406	24,525
Key operating measures
Rail freight revenue per RTM (cents)	5.28	5.30	4.93
Rail freight revenue per carload ($)	2,176	2,170	2,036
GTMs per average number of employees (thousands)	18,969	18,114	18,298
Operating expenses per GTM (cents)	1.59	1.66	1.67
Labor and fringe benefits expense per GTM (cents)	0.50	0.54	0.52
Diesel fuel consumed (US gallons in millions)	398.9	425.0	440.5
Average fuel price ($/US gallon)	2.34	2.68	3.72
GTMs per US gallon of fuel consumed	1,061	1,040	1,019
Terminal dwell (hours)	14.0	15.0	16.9
Train velocity (miles per hour)	27.3	26.3	25.7
Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.70	1.63	1.81
Accident rate (per million train miles)	1.42	2.06	2.73

(1)	See the section entitled Adjusted performance measures in the MD&A for an explanation of this non-GAAP measure.
(2)	See the section entitled Liquidity and capital resources - Free cash flow in the MD&A for an explanation of this non-GAAP measure.
(3)	See the section entitled Liquidity and capital resources - Adjusted debt-to-adjusted EBITDA multiple in the MD&A for an explanation of this non-GAAP measure.
(4)
Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

1 CN | 2016 Annual Report

Management's Discussion and Analysis

Contents

Business profile	3
Corporate organization	3
Strategy overview	3
Forward-looking statements	7
Financial outlook	7
Financial highlights	8
2016 compared to 2015	8
Non-GAAP measures	8
Adjusted performance measures	9
Constant currency	9
Revenues	10
Operating expenses	15
Other income and expenses	16
2015 compared to 2014	16
Summary of quarterly financial data	21
Summary of fourth quarter 2016	21
Financial position	22
Liquidity and capital resources	23
Off balance sheet arrangements	29
Outstanding share data	29
Financial instruments	30
Recent accounting pronouncements	32
Critical accounting estimates	33
Business risks	41
Controls and procedures	50

2 CN | 2016 Annual Report

Management's Discussion and Analysis

This Management's Discussion and Analysis (MD&A) dated February 1, 2017, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2016 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2016 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network of approximately 20,000 route miles of track spans Canada and mid-America, uniquely connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations. A true backbone of the economy, CN handles over $250 billion worth of goods annually and carries almost 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities. In 2016, no individual commodity group accounted for more than 24% of total revenues. From a geographic standpoint, 17% of revenues relate to United States (U.S.) domestic traffic, 34% transborder traffic, 18% Canadian domestic traffic and 31% overseas traffic. The Company is the originating carrier for approximately 85% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.
See Note 18 – Segmented information to the Company's 2016 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN's business strategy is anchored on the continuous pursuit of Operational and Service Excellence, an unwavering commitment to safety and sustainability, and the development of a solid team of motivated and competent railroaders. CN's goal is to deliver valuable transportation services for its customers and to grow the business at low incremental cost. A clear strategic agenda, driven by a commitment to innovation, productivity, supply chain collaboration, running trains safely, and minimizing environmental impact, drives the Company's efforts to create value for customers. CN thereby creates value for its shareholders by striving for sustainable financial performance through profitable top-line growth, adequate free cash flow and return on invested capital. CN is also focused on returning value to shareholders through dividend payments and share repurchase programs.
CN's success and long-term economic viability depend on the presence of a supportive regulatory and policy environment that drives investment and innovation. CN's success also depends on a stream of capital investments that supports its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock, to information and operating technologies, and other equipment and assets that improve the safety, efficiency and reliability of CN's service offering. Investments in track infrastructure enhance the productivity and integrity of the plant, and increase the capacity and the fluidity of the network. The acquisition of new locomotives and railcars generates several key benefits. New locomotives increase fuel productivity and efficiency, and improve the reliability of service.

3 CN | 2016 Annual Report

Management's Discussion and Analysis

Locomotives equipped with distributed power allow for greater productivity of trains, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN's strategic investments in information technology provide access to timely and accurate information which supports CN's ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, and safety and employee engagement.

Balancing "Operational and Service Excellence"
The basic driver of the Company's business is demand for reliable, efficient, and cost effective transportation for customers. As such, the Company's focus is the pursuit of Operational and Service Excellence: striving to operate safely and efficiently while providing a high level of service to customers.
For many years, CN has operated with a mindset that drives cost efficiency and asset utilization. That mindset flows naturally from CN's Precision Railroading model, which focuses on improving every process that affects delivery of customers' goods. It is a highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably. This calls for the relentless measurement of results and the use of such results to generate further execution improvements in the service provided to customers. The Company's continuous search for efficiency is best captured in its performance according to key operating metrics such as car velocity, train speed, and yard and locomotive productivity. All are at the center of a highly productive and fluid railroad operation, requiring daily engagement in the field. The Company works hard to run more efficient trains, reduce dwell times at terminals and improve overall network velocity. With CN's business model, fewer railcars and locomotives are needed to ship the same amount of freight in a tight, reliable and efficient operation. The railroad is run based on a disciplined operating methodology, executing with a sense of urgency and accountability. This philosophy is a key contributor to CN's earnings growth and return on invested capital.
CN understands the importance of balancing its drive for productivity with efforts to enhance customer service. The Company's efforts to deliver Operational and Service Excellence are anchored on an end-to-end supply chain mindset, working closely with customers and supply chain partners, as well as involving all relevant areas of the Company in the process. By fostering better end-to-end service performance and encouraging all supply chain players to continuously improve daily engagement, information sharing, problem solving, and execution, CN aims to help customers achieve greater competitiveness in their own markets. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies across the entire supply chain.
The Company is strengthening its commitment to Operational and Service Excellence through a wide range of innovations anchored on its continuous improvement philosophy. CN is building on its industry leadership in terms of fast and reliable hub-to-hub service by continuing to improve across the range of customer touch points. The Company's major push in first-mile/last-mile service is all about improving the quality of customer interactions – developing a sharper outside-in perspective; better monitoring of traffic forecasts; higher and more responsive car order fulfillment; and proactive customer communication at the local level.
CN's broad-based service innovations benefit customers and support the Company's goal to drive top-line growth. CN understands the importance of being the best operator in the business, and being the best service innovator as well.

Delivering safely and responsibly
CN is committed to the safety of its employees, the communities in which it operates and the environment. Safety consciousness permeates every aspect of CN's operations. The Company's long-term safety improvement is driven by continued significant investments in infrastructure, rigorous safety processes and a focus on employee training and safety awareness. CN continues to strengthen its safety culture by investing significantly in training, coaching, recognition and employee involvement initiatives.
CN's Safety Management Plan is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the organization. CN believes that the rail industry can enhance safety by working more closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes face-to-face meetings, during which CN discusses its comprehensive safety programs; its safety performance; the nature, volume and economic importance of dangerous commodities it transports through their communities; a review of emergency response planning; and arranging for training sessions for emergency responders. The outreach builds on CN's involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.
CN has been deepening its commitment to a sustainable operation for many years, and has made sustainability an integral part of its business strategy. The best way in which CN can positively impact the environment is by continuously improving the efficiency of its operations, and reducing its carbon footprint. As part of the Company's comprehensive sustainability action plan and to comply with CN's environmental policy, the Company engages in a number of initiatives, including the use of fuel-efficient locomotives and trucks that reduce

4 CN | 2016 Annual Report

Management's Discussion and Analysis

greenhouse gas emissions; increasing operational and building efficiencies; investing in energy-efficient data centers and recycling programs for information technology systems; reducing, recycling and reusing waste and scrap at its facilities and on its network; engaging in modal shift agreements that favor low emission transport services; and participating in the Carbon Disclosure Project (CDP) to gain a more comprehensive view of its carbon footprint. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment. The Company's environmental activities include monitoring CN's environmental performance in Canada and the U.S. (ensuring compliance), identifying environmental issues inside the Company, and managing them in accordance with CN's environmental policy, which is overseen by the Environment, Safety and Security Committee of the Board of Directors. Certain risk mitigation strategies, such as periodic audits, employee training programs and emergency plans and procedures, are in place to minimize the environmental risks to the Company.
The Company's CDP Report, CN's Sustainability Report entitled "Delivering Responsibly" and the Company's Corporate Governance Manual, which outlines the role and responsibilities of the Environment, Safety and Security Committee of the Board of Directors, are available on CN's website in the Delivering Responsibly section.

Building a solid team of railroaders
CN's ability to develop the best railroaders in the industry has been a key contributor to the Company's success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is addressing changes in employee demographics that will span multiple years, with the workforce undergoing a major renewal. This is why the Company is focused on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues, and helping all employees to grow and develop. As part of its strategy to build a solid team of railroaders, the Company leverages its state-of-the-art training facilities in preparing employees to be highly skilled, safety conscious and confident in their work environment. Curricula for technical training and leadership development has been designed to meet the learning needs of CN's railroaders – both current and future. These programs and initiatives provide a solid platform for the assessment and development of the Company's talent pool, and are tightly integrated with the Company's business strategy. Progress made in developing current and future leaders through the Company's leadership development programs is reviewed by the Human Resources and Compensation Committee of the Board of Directors.

2016 Highlights
Leadership changes
On June 7, 2016, CN announced a number of leadership changes including Claude Mongeau's decision, due to a health condition, to step down from his role as President and Chief Executive Officer (CEO) and member of the Board of Directors at the end of June 2016, as well as the appointment of Executive Vice-President and Chief Financial Officer (CFO) Luc Jobin to President and CEO on July 1, 2016, and member of the Board of Directors on June 30, 2016. Additionally, on June 27, 2016, the Company announced that Ghislain Houle would become Executive Vice-President and CFO, and that Mike Cory would assume the role of Executive Vice-President and Chief Operating Officer following the retirement of Jim Vena, also effective as of July 1, 2016.

Reinvestment in the business
CN spent $2.75 billion in its capital program, with $1.6 billion invested to maintain the safety and integrity of the network, particularly track infrastructure; $0.55 billion for equipment capital expenditures, including 90 new high-horsepower locomotives, $0.3 billion on initiatives to support growth and drive productivity, and $0.3 billion for the U.S. federal government legislative Positive Train Control (PTC) implementation.

Shareholder returns
The Company repurchased 26.4 million of its common shares under its share repurchase program during the year, returning $2 billion to its shareholders. CN also increased its quarterly dividend per share by 20% to $0.3750 from $0.3125 in 2015, effective for the first quarter of 2016, and paid $1,159 million in dividends in 2016.

Sustainability
The Company's sustainability practices once again earned it a place on the Dow Jones Sustainability World and North American Indices as well as a position on the Climate A List by CDP in 2016.

5 CN | 2016 Annual Report

Management's Discussion and Analysis

Financial highlights
•	CN attained record operating income, net income, and earnings per share in 2016, as well as a record operating ratio.
•	Net income increased by $102 million, or 3%, to $3,640 million in 2016, with diluted earnings per share rising 6% to $4.67.
•
Adjusted net income remained flat at $3,581 million in 2016, with adjusted diluted earnings per share increasing 3% to $4.59. See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

•
Operating income increased by $46 million, or 1%, to $5,312 million in 2016. The increase in operating income reflects the Company's efforts to manage costs in a lower volume environment, while continuing to drive the Company's agenda of Operational and Service Excellence.

•	CN's operating ratio improved by 2.3 points to 55.9% in 2016, the lowest annual operating ratio in its history.
•	Revenues decreased by $574 million, or 5%, to $12,037 million in 2016, compared to the prior year.
•	Operating expenses decreased by $620 million, or 8%, to $6,725 million in 2016.
•
The Company generated record free cash flow of $2,520 million, a 6% increase over 2015. See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

2017 Business outlook and assumptions
The Company expects to see growth across a range of commodities, particularly in intermodal traffic, grain, finished vehicles, and lumber and panels. The Company continues to see volume weakness in thermal coal shipments to domestic markets.
Underpinning the 2017 business outlook, the Company assumes that North American industrial production will increase in the range of one to two percent. For the 2016/2017 crop year, the grain crops in both Canada and the U.S. were above their respective five-year averages. The Company assumes that the 2017/2018 grain crops in both Canada and the U.S. will be in line with their respective five-year averages.

Value creation in 2017
•
CN plans to invest approximately $2.5 billion in its 2017 capital program, of which $1.6 billion is targeted toward track infrastructure, $0.4 billion on the U.S. federal government legislative Positive Train Control (PTC) implementation, $0.3 billion on initiatives to drive productivity, and $0.2 billion on equipment capital expenditures.

•	The Company's Board of Directors approved an increase of 10% to the quarterly dividend to common shareholders, from $0.3750 per share in 2016 to $0.4125 per share in 2017.
•
The Company's new share repurchase program allows for the repurchase of up to 33.0 million common shares between October 30, 2016 and October 29, 2017. As at December 31, 2016, the Company had repurchased 3.5 million common shares under this program.

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

6 CN | 2016 Annual Report

Management's Discussion and Analysis

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining these forward-looking statements. See also the section of this MD&A entitled Strategy overview – 2017 Business outlook and assumptions.

Forward-looking statements	Key assumptions
Statements relating to revenue growth opportunities, including	• North American and global economic growth
those referring to general economic and business conditions	• Long-term growth opportunities being less affected by current economic conditions
Statements relating to the Company's ability to meet debt	• North American and global economic growth
repayments and future obligations in the foreseeable future,	• Adequate credit ratios
including income tax payments, and capital spending	• Investment-grade credit ratings
• Access to capital markets
• Adequate cash generated from operations and other sources of financing
Statements relating to pension contributions	• Adequate cash generated from operations and other sources of financing
• Adequate long-term return on investment on pension plan assets
• Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from the outlook or any future results or performance implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; security threats; reliance on technology; trade restrictions; transportation of hazardous materials; various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A for a description of major risk factors.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Financial outlook

During the year, the Company issued and updated its 2016 financial outlook. The 2016 actual results were higher than the Company's last 2016 financial outlook that was issued on October 25, 2016, as a result of higher than expected volumes in the fourth quarter of 2016 and operating productivity gains, including cost-management initiatives.

7 CN | 2016 Annual Report

Management's Discussion and Analysis

Financial highlights
				Change
				Favorable/(Unfavorable)
In millions, except percentage and per share data	2016	2015	2014	2016 vs 2015	2015 vs 2014

Revenues	$12,037	$12,611	$12,134	(5%)	4%
Operating income	$5,312	$5,266	$4,624	1%	14%
Net income	$3,640	$3,538	$3,167	3%	12%
Adjusted net income (1)	$3,581	$3,580	$3,095	-	16%
Basic earnings per share	$4.69	$4.42	$3.86	6%	15%
Adjusted basic earnings per share (1)	$4.61	$4.47	$3.77	3%	19%
Diluted earnings per share	$4.67	$4.39	$3.85	6%	14%
Adjusted diluted earnings per share (1)	$4.59	$4.44	$3.76	3%	18%
Dividends declared per share	$1.50	$1.25	$1.00	20%	25%
Total assets	$37,057	$36,402	$31,687	2%	15%
Total long-term liabilities	$19,208	$18,454	$16,016	(4%)	(15%)
Operating ratio	55.9%	58.2%	61.9%	2.3-pts	3.7-pts
Free cash flow (2)	$2,520	$2,373	$2,220	6%	7%

(1)	See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(2)	See the section of this MD&A entitled Liquidity and capital resources - Free cash flow for an explanation of this non-GAAP measure.

2016 compared to 2015

Net income for the year ended December 31, 2016 was $3,640 million, an increase of $102 million, or 3%, when compared to 2015, with diluted earnings per share rising 6% to $4.67.
Operating income for the year ended December 31, 2016 increased by $46 million, to $5,312 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 55.9% in 2016, compared to 58.2% in 2015, a 2.3-point improvement.
Revenues for the year ended December 31, 2016, totaled $12,037 million compared to $12,611 million in 2015. The decrease of $574 million, or 5%, was mainly attributable to lower volumes of crude oil, coal, and frac sand; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.
Operating expenses for the year ended December 31, 2016 amounted to $6,725 million compared to $7,345 million in 2015. The decrease of $620 million, or 8%, was mainly due to lower costs resulting from operating productivity gains, including cost-management initiatives and decreased volumes of traffic, lower pension expense, and lower fuel prices, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, free cash flow, and adjusted debt-to-adjusted EBITDA multiple, that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency and Liquidity and capital resources.

8 CN | 2016 Annual Report

Management's Discussion and Analysis

Adjusted performance measures

Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. Management uses these measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of items in adjusted net income and adjusted earnings per share does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
  For the year ended December 31, 2016, the Company reported adjusted net income of $3,581 million, or $4.59 per diluted share, which excludes a gain on disposal of approximately one mile of elevated track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), of $76 million, or $66 million after-tax ($0.09 per diluted share) that was recorded in the fourth quarter, and a deferred income tax expense of $7 million ($0.01 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate that was recorded in the second quarter.
  For the year ended December 31, 2015, the Company reported adjusted net income of $3,580 million, or $4.44 per diluted share, which excludes a deferred income tax expense of $42 million ($0.05 per diluted share) resulting from the enactment of a higher provincial corporate income tax rate that was recorded in the second quarter.
For the year ended December 31, 2014, the Company reported adjusted net income of $3,095 million, or $3.76 per diluted share, which excludes a gain on disposal of the Deux-Montagnes subdivision, including the Mont-Royal tunnel, together with the rail fixtures (collectively the "Deux-Montagnes"), of $80 million, or $72 million after-tax ($0.09 per diluted share) that was recorded in the first quarter.
The following table provides a reconciliation of net income and earnings per share, as reported for the years ended December 31, 2016, 2015 and 2014 to the adjusted performance measures presented herein:

In millions, except per share data	Year ended December 31,	2016	2015	2014
	Net income as reported	$3,640	$3,538	$3,167
	Adjustments:
	Other income	(76)	-	(80)
	Income tax expense	17	42	8
	Adjusted net income	$3,581	$3,580	$3,095
	Basic earnings per share as reported	$4.69	$4.42	$3.86
	Impact of adjustments, per share	(0.08)	0.05	(0.09)
	Adjusted basic earnings per share	$4.61	$4.47	$3.77
	Diluted earnings per share as reported	$4.67	$4.39	$3.85
	Impact of adjustments, per share	(0.08)	0.05	(0.09)
	Adjusted diluted earnings per share	$4.59	$4.44	$3.76

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.33 and $1.28 per US$1.00, for the years ended December 31, 2016 and 2015, respectively.
 On a constant currency basis, the Company's net income for the year ended December 31, 2016 would have been lower by $85 million ($0.11 per diluted share).

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Management's Discussion and Analysis

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Rail freight revenues		$11,326	$11,905	(5%)	(7%)
Other revenues		711	706	1%	(1%)
Total revenues		$12,037	$12,611	(5%)	(7%)
Rail freight revenues
Petroleum and chemicals		$2,174	$2,442	(11%)	(13%)
Metals and minerals		1,218	1,437	(15%)	(17%)
Forest products		1,797	1,728	4%	1%
Coal		434	612	(29%)	(30%)
Grain and fertilizers		2,098	2,071	1%	-
Intermodal		2,846	2,896	(2%)	(3%)
Automotive		759	719	6%	3%
Total rail freight revenues		$11,326	$11,905	(5%)	(7%)
Revenue ton miles (RTMs) (millions)		214,327	224,710	(5%)	(5%)
Rail freight revenue/RTM (cents)		5.28	5.30	-	(2%)
Carloads (thousands)		5,205	5,485	(5%)	(5%)
Rail freight revenue/carload (dollars)		2,176	2,170	-	(2%)

Revenues for the year ended December 31, 2016, totaled $12,037 million compared to $12,611 million in 2015. The decrease of $574 million, or 5%, was mainly attributable to lower volumes of crude oil, coal, and frac sand; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar and freight rate increases.
Fuel surcharge revenues decreased by $316 million in 2016, mainly as a result of lower applicable fuel surcharge rates.
In 2016, revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 5% relative to 2015.
Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, remained flat when compared to 2015, mainly driven by lower applicable fuel surcharge rates and an increase in the average length of haul; offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Petroleum and chemicals
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$2,174	$2,442	(11%)	(13%)
RTMs (millions)		43,395	51,103	(15%)	(15%)
Revenue/RTM (cents)		5.01	4.78	5%	2%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company's petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.
For the year ended December 31, 2016, revenues for this commodity group decreased by $268 million, or 11%, when compared to 2015. The decrease was mainly due to lower shipments of crude oil due to increased pipeline capacity, and reduced shipments of sulfur; as well as lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of a weaker Canadian dollar; higher volumes of refined petroleum products; and freight rate increases.
Revenue per RTM increased by 5% in 2016, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, and freight rate increases, partly offset by lower applicable fuel surcharge rates.

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Management's Discussion and Analysis

Percentage of 2016 revenues
Chemicals and plastics	46%
Refined petroleum products	33%
Crude and condensate	17%
Sulfur	4%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	599	640	655

Metals and minerals
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$1,218	$1,437	(15%)	(17%)
RTMs (millions)		20,233	21,828	(7%)	(7%)
Revenue/RTM (cents)		6.02	6.58	(9%)	(11%)

The metals and minerals commodity group consists primarily of materials related to oil and gas development, steel, iron ore, non-ferrous base metals and ores, construction materials and machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.
For the year ended December 31, 2016, revenues for this commodity group decreased by $219 million, or 15%, when compared to 2015. The decrease was mainly due to decreased shipments of energy-related commodities including frac sand, drilling pipe, and semi-finished steel products; and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar.
Revenue per RTM decreased by 9% in 2016, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar.

Percentage of 2016 revenues
Metals	33%
Minerals	27%
Energy materials	21%
Iron ore	19%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	807	886	1,063

Forest products
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$1,797	$1,728	4%	1%
RTMs (millions)		31,401	30,097	4%	4%
Revenue/RTM (cents)		5.72	5.74	-	(3%)

The forest products commodity group includes various types of lumber, panels, paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.

11 CN | 2016 Annual Report

Management's Discussion and Analysis

For the year ended December 31, 2016, revenues for this commodity group increased by $69 million, or 4%, when compared to 2015. The increase was mainly due to higher shipments of lumber and panels to the U.S. due to continued improvement in the U.S. housing market; freight rate increases; and the positive translation impact of a weaker Canadian dollar. These factors were partly offset by lower applicable fuel surcharge rates and decreased shipments of paper products amidst weak market conditions.
Revenue per RTM remained flat in 2016, mainly due to lower applicable fuel surcharge rates and an increase in the average length of haul, offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Percentage of 2016 revenues
Lumber and panels	53%
Pulp and paper	47%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	440	441	433

Coal
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$434	$612	(29%)	(30%)
RTMs (millions)		11,032	15,956	(31%)	(31%)
Revenue/RTM (cents)		3.93	3.84	2%	1%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals in the Gulf of Mexico.
For the year ended December 31, 2016, revenues for this commodity group decreased by $178 million, or 29%, when compared to 2015. The decrease was mainly due to lower volumes of thermal coal to U.S. coal-fired utilities, continued global oversupply impacting export shipments of thermal coal via the U.S. Gulf Coast and metallurgical coal via west coast ports; as well as lower applicable fuel surcharge rates. These factors were partly offset by freight rate increases and the positive translation impact of a weaker Canadian dollar.
Revenue per RTM increased by 2% in 2016, mainly due to a decrease in the average length of haul, freight rate increases, and the positive translation impact of a weaker Canadian dollar, partly offset by lower applicable fuel surcharge rates.

Percentage of 2016 revenues
Coal	78%
Petroleum coke	22%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	333	438	519

Grain and fertilizers
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$2,098	$2,071	1%	-
RTMs (millions)		51,485	50,001	3%	3%
Revenue/RTM (cents)		4.07	4.14	(2%)	(3%)

12 CN | 2016 Annual Report

Management's Discussion and Analysis

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of three primary segments: food grains (mainly wheat, oats and malting barley), feed grains and feed grain products (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grains), and oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans). Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation and to a revenue cap, which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S.
  For the year ended December 31, 2016, revenues for this commodity group increased by $27 million, or 1%, when compared to 2015. The increase was mainly due to higher volumes of Canadian oilseeds and oilseed products, and higher export volumes of U.S. soybeans and corn; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower volumes of Canadian wheat and lower applicable fuel surcharge rates.
  Revenue per RTM decreased by 2% in 2016, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Percentage of 2016 revenues
Oilseeds	36%
Food grains	22%
Feed grains	22%
Fertilizers	20%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	602	607	640

Intermodal
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$2,846	$2,896	(2%)	(3%)
RTMs (millions)		53,056	52,144	2%	2%
Revenue/RTM (cents)		5.36	5.55	(3%)	(5%)

The intermodal commodity group includes rail and trucking services and is comprised of two segments: domestic and international. The domestic segment transports consumer products and manufactured goods, serving both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions.
For the year ended December 31, 2016, revenues for this commodity group decreased by $50 million, or 2%, when compared to 2015. The decrease was mainly due to lower applicable fuel surcharge rates and decreased international volumes via the Port of Vancouver. These factors were partly offset by increased international volumes via the Port of Halifax, and higher domestic retail volumes in the industrial and grocery products segments; freight rate increases; and the positive translation impact of a weaker Canadian dollar.
Revenue per RTM decreased by 3% in 2016, mainly due to lower applicable fuel surcharge rates, partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.

Percentage of 2016 revenues
International	63%
Domestic	37%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	2,163	2,232	2,086

13 CN | 2016 Annual Report

Management's Discussion and Analysis

Automotive
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$759	$719	6%	3%
RTMs (millions)		3,725	3,581	4%	4%
Revenue/RTM (cents)		20.38	20.08	1%	(1%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing rail access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of import finished vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company's automotive revenues are closely correlated to automotive production and sales in North America.
For the year ended December 31, 2016, revenues for this commodity group increased by $40 million, or 6%, when compared to 2015. The increase was mainly due to higher volumes of domestic finished vehicle traffic and increased finished vehicle imports via the Port of Halifax; the positive translation impact of a weaker Canadian dollar; and freight rate increases. These factors were partly offset by lower applicable fuel surcharge rates.
Revenue per RTM increased by 1% in 2016, mainly due to a decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by lower applicable fuel surcharge rates.

Percentage of 2016 revenues
Finished vehicles	93%
Auto parts	7%

Year ended December 31,	2016	2015	2014
Carloads (thousands)	261	241	229

Other revenues
	Year ended December 31,	2016	2015	% Change	% Change at constant currency
Revenues (millions)		$711	$706	1%	(1%)

Other revenues are largely derived from non-rail services that support CN's rail business including vessels and docks, warehousing and distribution, automotive logistic services, freight forwarding and transportation management; as well as other revenues including commuter train revenues.
For the year ended December 31, 2016, Other revenues increased by $5 million, or 1%, when compared to 2015, mainly due to higher revenues from automotive logistic services and the positive translation impact of a weaker Canadian dollar, partly offset by lower revenues from freight forwarding and docks.

Percentage of 2016 revenues
Vessels and docks	50%
Other non-rail services	39%
Other revenues	11%

14 CN | 2016 Annual Report

Management's Discussion and Analysis

Operating expenses
Operating expenses for the year ended December 31, 2016 amounted to $6,725 million compared to $7,345 million in 2015. The decrease of $620 million, or 8%, in 2016 was mainly due to lower costs resulting from operating productivity gains, including cost-management initiatives and decreased volumes of traffic, lower pension expense, and lower fuel prices, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.
				% Change	% Change at constant currency
In millions	Year ended December 31,	2016	2015
Labor and fringe benefits		$2,119	$2,406	12%	13%
Purchased services and material		1,592	1,729	8%	9%
Fuel		1,051	1,285	18%	20%
Depreciation and amortization		1,225	1,158	(6%)	(4%)
Equipment rents		375	373	(1%)	3%
Casualty and other		363	394	8%	11%
Total operating expenses		$6,725	$7,345	8%	10%

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, including stock-based compensation; health and welfare; and pension and other postretirement benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets.
Labor and fringe benefits expense decreased by $287 million, or 12%, in 2016 when compared to 2015. The decrease was primarily a result of a lower average headcount due to lower volumes of traffic and increased productivity, and lower pension expense, partly offset by the negative translation impact of the weaker Canadian dollar.

Purchased services and material
Purchased services and material expense primarily includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.
Purchased services and material expense decreased by $137 million, or 8%, in 2016 when compared to 2015. The decrease was mainly due to lower repairs and maintenance costs, resulting from lower volumes of traffic and cost-management initiatives, as well as favorable winter conditions in the first quarter, and lower accident costs. The decrease was partly offset by the negative translation impact of the weaker Canadian dollar.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
Fuel expense decreased by $234 million, or 18%, in 2016 when compared to 2015. The decrease was primarily due to lower fuel prices, lower volumes of traffic, and productivity gains, partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
Depreciation and amortization expense increased by $67 million, or 6%, in 2016 when compared to 2015. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the net favorable impact of depreciation studies.

Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's cars and locomotives.

15 CN | 2016 Annual Report

Management's Discussion and Analysis

  Equipment rents expense increased by $2 million, or 1%, in 2016 when compared to 2015. The increase was primarily due to higher costs for the use of locomotives from other railroads, and the negative translation impact of the weaker Canadian dollar, partly offset by lower car and equipment lease expenses.

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, and travel expenses.
Casualty and other expense decreased by $31 million, or 8%, in 2016 when compared to 2015. The decrease was mainly due to lower accident costs, and the favorable impacts of a legal settlement and an insurance recovery, partly offset by a bad debt provision related to the bankruptcy of an international intermodal customer, an increase in U.S. personal injury and other claims pursuant to a recent actuarial study, an increase in property taxes and the negative translation impact of the weaker Canadian dollar.

Other income and expenses

Interest expense
Interest expense was $480 million compared to $439 million in 2015. The increase was mainly due to a higher level of debt and the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense.

Other income
In 2016, the Company recorded other income of $95 million compared to $47 million in 2015. Included in Other income for 2016 was a gain on disposal of the Viaduc du Sud of $76 million.

Income tax expense
The Company recorded income tax expense of $1,287 million for the year ended December 31, 2016, compared to $1,336 million in 2015. Included in the 2016 figure was deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate. Included in the 2015 figure was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate.
The effective tax rate for 2016 was 26.1% compared to 27.4% in 2015. Excluding the net deferred income tax expense of $7 million and $42 million in 2016 and 2015, respectively, the effective tax rate for 2016 was 26.0% compared to 26.5% in 2015. The decrease in the effective tax rate was primarily due to the impact of a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions. For 2017, the Company does not anticipate the effective tax rate to be significantly different from those in 2016 and 2015, estimated at approximately 26.5%.

2015 compared to 2014

In 2015, net income was $3,538 million, an increase of $371 million, or 12%, when compared to 2014, with diluted earnings per share rising 14% to $4.39. The $371 million increase was mainly due to higher operating income net of the related income taxes, partly offset by an increase in Interest expense and a decrease in Other income.
Operating income for the year ended December 31, 2015 increased by $642 million, or 14%, to $5,266 million. The operating ratio, defined as operating expenses as a percentage of revenues, was 58.2% in 2015, compared to 61.9% in 2014, a 3.7-point improvement.

Revenues for the year ended December 31, 2015 increased by $477 million, or 4%, to $12,611 million, mainly attributable to:
•	the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues;
•      freight rate increases; and
•	solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets.

These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.

Operating expenses for the year ended December 31, 2015 decreased by $165 million, or 2%, to $7,345 million, primarily due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.

16 CN | 2016 Annual Report

Management's Discussion and Analysis

Revenues
In millions, unless otherwise indicated	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Rail freight revenues		$11,905	$11,455	4%	(4%)
Other revenues		706	679	4%	(6%)
Total revenues		$12,611	$12,134	4%	(5%)
Rail freight revenues
Petroleum and chemicals		$2,442	$2,354	4%	(6%)
Metals and minerals		1,437	1,484	(3%)	(13%)
Forest products		1,728	1,523	13%	2%
Coal		612	740	(17%)	(25%)
Grain and fertilizers		2,071	1,986	4%	(3%)
Intermodal		2,896	2,748	5%	-
Automotive		719	620	16%	4%
Total rail freight revenues		$11,905	$11,455	4%	(4%)
Revenue ton miles (RTMs) (millions)		224,710	232,138	(3%)	(3%)
Rail freight revenue/RTM (cents)		5.30	4.93	8%	(1%)
Carloads (thousands)		5,485	5,625	(2%)	(2%)
Rail freight revenue/carload (dollars)		2,170	2,036	7%	(2%)

Revenues for the year ended December 31, 2015, totaled $12,611 million compared to $12,134 million in 2014. The increase of $477 million, or 4% was mainly attributable to the positive translation impact of the weaker Canadian dollar on US dollar-denominated revenues; freight rate increases; and solid overseas intermodal demand, higher volumes of finished vehicle traffic, and increased shipments of lumber and panels to U.S. markets. These factors were partly offset by a lower applicable fuel surcharge rate; and decreased shipments of energy-related commodities including crude oil, frac sand and drilling pipe, lower volumes of semi-finished steel products and short-haul iron ore, reduced shipments of coal due to weaker North American and global demand, as well as lower U.S. grain exports via the Gulf of Mexico.
Fuel surcharge revenues decreased by $575 million in 2015, mainly due to lower applicable fuel surcharge rates and lower freight volumes, partly offset by the positive translation impact of the weaker Canadian dollar.
In 2015, revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, declined by 3% relative to 2014.
Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 8% when compared to 2014, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul, particularly in the second half of the year, and a lower applicable fuel surcharge rate.

Petroleum and chemicals
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$2,442	$2,354	4%	(6%)
RTMs (millions)		51,103	53,169	(4%)	(4%)
Revenue/RTM (cents)		4.78	4.43	8%	(2%)

For the year ended December 31, 2015, revenues for this commodity group increased by $88 million, or 4%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar, freight rate increases and higher shipments of natural gas liquids. These factors were partly offset by decreased shipments of crude oil and a lower applicable fuel surcharge rate.
Revenue per RTM increased by 8% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

17 CN | 2016 Annual Report

Management's Discussion and Analysis

Metals and minerals
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$1,437	$1,484	(3%)	(13%)
RTMs (millions)		21,828	24,686	(12%)	(12%)
Revenue/RTM (cents)		6.58	6.01	9%	(2%)

For the year ended December 31, 2015, revenues for this commodity group decreased by $47 million, or 3%, when compared to 2014. The decrease was mainly due to decreased shipments of energy-related commodities including frac sand and drilling pipe due to a reduction in oil and gas activities, and lower volumes of semi-finished steel products and short-haul iron ore; as well as a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.
Revenue per RTM increased by 9% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul and a lower applicable fuel surcharge rate.

Forest products
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$1,728	$1,523	13%	2%
RTMs (millions)		30,097	29,070	4%	4%
Revenue/RTM (cents)		5.74	5.24	10%	(2%)

For the year ended December 31, 2015, revenues for this commodity group increased by $205 million, or 13%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; freight rate increases; and higher shipments of lumber and panels to U.S. markets, and increased offshore shipments of wood pulp. These factors were partly offset by a lower applicable fuel surcharge rate and decreased shipments of paper products.
Revenue per RTM increased by 10% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Coal
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$612	$740	(17%)	(25%)
RTMs (millions)		15,956	21,147	(25%)	(25%)
Revenue/RTM (cents)		3.84	3.50	10%	(1%)

For the year ended December 31, 2015, revenues for this commodity group decreased by $128 million, or 17%, when compared to 2014. The decrease was mainly due to lower shipments of metallurgical and thermal coal through west coast ports, and decreased volumes of thermal coal to U.S. utilities, and a lower applicable fuel surcharge rate. These factors were partly offset by the positive translation impact of a weaker Canadian dollar and freight rate increases.
Revenue per RTM increased by 10% in 2015, mainly due to a significant decrease in the average length of haul, the positive translation impact of a weaker Canadian dollar, and freight rate increases, partly offset by a lower applicable fuel surcharge rate.

Grain and fertilizers
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$2,071	$1,986	4%	(3%)
RTMs (millions)		50,001	51,326	(3%)	(3%)
Revenue/RTM (cents)		4.14	3.87	7%	-

18 CN | 2016 Annual Report

Management's Discussion and Analysis

For the year ended December 31, 2015, revenues for this commodity group increased by $85 million, or 4%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, as well as higher shipments of potash and lentils. These factors were partly offset by lower U.S. corn and soybeans exports via the Gulf of Mexico, lower volumes of corn to domestic processing facilities, and reduced export shipments of Canadian wheat and barley; as well as a lower applicable fuel surcharge rate.
 Revenue per RTM increased by 7% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.
Intermodal
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$2,896	$2,748	5%	-
RTMs (millions)		52,144	49,581	5%	5%
Revenue/RTM (cents)		5.55	5.54	-	(5%)

For the year ended December 31, 2015, revenues for this commodity group increased by $148 million, or 5%, when compared to 2014. The increase was primarily due to higher international shipments, mainly through the Port of Prince Rupert, the positive translation impact of a weaker Canadian dollar, and freight rate increases. These factors were partly offset by a lower applicable fuel surcharge rate.
Revenue per RTM remained flat in 2015, mainly due to the positive translation impact of a weaker Canadian dollar and freight rate increases, partly offset by a lower applicable fuel surcharge rate and an increase in the average length of haul.

Automotive
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$719	$620	16%	4%
RTMs (millions)		3,581	3,159	13%	13%
Revenue/RTM (cents)		20.08	19.63	2%	(9%)

For the year ended December 31, 2015, revenues for this commodity group increased by $99 million, or 16%, when compared to 2014. The increase was mainly due to the positive translation impact of a weaker Canadian dollar; and higher volumes of domestic finished vehicle traffic in the first half, as a result of new business, and higher import volumes via the Port of Vancouver. These factors were partly offset by a lower applicable fuel surcharge rate.
Revenue per RTM increased by 2% in 2015, mainly due to the positive translation impact of a weaker Canadian dollar, partly offset by a significant increase in the average length of haul and a lower applicable fuel surcharge rate.

Other revenues
	Year ended December 31,	2015	2014	% Change	% Change at constant currency
Revenues (millions)		$706	$679	4%	(6%)

For the year ended December 31, 2015, Other revenues increased by $27 million, or 4%, when compared to 2014, mainly due to the positive translation impact of a weaker Canadian dollar partly offset by lower revenues from vessels.

19 CN | 2016 Annual Report

Management's Discussion and Analysis

Operating expenses
Operating expenses for the year ended December 31, 2015 amounted to $7,345 million compared to $7,510 million in 2014. The decrease of $165 million, or 2%, in 2015 was mainly due to lower fuel expense and cost-management efforts, partly offset by the negative translation impact of a weaker Canadian dollar on US dollar-denominated expenses.
				% Change	% Change at constant currency
In millions	Year ended December 31,	2015	2014
Labor and fringe benefits		$2,406	$2,319	(4%)	2%
Purchased services and material		1,729	1,598	(8%)	(1%)
Fuel		1,285	1,846	30%	39%
Depreciation and amortization		1,158	1,050	(10%)	(4%)
Equipment rents		373	329	(13%)	-
Casualty and other		394	368	(7%)	3%
Total operating expenses		$7,345	$7,510	2%	9%

Labor and fringe benefits
Labor and fringe benefits expense increased by $87 million, or 4%, in 2015 when compared to 2014. The increase was primarily a result of the negative translation impact of the weaker Canadian dollar, general wage increases and higher payroll taxes, as well as increased pension expense, partly offset by lower incentive-based compensation expense.

Purchased services and material
Purchased services and material expense increased by $131 million, or 8%, in 2015 when compared to 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar as well as higher cost for repairs and maintenance and for materials.

Fuel
Fuel expense decreased by $561 million, or 30%, in 2015 when compared to 2014. The decrease was primarily due to lower fuel prices, partly offset by the negative translation impact of the weaker Canadian dollar.

Depreciation and amortization
Depreciation and amortization expense increased by $108 million, or 10%, in 2015 when compared to 2014. The increase was mainly due to net capital additions and the negative translation impact of the weaker Canadian dollar, partly offset by the favorable impact of depreciation studies.

Equipment rents
Equipment rents expense increased by $44 million, or 13%, in 2015 when compared to 2014. The increase was primarily due to the negative translation impact of the weaker Canadian dollar and increased car hire expense, partly offset by higher income from the use of the Company's equipment by other railroads.

Casualty and other
Casualty and other expense increased by $26 million, or 7%, in 2015 when compared to 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar.

Other income and expenses
Interest expense
In 2015, Interest expense was $439 million compared to $371 million in 2014. The increase was mainly due to the negative translation impact of the weaker Canadian dollar on US dollar-denominated interest expense and a higher level of debt.

Other income
In 2015, the Company recorded other income of $47 million compared to $107 million in 2014. Included in Other income for 2014 was a gain on disposal of the Deux-Montagnes of $80 million.

20 CN | 2016 Annual Report

Management's Discussion and Analysis

Income tax expense
The Company recorded income tax expense of $1,336 million for the year ended December 31, 2015, compared to $1,193 million in 2014. Included in the 2015 figure was a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. Included in the 2014 figure was an income tax recovery of $18 million resulting from a change in estimate of the deferred income tax liability related to properties.
  The effective tax rate was 27.4% in 2015 and 2014. Excluding the net deferred income tax expense of $42 million in 2015 and the net income tax recovery of $18 million in 2014, the effective tax rate for 2015 was 26.5% compared to 27.8% in 2014, partially due to a lower proportion of profit in higher tax rate jurisdictions.

Summary of quarterly financial data

	2016 Quarters				2015 Quarters
In millions, except per share data	Fourth (1)	Third	Second (2)	First	Fourth	Third	Second (3)	First
Revenues	$3,217	$3,014	$2,842	$2,964	$3,166	$3,222	$3,125	$3,098
Operating income	$1,395	$1,407	$1,293	$1,217	$1,354	$1,487	$1,362	$1,063
Net income	$1,018	$972	$858	$792	$941	$1,007	$886	$704
Basic earnings per share	$1.33	$1.26	$1.10	$1.01	$1.19	$1.26	$1.10	$0.87
Diluted earnings per share	$1.32	$1.25	$1.10	$1.00	$1.18	$1.26	$1.10	$0.86
Dividends per share	$0.3750	$0.3750	$0.3750	$0.3750	$0.3125	$0.3125	$0.3125	$0.3125

(1)	Included in Net income in the fourth quarter of 2016 was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
(2)	Included in Net income in the second quarter of 2016 was an income tax expense of $7 million that resulted from the enactment of a higher corporate income tax rate.
(3)	Included in Net income in the second quarter of 2015 was an income tax expense of $42 million that resulted from the enactment of a higher corporate income tax rate.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace (see the section entitled Business risks of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

Summary of fourth quarter 2016

Fourth quarter 2016 net income was $1,018 million, an increase of $77 million, or 8%, when compared to the same period in 2015, with diluted earnings per share rising 12% to $1.32. Included in net income in the fourth quarter of 2016 was a gain on disposal of the Viaduc du Sud of $76 million, or $66 million after-tax, which was recorded in Other income.
Operating income for the quarter ended December 31, 2016 increased by $41 million, or 3%, to $1,395 million, when compared to the same period in 2015. The operating ratio was 56.6% in the fourth quarter of 2016 compared to 57.2% in the fourth quarter of 2015, a 0.6-point improvement.
Revenues for the fourth quarter of 2016 increased by $51 million, or 2%, to $3,217 million, when compared to the same period in 2015. The increase was mainly attributable to higher volumes of Canadian grains and U.S. soybeans, refined petroleum products, finished vehicles, and petroleum coke; as well as freight rate increases. These factors were partly offset by lower volumes of crude oil, U.S. thermal coal, and drilling pipe; and lower applicable fuel surcharge rates. Fuel surcharge revenues decreased by $13 million in the fourth quarter of 2016, mainly due to lower fuel surcharge rates.
Operating expenses for the fourth quarter of 2016 increased by $10 million, or 1%, to $1,822 million, when compared to the same period in 2015. The increase was primarily due to higher casualty and other expenses relating to U.S. personal injury and other claims, higher depreciation and amortization expense as a result of net capital additions and the unfavorable impact of depreciation studies, partly offset by lower pension expense and lower costs resulting from operating productivity gains, including cost-management initiatives.

21 CN | 2016 Annual Report

Management's Discussion and Analysis

Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2016 as compared to 2015. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2016 and 2015, the foreign exchange rates were $1.3427 and $1.3840 per US$1.00, respectively.

In millions	December 31,	2016	2015	Foreign exchange impact	Variance excluding foreign exchange	Explanation of variance, other than foreign exchange impact
Total assets		$37,057	$36,402	$(412)	$1,067
Variance mainly due to:
Properties		33,755	32,624	(457)	1,588	Increase primarily due to gross property additions of $2,695 million, partly offset by depreciation of $1,225 million.
Pension asset		907	1,305	-	(398)	Decrease primarily due to lower actual returns as well as the decrease in the year-end discount rate from 3.99% in 2015 to 3.81% in 2016.
Total liabilities		$22,216	$21,452	$(371)	$1,135
Variance mainly due to:
Deferred income taxes		8,473	8,105	(145)	513
Increase due to deferred income tax expense of $704 million recorded in Net income that was partially offset by a deferred income tax recovery of $148 million recorded in Other comprehensive income (loss).

Pension and other postretirement benefits		694	720	(7)	(19)	Decrease primarily due to increased voluntary contributions made for U.S. plans, partially offset by the decrease in the year-end discount rate from 3.99% in 2015 to 3.81% in 2016.
Total long-term debt, including the current portion		10,937	10,427	(251)	761	Increase primarily due to the issuance of notes of $1,509 million, partly offset by repayment of notes of $726 million.

In millions	December 31,	2016	2015		Variance	Explanation of variance
Total shareholders' equity		$14,841	$14,950		$(109)
Variance mainly due to:
Additional paid-in capital		364	475		(111)	Decrease primarily due to the settlement of other equity settled awards.
Accumulated other comprehensive loss		(2,358)	(1,767)		(591)
Increase in comprehensive loss due to after-tax amounts of $511 million resulting mainly from actuarial losses arising during the year and the amortization of actuarial losses for the Company's defined benefit pension and other postretirement benefit plans as well as $80 million from net foreign exchange losses.

Retained earnings		13,242	12,637		605	Increase due to current year net income of $3,640 million, partly offset by share repurchases of $1,873 million and dividends paid of $1,159 million.

22 CN | 2016 Annual Report

Management's Discussion and Analysis

Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including an unsecured revolving credit facility, a commercial paper program, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The Company's access to long-term funds in the debt capital markets depends on its credit rating and market conditions. The Company believes that it continues to have access to the long-term debt capital markets. If the Company were unable to borrow funds at acceptable rates in the long-term debt capital markets, the Company could borrow under its revolving credit facility, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.
The Company's primary uses of funds are for working capital requirements, including income tax installments, pension contributions, and contractual obligations; capital expenditures relating to track infrastructure and other; acquisitions; dividend payouts; and the repurchase of shares through share repurchase programs. The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its optimal capital structure, cost of capital, and the need for additional debt financing.
The Company has a working capital deficit, which is considered common in the rail industry because it is capital-intensive, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2016 and December 31, 2015, the Company had Cash and cash equivalents of $176 million and $153 million, respectively; Restricted cash and cash equivalents of $496 million and $523 million, respectively; and a working capital deficit of $901 million and $845 million, respectively. The working capital deficit increased by $56 million in 2016 primarily as a result of an increase in Current portion of long-term debt mainly due to the issuance of commercial paper, and decreased Other current assets; partly offset by decreased Accounts payable and other. The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company's U.S. and other foreign subsidiaries hold cash to meet their respective operational requirements.  If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries.  The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A.

Available financing sources
Shelf prospectus and registration statement
During 2016, the Company issued US$1,150 million of debt securities in the U.S. capital markets under its current shelf prospectus and registration statement. The Company has remaining capacity available of $4,466 million under its shelf prospectus and registration statement, for which CN can issue debt securities in the Canadian and U.S. capital markets over the next 13 months. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.

Revolving credit facility
On March 11, 2016, the Company's revolving credit facility agreement was amended, which increased the credit facility from $800 million to $1.3 billion, effective May 5, 2016. The increased capacity provides the Company with additional financial flexibility. The amended credit facility of $1.3 billion consists of a tranche for $420 million maturing on May 5, 2019 and a tranche for $880 million maturing on May 5, 2021. The accordion feature, which provides for an additional $500 million subject to the consent of individual lenders, remains unchanged. The credit facility is available for working capital and general corporate purposes, including backstopping the Company's commercial paper programs.
As at December 31, 2016 and 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2016 and 2015.

23 CN | 2016 Annual Report

Management's Discussion and Analysis

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the US dollar equivalent, on a combined basis, which increased from $800 million, effective May 5, 2016. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative at a low cost, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $1.3 billion revolving credit facility to meet its short-term liquidity needs.
 As at December 31, 2016, the Company had total commercial paper borrowings of US$451 million ($605 million) (2015 - US$331 million ($458 million)), presented in Current portion of long-term debt on the Consolidated Balance Sheets.
Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On October 25, 2016, the Company extended the term of its agreement by one year to February 1, 2019. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and is renewed at market rates in effect. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.
The Company is subject to customary credit rating requirements, which if not met, could result in termination of the program. The necessary credit rating requirements have been met as of the date of this MD&A. The Company is also subject to customary reporting requirements for which failure to perform could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facility and commercial paper program, and/or access to capital markets.
As at December 31, 2016 and 2015, the Company had no proceeds received under the accounts receivable securitization program.

Bilateral letter of credit facilities
The Company has a series of committed bilateral letter of credit facility agreements. During 2016, the Company extended the expiry date of the majority of these agreements by one year to April 28, 2019, and entered into various uncommitted bilateral letter of credit facility agreements. These agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at December 31, 2016, the Company had outstanding letters of credit of $451 million (2015 - $551 million) under the committed facilities from a total available amount of $508 million (2015 - $575 million) and $68 million (2015 - $nil) under the uncommitted facilities.
As at December 31, 2016, included in Restricted cash and cash equivalents was $426 million (2015 - $523 million) and $68 million (2015 - $nil) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in Note 10 – Long-term debt to the Company's 2016 Annual Consolidated Financial Statements.

24 CN | 2016 Annual Report

Management's Discussion and Analysis

Credit ratings
The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.
The following table provides the credit ratings that CN has received from credit rating agencies as of the date of this MD&A:

	Long-term debt rating	Commercial paper rating
Dominion Bond Rating Service	A	R-1 (low)
Moody's Investors Service	A2	P-1
Standard & Poor's	A	A-1

These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

Cash flows

In millions	Year ended December 31,	2016	2015	Variance
Net cash provided by operating activities		$5,202	$5,140	$62
Net cash used in investing activities		(2,655)	(2,827)	172
Net cash used in financing activities		(2,539)	(2,223)	(316)
Effect of foreign exchange fluctuations on
US dollar-denominated cash and cash equivalents		15	11	4
Net increase (decrease) in cash and cash equivalents		23	101	(78)
Cash and cash equivalents, beginning of year		153	52	101
Cash and cash equivalents, end of year		$176	$153	$23

Operating activities
Net cash provided by operating activities increased by $62 million in 2016, mainly due to improvements in earnings.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the year ended December 31, 2016 and 2015 of $162 million and $126 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes and voluntary contributions to the U.S. qualified defined benefit plans. The Company expects to make total cash contributions of approximately $115 million for all pension plans in 2017.
See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in Note 12 – Pensions and other postretirement benefits to the Company's 2016 Annual Consolidated Financial Statements.

Income tax payments
The Company is required to make scheduled installment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax installments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.
In 2016, net income tax payments were $653 million ($725 million in 2015). The decrease was mainly attributable to lower required tax installments, reflecting a lower proportion of the Company's pre-tax income being earned in higher tax rate jurisdictions. For the 2017 fiscal year, the Company's net income tax payments are expected to be approximately $600 million.

25 CN | 2016 Annual Report

Management's Discussion and Analysis
Investing activities
Net cash used in investing activities decreased by $172 million in 2016, mainly as a result of proceeds received from the disposal of property and a reduction in cash pledged as collateral under the bilateral letter of credit facilities.

Property additions

In millions	Year ended December 31,	2016	2015
Track and roadway (1)		$1,834	$1,855
Rolling stock		494	480
Buildings		85	71
Information technology		176	144
Other		163	156
Gross property additions		2,752	2,706
Less: Capital leases		57	-
Property additions (2)		$2,695	$2,706

(1)
In 2016, approximately 80% (2015 - 90%) of the Track and roadway property additions were incurred to renew the basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 13% of the Company's total operating expenses in 2016 (2015 - 12%).

(2)	Includes $313 million and $128 million associated with the U.S. federal government legislative PTC implementation in 2016 and 2015 respectively.

2017 Capital expenditure program
The Company expects to invest approximately $2.5 billion in its capital program, which will be financed with cash generated from operations, as outlined below:
•
$1.6 billion on track infrastructure to continue operating a safe railway and improve the productivity and fluidity of the network; including the replacement of rail, ties, and other track materials, bridge improvements, as well as various branch line upgrades;

•	$0.4 billion associated with the U.S. federal government legislative PTC implementation;
•	$0.3 billion on initiatives to drive productivity, including information technology to improve service and operating efficiency; and
•
$0.2 billion on equipment capital expenditures, allowing the Company to tap growth opportunities and improve the quality of the fleet; and in order to handle expected traffic increase and improve operational efficiency;

Disposal of property
In 2016, cash flows included cash proceeds of $85 million before transaction costs from the disposal of the Viaduc du Sud. In 2015, there were no significant disposals of property. Additional information relating to disposals of property is provided in Note 3 – Other income to the Company's 2016 Annual Consolidated Financial Statements.

Financing activities
Net cash used in financing activities increased by $316 million in 2016, driven by higher repurchases of common shares and an increase in dividend payments, partly offset by the net issuance of debt.

Debt financing activities
Debt financing activities in 2016 included the following:
•	On December 15, 2016, repayment of US$300 million ($398 million) 1.45% Notes due 2016 upon maturity;
•	On August 2, 2016, issuance of US$650 million ($848 million) 3.20% Notes due 2046 in the U.S. capital markets, which resulted in net proceeds of $832 million;
•	On June 1, 2016, repayment of US$250 million ($328 million) 5.80% Notes due 2016 upon maturity;
•	On February 23, 2016, issuance of US$500 million ($686 million) 2.75% Notes due 2026 in the U.S. capital markets, which resulted in net proceeds of $677 million;
•	Repayment of debt related to capital leases of $229 million; and
•	Net issuance of commercial paper of $137 million.

26 CN | 2016 Annual Report

Management's Discussion and Analysis

Debt financing activities in 2015 included the following:
•	On November 6, 2015, repayment of US$350 million ($461 million) Floating Rate Notes due 2015 upon maturity;
•
On September 22, 2015, issuance of $350 million 2.80% Notes due 2025, $400 million 3.95% Notes due 2045 and $100 million 4.00% Notes due 2065 in the Canadian capital markets, which resulted in total net proceeds of $841 million;

•	Net issuance of commercial paper of $451 million; and
•	Repayment of debt related to capital leases of $241 million and the accounts receivable securitization program of $50 million.

Cash obtained from the issuance of debt in 2016 and 2015 was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness and share repurchases. Additional information relating to the Company's outstanding debt securities is provided in Note 10 – Long-term debt to the Company's 2016 Annual Consolidated Financial Statements.

Share repurchase programs
The Company may repurchase shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2016 and October 29, 2017. The Company's NCIB notice may be found online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A printed copy may be obtained by contacting the Corporate Secretary's Office.
Previous share repurchase programs allowed for the repurchase of up to 33.0 million common shares between October 30, 2015 and October 29, 2016, and up to 28.0 million common shares between October 24, 2014 and October 23, 2015, pursuant to the NCIBs.
The following table provides the information related to the share repurchase programs for the years ended December 31, 2016, 2015 and 2014:
						Total program
In millions, except per share data	Year ended December 31,	2016	2015	2014
October 2016 - October 2017 program
Number of common shares (1)		3.5	N/A	N/A		3.5
Weighted-average price per share		$84.06	N/A	N/A		$84.06
Amount of repurchase		$293	N/A	N/A		$293
October 2015 - October 2016 program
Number of common shares (1)		22.9	5.8	N/A		28.7
Weighted-average price per share		$74.60	$70.44	N/A		$73.76
Amount of repurchase		$1,707	$410	N/A		$2,117
October 2014 - October 2015 program
Number of common shares (1)		N/A	17.5	5.6		23.1
Weighted-average price per share (2)		N/A	$76.79	$73.29		$75.94
Amount of repurchase		N/A	$1,340	$410		$1,750
Total for the year
Number of common shares (1)		26.4	23.3	22.4	(4)
Weighted-average price per share (2)		$75.85	$75.20	$67.38	(4)
Amount of repurchase (3)		$2,000	$1,750	$1,505	(4)

(1)
Includes repurchases of common shares in each quarter of 2016 and in the first, third and fourth quarters of 2015, and the first and fourth quarters of 2014 pursuant to private agreements between the Company and arm's-length third-party sellers.

(2)	Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.
(4)
Includes 2014 repurchases from the October 2013 - October 2014 program, which consisted of 16.8 million common shares, a weighted-average price per share of $65.40 and an amount of repurchase of $1,095 million.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase common shares on the open market, which are used to deliver common shares under the Share Units Plan. For the year ended December 31, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31 for settlement under the Share Units Plan, and purchased 0.7 million common shares for $60 million at a weighted-average price per share of $84.99, including brokerage fees. For the year ended December 31, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees. Additional information relating to the share purchases by Share Trusts is provided in Note 13 – Share capital to the Company's 2016 Annual Consolidated Financial Statements.

27 CN | 2016 Annual Report

Management's Discussion and Analysis

Dividends paid
During 2016, the Company paid quarterly dividends of $0.3750 per share amounting to $1,159 million, compared to $996 million, at the rate of $0.3125 per share in 2015. For 2017, the Company's Board of Directors approved an increase of 10% to the quarterly dividend to common shareholders, from $0.3750 per share in 2016 to $0.4125 per share in 2017.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations for the following items as at December 31, 2016:

In millions	Total	2017	2018	2019	2020	2021	2022 & thereafter
Debt obligations (1)	$10,593	$1,277	$697	$730	$-	$781	$7,108
Interest on debt obligations (2)	7,366	473	438	386	366	363	5,340
Capital lease obligations (3)	439	224	24	17	22	12	140
Operating lease obligations	629	140	126	96	66	48	153
Purchase obligations (4)	1,115	920	58	43	30	26	38
Other long-term liabilities (5)	734	67	44	42	62	47	472
Total contractual obligations	$20,876	$3,101	$1,387	$1,314	$546	$1,277	$13,251

(1)	Presented net of unamortized discounts and debt issuance costs and excludes capital lease obligations.
(2)	Interest payments on the floating rate notes are calculated based on the three-month London Interbank Offered Rate effective as at December 31, 2016.
(3)	Includes $344 million of minimum lease payments and $95 million of imputed interest at rates ranging from 0.7% to 6.8%.
(4)	Includes commitments for railroad ties, rail, freight cars, fuel, and other equipment and services, as well as outstanding information technology service contracts and licenses.
(5)
Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

Free cash flow
Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities as reported for the years ended December 31, 2016, 2015 and 2014, to free cash flow:

In millions	Year ended December 31,	2016	2015	2014
Net cash provided by operating activities		$5,202	$5,140	$4,381
Net cash used in investing activities		(2,655)	(2,827)	(2,176)
Net cash provided before financing activities		2,547	2,313	2,205
Adjustment: Change in restricted cash and cash equivalents		(27)	60	15
Free cash flow		$2,520	$2,373	$2,220

28 CN | 2016 Annual Report

Management's Discussion and Analysis

Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income to the adjusted measures presented below, which have been used to calculate the adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2016	2015	2014
Debt		$10,937	$10,427	$8,372
Adjustment: Present value of operating lease commitments (1)		533	607	607
Adjusted debt		$11,470	$11,034	$8,979

Net income		$3,640	$3,538	$3,167
Interest expense		480	439	371
Income tax expense		1,287	1,336	1,193
Depreciation and amortization		1,225	1,158	1,050
EBITDA		6,632	6,471	5,781
Adjustments:
Other income		(95)	(47)	(107)
Deemed interest on operating leases		24	29	28
Adjusted EBITDA		$6,561	$6,453	$5,702
Adjusted debt-to-adjusted EBITDA multiple (times)		1.75	1.71	1.57

(1) The operating lease commitments have been discounted using the Company's implicit interest rate for each of the periods presented.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2016, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 16 – Major commitments and contingencies to the Company's 2016 Annual Consolidated Financial Statements.

Outstanding share data

As at February 1, 2017, the Company had 760.3 million common shares and 5.2 million stock options outstanding.

29 CN | 2016 Annual Report

Management's Discussion and Analysis

Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk
Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties; and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.
The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk remote.

Liquidity risk
Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as a revolving credit facility, commercial paper, and an accounts receivable securitization program. As well, the Company has available capacity under its shelf prospectus and registration statement of $4,466 million. Access to capital markets under the shelf prospectus and registration statement is dependent on market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company's available financing sources.
Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.
The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2016, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,035 million (2015 - US$361 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2016, the Company recorded a loss of $1 million (2015 - gain of $61 million; 2014 - gain of $9 million), related to foreign exchange forward contracts. These losses or gains were largely offset by the re-measurement of other US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2016, Other current assets included an unrealized gain of $19 million (2015 - $4 million) and Accounts payable and other included an unrealized loss of $1 million (2015 - $2 million), related to foreign exchange forward contracts.
The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

30 CN | 2016 Annual Report

Management's Discussion and Analysis

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. As at December 31, 2016, Accumulated other comprehensive loss included an unamortized gain of $7 million (2015 - $7 million) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.
The estimated annual impact on net income of a year-over-year one-percent change in the interest rate on floating rate debt is approximately $9 million.

Commodity price risk
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.
The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel (OHD), and to a lesser extent West-Texas Intermediate crude oil (WTI).
While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2016, the Company's debt had a carrying amount of $10,937 million (2015 - $10,427 million) and a fair value of $12,084 million (2015 - $11,720 million).

Level 3 Significant inputs are unobservable
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company's proportionate share of the underlying net assets. As at December 31, 2016, the Company's investments had a carrying amount of $68 million (2015 - $69 million) and a fair value of $220 million (2015 - $220 million).

31 CN | 2016 Annual Report

Management's Discussion and Analysis

Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by FASB were adopted by the Company during the current period:
Standard	Description	Impact
ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting
Simplifies several aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the Statement of Cash Flows. The new guidance includes multiple amendments with differing application methods.

The Company elected to adopt this standard in 2016 on a prospective basis with an effective date of January 1, 2016. The adoption of this standard did not have a significant impact on the Company's Consolidated Financial Statements.

ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)	Removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value practical expedient.
The Company adopted this standard in 2016 on a retrospective basis. Investments measured at net asset value of $3,305 million and $3,511 million as at December 31, 2016 and 2015, respectively, held by the Company's defined benefit pension plans, are no longer included in the fair value hierarchy.

The following recent ASUs issued by FASB have an effective date after December 31, 2016 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash
Requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments should be applied using a retrospective transition method to each period presented.
		The amendments will affect the classification and presentation of restricted cash in the Company's Statement of Cash Flows.	December 15, 2017. Early adoption is permitted.
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
Requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amendments replace the current incurred loss impairment methodology with one that reflects expected credit losses and considers a broader range of reasonable and supportable information to determine the expected credit loss estimates.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements; no significant impact is expected.	December 15, 2019. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements. The Company is reviewing all lease contracts and expects that the majority of operating leases will be recognized on the Consolidated Balance Sheet. CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, through the review of customer contracts, in relation to the new standard. In addition, the Company is evaluating the transition method to apply. CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

(1)	Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2017 have been evaluated by the Company and will not have a significant impact on the Company's financial statements.
(2)	Effective for annual and interim reporting periods beginning after the stated date.

32 CN | 2016 Annual Report

Management's Discussion and Analysis

Critical accounting estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2016 Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company's critical accounting estimates with the Audit Committee of the Company's Board of Directors, and the Audit Committee has reviewed the Company's related disclosures.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income.
On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2016, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.1 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets.
In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2016, the total amount of gross unrecognized tax benefits was $61 million before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2016 was $54 million. If recognized, $20 million of the net unrecognized tax benefits as at December 31, 2016 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $7 million of the net unrecognized tax benefits as at December 31, 2016 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company's deferred income tax assets are mainly composed of temporary differences related to the pension liability, accruals for personal injury claims and other reserves, other postretirement benefits liability, and net operating losses and tax credit carryforwards. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian and U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $130 million and $116 million in 2016, respectively.
For the year ended December 31, 2016, the Company recorded total income tax expense of $1,287 million, of which $704 million was a deferred income tax expense which included a deferred income tax expense of $7 million resulting from the enactment of a higher provincial corporate income tax rate. For the year ended December 31, 2015, the Company recorded total income tax expense of $1,336 million, of which $600 million was a deferred income tax expense which included a deferred income tax expense of $42 million resulting from the enactment of a higher provincial corporate income tax rate. For the year ended December 31, 2014, the Company recorded total income tax expense of $1,193 million, of which $416 million was a deferred income tax expense which included an income tax recovery of $18 million resulting from a change in the estimate of the deferred income tax liability related to properties. The Company's net deferred income tax liability as at December 31, 2016 was $8,473 million (2015 - $8,105 million). Additional disclosures are provided in Note 4 – Income taxes to the Company's 2016 Annual Consolidated Financial Statements.

33 CN | 2016 Annual Report

Management's Discussion and Analysis

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast which are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates.
A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $50 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In the third quarter of 2016, the Company completed depreciation studies for track and roadway properties and as a result, the Company changed the estimated service lives for various types of track and roadway assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense.
For the year ended December 31, 2016, the Company recorded total depreciation expense of $1,223 million (2015 - $1,156 million; 2014 - $1,050 million). As at December 31, 2016, the Company had Properties of $33,755 million, net of accumulated depreciation of $12,412 million (2015 - $32,624 million, net of accumulated depreciation of $12,203 million). Additional disclosures are provided in Note 7 – Properties to the Company's 2016 Annual Consolidated Financial Statements.
GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Pensions and other postretirement benefits
The Company's plans have a measurement date of December 31. The following table provides the Company's pension asset, pension liability and other postretirement benefits liability as at December 31, 2016, and 2015:

In millions	December 31,	2016	2015
Pension asset		$907	$1,305
Pension liability		$442	$469
Other postretirement benefits liability		$270	$269

34 CN | 2016 Annual Report

Management's Discussion and Analysis

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.
Calculation of net periodic benefit cost (income)
In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.
For the years ended December 31, 2016, 2015 and 2014, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2016	2015	2014
Net periodic benefit cost (income) for pensions		$(161)	$34	$(4)
Net periodic benefit cost for other postretirement benefits		$7	$10	$12

As at December 31, 2016 and 2015, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2016	2015
Projected pension benefit obligation		$17,366	$17,081
Accumulated other postretirement benefit obligation		$270	$269

Discount rate assumption
The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A discount rate of 3.81% based on bond yields prevailing at December 31, 2016 (3.99% at December 31, 2015) was considered appropriate by the Company.
In 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.
The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.
Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates used to determine current service cost and interest cost under the spot rate approach in 2016 were 4.24% and 3.27%, respectively, compared to 3.99% for both costs under the approach applicable in 2015 and prior years. For 2016, the Company estimates the adoption of the spot rate approach increased net periodic benefit income by approximately $130 million compared to the approach applicable in 2015 and prior years.
Based on bond yields prevailing at December 31, 2016, the single equivalent discount rates used to determine current service cost and interest cost under the spot rate approach in 2017 are 4.11% and 3.15%, respectively.

35 CN | 2016 Annual Report

Management's Discussion and Analysis

 For the year ended December 31, 2016, a 0.25% decrease in the 3.81% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $550 million to the funded status for pensions and would result in a decrease of approximately $25 million to the 2017 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $520 million to the funded status for pensions and would result in an increase of approximately $25 million to the 2017 projected net periodic benefit income.

Expected long-term rate of return assumption
The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2016, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2017, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.
The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' target asset allocation ("Policy") and related benchmark indices. This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans' benefit obligations, the market return expectations of each asset class and the current state of financial markets. In 2016, the Policy was: 3% cash and short-term investments, 40% bonds and mortgages, 42% equities, 4% real estate, 7% oil and gas and 4% infrastructure investments.
Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, proposes an investment strategy ("Strategy") for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board ("Committee") regularly compares the actual asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plans to the performance of the benchmark indices.
The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies or to hedge or adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2016, the CN Pension Plan earned an annual average rate of return of 5.41%.
The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

	2016	2015	2014	2013	2012
Actual	4.4%	5.5%	10.1%	11.2%	7.7%
Market-related value	8.2%	7.0%	7.6%	7.3%	2.3%
Expected	7.00%	7.00%	7.00%	7.00%	7.25%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost of approximately $90 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2017
In 2017, the Company expects net periodic benefit income to remain essentially flat at approximately $165 million, compared to 2016.

36 CN | 2016 Annual Report

Management's Discussion and Analysis

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2016, the assets of the Company's various plans are comprised of 3% in cash and short-term investments, 33% in bonds and mortgages, 1% in private debt, 38% in equities, 2% in real estate assets, 6% in oil and gas, 5% in infrastructure, 10% in absolute return investments, and 2% in risk-based allocation investments. See Note 12 - Pensions and other postretirement benefits to the Company's 2016 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.
A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2016, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost.

Mortality
The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2016, 2015 and 2014.

Funding of pension plans
The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for approximately 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.
For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions (OSFI) for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified pension plans.
The Company's most recently filed actuarial valuations for its Canadian registered pension plans conducted as at December 31, 2015 indicated a funding excess on a going concern basis of approximately $2.2 billion and a funding excess on a solvency basis of approximately $0.3 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
The Company's next actuarial valuations for its Canadian registered pension plans required as at December 31, 2016 will be performed in 2017. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.5 billion, while on a solvency basis a funding excess of approximately $0.1 billion is expected.
Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $115 million for all of the Company's pension plans in 2017. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2017 funding obligations.
See the section of this MD&A entitled Liquidity and capital resources – Pension contributions for additional information relating to pension contributions.

37 CN | 2016 Annual Report

Management's Discussion and Analysis

Information disclosed by major pension plan
The following table provides the Company's plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

		CN Pension Plan	BC Rail Pension Plan	U.S. and other plans
In millions	December 31, 2016				Total
Plan assets by category
Cash and short-term investments		$531	$21	$19	$571
Bonds		5,414	227	145	5,786
Mortgages		102	3	1	106
Private debt		219	6	1	226
Equities		6,377	196	123	6,696
Real estate		371	10	2	383
Oil and gas		1,041	30	5	1,076
Infrastructure		780	21	4	805
Absolute return		1,712	52	8	1,772
Risk-based allocation		301	9	1	311
Other (1)		85	2	12	99
Total plan assets		$16,933	$577	$321	$17,831
Projected benefit obligation at end of year		$16,078	$530	$758	$17,366
Company contributions in 2016		$71	$-	$73	$144
Employee contributions in 2016		$53	$-	$-	$53

(1)	Other consists of operating assets of $163 million and liabilities of $64 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.

Additional disclosures are provided in Note 12 – Pensions and other postretirement benefits to the Company's 2016 Annual Consolidated Financial Statements.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
  In 2016, the Company recorded a decrease of $11 million to its provision for personal injuries and other claims in Canada as a result of an actuarial valuation for employee injury claims as well as various other claims. In 2015 and 2014, actuarial valuations resulted in a decrease of $12 million and $2 million, respectively.

38 CN | 2016 Annual Report

Management's Discussion and Analysis

 As at December 31, 2016, 2015 and 2014 the Company's provision for personal injury and other claims in Canada was as follows:

In millions	2016	2015	2014
Beginning of year	$191	$203	$210
Accruals and other	24	17	28
Payments	(32)	(29)	(35)
End of year	$183	$191	$203
Current portion - End of year	$39	$27	$28

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers' Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.
In 2016, the Company recorded an increase of $21 million to its provision for U.S. personal injury and other claims attributable to occupational disease claims, non-occupational disease claims and third-party claims and pursuant to the 2016 actuarial valuation. In 2015 and 2014, actuarial valuations resulted in a decrease of $5 million and $20 million, respectively. The prior years' decreases from the 2015 and 2014 actuarial valuations were mainly attributable to non-occupational disease claims, occupational disease claims and third-party claims reflecting a decrease in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.
As at December 31, 2016, 2015 and 2014, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions	2016	2015	2014
Beginning of year	$105	$95	$106
Accruals and other	51	22	2
Payments	(34)	(30)	(22)
Foreign exchange	(4)	18	9
End of year	$118	$105	$95
Current portion - End of year	$37	$24	$20

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. A 5% change in the asbestos average claim cost or a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

39 CN | 2016 Annual Report

Management's Discussion and Analysis

Environmental matters
Known existing environmental concerns
The Company has identified approximately 170 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at December 31, 2016, 2015 and 2014, the Company's provision for specific environmental sites was as follows:

In millions	2016	2015	2014
Beginning of year	$110	$114	$119
Accruals and other	6	81	11
Payments	(29)	(91)	(19)
Foreign exchange	(1)	6	3
End of year	$86	$110	$114
Current portion - End of year	$50	$51	$45

The Company anticipates that the majority of the liability at December 31, 2016 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
•	the lack of specific technical information available with respect to many sites;
•	the absence of any government authority, third-party orders, or claims with respect to particular sites;
•	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
•	the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

40 CN | 2016 Annual Report

Management's Discussion and Analysis
Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2016 amounted to $19 million (2015 - $20 million; 2014 - $20 million). For 2017, the Company expects to incur operating expenses relating to environmental matters in the same range as 2016. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2016 amounted to $15 million (2015 - $18 million; 2014 - $19 million). For 2017, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2016.

Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from Canadian Pacific Railway Company (CP), which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position.
The level of consolidation of rail systems in the U.S. has resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.

41 CN | 2016 Annual Report

Management's Discussion and Analysis

There can be no assurance that the Company will be able to compete effectively against current and future competitors in the transportation industry, and that further consolidation within the transportation industry and that legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry generally, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities like crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2016, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year.

42 CN | 2016 Annual Report

Management's Discussion and Analysis

Labor negotiations
As at December 31, 2016, CN employed a total of 15,428 employees in Canada, of which 11,215, or 73%, were unionized employees and 6,821 employees in the U.S., of which 5,406, or 79%, were unionized employees. The Company's relationships with its unionized workforce are governed by, amongst other items, collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, slowdowns and loss of business. Future labor agreements or renegotiated agreements could increase labor and fringe benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company's results of operations or financial position.

Canadian workforce
On March 23, 2016, the Company served notice to commence bargaining for the renewal of the collective agreements with the Teamsters Canada Rail Conference (TCRC) governing approximately 2,500 train conductors and yard coordinators, which expired on July 22, 2016. On June 29, 2016, the Company filed a notice of dispute seeking conciliation assistance. On July 14, 2016, the Minister of Labour appointed two conciliation officers to assist the parties with their negotiations. On September 16, 2016, the Company and the TCRC agreed to extend the conciliation period on a voluntary basis.
 On October 12, 2016, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expired on December 31, 2016. On December 15, 2016, CN filed a notice of dispute seeking conciliation assistance with the Minister of Labour. On December 29, 2016, the Minister of Labour appointed two conciliation officers to assist the parties in their efforts to renew the collective agreement.
 The Company's collective agreements remain in effect until the bargaining process outlined under the Canada Labour Code has been exhausted.
U.S. workforce
As of February 1, 2017, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC), Bessemer & Lake Erie Railroad Company (BLE) and The Pittsburgh and Conneaut Dock Company (PCD). Agreements in place have various moratorium provisions up to 2018, which preserve the status quo in respect of the given collective agreement during the terms of such moratoriums. All collective agreements covering non-operating craft employees and six collective agreements covering roughly half of the operating craft population of 3,000 employees are currently under renegotiation.
 During 2016, the Company renewed four collective agreements with the United Transportation Union (a division of the International Association of Sheet Metal, Air, Rail, and Transportation Workers - SMART) governing 65 yardmasters at GTW, two WC bargaining units, and a small subset working on the ICC.
 The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE have agreed to participate in, for collective agreements covering non-operating employees. Collective agreements covering operating employees at GTW, ICC, WC, BLE and all employees at PCD continue to be bargained on a local (corporate) basis.
 Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.

Regulation
Economic regulation – Canada
The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency ("Agency") under the Canada Transportation Act (CTA). The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.
On May 29, 2014, Bill C-30 came into force, which provides authority to the Government to establish minimum volumes of grain to be moved by the Company and CP and penalties in the event that thresholds are not met. The Government has not imposed any minimum grain volume requirements since March 28, 2015; however, as long as the amendments in Bill C-30 remain in effect, the Government can choose to stipulate volume requirements. Under other provisions of this bill, the Agency also extended the interswitching distance to 160 kilometers from the previous 30 kilometers limits for all commodities in the provinces of Manitoba, Saskatchewan and Alberta; and issued regulations defining what constitutes 'operational terms' for the purpose of rail level of service arbitrations. In the event that a railway fails to fulfill its service level obligations, Bill C-30 also allows the Agency to order a railway company to pay shippers for expenses incurred. On June 15, 2016, the Government of Canada announced that the provisions introduced by Bill C-30, which were set to expire on August 1, 2016, had been extended until August 2017.

43 CN | 2016 Annual Report

Management's Discussion and Analysis

  On June 25, 2014, the Government of Canada launched a statutory review of the CTA. The review concluded on December 21, 2015 when a report was submitted to the Federal Minister of Transport by the Chair of the review panel. The report was tabled in Parliament on February 25, 2016 by the Federal Minister of Transport. On November 3, 2016, the Minister announced that amendments to the CTA would be introduced in 2017 respecting the provisions of Bill C-30, the maximum revenue entitlement, reciprocal monetary penalties, the definition of the statutory level of service obligations and the timelines of Agency decisions.
On June 18, 2016, the liability and compensation regime for rail under the Safe and Accountable Rail Act came into force. Under the regime, railway companies are strictly liable for damages resulting from accidents involving crude oil and are required to maintain minimum liability insurance coverage in respect of losses incurred as a result of a railway accident involving crude oil. The Act creates a fund, capitalized through levies payable by crude oil shippers, to compensate for losses exceeding the railway company's minimum insurance level. CN has provided the Agency with submissions respecting the adequacy of its insurance coverage and has started collecting the levy on crude shipments. As a result of this legislation, the Agency also now has jurisdiction to order railway companies to compensate municipalities for the costs incurred in responding to fires caused by railway operations.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Economic regulation – U.S.
The Company's U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB). The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. The STB has undertaken proceedings in the past few years in a number of significant matters that remain pending, as noted below.
On December 12, 2013, the STB instituted a proceeding on how to ensure its rate complaint procedures are accessible to grain shippers and provide effective protection against unreasonable grain rates, subsequent to which it received comments and replies. The STB held a hearing on these matters in 2015. On September 7, 2016, the STB issued an advance notice of proposed rulemaking seeking comments on procedures that could comprise a new rate reasonableness methodology for use in very small rate disputes that would be available to shippers of agricultural products and all other commodities.
On December 20, 2013, the STB instituted a rulemaking proceeding to review how it determines the rail industry's cost of equity capital, and on April 2, 2014, joined it with a proceeding to explore its methodology for determining railroad revenue adequacy and the revenue adequacy component used in judging the reasonableness of rail rates. The STB held hearings on these matters in 2015. On October 31, 2016, the STB determined to leave unchanged its current method for determining the industry's cost of equity capital; decisions on the other portions of the joined proceedings remain pending. On September 8, 2016, the STB made its annual revenue adequacy determination for Class I carriers for 2015. The STB determined that four of the seven Class I carriers are revenue adequate, among them Grand Trunk Corporation, which includes CN's U.S. affiliated operations.
On October 8, 2014, the STB issued an interim order requiring all Class I railroads to provide each week a broad range of operational data, starting October 22, 2014. The STB is seeking to provide access to rail performance data sought by shippers and to meet the STB's objective of promoting transparency, accountability, and improvements in rail service. The STB directed individual railroads to provide data specific to Chicago and a narrative summary of operating conditions in Chicago as well as Chicago Transportation Coordination Office (CTCO) contingency protocols and other industry-wide information. On November 29, 2016, the STB issued a final rule requiring all Class I railroads and the CTCO to report this public performance data on a permanent basis. The first weekly report under the final rule is due February 8, 2017.
On March 28, 2016, the STB issued a notice of proposed rulemaking to revoke previously granted exemptions of five commodities from regulatory oversight: (1) crushed or broken stone, (2) hydraulic cement, (3) coke produced from coal, (4) primary iron or steel products, and (5) iron or steel scrap, wastes or tailings.
On August 3, 2016, the STB issued a notice of proposed rulemaking to adopt revised competitive access regulations to allow a party to seek a reciprocal switching prescription on the grounds that it is either practicable and in the public interest or necessary to provide competitive rail service.
Pursuant to the Passenger Rail Investment and Improvement Act of 2008 (PRIIA), the U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet heightened performance standards jointly promulgated by the Federal Railroad Administration (FRA) and Amtrak for Amtrak operations extending over two calendar quarters and to determine the cause of such failures. Should the STB commence an investigation and determine that a failure to meet these standards is due to the host railroad's failure to provide preference to Amtrak, the STB is authorized to assess damages against the host railroad. On January 19, 2012, Amtrak filed a complaint with the STB to commence such an investigation, including a request for damages for preference failures, for allegedly sub-standard performance of Amtrak trains on CN's ICC and GTW lines. On December 19, 2014, the STB granted Amtrak's motion to amend its

44 CN | 2016 Annual Report

Management's Discussion and Analysis

complaint to limit the STB's investigation to a single Amtrak service on CN's ICC line. That case was held in abeyance for the STB's issuance of a final rule on July 28, 2016, defining Amtrak "on-time performance" under Section 213 of PRIIA for purposes of triggering such investigations, and has now resumed. The rail industry has appealed the STB's final rule in the U.S. Court of Appeals for the Eight Circuit. The industry had previously challenged as unconstitutional Congress' delegation to Amtrak and the FRA of joint authority to promulgate the PRIIA performance standards. On July 2, 2013, the U.S. Court of Appeals for the District of Columbia Circuit (D.C. Circuit) so ruled, but on March 9, 2015, the Supreme Court vacated the D.C. Circuit's decision and returned the case to that court for review of the constitutional claims not previously ruled upon. On April 29, 2016, the D.C. Circuit determined that the joint FRA-Amtrak PRIIA performance standards are unconstitutional on due process grounds; as a result, the performance standards are currently invalid. The Government has until February 6, 2017 to seek Supreme Court review.
The U.S. Congress has had under consideration various pieces of legislation that would increase federal economic regulation of the railroad industry. On March 24, 2015, legislation was introduced in the Senate (S.853) which would (among a number of other provisions) allow for reciprocal switching for junctions within 100 miles, however, no further action was taken in Congress as of the date of this MD&A. On December 18, 2015, STB reauthorization legislation (S.808) was passed by Congress and signed into law by the President. In addition to addressing arbitration and the Board's investigatory authority, the new law further streamlines the STB's rate-case review process, and extends current STB membership from three Commissioners to five.
On January 10, 2017, the Village of Barrington, Illinois and the Illinois Department of Transportation jointly filed a petition seeking to have the STB extend its monitoring and oversight condition on CN's 2009 acquisition of the Elgin, Joliet and Eastern Railway (EJ&E) for two years beyond its scheduled January 23, 2017 expiration and for a grade separation condition at the intersection of U.S. Route 14 and the EJ&E line in Barrington at CN's expense.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation – Canada
The Company's rail operations in Canada are subject to safety regulation by the Federal Minister of Transport under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are admistered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is exposed to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the establishment of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods and that dangerous goods be tracked during transport.
Following a significant derailment involving a non-related short-line railroad within the Province of Quebec ("Lac-Mégantic derailment") on July 6, 2013, several measures have been taken by Transport Canada to strengthen the safety of the railway and transportation of dangerous goods systems in Canada. Amendments to the Canada Railway Safety Act and Transportation of Dangerous Goods Act include requirements for classification and sampling of crude oil, the provision of yearly aggregate information on the nature and volume of dangerous goods the company transports by rail through designated municipalities, and new speed limit restrictions of 40 miles per hour for certain trains carrying dangerous commodities. Additional requirements for railway companies to conduct route assessments for rail corridors handling significant volumes of dangerous goods and an Emergency Response Assistance Plan in order to ship large volumes of flammable liquids were also put into place. Further to this, on April 28, 2016, Transport Canada issued a Protective Direction under which railways are required to provide municipalities and first responders with data on dangerous goods to improve emergency planning, risk assessment, and training.
In 2014, Transport Canada's Grade Crossings Regulations came into force, which establish specific standards for new grade crossings and requirements that existing crossings be upgraded to basic safety standards within seven years, as well as safety related data that must be provided by railway companies on an annual basis. The Company has complied with the information requirements by providing road authorities with specific information respecting public grade crossings, as required by November 27, 2016.
In 2015, Transport Canada issued rules prohibiting the use of certain DOT-111 tank cars for the transportation of dangerous goods, and announced a new standard for tank cars transporting flammable liquid dangerous goods. The new standard, called TC-117, establishes enhanced construction specifications along with a phase out schedule for DOT-111 and CPC-1232 tank cars. On July 25, 2016, Transport Canada issued a Protective Direction which accelerated the phasing out of DOT-111 tank cars in crude oil service by November 1, 2016.
On June 1, 2016, the Minister of Transport proposed amendments to the Transportation of Dangerous Goods Act to improve reporting requirements by carriers respecting shipments of dangerous goods to enhance public safety and improve local emergency response.
On June 18, 2016, Transport Canada proposed Locomotive Emissions Regulations under the Railway Safety Act to limit air pollution and align Canadian standards with U.S. regulations.

45 CN | 2016 Annual Report

Management's Discussion and Analysis

On November 3, 2016, the Minister of Transport announced that the review of the Railway Safety Act which was initially scheduled for 2018, would be initiated in 2017, in order to further improve railway safety.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation – U.S.
The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.
In the aftermath of the July 2013 Lac-Mégantic derailment, the FRA issued Emergency Order No. 28, Notice No. 1 on August 2, 2013 directing that railroads take specific actions regarding unattended trains transporting specified hazardous materials, including securement of these trains. That same day, the FRA and PHMSA issued Safety Advisory 2013-06, which made recommendations to railroads on issues including crew staffing practices and operational testing to ensure employees' compliance with securement-related rules, as well as recommendations to shippers of crude oil to be transported by rail. In addition, the railroad industry has acted on its own to enhance rail safety in light of the Lac-Mégantic derailment and fire. Effective August 5, 2013, the Association of American Railroads (AAR) amended the industry's Recommended Railroad Operating Practices for Transportation of Hazardous Materials by expanding the definition of a "key train" (for which heightened operating safeguards are required).
On May 8, 2015, PHMSA issued a final rule in coordination with the FRA, containing new requirements for tank cars moving in high-hazard flammable trains (HHFTs) and related speed restrictions, as well as other requirements, including the use of electronically controlled pneumatic (ECP) brakes. To be used in an HHFT, new tank cars constructed after October 1, 2015 have to meet enhanced DOT-117 design or performance criteria, while existing tank cars will have to be retrofitted based on a DOT-prescribed schedule. On June 12, 2015, the AAR filed an administrative appeal with PHMSA challenging, among other matters, the agency's requirement for railroads to install ECP brakes on certain HHFTs. On November 6, 2015, PHMSA denied the AAR's administrative appeal. However, as part of the surface transportation reauthorization bill known as the FAST Act, which was enacted on December 4, 2015, Congress substituted certain modified requirements supported by the industry, and also provided for re-visitation of the ECP brake requirement through an 18-month independent study of the costs, benefits and operational impacts of ECP brakes to be conducted by the Government Accountability Office, in addition to further testing.
On March 15, 2016, the FRA issued a notice of proposed rulemaking establishing a requirement for a minimum of two crewmembers on most train movements, with the second crewmember needing to be physically located on the train, except in certain circumstances. The FRA will consider possible scenarios for use of a one person crew, but some element of a safety assessment will be involved with each scenario.
On July 13, 2016, in coordination with the FRA, PHMSA announced proposed regulations for oil spill response plans and information sharing for high-hazard flammable trains to improve oil spill response readiness and mitigate effects of oil-related rail incidents.
On January 10, 2017, PHMSA issued an advance notice of proposed rulemaking to consider whether to establish vapor pressure limits for unrefined petroleum-based products and other flammable liquid hazardous materials when transported by rail and other modes.
Rail safety bills have been introduced in the U.S. Congress following the Lac-Mégantic derailment, however these bills have not advanced due to the fact that much of the substance of rail safety was addressed under the recently enacted FAST Act, and by the FRA and PHMSA regulatory measures.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

46 CN | 2016 Annual Report

Management's Discussion and Analysis

Positive Train Control
On October 16, 2008, the U.S. Congress enacted the Rail Safety Improvement Act of 2008, which required all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic inhalation hazard materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. Pursuant to the Positive Train Control Enforcement and Implementation Act of 2015 and the FAST Act of 2015 (collectively the "PTCEIA"), Congress extended the PTC installation deadline until December 31, 2018, with the option for a railroad carrier to finalize full implementation of PTC by no later than December 31, 2020, provided certain benchmarks are met by the end of 2018. Pursuant to the PTCEIA, the Company submitted its revised implementation plan on January 27, 2016 and a request for amendment on December 29, 2016. The Company filed its first annual progress report with the FRA on March 31, 2016, and its initial quarterly progress reports on July 31 and October 31, 2016. The Company is progressing its implementation of PTC pursuant to the law and is working with the FRA and other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company estimates that the total PTC implementation cost will be US$1.2 billion, of which US$0.5 billion had been spent as of December 31, 2016.

Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:
•	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.
•	The CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program.
•	Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic.
•	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.
•	Gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.

  The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position.

Vessels
The Company's vessel operations are subject to regulation by the U.S. Coast Guard (USCG) and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency (EPA) has authority to regulate air emissions from these vessels.
The Federal Maritime Commission, which has authority over oceanborne transport of cargo into and out of the U.S., initiated a Notice of Inquiry in 2011 to examine whether the U.S. Harbor Maintenance Tax (HMT) and other factors may be contributing to the diversion of U.S.-bound cargo to Canadian and Mexican seaports, which could affect CN rail operations. While legislative initiatives have been launched since then, no further action was taken in the Senate or the House of Representatives as of the date of this MD&A.

47 CN | 2016 Annual Report

Management's Discussion and Analysis

Transportation of hazardous materials
As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, and environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

Economic conditions
The Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity.

Pension funding volatility
The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations as well as changes to existing federal pension legislation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations. There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology
The Company relies on information technology in all aspects of its business. While the Company has business continuity and disaster recovery plans, as well as other mitigation programs in place to protect its information and operational technology assets, a cyber security attack and significant disruption or failure of its information technology and communications systems could result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties and compromise corporate information and assets against intruders and, as such, could adversely affect the Company's results of operations, financial position or liquidity. If the Company is unable to acquire or implement new technology, it may suffer a competitive disadvantage, which could also have an adverse effect on the Company's results of operations, financial position or liquidity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S.
On October 12, 2015, the Softwood Lumber Agreement (SLA) between Canada and the U.S. expired. The SLA included a clause that prevented the U.S. from launching any trade action against Canadian producers for one year after the expiration date of the SLA. This moratorium period ended on October 12, 2016 and a new agreement has not been entered into, which presents a risk that Canadian softwood lumber shipments to the U.S. may be impacted by future trade disputes. On November 25, 2016, the U.S. Lumber Coalition filed a petition with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission to impose duties on imports of Canadian softwood lumber to the U.S. On December 15, 2016, the U.S. DOC agreed to conduct Countervailing Duty (CVD) and Anti-Dumping Duty (AD) investigations of Canadian softwood lumber exports to the U.S. The preliminary CVD determination is expected to occur in February 2017, while the preliminary AD determination is expected in early May 2017.
There can be no assurance that any potential trade actions taken by the Canadian and U.S. federal governments and agencies will not have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

48 CN | 2016 Annual Report

Management's Discussion and Analysis

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable.

Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in the financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable rates.

Supplier concentration
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position.

Availability of qualified personnel
The Company, like other companies in North America, may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and trainmen, could negatively impact the Company's ability to meet demand for rail service. The Company expects that approximately 30% of its workforce will be eligible to retire or leave through normal attrition (death, termination, resignation) within the next five-year period. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position.

Fuel costs
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses.

Interest rate
The Company is exposed to interest rate risk relating to the Company's long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments.  There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's liquidity.

49 CN | 2016 Annual Report

Management's Discussion and Analysis

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations.

Severe weather
The Company's success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, drought, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Business interruptions resulting from severe weather could result in increased costs, increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

Climate change
Climate change, including the impact of global warming, has the potential physical risk of increasing the frequency of adverse weather events, which can disrupt the Company's operations, damage its infrastructure or properties, or otherwise have a material adverse effect on the Company's results of operations, financial position or liquidity. In addition, in October 2016, the Canadian federal government announced its planned approach to pricing carbon pollution. Under the new plan, all Canadian jurisdictions will be required to have carbon pricing in place by 2018, with the price on carbon pollution starting at a minimum of $10 per tonne in 2018, rising by $10 a year to reach $50 per tonne in 2022. In recent years, the U.S. Congress has considered various bills concerning climate change. Bills that would regulate greenhouse gas emissions have not received sufficient Congressional support for enactment, however, some form of U.S. climate change legislation is possible in the future. While CN is continually focused on efficiency improvements, including by reducing its carbon footprint, caps, taxes, or other controls on emissions of greenhouse gasses, will increase the Company's capital and operating costs (and the company may not be able to offset such impact, including, for example, through higher freight rates) and could affect the markets for, or the volume of, the goods the Company carries thereby resulting in a material adverse effect on operations, financial position, results of operations or liquidity. Climate change legislation and regulation could also affect CN's customers; make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2016, have concluded that the Company's disclosure controls and procedures were effective.
During the fourth quarter ended December 31, 2016, there was no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
As of December 31, 2016, management has assessed the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2016, and issued Management's Report on Internal Control over Financial Reporting dated February 1, 2017 to that effect.

50 CN | 2016 Annual Report

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2016.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 and has also expressed an unqualified audit opinion on the Company's 2016 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated February 1, 2017.

(s) Luc Jobin
President and Chief Executive Officer

February 1, 2017

(s) Ghislain Houle
Executive Vice-President and Chief Financial Officer

February 1, 2017

51 CN | 2016 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company
We have audited the accompanying consolidated balance sheets of the Canadian National Railway Company (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with United States generally accepted accounting principles.
  We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 1, 2017 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

(s) KPMG LLP*

Montreal, Canada
February 1, 2017

* CPA auditor, CA, public accountancy permit No. A123145
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

                                        KPMG Canada provides services to KPMG LLP.

52 CN | 2016 Annual Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of the Canadian National Railway Company
We have audited the Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated February 1, 2017 expressed an unqualified opinion on those consolidated financial statements.

(s) KPMG LLP*

Montreal, Canada
February 1, 2017

*CPA auditor, CA, public accountancy permit No. A123145	KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

                                        KPMG Canada provides services to KPMG LLP.

53 CN | 2016 Annual Report

Consolidated Statements of Income

In millions, except per share data	Year ended December 31,	2016	2015	2014
Revenues		$12,037	$12,611	$12,134
Operating expenses
Labor and fringe benefits		2,119	2,406	2,319
Purchased services and material		1,592	1,729	1,598
Fuel		1,051	1,285	1,846
Depreciation and amortization		1,225	1,158	1,050
Equipment rents		375	373	329
Casualty and other		363	394	368
Total operating expenses		6,725	7,345	7,510
Operating income		5,312	5,266	4,624
Interest expense		(480)	(439)	(371)
Other income (Note 3)		95	47	107
Income before income taxes		4,927	4,874	4,360
Income tax expense (Note 4)		(1,287)	(1,336)	(1,193)
Net income		$3,640	$3,538	$3,167

Earnings per share (Note 5)
Basic		$4.69	$4.42	$3.86
Diluted		$4.67	$4.39	$3.85

Weighted-average number of shares (Note 5)
Basic		776.0	800.7	819.9
Diluted		779.2	805.1	823.5

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions	Year ended December 31,	2016	2015	2014
	Net income	$3,640	$3,538	$3,167
	Other comprehensive income (loss) (Note 15)
	Net gain (loss) on foreign currency translation	(45)	249	75
	Net change in pension and other postretirement benefit plans (Note 12)	(694)	306	(995)
	Amortization of gain on treasury lock	-	-	(1)
	Other comprehensive income (loss) before income taxes	(739)	555	(921)
	Income tax recovery	148	105	344
	Other comprehensive income (loss)	(591)	660	(577)
	Comprehensive income	$3,049	$4,198	$2,590

	See accompanying notes to consolidated financial statements.

54 CN | 2016 Annual Report

Consolidated Balance Sheets
In millions	December 31,	2016	2015
Assets
Current assets
Cash and cash equivalents		$176	$153
Restricted cash and cash equivalents (Note 10)		496	523
Accounts receivable (Note 6)		875	878
Material and supplies		363	355
Other current assets		197	244
Total current assets		2,107	2,153
Properties (Note 7)		33,755	32,624
Pension asset (Note 12)		907	1,305
Intangible and other assets (Note 8)		288	320
Total assets		$37,057	$36,402
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other (Note 9)		$1,519	$1,556
Current portion of long-term debt (Note 10)		1,489	1,442
Total current liabilities		3,008	2,998
Deferred income taxes (Note 4)		8,473	8,105
Other liabilities and deferred credits (Note 11)		593	644
Pension and other postretirement benefits (Note 12)		694	720
Long-term debt (Note 10)		9,448	8,985
Shareholders' equity
Common shares (Note 13)		3,730	3,705
Common shares in Share Trusts (Note 13)		(137)	(100)
Additional paid-in capital (Note 13)		364	475
Accumulated other comprehensive loss (Note 15)		(2,358)	(1,767)
Retained earnings		13,242	12,637
Total shareholders' equity		14,841	14,950
Total liabilities and shareholders' equity		$37,057	$36,402

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(s) Robert Pace	(s) Luc Jobin
Director	Director

55 CN | 2016 Annual Report

Consolidated Statements of Changes in Shareholders' Equity

	Number of			Common		Accumulated
	common shares			shares	Additional	other		Total
		Share	Common	in Share	paid-in	comprehensive	Retained	shareholders'
In millions	Outstanding	Trusts	shares	Trusts	capital	loss	earnings	equity

Balance at December 31, 2013	830.6	-	$3,795	$-	$220	$(1,850)	$10,788	$12,953

Net income							3,167	3,167
Stock options exercised	1.2		31		(6)			25
Stock-based compensation expense					16			16
Modification of stock-based
compensation awards (Note 13)					209			209
Share repurchase programs (Note 13)	(22.4)		(108)				(1,397)	(1,505)
Other comprehensive loss (Note 15)						(577)		(577)
Dividends ($1.00 per share)							(818)	(818)
Balance at December 31, 2014	809.4	-	3,718	-	439	(2,427)	11,740	13,470

Net income							3,538	3,538
Stock options exercised	2.5		91		(17)			74
Settlement of equity settled awards			4		(8)			(4)
Stock-based compensation expense					61		(3)	58
Share repurchase programs (Note 13)	(23.3)		(108)				(1,642)	(1,750)
Share purchases by Share Trusts (Note 13)	(1.4)	1.4		(100)				(100)
Other comprehensive income (Note 15)						660		660
Dividends ($1.25 per share)							(996)	(996)
Balance at December 31, 2015	787.2	1.4	3,705	(100)	475	(1,767)	12,637	14,950

Net income							3,640	3,640
Stock options exercised	1.6		73		(12)			61
Settlement of equity settled awards			79		(138)			(59)
Stock-based compensation expense					62		(3)	59
Share repurchase programs (Note 13)	(26.4)		(127)				(1,873)	(2,000)
Share purchases by Share Trusts (Note 13)	(0.7)	0.7		(60)				(60)
Share settlements by Share Trusts (Note 13)	0.3	(0.3)		23	(23)			-
Other comprehensive loss (Note 15)						(591)		(591)
Dividends ($1.50 per share)							(1,159)	(1,159)
Balance at December 31, 2016	762.0	1.8	$3,730	$(137)	$364	$(2,358)	$13,242	$14,841

See accompanying notes to consolidated financial statements.
56 CN | 2016 Annual Report

Consolidated Statements of Cash Flows
In millions	Year ended December 31,	2016	2015	2014
Operating activities
Net income		$3,640	$3,538	$3,167
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,225	1,158	1,050
Deferred income taxes (Note 4)		704	600	416
Gain on disposal of property (Note 3)		(76)	-	(80)
Changes in operating assets and liabilities:
Accounts receivable		(3)	188	(59)
Material and supplies		(2)	4	(51)
Accounts payable and other		(51)	(282)	-
Other current assets		21	46	5
Pensions and other, net		(256)	(112)	(67)
Net cash provided by operating activities		5,202	5,140	4,381
Investing activities
Property additions		(2,695)	(2,706)	(2,297)
Disposal of property (Note 3)		85	-	173
Change in restricted cash and cash equivalents		27	(60)	(15)
Other, net		(72)	(61)	(37)
Net cash used in investing activities		(2,655)	(2,827)	(2,176)
Financing activities
Issuance of debt (Note 10)		1,509	841	1,022
Repayment of debt (Note 10)		(955)	(752)	(822)
Net issuance (repayment) of commercial paper (Note 10)		137	451	(277)
Settlement of foreign exchange forward contracts on long-term debt		(21)	-	-
Issuance of common shares for stock options exercised (Note 14)		61	79	30
Withholding taxes remitted on the net settlement of equity settled awards (Note 14)		(44)	(2)	-
Repurchase of common shares (Note 13)		(1,992)	(1,742)	(1,505)
Purchase of common shares for settlement of equity settled awards		(15)	(2)	-
Purchase of common shares by Share Trusts (Note 13)		(60)	(100)	-
Dividends paid		(1,159)	(996)	(818)
Net cash used in financing activities		(2,539)	(2,223)	(2,370)
Effect of foreign exchange fluctuations on US
dollar-denominated cash and cash equivalents		15	11	3
Net increase (decrease) in cash and cash equivalents		23	101	(162)
Cash and cash equivalents, beginning of year		153	52	214
Cash and cash equivalents, end of year		$176	$153	$52
Supplemental cash flow information
Interest paid		$(470)	$(432)	$(409)
Income taxes paid (Note 4)		$(653)	$(725)	$(722)

See accompanying notes to consolidated financial statements.

57 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Contents

1 Summary of significant accounting policies	59
2 Recent accounting pronouncements	63
3 Other income	64
4 Income taxes	65
5 Earnings per share	67
6 Accounts receivable	67
7 Properties	68
8 Intangible and other assets	68
9 Accounts payable and other	68
10 Long-term debt	69
11 Other liabilities and deferred credits	71
12 Pensions and other postretirement benefits	71
13 Share capital	79
14 Stock-based compensation	80
15 Accumulated other comprehensive loss	85
16 Major commitments and contingencies	86
17 Financial instruments	90
18 Segmented information	92

58 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the cities and ports of Vancouver, Prince Rupert (British Columbia), Montreal, Halifax, New Orleans and Mobile (Alabama), and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth (Minnesota)/Superior (Wisconsin), Green Bay (Wisconsin), Minneapolis/St. Paul, Memphis, and Jackson (Mississippi), with connections to all points in North America. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company funds the Share Trusts. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues
Freight revenues are recognized using the percentage of completed service method based on the transit time of freight as it moves from origin to destination. The allocation of revenues between reporting periods is based on the relative transit time in each period with expenses being recorded as incurred. Revenues related to non-rail transportation services are recognized as service is performed or as contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share
Basic earnings per share is calculated based on the weighted-average number of common shares outstanding over each period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes fully vested equity settled stock-based compensation awards excluding stock options. Diluted earnings per share is calculated based on the weighted-average number of diluted shares outstanding using the treasury stock method. Included in the diluted earnings per share calculation are dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards.

Foreign currency
All of the Company's United States (U.S.) subsidiaries use the US dollar as their functional currency. Accordingly, the U.S. subsidiaries' assets and liabilities are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).

59 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

 The Company designates the US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated long-term debt are also included in Other comprehensive income (loss).

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheet and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for doubtful accounts. The allowance for doubtful accounts is based on expected collectability and considers historical experience as well as known trends or uncertainties related to account collectability. When a receivable is deemed uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income.

Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are valued at weighted-average cost.

Properties
Accounting policy for capitalization of costs
The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality, or physical or service capacity. The Company has a process in place to determine whether its capital programs qualify for capitalization. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:
•	grading: installation of road bed, retaining walls, and drainage structures;
•	rail and related track material: installation of 39 or more continuous feet of rail;
•	ties: installation of 5 or more ties per 39 feet; and
•	ballast: installation of 171 cubic yards of ballast per mile.

For purchased assets, the Company capitalizes all costs necessary to make the asset ready for its intended use. Expenditures that are capitalized as part of self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs which are not charged directly to capital projects. These allocated costs include, but are not limited to, fringe benefits, small tools and supplies, maintenance on equipment used on projects and project supervision. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.
For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.

60 CN | 2016 Annual Report

Notes to Consolidated Financial Statements
For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its average cost measured using the quantities of new ballast added.
 Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.
Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are considered normal repairs and maintenance and are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Accounting policy for depreciation
Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast which are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), less the rail asset's usage to date. The annual composite depreciation rate for rail assets is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.

Intangible assets
Intangible assets consist mainly of customer contracts and relationships assumed through past acquisitions and are being amortized on a straight-line basis over 40 to 50 years.
The Company reviews the carrying amounts of intangible assets held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

Accounts receivable securitization
Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as a secured borrowing.

61 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost (income) is recorded in Labor and fringe benefits expense and includes:
•	the cost of pension benefits provided in exchange for employees' services rendered during the year;
•	the interest cost of pension obligations;
•	the expected long-term return on pension fund assets;
•	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans; and
•
the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Stock-based compensation
For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The fair value of PSU-ROIC awards is determined using a lattice-based model incorporating a minimum share price condition and the fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The fair value of deferred share unit (DSU) awards is determined using the stock price at the grant date. The fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value determined at each period-end.

Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs.  In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred unless they can contribute to current or future operations. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable and collectability is reasonably assured.

Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in Net income or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

62 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

2 – Recent accounting pronouncements

The following recent Accounting Standards Updates (ASUs) issued by FASB were adopted by the Company during the current period:
Standard	Description	Impact
ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting
Simplifies several aspects of the accounting for share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification in the Statement of Cash Flows. The new guidance includes multiple amendments with differing application methods.

The Company elected to adopt this standard in 2016 on a prospective basis with an effective date of January 1, 2016. The adoption of this standard did not have a significant impact on the Company's Consolidated Financial Statements.

ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its Equivalent)	Removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value practical expedient.
The Company adopted this standard in 2016 on a retrospective basis. Investments measured at net asset value of $3,305 million and $3,511 million as at December 31, 2016 and 2015, respectively, held by the Company's defined benefit pension plans, are no longer included in the fair value hierarchy.

The following recent ASUs issued by FASB have an effective date after December 31, 2016 and have not been adopted by the Company:

Standard (1)	Description	Impact	Effective date (2)
ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash
Requires that a Statement of Cash Flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments should be applied using a retrospective transition method to each period presented.
		The amendments will affect the classification and presentation of restricted cash in the Company's Statement of Cash Flows.	December 15, 2017. Early adoption is permitted.
ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments
Requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amendments replace the current incurred loss impairment methodology with one that reflects expected credit losses and considers a broader range of reasonable and supportable information to determine the expected credit loss estimates.
		The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements; no significant impact is expected.	December 15, 2019. Early adoption is permitted.
ASU 2016-02, Leases (Topic 842)
Requires the recognition of lease assets and lease liabilities on the Balance Sheet by lessees for most leases. Lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements. The Company is reviewing all lease contracts and expects that the majority of operating leases will be recognized on the Consolidated Balance Sheet. CN expects to adopt the requirements of the ASU effective January 1, 2019.
December 15, 2018. Early adoption is permitted.
ASU 2014-09, Revenue from Contracts with Customers (Topic 606)
Establishes principles for reporting the nature, amount, timing and uncertainty of revenues and cash flows arising from an entity's contracts with customers. The basis of the new standard is that an entity recognizes revenue to represent the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance can be applied using a retrospective or the cumulative effect transition method.

The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, through the review of customer contracts, in relation to the new standard. In addition, the Company is evaluating the transition method to apply. CN will adopt the requirements of the ASU effective January 1, 2018.
December 15, 2017. Early adoption is permitted.

(1)	Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2017 have been evaluated by the Company and will not have a significant impact on the Company's financial statements.
(2)	Effective for annual and interim reporting periods beginning after the stated date.

63 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

3 – Other income
In millions	Year ended December 31,	2016	2015	2014
Gain on disposal of property (1)		$76	$-	$99
Gain on disposal of land		17	52	21
Other (2)		2	(5)	(13)
Total other income		$95	$47	$107

(1)	In addition to the disposals of property described herein, 2014 includes other gains of $19 million.
(2)
Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of other US dollar-denominated monetary assets and liabilities. See Note 17 – Financial instruments.

Disposal of property
2016
Viaduc du Sud
On December 1, 2016, the Company completed the sale of approximately one mile of elevated track leading into Montreal's Central Station, together with the rail fixtures (collectively the "Viaduc du Sud"), to CDPQ Infra Inc., a wholly-owned subsidiary of the Caisse de dépôt et placement du Québec, for cash proceeds of $85 million before transaction costs. The transaction resulted in a gain on disposal of $76 million ($66 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

2014
Guelph
On September 4, 2014, the Company closed a transaction with Metrolinx to sell a segment of the Guelph subdivision located between Georgetown and Kitchener, Ontario, together with the rail fixtures and certain passenger agreements (collectively the "Guelph"), for cash proceeds of $76 million before transaction costs. The Company did not meet all the conditions to record the sale under the full accrual method for real estate transactions as it continues to have substantial continuing involvement on the Guelph. The Company will have relinquished substantially all of the risks and rewards of ownership on the Guelph in 2018, at which time the gain on the sale is expected to be recognized.

Deux-Montagnes
On February 28, 2014, the Company closed a transaction with Agence Métropolitaine de Transport to sell the Deux-Montagnes subdivision between Saint-Eustache and Montreal, Quebec, including the Mont-Royal tunnel, together with the rail fixtures (collectively the "Deux-Montagnes"), for cash proceeds of $97 million before transaction costs. Under the agreement, the Company obtained the perpetual right to operate freight trains over the Deux-Montagnes at its then current level of operating activity, with the possibility of increasing its operating activity for additional consideration. The transaction resulted in a gain on disposal of $80 million ($72 million after-tax) that was recorded in Other income under the full accrual method of accounting for real estate transactions.

64 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

4 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items such as tax rates in provincial, U.S. federal, state and other foreign jurisdictions and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments and lower tax rates on capital dispositions that may occur in any given year.
The following table provides a reconciliation of income tax expense:

In millions	Year ended December 31,	2016	2015	2014
Canadian statutory federal tax rate		15%	15%	15%
Income tax expense at the Canadian statutory federal tax rate		$739	$731	$654
Income tax expense (recovery) resulting from:
Provincial and foreign taxes (1)		532	550	531
Deferred income tax adjustments due to rate enactments (2)		7	42	-
Gain on disposals (3)		(12)	(11)	(19)
Other (4)		21	24	27
Income tax expense		$1,287	$1,336	$1,193
Cash payments for income taxes		$653	$725	$722

(1)	Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.
(2)	Includes the net income tax expense resulting from the enactment of provincial corporate income tax rates.
(3)	Relates to the permanent differences arising from lower capital gain tax rates on the gain on disposal of the Company's properties in Canada.
(4)	Includes adjustments relating to the resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, and other items.

 The following table provides tax information on a domestic and foreign basis:

In millions	Year ended December 31,	2016	2015	2014
Income before income taxes
Domestic		$3,726	$3,437	$3,042
Foreign		1,201	1,437	1,318
Total income before income taxes		$4,927	$4,874	$4,360
Current income tax expense
Domestic		$568	$640	$522
Foreign		15	96	255
Total current income tax expense		$583	$736	$777
Deferred income tax expense
Domestic		$450	$328	$271
Foreign		254	272	145
Total deferred income tax expense		$704	$600	$416

65 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

 The following table provides the significant components of deferred income tax assets and liabilities:
In millions	December 31,	2016	2015
Deferred income tax assets
Pension liability		$130	$147
Personal injury and legal claims		66	64
Environmental and other reserves		166	179
Other postretirement benefits liability		83	82
Unrealized foreign exchange losses		58	124
Net operating losses and tax credit carryforwards (1)		23	26
Total deferred income tax assets		$526	$622
Deferred income tax liabilities
Properties		$8,673	$8,303
Pension asset		243	348
Other		83	76
Total deferred income tax liabilities		$8,999	$8,727
Total net deferred income tax liability		$8,473	$8,105
Total net deferred income tax liability
Domestic		$3,334	$3,074
Foreign		5,139	5,031
Total net deferred income tax liability		$8,473	$8,105

(1)	Net operating losses and tax credit carryforwards will expire between the years 2018 and 2036.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2016, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.1 billion and, based upon the level of historical taxable income and projections of future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Management has assessed the impacts of the current economic environment and concluded there are no significant impacts to its assertions for the realization of deferred income tax assets. As at December 31, 2016, the Company has not recognized a deferred income tax asset of $242 million (2015 - $234 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

The following table provides a reconciliation of unrecognized tax benefits on the Company's domestic and foreign tax positions:

In millions	Year ended December 31,	2016	2015	2014
Gross unrecognized tax benefits at beginning of year		$27	$35	$30
Increases for:
Tax positions related to the current year		16	4	3
Tax positions related to prior years		24	8	3
Decreases for:
Settlements		(2)	(14)	-
Lapse of the applicable statute of limitations		(4)	(6)	(1)
Gross unrecognized tax benefits at end of year		$61	$27	$35
Adjustments to reflect tax treaties and other arrangements		(7)	(8)	(6)
Net unrecognized tax benefits at end of year		$54	$19	$29

66 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

  As at December 31, 2016, the total amount of gross unrecognized tax benefits was $61 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2016 was $54 million.  If recognized, $20 million of the net unrecognized tax benefits as at December 31, 2016 would affect the effective tax rate. The Company believes that it is reasonably possible that approximately $7 million of the net unrecognized tax benefits as at December 31, 2016 related to various federal, state, and provincial income tax matters, each of which are individually insignificant, may be resolved over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations.
The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits in Income tax expense in the Company's Consolidated Statements of Income. For the year ended December 31, 2016, the Company recognized accrued interest and penalties of approximately $2 million (2015 - $1 million; 2014 - $1 million). As at December 31, 2016, the Company had accrued interest and penalties of approximately $4 million (2015 - $4 million).
In Canada, the Company's federal and provincial income tax returns filed for the years 2011 to 2015 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the years 2011 and 2012 is currently in progress and is expected to be completed during 2017. In the U.S., the federal income tax returns filed for the years 2013 and 2015 and the state income tax returns filed for the years 2012 to 2015 remain subject to examination by the taxation authorities. Examination of the Company's U.S. federal income tax return for the year 2014 has been completed and examinations of certain state income tax returns are currently in progress. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

5 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Year ended December 31,	2016	2015	2014
Net income		$3,640	$3,538	$3,167
Weighted-average basic shares outstanding		776.0	800.7	819.9
Dilutive effect of stock-based compensation		3.2	4.4	3.6
Weighted-average diluted shares outstanding		779.2	805.1	823.5
Basic earnings per share		$4.69	$4.42	$3.86
Diluted earnings per share		$4.67	$4.39	$3.85
Units excluded from the calculation as their inclusion would not have a dilutive effect:
Stock options		1.2	0.8	0.4
Performance share units		0.2	-	-

6 – Accounts receivable

In millions	December 31,	2016	2015
Freight		$752	$705
Non-freight		151	180
Gross accounts receivable		903	885
Allowance for doubtful accounts		(28)	(7)
Net accounts receivable		$875	$878

67 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

7 – Properties
		December 31, 2016			December 31, 2015
	Depreciation		Accumulated			Accumulated
In millions	rate	Cost	depreciation	Net	Cost	depreciation	Net
Properties including capital leases
Track and roadway (1)	2%	$34,684	$7,744	$26,940	$33,941	$7,830	$26,111
Rolling stock	5%	6,493	2,521	3,972	6,216	2,362	3,854
Buildings	2%	1,851	652	1,199	1,791	624	1,167
Information technology (2)	9%	1,198	628	570	1,067	567	500
Other	4%	1,941	867	1,074	1,812	820	992
Total properties including capital leases		$46,167	$12,412	$33,755	$44,827	$12,203	$32,624
Capital leases included in properties
Track and roadway (3)		$415	$70	$345	$415	$66	$349
Rolling stock		370	138	232	748	301	447
Buildings		109	28	81	109	26	83
Other		131	30	101	122	36	86
Total capital leases included in properties		$1,025	$266	$759	$1,394	$429	$965

(1)			As at December 31, 2016, includes land of $2,446 million (2015 - $2,487 million).
(2)			During 2016, the Company capitalized costs for internally developed software of $106 million (2015 - $85 million).
(3)			As at December 31, 2016, includes right-of-way access of $108 million (2015 - $108 million).

8 – Intangible and other assets

In millions	December 31,	2016	2015
Deferred costs (1)		$73	$75
Investments (2)		68	69
Intangible assets		67	71
Long-term receivables (1)		33	57
Other long-term assets (1)		47	48
Total intangible and other assets		$288	$320

(1)
In 2016, certain other assets were reclassified into new captions within Intangible and other assets. This change has no impact on the Company's previously reported balance sheet as Total intangible and other assets remain unchanged. The 2015 comparative figures have been reclassified in order to conform to the current year's presentation.

(2)
As at December 31, 2016, the Company had $54 million (2015 - $56 million) of investments accounted for under the equity method and $14 million (2015 - $13 million) of investments accounted for under the cost method. See Note 17 - Financial instruments for the fair value of investments.

9 – Accounts payable and other

In millions	December 31,	2016	2015
Trade payables		$484	$391
Payroll-related accruals		327	287
Accrued charges		141	192
Accrued interest		129	122
Income and other taxes		122	254
Personal injury and other claims provisions (Note 16)		76	51
Environmental provisions (Note 16)		50	51
Stock-based compensation liability (Note 14)		45	39
Other postretirement benefits liability (Note 12)		18	18
Other		127	151
Total accounts payable and other		$1,519	$1,556

68 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

10 – Long-term debt
				US dollar-denominated amount

In millions			Maturity			December 31,	2016	2015
Notes and debentures (1)
Canadian National series:
	5.80%	10-year notes (2)	June 1, 2016	US$	250		$-	$346
	1.45%	5-year notes (2)	Dec. 15, 2016	US$	300		-	415
	-	3-year floating rate notes (3)	Nov. 14, 2017	US$	250		336	346
	5.85%	10-year notes (2)	Nov. 15, 2017	US$	250		336	346
	5.55%	10-year notes (2)	May 15, 2018	US$	325		436	450
	6.80%	20-year notes (2)	July 15, 2018	US$	200		269	277
	5.55%	10-year notes (2)	Mar. 1, 2019	US$	550		738	761
	2.75%	7-year notes (2)	Feb. 18, 2021				250	250
	2.85%	10-year notes (2)	Dec. 15, 2021	US$	400		537	554
	2.25%	10-year notes (2)	Nov. 15, 2022	US$	250		336	346
	7.63%	30-year debentures	May 15, 2023	US$	150		201	208
	2.95%	10-year notes (2)	Nov. 21, 2024	US$	350		470	484
	2.80%	10-year notes (2)	Sep. 22, 2025				350	350
	2.75%	10-year notes (2)	Mar. 1, 2026	US$	500		671	-
	6.90%	30-year notes (2)	July 15, 2028	US$	475		638	657
	7.38%	30-year debentures (2)	Oct. 15, 2031	US$	200		269	277
	6.25%	30-year notes (2)	Aug. 1, 2034	US$	500		671	692
	6.20%	30-year notes (2)	June 1, 2036	US$	450		604	623
	6.71%	Puttable Reset Securities PURSSM (2)	July 15, 2036	US$	250		336	346
	6.38%	30-year debentures (2)	Nov. 15, 2037	US$	300		403	415
	3.50%	30-year notes (2)	Nov. 15, 2042	US$	250		336	346
	4.50%	30-year notes (2)	Nov. 7, 2043	US$	250		336	346
	3.95%	30-year notes (2)	Sep. 22, 2045				400	400
	3.20%	30-year notes (2)	Aug. 2, 2046	US$	650		872	-
	4.00%	50-year notes (2)	Sep. 22, 2065				100	100
Illinois Central series:
	7.70%	100-year debentures	Sep. 15, 2096	US$	125		168	173
BC Rail series:
	Non-interest bearing 90-year subordinated notes (4)		July 14, 2094				842	842
Total notes and debentures							$10,905	$10,350
Other
Commercial paper							605	458
Capital lease obligations							344	522
Total debt, gross							11,854	11,330
Net unamortized discount and debt issuance costs (4)							(917)	(903)
Total debt (5)							10,937	10,427
Less: Current portion of long-term debt							1,489	1,442
Total long-term debt							$9,448	$8,985

(1)	The Company's notes and debentures are unsecured.
(2)
The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

(3)	These floating rate notes bear interest at the three-month London Interbank Offered Rate (LIBOR) plus 0.17%. The interest rate as at December 31, 2016 was 1.07% (2015 - 0.53%).
(4)
As at December 31, 2016, these notes were recorded as a discounted debt of $10 million (2015 - $10 million) using an imputed interest rate of 5.75% (2015 - 5.75%). The discount of $832 million (2015 - $832 million) is included in Net unamortized discount and debt issuance costs.

(5)	See Note 17 - Financial instruments for the fair value of debt.

69 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Revolving credit facility
The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes, including backstopping the Company's commercial paper programs. On March 11, 2016, the credit facility agreement was amended, which increased the credit facility from $800 million to $1.3 billion, effective May 5, 2016, consisting of a tranche for $420 million maturing on May 5, 2019 and a tranche for $880 million maturing on May 5, 2021. The increased capacity provides the Company with additional financial flexibility. The credit facility agreement allows for an increase in the credit facility amount, up to a maximum of $1.8 billion, as well as the option to extend the term by an additional year at each anniversary date, subject to the consent of individual lenders. The credit facility provides for borrowings at various interest rates, including the Canadian prime rate, bankers' acceptance rates, the U.S. federal funds effective rate and the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's debt credit ratings. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance. As at December 31, 2016 and 2015, the Company had no outstanding borrowings under its revolving credit facility and there were no draws during the years ended December 31, 2016 and 2015.

Commercial paper
The Company has a commercial paper program in Canada and the U.S. Both programs are backstopped by the Company's revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $1.3 billion, or the US dollar equivalent, on a combined basis, which was increased from $800 million, effective May 5, 2016. As at December 31, 2016, the Company had total commercial paper borrowings of US$451 million ($605 million) (2015 - US$331 million ($458 million)) at a weighted-average interest rate of 0.65% (2015 – 0.41%) presented in Current portion of long-term debt on the Consolidated Balance Sheets. The Company's commercial paper has a maturity of less than 90 days.
The following table presents the issuances and repayments of commercial paper:

In millions	Year ended December 31,	2016	2015	2014
Issuances of commercial paper		$3,656	$2,624	$2,443
Repayments of commercial paper		(3,519)	(2,173)	(2,720)
Net issuance (repayment) of commercial paper		$137	$451	$(277)

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On October 25, 2016, the Company extended the term of its agreement by one year to February 1, 2019. As at December 31, 2016 and 2015, the Company had no proceeds received under the accounts receivable securitization program.

Bilateral letter of credit facilities
The Company has a series of committed bilateral letter of credit facility agreements. During 2016, the Company extended the expiry date of the majority of these agreements by one year to April 28, 2019, and entered into various uncommitted bilateral letter of credit facility agreements. These agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued. As at December 31, 2016, the Company had outstanding letters of credit of $451 million (2015 - $551 million) under the committed facilities from a total available amount of $508 million (2015 - $575 million) and $68 million (2015 - $nil) under the uncommitted facilities. As at December 31, 2016, included in Restricted cash and cash equivalents was $426 million (2015 - $523 million) and $68 million (2015 - $nil) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Capital lease obligations
During 2016, the Company recorded $57 million in assets it acquired through equipment leases (2015 - $nil), for which an equivalent amount was recorded in debt. As at December 31, 2016, the capital lease obligations are secured by properties with a net carrying amount of $403 million (2015 - $603 million). Interest rates for capital lease obligations range from 0.7% to 6.8% with maturity dates in the years 2017 through 2037. As at December 31, 2016, the imputed interest on these leases amounted to $95 million (2015 - $118 million).

70 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Long-term debt maturities
The following table provides the long-term debt maturities, including capital lease repayments on debt outstanding as at December 31, 2016, for the next five years and thereafter:

In millions	Capital leases	Debt	Total
2017 (1)	$212	$1,277	$1,489
2018	17	697	714
2019	10	730	740
2020	16	-	16
2021	6	781	787
2022 and thereafter	83	7,108	7,191
Total	$344	$10,593	$10,937

(1) Current portion of long-term debt.

Amount of US dollar-denominated debt

In millions	December 31,		2016		2015
Notes and debentures		US$	6,675	US$	6,075
Commercial paper			451		331
Capital lease obligations			158		274
Total amount of US dollar-denominated debt in US$		US$	7,284	US$	6,680
Total amount of US dollar-denominated debt in C$			$9,780		$9,245

11 – Other liabilities and deferred credits

In millions	December 31,	2016	2015
Personal injury and other claims provisions (Note 16) (1)		$225	$245
Environmental provisions (Note 16) (1)		36	59
Stock-based compensation liability (Note 14) (1)		35	63
Deferred credits and other		297	277
Total other liabilities and deferred credits		$593	$644

(1)	See Note 9 – Accounts payable and other for the related current portion.

12 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.
The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent

71 CN | 2016 Annual Report

Notes to Consolidated Financial Statements
trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified pension plans.
The Company's most recently filed actuarial valuations for its Canadian registered pension plans conducted as at December 31, 2015 indicated a funding excess on a going concern basis of approximately $2.2 billion and a funding excess on a solvency basis of approximately $0.3 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, as calculated under current pension regulations, to be paid over a number of years. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
The Company's next actuarial valuations for its Canadian plans required as at December 31, 2016 will be performed in 2017. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $2.5 billion, while on a solvency basis a funding excess of approximately $0.1 billion is expected. Based on the anticipated results of these valuations, the Company expects to make total cash contributions of approximately $115 million for all pension plans in 2017. As at February 1, 2017 the Company had contributed $60 million to its defined benefit pension plans for 2017.

Plan assets
The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans' benefit obligations, the market return expectations of each asset class and the current state of financial markets.
Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, proposes an investment strategy ("Strategy") for the coming year which is expected to differ from the Policy because of current economic and market conditions and expectations. The Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plans to the performance of the benchmark indices.
The Company's 2016 Policy and actual asset allocation for the Company's pension plans based on fair value are as follows:
	Policy	Actual plan asset allocation
		2016	2015
Cash and short-term investments	3%	3%	2%
Bonds and mortgages	40%	33%	30%
Private debt (1)	-	1%	1%
Equities (1)	42%	38%	41%
Real estate	4%	2%	2%
Oil and gas	7%	6%	5%
Infrastructure (1)	4%	5%	5%
Absolute return	-	10%	11%
Risk-based allocation	-	2%	3%
Total	100%	100%	100%

(1)	Certain assets in the 2015 comparative figures have been reclassified from infrastructure to private debt and equity to conform to the current year's presentation.

72 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge, and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:
•
Cash and short-term investments consist primarily of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments. Short-term investments are mainly obligations issued by Canadian chartered banks.

•
Bonds include bond instruments, issued or guaranteed by governments and corporate entities, as well as corporate notes and investments in emerging market debt funds. As at December 31, 2016, 66% (2015 - 74%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage products which are primarily conventional or participating loans secured by commercial properties.

•	Private debt includes participations in private debt funds focused on generating steady yields.
•
Equity investments include primarily publicly traded securities, well diversified by country, issuer and industry sector and participations in private equity funds, comprised of investments in diversified sectors such as energy and health care. As at December 31, 2016, the most significant allocation to an individual issuer of a publicly traded security was approximately 2% (2015 - 2%) and the most significant allocation to an industry sector was approximately 21% (2015 - 22%).

•	Real estate is a diversified portfolio of Canadian land and commercial properties, net of related mortgage debt, if any, and investments in real estate private equity funds.
•	Oil and gas investments include petroleum and natural gas properties and listed and non-listed securities of oil and gas companies.
•
Infrastructure investments include participations in private infrastructure funds, term loans and notes of infrastructure companies and publicly traded securities of infrastructure and utility companies.

•
Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short strategies within multi-strategy, fixed income, equities and global macro funds. Managers are monitored on a continuous basis through investment and operational due diligence.

•	Risk-based allocation investments are a portfolio of units of externally managed funds where the asset class exposures are managed on a risk-adjusted basis in order to capture asset class premiums.

The plans' Investment Manager monitors market events and exposures to markets, currencies, commodity prices and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 64% exposed to the Canadian dollar, 15% to the US dollar, 8% to European currencies, 6% to the Japanese Yen and 7% to various other currencies as at December 31, 2016. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are used from time to time to adjust the plan asset allocation or exposures to foreign currencies, interest rate or market risks of the portfolio or anticipated transactions. Derivatives are contractual agreements whose value is derived from interest rates, foreign exchange rates, and equity or commodity prices. They may include forwards, futures, options and swaps and are included in investment categories based on their underlying exposure. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage credit risk, established policies require dealing with counterparties considered to be of high credit quality.
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

73 CN | 2016 Annual Report

Notes to Consolidated Financial Statements
The following tables present the fair value of plan assets as at December 31, 2016 and 2015 by asset class:
	Fair value measurements at December 31, 2016
In millions	Total	Level 1	Level 2	Level 3	NAV (1)
Cash and short-term investments (2)	$571	$83	$488	$-	$-
Bonds (3)
Canada, U.S. and supranational	1,418	-	1,418	-	-
Provinces of Canada and municipalities	2,384	-	2,384	-	-
Corporate	1,475	-	1,475	-	-
Emerging market debt	509	-	509	-	-
Mortgages (4)	106	-	106	-	-
Private debt (5)	226	-	-	-	226
Equities (6)
Canadian	1,846	1,670	-	-	176
U.S.	997	949	-	-	48
International	3,853	3,853	-	-	-
Real estate (7)	383	-	-	324	59
Oil and gas (8)	1,076	336	18	722	-
Infrastructure (9)	805	-	92	-	713
Absolute return funds (10)		-	-	-	-
Multi-strategy	1,005	-	-	-	1,005
Fixed income	304	-	-	-	304
Equity	35	-	-	-	35
Global macro	428	-	-	-	428
Risk-based allocation (11)	311	-	-	-	311
Total	$17,732	$6,891	$6,490	$1,046	$3,305
Other (12)	99
Total plan assets	$17,831

	Fair value measurements at December 31, 2015
In millions	Total	Level 1	Level 2	Level 3	NAV (1)
Cash and short-term investments (2)	$389	$47	$342	$-	$-
Bonds (3)
Canada, U.S. and supranational	1,280	-	1,280	-	-
Provinces of Canada and municipalities	2,611	-	2,611	-	-
Corporate	911	-	911	-	-
Emerging market debt	471	-	471	-	-
Mortgages (4)	127	-	127	-	-
Private debt (5) (13)	203	-	-	-	203
Equities (6)
Canadian (13)	1,743	1,532	-	-	211
U.S.	1,236	1,236	-	-	-
International	4,315	4,315	-	-	-
Real estate (7)	357	-	-	331	26
Oil and gas (8)	1,012	234	12	766	-
Infrastructure (9) (13)	847	10	102	-	735
Absolute return funds (10)
Multi-strategy	714	-	-	-	714
Fixed income	440	-	-	-	440
Equity	261	-	-	-	261
Global macro	499	-	-	-	499
Risk-based allocation (11)	422	-	-	-	422
Total	$17,838	$7,374	$5,856	$1,097	$3,511
Other (12)	79
Total plan assets	$17,917
Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.
		Footnotes to the table follow on the next page.

74 CN | 2016 Annual Report

Notes to Consolidated Financial Statements
The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

	Fair value measurements based on significant unobservable inputs (Level 3)

In millions		Real estate (7)	Oil and gas (8)	Total
Balance at December 31, 2014		$317	$1,008	$1,325
	Actual return relating to assets still held at the reporting date	34	(213)	(179)
	Purchases	23	-	23
	Sales	(3)	-	(3)
	Disbursements	(40)	(29)	(69)
Balance at December 31, 2015		$331	$766	$1,097
	Actual return relating to assets still held at the reporting date	15	(24)	(9)
	Purchases	1	-	1
	Disbursements	(23)	(20)	(43)
Balance at December 31, 2016		$324	$722	$1,046

(1)
As a result of the retrospective adoption of ASU 2015-07, investments measured at net asset value as a practical expedient are no longer categorized within the fair value hierarchy. See Note 2 - Recent accounting pronouncements for additional information.

(2)	Cash and short-term investments are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.
(3)
Bonds, excluding emerging market debt funds, are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments. Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator. All bonds are categorized as Level 2.

(4)	The fair value of $106 million (2015 - $127 million) of mortgages categorized as Level 2 is based on the present value of future net cash flows using current market yields for comparable instruments.
(5)	Private debt investments of $226 million (2015 - $203 million) are based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis.
(6)
The fair value of equity investments categorized as Level 1 is based on quoted prices in active markets for identical assets. The fair value of $176 million (2015 - $211 million) of Canadian equity investments categorized as NAV consist mainly of investments in energy related private equity funds and is based on the net asset value as reported by each fund's manager. The fair value of $48 million (2015 - $nil) of U.S. equity investments categorized as NAV consist of an investment in a U.S. private equity fund and is based on the net asset value as reported by the fund's manager.

(7)
The fair value of real estate investments of $324 million (2015 - $331 million) includes land and buildings net of related mortgage debt of $nil (2015 - $4 million) and is categorized as Level 3. Land is valued based on the fair value of comparable assets, and buildings are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of land and buildings are performed triennially on a rotational basis. Mortgage debt is valued based on the present value of future cash flows using current market yields for comparable instruments. The fair value of investments of $59 million (2015 - $26 million) in real estate private equity funds is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(8)
Oil and gas investments categorized as Level 1 are valued based on quoted prices in active markets. Investments in oil and gas equities traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments of $722 million (2015 - $766 million) categorized as Level 3 consist of operating oil and gas properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. The future net cash flows are based on forecasted oil and gas prices and projected future annual production and costs.

(9)
Infrastructure investments of $nil (2015 - $10 million) categorized as Level 1 are valued based on quoted prices in active markets for identical assets, $92 million (2015 - $102 million) of term loans and notes of infrastructure companies categorized as Level 2 are valued based on the present value of future cash flows using current market yields for comparable instruments and $713 million (2015 - $735 million) of infrastructure funds categorized as NAV are valued based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.

(10)
Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days.

(11)
Risk-based allocation investments are valued using the net asset value as reported by each fund's independent administrator. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.

(12)
Other consists of operating assets of $163 million (2015 - $119 million) and liabilities of $64 million (2015 - $40 million) required to administer the Trusts' investment assets and the plans' benefit and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

(13)
Certain assets in the 2015 comparative figures have been reclassified from infrastructure to private debt and Canadian equities in the amounts of $203 million and $187 million, respectively, to conform to the current year's presentation.

75 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Obligations and funded status for defined benefit pension and other postretirement benefit plans

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2016	2015	2016	2015
Change in benefit obligation
Projected benefit obligation at beginning of year		$17,081	$17,279	$269	$267
Amendments		-	1	-	-
Interest cost		543	650	8	10
Actuarial loss (gain) on projected benefit obligation		614	(112)	10	(8)
Current service cost		124	152	2	3
Plan participants' contributions		53	58	-	-
Foreign currency changes		(10)	55	(2)	14
Benefit payments, settlements and transfers		(1,039)	(1,002)	(17)	(17)
Projected benefit obligation at end of year (1)		$17,366	$17,081	$270	$269
Component representing future salary increases		(328)	(334)	-	-
Accumulated benefit obligation at end of year		$17,038	$16,747	$270	$269
Change in plan assets
Fair value of plan assets at beginning of year		$17,917	$17,761	$-	$-
Employer contributions		144	108	-	-
Plan participants' contributions		53	58	-	-
Foreign currency changes		(5)	34	-	-
Actual return on plan assets		761	958	-	-
Benefit payments, settlements and transfers		(1,039)	(1,002)	-	-
Fair value of plan assets at end of year (1)		$17,831	$17,917	$-	$-

Funded status - Excess (deficiency) of fair value of plan assets over
projected benefit obligation at end of year		$465	$836	$(270)	$(269)

(1)
For the CN Pension Plan, as at December 31, 2016, the projected benefit obligation was $16,078 million (2015 - $15,794) and the fair value of plan assets was $16,933 million (2015 - $17,038 million). The measurement date of all plans is December 31.

Amounts recognized in the Consolidated Balance Sheets
		Pensions		Other postretirement benefits
In millions	December 31,	2016	2015	2016	2015
Noncurrent assets - Pension asset		$907	$1,305	$-	$-
Current liabilities (Note 9)		-	-	(18)	(18)
Noncurrent liabilities - Pension and other postretirement benefits		(442)	(469)	(252)	(251)
Total amount recognized		$465	$836	$(270)	$(269)

Amounts recognized in Accumulated other comprehensive loss (Note 15)
		Pensions		Other postretirement benefits
In millions	December 31,	2016	2015	2016	2015
Net actuarial gain (loss) (1)		$(2,888)	$(2,204)	$6	$21
Prior service cost (2)		$(14)	$(17)	$(2)	$(4)

(1)
In 2017, the net actuarial loss for defined benefit pension plans and net actuarial gain for other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) are estimated to be $189 million and $4 million, respectively.

(2)
In 2017, the prior service cost for defined benefit pension plans and other postretirement benefits that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost (income) are estimated to be $4 million and $1 million, respectively.

76 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Information for the pension plans with an accumulated benefit obligation in excess of plan assets

		Pensions		Other postretirement benefits
In millions	December 31,	2016	2015	2016	2015
Projected benefit obligation		$637	$743	N/A	N/A
Accumulated benefit obligation		$574	$656	N/A	N/A
Fair value of plan assets		$207	$274	N/A	N/A

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

Pensions	Other postretirement benefits
In millions	Year ended December 31,	2016	2015	2014	2016	2015	2014
Current service cost	$124	$152	$132	$2	$3	$2
Interest cost	543	650	711	8	10	12
Settlement loss	10	4	3	-	-	-
Expected return on plan assets	(1,018)	(1,004)	(978)	-	-	-
Amortization of prior service cost	3	4	4	2	1	2
Amortization of net actuarial loss (gain)	177	228	124	(5)	(4)	(4)
Net periodic benefit cost (income)	$(161)	$34	$(4)	$7	$10	$12

Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

Pensions	Other postretirement benefits
December 31,	2016	2015	2014	2016	2015	2014
To determine projected benefit obligation
Discount rate (1)	3.81%	3.99%	3.87%	3.96%	4.14%	3.86%
Rate of compensation increase (2)	2.75%	2.75%	3.00%	2.75%	2.75%	3.00%
To determine net periodic benefit cost (income)
Rate to determine current service cost (3)	4.24%	3.87%	4.73%	4.59%	3.86%	4.69%
Rate to determine interest cost (3)	3.27%	3.87%	4.73%	3.35%	3.86%	4.69%
Rate of compensation increase (2)	2.75%	3.00%	3.00%	2.75%	3.00%	3.00%
Expected return on plan assets (4)	7.00%	7.00%	7.00%	N/A	N/A	N/A

(1)
The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.

(2)	The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)
In 2015 and prior years, current service cost and interest cost were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period. Beginning in 2016, as described in the "Adoption of the spot rate approach" section of this Note, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans.

(4)
The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2016, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. In 2017, the Company will maintain the expected long-term rate of return on plan assets at 7.00% to reflect management's current view of long-term investment returns.

77 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Expected future benefit payments
The following table provides the expected benefit payments for pensions and other postretirement benefits for the next five years and the subsequent five-year period:
In millions	Pensions	Other postretirement benefits
2017	$1,032	$18
2018	$1,038	$18
2019	$1,045	$18
2020	$1,049	$18
2021	$1,052	$17
Years 2022 to 2026	$5,215	$81

Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for certain U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2016, amounted to $18 million (2015 - $18 million; 2014 - $16 million).

Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $12 million in 2016 (2015 - $10 million; 2014 - $10 million). The annual contribution rate for the plan was $178.45 per month per active employee for 2016 (2015 - $140.54). The plan covered 416 retirees in 2016 (2015 - 777 retirees).

Adoption of the spot rate approach
In 2016, the Company adopted the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans on a prospective basis as a change in accounting estimate. In 2015 and in prior years, these costs were determined using the discount rate used to measure the projected benefit obligation at the beginning of the period.
The spot rate approach enhances the precision to which current service cost and interest cost are measured by increasing the correlation between projected cash flows and spot discount rates corresponding to their maturity. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity. Use of the spot rate approach does not affect the measurement of the projected benefit obligation.
Based on bond yields prevailing at December 31, 2015, the single equivalent discount rates used to determine current service cost and interest cost under the spot rate approach in 2016 were 4.24% and 3.27%, respectively, compared to 3.99% for both costs under the approach applicable to 2015 and prior years. For 2016, the Company estimates the adoption of the spot rate approach increased net periodic benefit income by approximately $130 million compared to the approach applicable in 2015 and prior years.
Based on bond yields prevailing at December 31, 2016, the single equivalent discount rates used to determine current service cost and interest cost under the spot rate approach in 2017 are 4.11% and 3.15%, respectively.

78 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

13 – Share capital

Authorized capital stock
The authorized capital stock of the Company is as follows:
•	Unlimited number of Common Shares, without par value
•	Unlimited number of Class A Preferred Shares, without par value, issuable in series
•	Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares

In millions	December 31,	2016	2015	2014
Issued common shares		763.8	788.6	809.4
Common shares in Share Trusts		(1.8)	(1.4)	-
Outstanding common shares		762.0	787.2	809.4

Share repurchase programs
The Company may repurchase shares pursuant to a normal course issuer bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. Under its current NCIB, the Company may repurchase up to 33.0 million common shares between October 30, 2016 and October 29, 2017. As at December 31, 2016, the Company had repurchased 3.5 million common shares under its current program.
 The following table provides the information related to the share repurchase programs for the years ended December 31, 2016, 2015 and 2014:

In millions, except per share data	Year ended December 31,	2016	2015	2014
Number of common shares repurchased (1)		26.4	23.3	22.4
Weighted-average price per share (2)		$75.85	$75.20	$67.38
Amount of repurchase (3)		$2,000	$1,750	$1,505

(1)
Includes repurchases of common shares in each quarter of 2016 and the first, third and fourth quarters of 2015, and the first and fourth quarters of 2014 pursuant to private agreements between the Company and arm's-length third-party sellers.

(2) Includes brokerage fees where applicable.
(3)	Includes settlements in subsequent periods.

Share purchases by Share Trusts
In 2014, the Company established Share Trusts to purchase common shares on the open market, which will be used to deliver common shares under the Share Units Plan (see Note 14 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations. In 2017, the Share Trusts could purchase up to 0.9 million common shares on the open market in anticipation of future settlements of equity settled PSU awards.
For the year ended December 31, 2016, the Share Trusts disbursed 0.3 million common shares, which had a historical cost of $23 million, representing a weighted-average price per share of $73.31, for settlement under the Share Units Plan, and purchased 0.7 million common shares for $60 million at a weighted-average price per share of $84.99, including brokerage fees.
For the year ended December 31, 2015, the Share Trusts purchased 1.4 million common shares for $100 million at a weighted-average price per share of $73.31, including brokerage fees.

Additional paid-in capital
Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. It also includes the impact of the modification of certain cash settled awards to equity settled awards, which represents the fair value of cash settled stock-based compensation awards modified in 2014 to settle in common shares of the Company and consists of $132 million, $60 million and $17 million related DSUs, PSUs and other plans, respectively (see Note 14 – Stock-based compensation). Upon the exercise or settlement of equity settled awards, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares.

79 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

14 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.
The following table provides the stock-based compensation expense for awards under all plans, as well as the related tax benefit and excess tax benefit recognized in income, for the years ended December 31, 2016, 2015 and 2014:

In millions	Year ended December 31,	2016	2015	2014
Share Units Plan
Equity settled awards		$42	$39	$2
Cash settled awards		16	14	117
Total Share Units Plan expense		$58	$53	$119
Voluntary Incentive Deferral Plan (VIDP)
Equity settled awards		$1	$-	$-
Cash settled awards		5	(3)	33
Total VIDP expense (recovery)		$6	$(3)	$33
Stock option awards		$12	$11	$9
Total stock-based compensation expense		$76	$61	$161
Tax benefit recognized in income		$17	$14	$43
Excess tax benefit recognized in income (1)		$5	N/A	N/A

(1) Effective January 1, 2016, the excess tax benefit is recognized in income in accordance with ASU 2016-09.

Share Units Plan
The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.
The PSU-ROIC awards vest dependent upon the attainment of a target relating to return on invested capital (ROIC) over the plan period of three years. Such performance vesting criteria results in a performance vesting factor that ranges from 0% to 200% for PSU-ROIC awards granted in 2016 and 2015 (0% to 150% for PSUs-ROIC outstanding and granted prior to December 31, 2014) depending on the level of ROIC attained. Payout is conditional upon the attainment of a minimum share price, calculated using the average of the last three months of the plan period.
PSU-TSR awards, introduced in 2015, vest from 0% to 200%, subject to the attainment of a total shareholder return (TSR) market condition over the plan period of three years based on the Company's TSR relative to a Class I Railways peer group and components of the S&P/TSX 60 Index.
On December 9, 2014, 0.5 million cash settled PSUs-ROIC granted in 2013 and 0.4 million cash settled PSUs-ROIC granted in 2014 were modified to equity settled awards. The modification affected PSUs-ROIC held by 133 employees and did not result in the recognition of incremental compensation cost as the awards were previously recognized at fair value. Further, there was no change to the vesting conditions of the awards.

Equity settled awards
PSUs-ROIC and PSUs-TSR are settled in common shares of the Company, subject to the attainment of their respective vesting conditions, by way of disbursement from the Share Trusts (see Note 13 – Share capital). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance vesting factor less shares withheld to satisfy the participant's minimum statutory withholding tax requirement. For the plan period ended December 31, 2016, for the 2014 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. The total fair value of the equity settled awards that vested in 2016 was $41 million (2015 - $48 million). As the minimum share price condition under the plan was met at December 31, 2016, net settlement of approximately 0.3 million shares from the Share Trusts is expected to occur in the first quarter of 2017.

Cash settled awards
The value of the payout is equal to the number of PSUs-ROIC awarded multiplied by the performance vesting factor and by the 20-day average closing share price ending on January 31 of the following year. For the plan period ended December 31, 2016, for the 2014 grant, the level of ROIC attained resulted in a performance vesting factor of 150%. The total fair value of the cash settled awards that vested in 2016 was $45 million (2015 - $39 million; 2014 - $106 million). As the minimum share price condition under the plan was met at December 31, 2016, payout of approximately $45 million is expected to be paid in the first quarter of 2017.

80 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

In 2016 and 2015, there were no cash settled PSU-ROIC awards granted. In 2014, the Company granted 0.8 million PSU-ROIC awards to designated management employees entitling them to receive payout in cash based on the Company's share price. These awards were then subject to modification resulting in 0.4 million PSU-ROIC awards granted in 2014 to be settled in common shares of the Company.

The following table provides a summary of the activity related to PSU awards:

	Equity settled				Cash settled
	PSUs-ROIC (1)		PSUs-TSR (2)		PSUs-ROIC (3)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value	Units
	In millions		In millions		In millions
Outstanding at December 31, 2015	1.3	$64.36	0.1	$114.86	0.7
Granted	0.5	$35.11	0.2	$95.31	-
Settled (4) (5)	(0.5)	$75.15	-	N/A	(0.3)
Outstanding at December 31, 2016	1.3	$49.82	0.3	$103.93	0.4
Nonvested at December 31, 2015	0.8	$58.83	0.1	$114.86	0.4
Granted	0.5	$35.11	0.2	$95.31	-
Vested during the year (6)	(0.4)	$66.84	-	N/A	(0.4)
Nonvested at December 31, 2016	0.9	$42.14	0.3	$103.93	-

(1)
The grant date fair value of equity settled PSUs-ROIC granted in 2016 of $19 million is calculated using a lattice-based valuation model. As at December 31, 2016, total unrecognized compensation cost related to nonvested equity settled PSUs-ROIC outstanding was $15 million and is expected to be recognized over a weighted-average period of 1.5 years.

(2)
The grant date fair value of equity settled PSUs-TSR granted in 2016 of $17 million is calculated using a Monte Carlo simulation model. As at December 31, 2016, total unrecognized compensation cost related to nonvested equity settled PSUs-TSR outstanding was $10 million and is expected to be recognized over a weighted-average period of 1.5 years.

(3)
The fair value as at December 31, 2016 of cash settled PSUs-ROIC outstanding is calculated using a lattice-based valuation model. As at December 31, 2016, fair value per unit of vested cash settled PSUs-ROIC was $90.36, and the liability for cash settled PSUs-ROIC was $45 million (2015 - $66 million).

(4)
Equity settled PSUs-ROIC granted in 2013 met the minimum share price condition for settlement and attained a performance vesting factor of 150%. In the first quarter of 2016, these awards were settled, net of the remittance of the participants' minimum statutory withholding tax obligation of $25 million, by way of disbursement from the Share Trusts of 0.3 million common shares.

(5)
Cash settled PSUs-ROIC granted in 2013 met the minimum share price condition for payout and attained a performance vesting factor of 150%. In the first quarter of 2016, the Company paid out $37 million for these awards.

(6)		The awards that vested during the year are expected to be settled or paid out in the first quarter of 2017.

The following table provides the assumptions and fair values related to the PSU-ROIC awards:

		Equity settled
		PSUs-ROIC (1)
Year of grant		2016	2015	2014
Assumptions
Stock price ($) (2)		74.17	84.55	76.29
Expected stock price volatility (3)		19%	15%	15%
Expected term (years) (4)		3.0	3.0	2.0
Risk-free interest rate (5)		0.43%	0.45%	1.02%
Dividend rate ($) (6)		1.50	1.25	1.00
Weighted-average grant date fair value ($)		35.11	50.87	66.84
	.
(1)	Assumptions used to determine fair value of the equity settled PSU-ROIC awards are on the grant date.
(2)
For equity settled awards, the stock price represents the closing share price on the grant date. The stock price on the grant date for 2014 is the stock price at the modification date of December 9, 2014.

(3)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(4)	Represents the period of time that awards are expected to be outstanding.
(5)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(6)	Based on the annualized dividend rate.

81 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Voluntary Incentive Deferral Plan
The Company's Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) of the Company up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. For equity settled DSUs, the number of DSUs received by each participant is established at time of deferral. For cash settled DSUs, the number of DSUs received by each participant is calculated using the Company's average closing share price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.
On December 9, 2014, 1.7 million cash settled DSUs were modified to equity settled awards. The modification affected DSUs held by 104 employees and did not result in the recognition of incremental compensation cost as the awards were previously recognized at fair value. Further, there was no change to the vesting conditions of the awards.

Equity settled awards
DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's minimum statutory withholding tax requirement.
The total fair value of equity settled DSU awards vested in both 2016 and 2015 was $1 million.

Cash settled awards
The value of each participant's DSUs is payable in cash at the time of cessation of employment.
The total fair value of cash settled DSU awards vested in 2016, 2015 and 2014 was $nil.

The following table provides a summary of the activity related to DSU awards:
	Equity settled		Cash settled
	DSUs (1)		DSUs (2)
	Units	Weighted-average grant date fair value	Units

	In millions		In millions
Outstanding at December 31, 2015	1.8	$76.44	0.4
Granted	-	$73.63	-
Vested	-	$81.71	-
Settled (3)	(0.3)	$76.35	(0.1)
Outstanding at December 31, 2016 (4)	1.5	$76.54	0.3

(1)
The grant date fair value of equity settled DSUs granted in 2016 of $2 million is calculated using the Company's stock price on the grant date. As at December 31, 2016, the aggregate intrinsic value of equity settled DSUs outstanding amounted to $133 million.

(2)
The fair value at December 31, 2016 of cash settled DSUs is based on the intrinsic value. As at December 31, 2016 the liability for cash settled DSUs was $35 million (2015 - $36 million). The closing stock price used to determine the liability was $90.36.

(3)
For the year ended December 31, 2016, the Company purchased 0.2 million common shares for the settlement of equity settled DSUs, net of the remittance of the participants' minimum statutory withholding tax obligation of $16 million.

(4)
The number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period for cash and equity settled DSUs have not been quantified as they relate to a minimal number of units.

82 CN | 2016 Annual Report

Notes to Consolidated Financial Statements
Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2016, 17.2 million common shares remained authorized for future issuances under these plans.
During the year ended December 31, 2016, the Company granted 1.2 million (2015 - 0.9 million; 2014 - 1.0 million) stock options.
As at December 31, 2016, the total number of conventional options outstanding was 5.3 million.

The following table provides the activity of stock option awards during 2016, and for options outstanding and exercisable at December 31, 2016, the weighted-average exercise price:

	Options outstanding		Nonvested options
	Number of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value

	In millions		In millions
Outstanding at December 31, 2015 (1)	5.9	$53.43	2.3	$10.94
Granted (2)	1.2	$75.16	1.2	$10.57
Forfeited/Cancelled	(0.2)	$70.92	(0.2)	$10.62
Exercised (3)	(1.6)	$37.65	N/A	N/A
Vested (4)	N/A	N/A	(0.9)	$9.98
Outstanding at December 31, 2016 (1)	5.3	$61.07	2.4	$11.16
Exercisable at December 31, 2016 (1)	2.9	$49.91	N/A	N/A

(1)		Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)
The grant date fair value of options awarded in 2016 of $13 million is calculated using the Black-Scholes option-pricing model. As at December 31, 2016, total unrecognized compensation cost related to nonvested options outstanding was $8 million and is expected to be recognized over a weighted-average period of 2.1 years.

(3)
The total intrinsic value of options exercised in 2016 was $73 million (2015 - $127 million; 2014 - $50 million). The cash received upon exercise of options in 2016 was $61 million (2015 - $74 million; 2014 - $25 million) and the related excess tax benefit realized in 2016, 2015 and 2014 was $5 million.

(4)		The grant date fair value of options vested in 2016 was $10 million (2015 - $9 million; 2014 - $9 million).

 The following table provides the number of stock options outstanding and exercisable as at December 31, 2016 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2016 at the Company's closing stock price of $90.36.

				Options outstanding				Options exercisable
				Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices				In millions			In millions	In millions		In millions
	$20.95	-	$32.28	0.5	2.1	$24.54	$30	0.5	$24.54	$30
	$32.29	-	$49.84	1.1	4.7	$42.73	51	1.0	$42.34	48
	$49.85	-	$67.12	1.3	5.9	$57.56	43	1.0	$56.54	34
	$67.13	-	$74.00	1.1	8.2	$70.93	23	0.2	$71.08	4
	$74.01	-	$92.77	1.3	8.5	$83.82	9	0.2	$87.80	1
Balance at December 31, 2016 (1)				5.3	6.5	$61.07	$156	2.9	$49.91	$117

(1)
Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2016, substantially all of the stock options outstanding were in-the-money. The weighted-average years to expiration of exercisable stock options was 5 years.

83 CN | 2016 Annual Report

Notes to Consolidated Financial Statements
 The following table provides the assumptions used in the valuation of stock option awards:
Year of grant	2016	2015	2014
Assumptions
Grant price ($)	75.16	84.47	58.74
Expected stock price volatility (1)	20%	20%	23%
Expected term (years) (2)	5.5	5.5	5.4
Risk-free interest rate (3)	0.76%	0.78%	1.51%
Dividend rate ($) (4)	1.50	1.25	1.00
Weighted-average grant date fair value ($)	10.57	13.21	11.09
			.
(1)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(2)	Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.
(3)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(4)	Based on the annualized dividend rate.

Stock price volatility
Compensation cost for the Company's cash settled Share Units Plan is based on the fair value of the awards at each period end using the lattice-based valuation model for which a primary assumption is the Company's share price. In addition, the Company's liability for the cash settled VIDP is marked-to-market at each period-end and, as such, is also reliant on the Company's share price. Fluctuations in the Company's share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure. A $1 change in the Company's share price at December 31, 2016 would have an impact of approximately $1 million on stock-based compensation expense.

Employee Share Investment Plan
The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
 The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company's contributions, as well as the resulting expense recorded for the years ended December 31, 2016, 2015 and 2014:

Year ended December 31,	2016	2015	2014
Number of participants holding shares	19,108	19,728	18,488
Total number of ESIP shares purchased on behalf of employees (millions)	1.9	2.0	2.1
Expense for Company contribution (millions)	$37	$38	$34

84 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

15 - Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense)			Total net of tax
Balance at December 31, 2013	$(533)	$(1,515)	$8	$(2,040)		$190		$(1,850)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	644			644		4		648
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries	(569)			(569)		73		(496)
Actuarial loss arising during the year		(1,120)		(1,120)		301		(819)
Prior service cost from plan
amendment arising during the year		(4)		(4)		1		(3)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		120		120	(1)	(32)	(2)	88
Amortization of prior service costs		6		6	(1)	(2)	(2)	4
Settlement loss arising during the year		3		3	(1)	(1)	(2)	2
Amortization of gain on treasury lock			(1)	(1)	(3)	-		(1)
Other comprehensive income (loss)	75	(995)	(1)	(921)		344		(577)
Balance at December 31, 2014	$(458)	$(2,510)	$7	$(2,961)		$534		$(2,427)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange gain on
translation of net investment in
foreign operations	1,607			1,607		-		1,607
Foreign exchange loss on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries	(1,358)			(1,358)		181		(1,177)
Actuarial gain arising during the year		74		74		(18)		56
Prior service cost from plan
amendment arising during the year		(1)		(1)		-		(1)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		224		224	(1)	(56)	(2)	168
Amortization of prior service costs		5		5	(1)	(1)	(2)	4
Settlement loss arising during the year		4		4	(1)	(1)	(2)	3
Other comprehensive income	249	306	-	555		105		660
Balance at December 31, 2015	$(209)	$(2,204)	$7	$(2,406)		$639		$(1,767)

(1)		Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)		Included in Income tax expense in the Consolidated Statements of Income.
(3)		Related to treasury lock transactions settled in prior years, which are being amortized over the terms of the related debt to Interest expense on the Consolidated Statements of Income.

85 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

In millions	Foreign currency translation adjustments	Pension and other postretirement benefit plans	Derivative instruments	Total before tax	Income tax recovery (expense)			Total net of tax
Balance at December 31, 2015	$(209)	$(2,204)	$7	$(2,406)		$639		$(1,767)
Other comprehensive income (loss)
before reclassifications:
Foreign exchange loss on
translation of net investment in
foreign operations	(310)			(310)		-		(310)
Foreign exchange gain on
translation of US dollar-
denominated debt designated
as a hedge of the net investment
in U.S. subsidiaries	265			265		(35)		230
Actuarial loss arising during the year		(881)		(881)		235		(646)
Amounts reclassified from Accumulated
other comprehensive loss:
Amortization of net actuarial loss		172		172	(1)	(47)	(2)	125
Amortization of prior service costs		5		5	(1)	(1)	(2)	4
Settlement loss arising during the year		10		10	(1)	(4)	(2)	6
Other comprehensive income (loss)	(45)	(694)	-	(739)		148		(591)
Balance at December 31, 2016	$(254)	$(2,898)	$7	$(3,145)		$787		$(2,358)

(1)		Reclassified to Labor and fringe benefits in the Consolidated Statements of Income and included in components of net periodic benefit cost. See Note 12 - Pensions and other postretirement benefits.
(2)		Included in Income tax expense in the Consolidated Statements of Income.

16 – Major commitments and contingencies

Lease commitments
The Company has operating and capital leases, mainly for locomotives, freight cars and intermodal equipment. Of the capital leases, many provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2016, the Company's commitments under these operating and capital leases were $629 million and $439 million, respectively. Future minimum rental payments for operating leases having initial non-cancelable lease terms of more than one year and minimum lease payments for capital leases for the next five years and thereafter, are as follows:

In millions		Operating	Capital
2017		$140	$224
2018		126	24
2019		96	17
2020		66	22
2021		48	12
2022 and thereafter		153	140
Total		$629	439
Less:	Imputed interest on capital leases at rates ranging from approximately 0.7% to 6.8%		95
Present value of minimum lease payments included in debt (Note 10)			$344

Rental expense for operating leases for the year ended December 31, 2016 was $197 million (2015 - $204 million; 2014 - $201 million).

86 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Purchase commitments
As at December 31, 2016, the Company had commitments to purchase railroad ties, rail, freight cars, fuel, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $1,115 million.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2016, the Company recorded a decrease of $11 million to its provision for personal injuries and other claims in Canada as a result of an actuarial valuation for employee injury claims as well as various other legal claims. In 2015 and 2014, actuarial valuations resulted in a decrease of $12 million and $2 million, respectively.
 As at December 31, 2016, 2015 and 2014, the Company's provision for personal injury and other claims in Canada was as follows:

In millions	2016	2015	2014
Beginning of year	$191	$203	$210
Accruals and other	24	17	28
Payments	(32)	(29)	(35)
End of year	$183	$191	$203
Current portion - End of year	$39	$27	$28

United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers' Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.
 Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.
In 2016, the Company recorded an increase of $21 million to its provision for U.S. personal injury and other claims attributable to occupational disease claims, non-occupational disease claims and third-party claims pursuant to the 2016 actuarial valuation. In 2015 and 2014, actuarial valuations resulted in a decrease of $5 million and $20 million, respectively. The prior years' decreases from the 2015 and 2014 actuarial valuations were mainly attributable to non-occupational disease claims, occupational disease claims and third-party claims reflecting a decrease in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

87 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

 As at December 31, 2016, 2015 and 2014, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions	2016	2015	2014
Beginning of year	$105	$95	$106
Accruals and other	51	22	2
Payments	(34)	(30)	(22)
Foreign exchange	(4)	18	9
End of year	$118	$105	$95
Current portion - End of year	$37	$24	$20

 Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2016, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's consolidated financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company has identified approximately 170 sites at which it is or may be liable for remediation costs, in some cases along with other potentially responsible parties, associated with alleged contamination and is subject to environmental clean-up and enforcement actions, including those imposed by the United States Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, or analogous state laws. CERCLA and similar state laws, in addition to other similar Canadian and U.S. laws, generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site, as well as those whose waste is disposed of at the site, without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at 6 sites governed by the Superfund law (and analogous state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

88 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
 As at December 31, 2016, 2015 and 2014, the Company's provision for specific environmental sites was as follows:

In millions	2016	2015	2014
Beginning of year	$110	$114	$119
Accruals and other	6	81	11
Payments	(29)	(91)	(19)
Foreign exchange	(1)	6	3
End of year	$86	$110	$114
Current portion - End of year	$50	$51	$45

The Company anticipates that the majority of the liability at December 31, 2016 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
•	the lack of specific technical information available with respect to many sites;
•	the absence of any government authority, third-party orders, or claims with respect to particular sites;
•	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
•	the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.

Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2016 amounted to $19 million (2015 - $20 million; 2014 - $20 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fuelling stations and waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2016 amounted to $15 million (2015 - $18 million; 2014 - $19 million).

89 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, residual value guarantees of operating leases, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

Guarantees
Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2017 and 2022, for the benefit of the lessor. If the fair value of the assets at the end of their respective lease term is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at December 31, 2016, the maximum exposure in respect of these guarantees was $161 million (2015 - $200 million). There are no recourse provisions to recover any amounts from third parties.

Other guarantees
As at December 31, 2016, the Company had outstanding letters of credit of $451 million (2015 - $551 million) under the committed bilateral letter of credit facilities and $68 million (2015 - $nil) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $169 million (2015 - $120 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at December 31, 2016, the maximum potential liability under these guarantee instruments was $688 million (2015 - $671 million), of which $629 million (2015 - $589 million) related to other employee benefit liabilities and workers' compensation and $59 million (2015 - $82 million) related to other liabilities. The guarantee instruments expire at various dates between 2017 and 2019.

As at December 31, 2016, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees.

General indemnifications
In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2016, the Company had not recorded a liability with respect to any indemnifications.

17 - Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated long-term debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated long-term debt into the Canadian dollar.

90 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2016, the Company had outstanding foreign exchange forward contracts with a notional value of US$1,035 million (2015 - US$361 million). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2016, the Company recorded a loss of $1 million (2015 - gain of $61 million; 2014 - gain of $9 million) related to foreign exchange forward contracts. These losses or gains were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2016, Other current assets included an unrealized gain of $19 million (2015 - $4 million) and Accounts payable and other included an unrealized loss of $1 million (2015 - $2 million), related to the fair value of outstanding foreign exchange forward contracts.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's long-term debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk. As at December 31, 2016, Accumulated other comprehensive loss included an unamortized gain of $7 million (2015 - $7 million) relating to treasury lock transactions settled in a prior year, which is being amortized over the term of the related debt.

Fair value of financial instruments
The following table provides the valuation methods and assumptions used by the Company to estimate the fair value of financial instruments and their associated level within the fair value hierarchy:

Level 1 Quoted prices for identical instruments in active markets
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.

Level 2 Significant inputs (other than quoted prices included in Level 1) are observable
The carrying amounts of Accounts receivable, Other current assets, and Accounts payable and other approximate fair value. The fair value of these financial instruments is not determined using quoted prices, but rather from market observable information. The fair value of derivative financial instruments used to manage the Company's exposure to foreign currency risk and included in Other current assets and Accounts payable and other is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities.

The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. As at December 31, 2016, the Company's debt had a carrying amount of $10,937 million (2015 - $10,427 million) and a fair value of $12,084 million (2015 - $11,720 million).

Level 3 Significant inputs are unobservable
The carrying amounts of investments included in Intangible and other assets approximate fair value, with the exception of certain cost investments for which significant inputs are unobservable and fair value is estimated based on the Company's proportionate share of the underlying net assets. As at December 31, 2016, the Company's investments had a carrying amount of $68 million (2015 - $69 million) and a fair value of $220 million (2015 - $220 million).

91 CN | 2016 Annual Report

Notes to Consolidated Financial Statements

18 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by corporate management, including the Company's chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN's network.
The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region). Corporate management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 95% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.
The regions also demonstrate common characteristics in each of the following areas:
•	each region's sole business activity is the transportation of freight over the Company's extensive rail network;
•	the regions service national accounts that extend over the Company's various commodity groups and across its rail network;
•	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
•	the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S.

For the years ended December 31, 2016, 2015, and 2014, no major customer accounted for more than 10% of total revenues and the largest rail freight customer represented approximately 3%, 3%, and 2%, respectively, of total annual rail freight revenues.
 The following tables provide information by geographic area:

In millions	Year ended December 31,	2016	2015	2014
Revenues
Canada		$7,971	$8,283	$8,108
U.S.		4,066	4,328	4,026
Total revenues		$12,037	$12,611	$12,134
Net income
Canada	$2,708	$2,469	$2,249
U.S.	932	1,069	918
Total net income	$3,640	$3,538	$3,167
In millions	December 31,	2016	2015
Properties
Canada		$17,445	$16,737
U.S.		16,310	15,887
Total properties		$33,755	$32,624

92 CN | 2016 Annual Report

INNOVATION IN MOTION SHAREHOLDER AND INVESTOR INFORMATION Annual meeting The annual meeting of shareholders will be held at 9:00 a.m. CST on April 25, 2017 at: Shareholder services Shareholders having inquiries concerning their shares, wishing to obtain information about CN, or to receive dividends by direct deposit or in U.S. dollars may obtain detailed information by communicating with: The Hotel Saskatchewan Regency Ballroom 2125 Victoria Avenue Regina, Saskatchewan, Canada Computershare Trust Company of Canada Shareholder Services 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Annual information form The annual information form may be obtained by writing to: Telephone: 1-800-564-6253 www.investorcentre.com The Corporate Secretary Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Stock exchanges CN common shares are listed on the Toronto and New York stock exchanges. It is also available on CN’s website. Ticker symbols: CNR (Toronto Stock Exchange) CNI (New York Stock Exchange) Transfer agent and registrar Computershare Trust Company of Canada Offies in: Montreal, Quebec Toronto, Ontario Calgary, Alberta Vancouver, British Columbia Investor relations Paul Butcher Vice-President, Investor Relations Telephone: 514-399-0052 Telephone: 1-800-564-6253 www.investorcentre.com Head office Canadian National Railway Company 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Co-transfer agent and co-registrar Computershare Trust Company N.A. Att: Stock Transfer Department P.O. Box 8100 Montreal, Quebec H3C 3N4 Overnight Mail Delivery: 250 Royall Street, Canton MA 02021 Regular Mail Delivery: P.O. Box 43078, Providence, RI 02940-3078 This report has been printed on 30% post-consumer recycled content. Telephone: 1-800-962-4284 Additional copies of this report are available from: La version française du présent rapport est disponible à l’adresse suivante : CN Public Affairs 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Telephone: 1-888-888-5909 Email: contact@cn.ca Affaires publiques du CN 935, rue de La Gauchetière Ouest Montréal (Québec) H3B 2M9 Téléphone : 1 888 888-5909 Courriel : contact@cn.ca CN | 2016 Annual Report 93

935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 www.cn.ca